UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1/A-6
(to Form S-3)

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

POWERCOLD CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	5075	23-2582701
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(IRS Employer Identification No.)

P.O. Box 1239
115 Canfield Road
LaVernia, TX 78121
(830)-779-5213
(Address, including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Charles Cleveland
Suite 304
Rock Point Centre
Spokane, Washington 99201
(509) 326-1029
(Name, Address, including Zip Code, and Telephone Number,
including Area Code, of Agent for Service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If any of the securities being registered on this form are being offered on
a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box. /X/

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please
check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box
and list the Securities Act registration statement number of the earlier effective registration statement for the same
offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock $0.001 par value (2)	1,844,931 shares	$1.96	$3,616,476	$ 458.16
Warrants to Purchase Common Stock, no par value	515,500	-0-	-0-	-0-
Common Stock, $0.001 par value	515,500[2] shares	$1.33[3]	$683,650	$ 86.62
Total Fee				$ 544.78

[1]   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Company's Common Stock on the OTC Electronic Bulletin Board (Symbol: PWCL) on April 23, 2004.

[2]   The registration fee is based on the total amount of funds to be received upon exercise of the common stock purchase warrants (issued in various private placements undertaken by the Registrant) into shares of common stock, which warrants have various exercise prices.

[3]   Price is calculated as the average based upon the total funds that would be received if all warrants were exercised.

[4]   Pursuant to Rule 416, this Registration Statement also registers such indeterminate number of shares as may be issuable in connection with stock splits, stock dividends or similar transactions. It is not known how many of such shares of common stock will be purchased under this Registration Statement or at what price such shares will be purchased.

[5]   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD TO YOU UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, dated _____

Prospectus

2,360,431 Shares of Common Stock

POWERCOLD CORPORATION.
115 Canfield Road
LaVernia, TX 78121

We are registering for resale 1,844,931 shares of common stock issued to the selling shareholders in private offerings, and 515,500 shares of common stock issuable upon the exercise of warrants issued to certain of those shareholders.

We will not receive any of the proceeds from the sale of shares by the selling stockholder, other than payment of the exercise price of the warrants. We will pay all expenses in connection with this offering, other than commissions and discounts of underwriters, dealers or agents.

 The selling shareholders will sell their shares at prevailing market prices or privately negotiated prices.

Our shares of common stock are listed on the Over-the-Counter Bulletin Board operated by NASDR, Inc. under the symbol "PWCL".

The market price close as of October 13, 2005 was $1.00 per share.

Investing in our common stock involves a high degree of risk. See "Risk Factors," beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

 The date of this prospectus is _____, 2005.

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Until, _____ all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.

TABLE OF CONTENTS

_____

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

This summary provides an overview of selected information and does not contain all the information you should consider before investing in our securities. To fully understand this offering and its consequences to you, you should read the entire prospectus carefully, including the "Risks Factors" section and the remainder of the prospectus, before making an investment decision. In this prospectus we refer to PowerCold Corporation. as "PowerCold," "we," "our" and "us."

PowerCold Corporation

We were formed on October 7, 1987 in the State of Nevada. We design, engineer, manufacture, market and support energy efficient industrial refrigeration and HVAC (Heating/Ventilation/Air Conditioning) systems. Our products are used in large food processors, hotel, assisted care living facilities, retail chain stores, fast food restaurants, as well as in small commercial air-conditioning units.

We have four wholly owned subsidiaries:

** PowerCold Products, Inc. supports our product development, engineering and manufacturing.

**PowerCold ComfortAir Solutions, Inc., supports our sales and marketing offering turnkey high efficiency HVAC solutions for commercial buildings.

**PowerCold International, Ltd., markets all our products and system applications worldwide through various alliances and marketing agencies.

**PowerCold Technology, LLC holds title to all of our patents.

The Company's executive offices are located at 115 Canfield Road, LaVernia, TX 78121. Our telephone number is (830)-779-5213 and our facsimile number is (830)-253-8181. Unless otherwise indicated, references in this Prospectus to "PowerCold,", "we," "us" and "our" are to PowerCold Corporation.

THE OFFERING

You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We may not make an offer of the common stock in any state where the offer is not permitted. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. It also does not mean that the information in this prospectus is correct after this date.

Common stock offered by the Selling Shareholders	2,360,431 (assuming warrants to purchase 515,500 shares of common stock are exercised)
Common stock to be outstanding immediately after this offering [1]	30,435,191 shares
Use of Proceeds	We will not receive any proceeds from the sale of stock
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before investing in our common stock.
Dividend Policy	We have not paid any dividends and do not anticipate that we will do so in the foreseeable future. See "Description of Securities" for more information.
OTC BB symbol	PWCL

[1] The number of shares of common stock to be outstanding upon completion of this offering is based on 24,831,696 shares of common stock outstanding as of October 13, 2005; 630,000 options and 115,500 warrants that could be exercised in the money assuming a price at or below $1.05 per share (the average of the high and low sales prices for PowerCold common stock during the third quarter of 2005; 400,000 warrants from this offering that have an exercise price above $1.05 and 4,457,995 shares following effectiveness of Registration of the securities related to the Laurus convertible debt offering of August 29, 2004.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the summary consolidated financial data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus. The summary consolidated financial data at and for the interim period ended June 30, 2005 and fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000 are derived from our consolidated financial statements. Earnings per share is computed using the weighted average number of shares of common stock. Book value per share excludes the effect of any outstanding stock options. Results for past periods are not necessarily indicative of results that may be expected for any future period.

(In thousands except share, per share and percentage data)

	Six Months Ended 6/30/2005	Year Ended 12/31/2004	Year Ended 12/31/2003	Year Ended 12/31/2002	Year Ended 12/31/2001	Year Ended 12/31/2000
Revenue	$5,805	$9,091	$4,070	$1,506	$814	$395
Gross Profit (loss)	$986	$1,884	$1,443	$257	$(15)	$112
Net Income (loss)	$(2,106)	$(4,337)	$(2,657)	$(4,291)	$(2,328)	$(1,103)
Basic Earnings (loss) per share	$(0.09)	$(0.20)	$(0.13)	$(0.25)	$(0.16)	$(0.13)
Diluted Earnings (loss) per share	$(0.09)	$(0.20)	$(0.13)	$(0.25)	$(0.16)	$(0.13)
Dividends per share	N/A	N/A	N/A	N/A	N/A	N/A
Basic Average Shares (000)	23,884	22,156	20,163	17,118	15,005	10,157
Diluted Average Shares (000)	23,884	22,156	20,163	17,118	15,005	10,157
Working Capital	$511	$1,199	$159	$(55)	$413	$126
Long Term Debt	$3,028	$2,764	$0	$0	$0	$6
Shareholders' Equity	$(687)	$30	$1,562	$782	$2,339	$1,255
Total Assets	$11,953	$8,576	$4,593	$1,685	$2,824	$1,781

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this Prospectus before you decide to invest in our common stock. There is a great deal of risk involved. Any of the following risks could affect our business, its financial condition, its potential profits or losses and could result in you losing your entire investment if our business became insolvent.

Specific Risks Related to Our Business

We are subject to government regulations that may impose additional technology requirements to our products, which may increase our manufacturing costs, thus reducing our profitability.

Environmental regulations affect our business. There are many federal, state and local rules and regulations governing the environment. .The environmental laws affecting us most relate to the use of chemicals in refrigeration and heating systems and equipment and to minimum energy efficiency standards. Some chemicals used in air conditioning and refrigeration equipment products may affect the ozone layer. None of our products use the banned chemicals and all of our equipment meets or exceeds current minimum energy efficiency standards as they apply to our existing product offerings. Our equipment uses substitutes for environmentally destructive chemicals such as Freon. Failure to meet those regulations would seriously affect our income if the equipment we manufacture for the commercial heating and air conditioning market become obsolete.

As a result our business is subject to extensive, frequently changing, federal, state and local regulation regarding the following:

- health safety and environmental regulations;
- changing technology requirements.

Some of these laws may restrict or limit our business. Much of this regulation, particularly technology requirements, is complex and open to differing interpretations. If any of our operations are found to violate these laws, we may be subject to severe sanctions or be required to alter or discontinue our operations. If we are required to alter our practices, we may not be able to do so successfully. The occurrence of any of these events could cause our revenue and earnings to decline. Changes in regulations specifically governing the use of certain refrigerants may make some of our equipment designs obsolete, causing us to increase spending on research and development and impair the value of our patents. The magnitude of such risk cannot be quantified and would be speculative. If our intellectual property were entirely impaired assets could be reduced by as much as $1,359,382.

We have a history of net losses. We expect to continue to incur net losses, and we may not achieve or maintain profitability. Independent auditors have expressed substantial uncertainties for our continuation as a going concern.

We have incurred net losses each year since our inception in 1987 including net losses of approximately $2,106,385 for the six month period ended June 30, 2005 and $4,337,032 for the year ended December 31, 2004, $2,656,548 for 2003 and $4,291,443 in 2002. As of June 30, 2005, we had an accumulated deficit of approximately $22,720887. The time required to reach profitability is highly uncertain. We may not achieve profitability on a sustained basis, if at all. The "cash burn", defined as the net loss for the period less depreciation, (the average is calculated by dividing by the interval period,) for the first quarter of 2005 was $1,066,581 and $888,677 for the second quarter of 2005. The average quarterly cash burn for 2004 was $1,036,147 and for 2003 was $635,216. The Company publicly reports its financial information in accordance with accounting principles generally accepted in the United States (GAAP). The Company also presents financial information that may be considered "non-GAAP financial measures". Non-GAAP financial measures, such as "cash burn" as defined above, should be evaluated in conjunction with, and are not a substitute for GAAP financial measures. Planned R&D activity for new product development and existing product improvement is projected at $700,000 over the twelve month period through June 2007 and will be dependent upon available funds.

Our financial statements for the year ended December 31, 2004, were audited by our independent certified public accountants. Their report includes an explanatory paragraph stating that the financial statements have been prepared assuming we will continue as a going concern and that we have incurred operating losses since inception that raise substantial doubt about our ability to continue as a going concern.

We believe that there is substantial doubt about our ability to continue as a going concern due to our total accumulated deficit of $22,720,887 as of June 30, 2005. Net losses may continue for at least the next several years. The presence and size of these potential net losses will depend, in part, on the rate of growth, if any, in our revenues and on the level of our expenses. The number of employees has varied over the previous twenty-four months and to some extent is dependant upon the backlog of orders from products manufactured by us. There has been a net increase in the sales and marketing staff in an effort to increase revenue. This trend is expected to continue as the customer base expands. Substantial increases in the cost of certain raw materials such as copper tubing and polyethylene resin may temporarily impact, in a negative way, the gross profit margins of equipment sold. The cost of insurance coverage and regulatory compliance continues to escalate with little near term relief expected. We will need to generate revenues of at least $15,000,000 to $20,000,000 per year in 2005 to achieve profitability at 2004 gross margins and operating expenses excluding the impact of bad debt expense and legal and accounting expense for stock registration. In the past the source of revenue has impacted cost of goods and certain operating expenses and cannot be predicted with any certainty for the future. In the recent past gross margins have declined as revenue from retail and restaurant chain store business has become a larger piece of the revenue mix. Historically the margins for Nauticon products and hospitality project revenue have been considerably higher that margins derived from chains store business. There is no certainty implied for revenue mix, revenue earned or the margins associated with future sales. Management believes that future revenue, if predominately derived from hospitality projects and Nauticon product sales, will result in higher reported gross margins than the margins reported in 2004 as it has in prior reporting periods. Even if we do increase our revenues, improve our margins, control our expenses and achieve profitability, we may not be able to sustain profitability. There is no guarantee expenses will not increase or that margins will be sufficient or that $15,000,000 to $20,000,000 for 2005 annual revenue can be achieved.

We will need additional funds in the future, which may not be available to us. If we do not secure additional financing, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures.

We require substantial working capital to fund our business. We need at least $165,000 in funds per month to operate. We have had significant operating losses and negative cash flow from operations. Additional financing may not be available when needed on favorable terms or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our product line of evaporative condensers and fluid coolers, take advantage of approved vendor status with major hospitality chains or respond to competitive pressures, which could result in a reduction of revenue growth or significantly reduced revenue. Our capital requirements depend on several factors, including the rate of market acceptance of our products, the ability to expand our customer base, the growth of sales and marketing and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated or find it necessary to reduce the size of our workforce limiting our ability to respond rapidly to design and engineering requests and bid on new projects.

The loss of Francis L. Simola could impair the growth of our business.

We do carry key-man life insurance on our chief executive officer, Francis L. Simola in the amount of $1 million. If he dies or becomes disabled, we would have to divert time and money to locate an experienced replacement and to do so would be time consuming and expensive. We would be competing against large companies seeking similar candidates. A loss of Mr. Simola would hurt our operations and financial condition as he has directed us since formation. There is no one else associated with us who can manage our operations like Mr. Simola. The magnitude of the risk to us would be at least $200,000 per year in salary costs, plus additional compensation.

Our Stock Value has fluctuated in an abrupt and volatile manner in the past and may do so in the future which may impair our ability to raise capital through equity offerings.

Our stock is traded on the Electronic, Over the Counter Bulletin Board. Stocks that trade on the OTC Bulletin Board tend to experience dramatic price volatility. The trading price of our common stock has been subject to significant fluctuations to date and could be subject to wide fluctuations in the future, limiting our ability to raise capital at favorable terms and increasing the cost of capital in the equity markets. The lower our stock trades, the greater the dilutive effect upon stockholder value if equity offerings are used to raise capital.

If we fail to adequately protect our proprietary technologies, third parties may be able to use our technologies, which could prevent us from competing in the market.

Our success is dependent upon our proprietary information and technology. We rely on a combination of patent, contract, trademark and trade secret laws and other measures to protect our proprietary information and technology. The patents issued to us may not be adequate to protect our proprietary rights, to deter misappropriation or to prevent an unauthorized third party from copying our technology, designing around the patents we own or otherwise obtaining and using our

products, designs or other information. In addition, patents may not be issued under future patent applications, and the patents issued under such patent applications could be invalidated, circumvented or challenged. It may also be particularly difficult to protect our products and intellectual property under the laws of certain countries in which our products are or may be manufactured or sold. There can be no assurance that the steps we have taken to protect our technology will be successful.

We believe our products and technology do not infringe on any proprietary rights of others. Any claims for infringement, with or without merit, could result in costly litigation or might require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. Any successful infringement claim could result in a cessation of operations and limit funds available for operational needs as we do not have insurance coverage that provides for the legal defense of intellectual property.

We operate in an intensely competitive industry with rapidly evolving technologies, and our competitors may develop products and technologies that make ours obsolete.

We are in an extremely competitive market. We compete because of our service, price, quality, reliability and efficiency of our products. Several of our competitors have more money. Several of the Companies we compete with are RECold, BAC, and Evapco, York, and Carrier.

Our stock price is likely to be below $5.00 per share and is currently a "Penny Stock" which will place restrictions on broker-dealers recommending the stock for purchase.

Our common stock is defined as "penny stock" under the Securities Exchange Act of 1934, and its rules. The SEC has adopted regulations that define *"penny stock"* to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions.

Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchasers written consent to the transaction prior to sale. If our common stock becomes subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock, if such trading market should occur. As a result, fewer broker-dealers are willing to make a market in our stock. You would then be unable to resell our shares.

Anti-Takeover Provisions In Our Charter Documents And Nevada Law Could Make A Third-Party Acquisition Of Us Difficult. This Could Limit The Price Investors Might Be Willing To Pay In The Future For Our Common Stock.

Provisions in our amended and restated certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, or control us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Our amended and restated certificate of incorporation allows us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders and our amended and restated bylaws eliminate the right of stockholders to call a special meeting of stockholders, which could make it more difficult for stockholders to effect certain corporate actions. These provisions could also have the effect of delaying or preventing a change in control. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, such issuance could have the effect of decreasing the market price of our common stock.

Specific Risks Related to Prior Stock Offerings

The Securities and Exchange Commission may apply the "integration doctrine" for   private sales of unregistered Common Stock since June 30, 2000.

Since June 30, 2000, we have raised working capital through the sale of common stock. None of the stock sold was registered under the Securities Act of 1933, as amended (the "Act") or any state securities' laws. We have determined that of all stock issuances since June 30, 2000, approximately 6,784,591 shares of common stock has already been resold pursuant to Rule 144 or removed restrictive legends under Rule 144K. Additionally we have agreed to register for resale 6,818,426 shares of the common stock (or underlying options and warrants). We have filed registration statements (SEC File No. 333-119112 and File No. 333-115094) for those 6,818,426 shares sold in the private placements. We subsequently requested to withdraw the Form S-1 Registration Statement, File No. 333-119112   We believe that all of the private placement sales were made only to

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"accredited investors" a that term is defined under Regulation D of the Act, and therefore did not involve a public offering within the meaning of Sections 4(2), 4(6) of Regulation D of the Act. In the event that an exemption for such sales is later determined not to be available to us or that such offerings should be integrated with the Public Offering, we may be required to take such steps as may be necessary to comply with federal and state securities laws for such sales.

FORWARD-LOOKING STATEMENTS

The statements included in this Prospectus regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. You can identify forward-looking statements by terminology including "could," "may," "should," "except," "plan," "expect," "project," "estimate," "predict," "anticipate," "believes", "intends", and the negative of these terms or other comparable terminology. Such statements are based upon our current expectations and involve a number of risks and uncertainties and should not be considered as guarantees of future performance. These statements include, without limitation, statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions and investments and the adequacy of our available cash resources. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions. Readers are cautioned not to place undue reliance on these forward looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Shareholders.

Upon exercise of all of warrants in this offering, we would receive proceeds of $683,650. There is no guarantee that any or all of the warrants will be exercised as some are priced significantly above the market closing price of $1.00 on October 13, 2005.

The proceeds from the exercise of the warrants will be used to produce and manufacture additional inventory of our new fluid cooler products and heat exchangers (estimated 20% of the proceeds), develop new and improved products (estimated 30% of the proceeds), expand sales and marketing activity with 50% of funds used for marketing and sales activities.

We estimate we will spend approximately $52,000 in registering the offered shares.

DIVIDEND POLICY

Our board of directors has never declared a cash dividend. We do not have any present intent to pay any cash dividends. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and other factors that our board of directors may deem relevant.

DETERMINATION OF OFFERING PRICE

The Selling Shareholders are expected to sell their shares at market prices.

DILUTION

We are not offering any shares in this registration statement. All shares are being registered on behalf of our Selling Shareholders.

CAPITALIZATION

The following table shows our capitalization, as of June 30, 2005:

*Actual: On an actual basis, unadjusted for any exercise of outstanding options, warrants, and a convertible term note

You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Actual *	As Adjusted**
	(As of June 30, 2005)	
Cash and cash equivalents	$ 571,153	$1,154,153[1]
Debt	$ 5,020,063	$965,305[2]
Stockholders' Equity:	$(686,541)	$4,896,459[3]
Capital Stock	24,831,696	30,035,191[4]
Additional Paid-in Capital	$22,009,614	$27,587,411[5]
Retained Earnings (Accumulated Deficit)	$(22,720,887)	$(22,720,887)
Treasury Stock	Nil	Nil

** Adjusted for the exercise of all warrants, options priced at $1.05 or less and conversion of convertible debt.

[1]   We have assumed that our cash is increased: $583,000 by the following exercise of options and warrants at or below $1.05 per share (the average of the high and the low sales prices for PowerCold common stock during the third quarter of 2005); exercise of 630,000 options at an average price of $0.74 per share for a total of $467,500; and the exercise of 115,500 warrants (Table A) at an average price of $1.00 for $115,500.

[2]   We have assumed that our debt is reduced to $965,305 through the conversion to equity of the Laurus debt.

[3]   We have assumed that our Shareholders' Equity is increased $5,583,000 through the exercise of all options and warrants with an exercise price of $1.05 or less and the full conversion of the Laurus $5,000,000 convertible debt.

[4]   We have assumed that our Capital Stock is increased 5,203,495: 630,000 with the exercise of all outstanding options with an exercise price of $1.05 or less; 115,500 with the purchase of all outstanding warrants with an exercise price of $1.05 or less; and the 4,457,995 shares to be registered for the convertible debt instrument.

[5]   We have assumed that our Paid in Capital is increased $5,577,797; $5,000,000 for the convertible debt from Laurus; $467,500 upon the exercise of options; $115,500 upon the exercise of warrants less $5,203, the par value of the additional share issued and outstanding upon the exercise of options and warrants and conversion of debt for the number of shares in this registration.

Warrants

Table A; The following chart summarizes warrants that would be exercised.

Number of Warrants	Date of Issuance	Exercise Price	Expiration Date	Exercise Value
115,500	March 1, 2004	$1.00 per share	March 1, 2009	$115,500

SELLING SECURITY HOLDERS

SELLING SHAREHOLDERS

Securities Purchase Agreement

On June 1, 2004 Frank Hawkins purchased for $60,000 through an option conversion 60,000 common shares at $1.00 per shares. The 60,000 options were issued on June 6, 2001, for PR services provided in 2000 and 2001

On May 20, 2004 George Briley purchased for $150,000, through an option conversion 150,000 common shares at $1.00 per share. The 150,000 options were issued for services as a director on September 10, 2001.

Between January 12, 2004 and February 27, 2004 we entered into a loan agreements with Beverlie F Wissner TTEE Beverlie F Wissner Declaration Of Trust U/A DTD9/20/00, Cathy A Wichert TTEE Cathy A Wichert Living Trust U/A Dtd 9/10/01, Claudie Williams Cust Daniel J Williams UTMA PA, **(1)Liberty View Funds LP**, Martin H Orliner TTEE Martin H Orliner Revocable Trust U/A DTD 4/27/95, Michael Sasso & Donna Sasso, R. Scott Williams, Alan G Stern TTEES Mercer Cardiology Assoc PA Pension Account DTD 1/1/80, R Scott Williams Cust Matthew J Williams UTMA PA, Ratinowsky TTEES Rev DT Of Joshua Paul Williams UA DTD 12/17/01, Ira Lish & Gail Lish, Stanley H Shatz & Geraldine A Shatz, William B Shink, Susan Madian-Spiezle, Janis Diamond Chack, Jennifer Zimmer & Mark Zimmer, Irv Block, John Kelly & Susan Kelly, Stuart Kurtz & Deborah Kurtz, Joseph M. Evancich, Johney Chong, Maryjo Simjian Garre Trust, in the principal amount of $1,650,000.00.

The loans mature at various times from May 10, 2004 through June 28, 2004. The loans include a conversion option of $1.50 per share. Under the terms of the loans we also issued common stock purchase warrants to purchase an aggregate of 330,000 shares of our common stock at $1.50 per share for a period of one year from the closing date of the offering. The maturity date of the loan was extended to July 28, 2004 in consideration of an additional 165,000 warrants to purchase common shares at a price of $1.50 per share for a period of three years from the date of the bridge loan extension agreement. Prior to July 28, 2004 Michael Sasso & Donna Sasso acquired 16,667 shares for $25,000, Jennifer Zimmer & Mark Zimmer acquired 16,667 shares for $25,000, and Joseph M. Evancich acquired 33,333 shares for $50,000 with the exercise of their conversion option for owned bridge loan units to PowerCold common stock at $1.50 per share. The remaining bridge loan holders accepted cash for repayment of the bridge loan units.

Philadelphia Brokerage Corporation acted as placement agent in connection with the loan agreements. Philadelphia Brokerage Corporation is a registered broker-dealer, which acquired its securities as compensation for underwriting activities. Philadelphia Brokerage Corporation introduced us to the selling security holders and assisted us with structuring the securities purchase agreements. As consideration for Philadelphia Brokerage Corporation's services as placement agent in connection with these securities purchase agreements, we paid 1.5% of the gross proceeds, to Philadelphia Brokerage Corporation, and issued them a Warrant to purchase up to 115,500 shares of our common stock, exercisable at a price of $1.00 per share for a term of six years. Philadelphia Brokerage Corporation subsequently transferred and assigned warrants to acquire 115,500 shares to certain of its employees, namely R Scott Williams (46,200), Mark Zimmer (17,325), Sean McDermott (17,325), Kevin Hamilton (17,325) and Robert Fisk (17,325).

As of June 16, 2003, We entered into securities purchase agreements with Alexander C Keszeli & Kim M Keszeli , Alma K Elias & Gabriel Elias, Ann H Roehrs, Barbara C Reiter, Barry Robbins, Beverlie F Wissner TTEE Beverlie F Wissner Declaration Of Trust U/A DTD 9/20/00, Cathy A Wichert TTEE Cathy A Wichert Living Trust U/A DTD 9/10/01, Charles L Coltman, Claudie Williams Cust Daniel J Williams UTMA PA, E Stephen Ellis & Carol Ellis, Frank & Judith Campbell,   Frank J Campbell III & Tracy C Smith Trustees Trust U/W Of Jane D Campbell, Harriet L & Joseph M Manning Jr, Harry E Coggshall Jr, James A Wasserson, Joanne C Edwards, Leonide Prince, **Liberty View Funds LP (1)** Martin H Orliner Ttee Martin H Orliner Revocable Trust U/A DTD 4/27/95, Michael Sasso & Donna Sasso, NFS FMTC IRA FBO Jacqueline Myers Simms, NFS FMTC IRA FBO Mark F Zimmer, NFS FMTC IRA FBO R Scott Williams, NFS FMTC IRA FBO Frank J Campbell III, Overton J Caldwell & Teresa R Caldwell, Philip L Lebovitz & Alan G Stern TTEES Mercer Cardiology Assoc PA Pension Account DTD 1/1/80, **Polar Capital LP(2)**, R Scott Williams Cust Matthew J Williams UTMA PA, Ratinowsky TTEES Rev DT Of Joshua Paul Williams UA DTD 12/17/01, **Riveria Limited(3)**, Robert A Freeman & Susan Freeman TTEES Robert & Susan Freeman Family Trust U/A DTD 6/21/94, Robert E Zimmer Jr, **Scudder Smith Family Assoc LLC (4)**, Stacy Lish Goldberg, Stanley H Shatz & Geraldine A Shatz, Steven Gross & Barbara Gross, **The Bee Publishing Company Inc 401k Profit Sharing Plan(5), The Bee Publishing Company Inc Profit Sharing Plan Rollover(5), The Bee Publishing Company Inc 401k Profit Sharing Plan Match Account (5)**, UBS Financial Services Inc Cust FBO Gail W McGee IRA, William B Shink, for the purchase of an aggregate of $1,550,000 of our common stock. The shares of our common stock were purchased at a price of $1.00 per unit. Under the terms of the securities purchase agreements, We also issued common stock purchase warrants to the investors to purchase an aggregate of 310,000 shares of our common stock at $1.25 ($2.00 per agreement with quarterly price reduction of $0.25 commencing on June 17, 2003 until registration is filed) per share for a period of three years from the Initial Exercise Date as defined in the warrant agreement.

Philadelphia Brokerage Corporation acted as placement agent in connection with the May 15, 2003, securities purchase agreements. Philadelphia Brokerage Corporation introduced us to the selling security holders and assisted us with structuring the securities purchase agreements. As consideration for Philadelphia Brokerage Corporation's services as placement agent in connection with these securities purchase agreements, we paid 8.0% of the gross proceeds, to Philadelphia Brokerage Corporation, and issued them a Warrant to purchase up to 70,000 shares of our common stock, exercisable at a price of $0.01 per share for a term of six years. Philadelphia Brokerage Corporation acquired its securities as compensation for underwriting activities On July 8, 2003, **Philadelphia Brokerage Corporation (6)** exercised warrants to purchase 70,000 shares for $700 retaining a portion of the shares (24,500) and distributed the balance of the shares to certain employees as follows: R Scott Williams (21,781), Frank Campbell (16,145), Mark Zimmer (4,403), Robert Jacobs (2,936) and James Allsopp (235).

As of December 31, 2002, We accepted offers to purchase our shares of common stock from **Bank Vontobel AG (7),** Peter Cohn, **2 Trade Group Ltd (8), and Sucellus Trading Ltd(9),** as the securities holders. These investors executed the investor subscription agreements prior to December 31, 2002. The shares of common stock were purchased at a price of $1.25 per unit. The aggregate purchase price for these shares of common stock was $405,000. Pursuant to the provisions of the private placement memorandum and investor subscription agreements, we also issued common stock purchase warrants to these investors to purchase an aggregate of 87,096 shares of our Company's common stock at $2.25 per share for a period of three years from the Initial Exercise Date as defined in the Warrant Agreement.

Chesapeake Securities Corporation acted as placement agent in connection with our December 31, 2002, securities purchase agreements. Chesapeake Securities Corporation introduced us to the selling security holders and assisted us with structuring the securities purchase agreements. As consideration for Chesapeake Securities Corporation's services as placement agent in connection with these securities purchase agreements, we paid 10% of the gross proceeds, to Chesapeake Securities Corporation. Chesapeake Securities Corporation is a registered broker-dealer, which acquired its securities as compensation for underwriting activities.

As of December 31, 2002, we accepted offers to purchase our shares of common stock from Stephen T Mullin, Eugene B Lefevre & Deborah Lefevre, and Kevin D. Barry as the securities holders. These investors executed investor subscription agreements prior to December 31, 2002. The shares of common stock were purchased at a price of $1.15 per share. The aggregate purchase price for these shares of common stock was $82,225. No warrants were issued and there was no placement agent.

As of December 31, 2003, We accepted offers to purchase shares of our common stock from **Swissfirst Bank AG [10]**, Roger Suter, Samuel Matter, **2 Trade Group Ltd [8]**, Charles W Parsons, Davide Constantini, Ronald E Eckstam Trust DTD 11/29/99, Peter Cohn, David H Russell & Susan T Russell JTWROS, and **Sucellus Trading Ltd [9]**, as the securities holders.

These investors executed the investor subscription warrant purchase agreements prior to December 31, 2003. The shares of common stock were purchased at a price of $1.50 per unit. The aggregate purchase price for these shares of common stock was $482,776. Pursuant to the provisions of the private placement memorandum and investor subscription agreements, Chesapeake Securities Corporation acted as placement agent in connection with the December 31, 2003, securities purchase agreements. Chesapeake Securities Corporation did not receive any securities in connection with its services. Chesapeake Securities Corporation introduced us to the selling security holders and assisted us with structuring the securities purchase agreements.

On 02/05/2002 Swissfirst Bank AG exercised warrants to acquire 137,513 shares of common stock.

On 02/15/2002 Roger Suter exercised warrants to acquire 4,000 shares of common stock.

On 02/15/2002 Samuel Matter exercised warrants to acquire 10,000 shares of common stock.

On 07/08/2003 Philadelphia Brokerage Corporation exercised warrants to acquire 70,000 shares of common stock.

On 09/23/2003 2 Trade Group Ltd exercised warrants to acquire 31,305 shares of common stock.

On 09/23/2003 Charles W Parsons exercised warrants to acquire 8,773 shares of common stock.

On 09/29/2003 Davide Constantini exercised warrants to acquire 2,000 shares of common stock.

On 09/29/2003 Ronald E Eckstam Trust Dtd 11/29/99 exercised warrants to acquire 8,000 shares of common stock.

On 09/30/2003 Peter Cohn exercised warrants to acquire 10,667 shares of common stock.

On 09/30/2003 David H Russell & Susan Russell exercised warrants to acquire 64,000 shares of common stock.

On 11/12/2003, Sucellus Trading Ltd exercised warrants to acquire 45,124 shares of common stock.

No warrant solicitation fees were paid, and the total amount of proceeds received by us was $482,776

Resale of the shares of our common stock issued and issuable in connection with the warrants purchased under all of the investor subscription agreements together with the placing agents' common stock is covered by this Prospectus.

On July 29, 2004 we entered into a securities purchase agreement with **Laurus Master Fund, Ltd. (11),** a Cayman Islands company ("Laurus") for the purchase of a $5,000,000 of a convertible term note ("Note"). Under the terms of the securities purchase agreement, we also issued common stock purchase warrants to Laurus to purchase 615,000 shares of common stock, exercisable for three years from the Initial Exercise Date. The exercise prices of the warrants are $2.63 for the 300,000 shares and $3.07 for the remaining shares. The securities purchase agreement, secured convertible term note and the registration rights agreement with Laurus, all dated July 29, 2004, were amended on March 9, 2005 to reschedule the originally required effectiveness date (November 27, 2004) of the registration statement filed with the SEC to June 15, 2005, and to reschedule the initial principal payments due February, March, April and May 1, 2005 to April, May, June and July 1, 2007**.** For the amended rescheduled payments and new effective date, we agreed to issue a new warrant purchase agreement to Laurus for 665,000 shares for a term of five years at $1.70 per share. We will take a fair market value charge of $125,302 for the issuance of 215,000 warrants for the rescheduled principal payments over the period from February 1, 2005, through August 1, 2007. In addition We will take a fair market value charge of $262,260 for the issuance of 450,000 warrants as a result of the registration statement filed with the SEC not being effective as of

November 27, 2004 and being extended to June 15, 2005. On May 27, 2005 we issued common stock purchase warrants to Laurus to purchase 60,000 shares of common stock, exercisable for five years from the Initial Date of Exercise. The exercise price of the warrants is $1.70. These warrants were issued by us in connection with the amendment of the secured convertible term note and the registration rights agreement with Laurus, to reschedule the required effectiveness date (June 15, 2005) of the registration statement filed with the SEC to June 30, 2005 and to reschedule the principal payment of $166,666.67 due June 1, 2005 to August 1, 2007. On October 12, 2005, we withdrew the Form S-1 registration statements which we had filed on behalf of Laurus. The S-1 had attempted to register for resale, 4,457,995 shares of PowerCold common stock issuable upon exercise of a convertible term note and 615,000 shares of PowerCold common stock issuable upon the exercise of warrants.

The note will mature on July 29, 2007. The note bears interest at the prime rate of interest plus 1 percentage point, with a minimum interest rate of 5% and a maximum rate of 8%. Subject to the terms and conditions of the note, it is convertible into our common stock in the discretion of Laurus or by automatic conversion. The fixed conversion price of $1.87 per share is applicable when the PowerCold stock average closing price for the five days prior to the repayment date (the first of each month) is at or above 110% of the fixed conversion price. Conversion at less than the fixed conversion price is set at 90% of the average of the five lowest trading days in the 22 trading days prior to the repayment date. The fixed conversion price can't be less than $1.10 per share. Conversion is limited to 35% of the aggregate trading volume of the 22 trading days prior to the repayment date. Laurus can convert to equity any portion of the principal balance and accrued but unpaid interest subject to the limitations of the 35% aggregate trading limit for the 22 days prior to redemption and the 4.99% total holdings limitation with the only exceptions being default and prior 75 day notification by Laurus that they will exceed the 4.99% ownership limitation but will be restricted to a 19.99% limitation not to exceed 4,457,995 shares. We also retain the right to prepay the note at 125% of the unpaid balance for 12 months from July 29, 2004; 115% of the unpaid balance for 12-24 months from July 29, 2004; and 110% of the unpaid balance after 24 months from July 29, 2004. As consideration for investment banking services in connection with the securities purchase agreement, we paid 4.29% of the gross proceeds to Laurus Capital Management, L.L.C., is an affiliate of Laurus Master Fund Ltd, who received consideration for investment banking services in connection with the securities purchase agreement, Laurus Capital Management LLC is the entity that exercises voting and investment power on behalf of Laurus Master Fund, Ltd., 0.04% to Loeb & Loeb, LLP a California limited liability partnership as the Escrow Agent for the transaction and 8.5% of the gross proceeds and warrants to purchase 300,000 shares with an exercise price of $1.87 per share, to **Dragonfly Capital Partners, LLC , (an affiliate of Oberon Group LLC) ,a North Carolina Limited Liability Company (12)**. The warrants are exercisable for 3 years.

Laurus is not a natural person. Laurus does not file any reports under the Exchange Act. Laurus is not a majority subsidiary of a reporting Company under the Exchange Act. Laurus is not a registered investment adviser under the 1940 Act or a registered broker-dealer. Laurus has represented it has no agreement or understandings, directly or indirectly, with any person to distribute our securities, as of the time of their purchase of the Note and has not entered into any agreements or understandings, directly or indirectly, with any person to distribute our securities since the purchase of the note. Laurus Capital Management, LLC is the entity that exercises voting and investment power on behalf of Laurus Master Fund, Ltd., a "Selling Shareholder". David Grin and Eugene Grin are the natural persons who exercise voting power over Laurus Capital Management, LLC. Laurus Capital Management, LLC is the affiliate of Laurus Master Fund, Ltd. who received consideration for investment banking services in connection with the securities purchase agreement. Laurus Capital Management, LLC is the entity that exercises voting and investment power on behalf of Laurus Master Fund, Ltd., a "Selling Shareholder".

Laurus Master Fund, Ltd. is neither a registered broker-dealer nor a broker-dealer's affiliate.

Selling Shareholders that are not a natural person:

(1) **Liberty View Funds LP** is a Cayman Islands limited partnership with voting control vested in its General Partner, Neuberger Berman Asset Management, LLC, a Delaware limited liability company ("NBAM"). NBAM is a subsidiary of Neuberger Berman, Inc., which is a wholly-owned subsidiary of Lehman Brothers Holdings Inc. (NYSE Symbol: LEH). Control is exercised by Richard A. Meckler

(2) **Polar Capital LP**, a Delaware Limited Partnership. The natural person or persons having voting and investment control over the securities held by Polar Capital, L.P. is David S. Callan (General Partner)

(3) **Riveria Limited**, a Switzerland Company. The natural person or persons having voting and investment control over the securities held by Riveria Limited are Andrew Nolan and David Moran, Directors.

(4) **Scudder Smith Family Assoc LLC**, a Connecticut Limited Liability Company. The natural person or persons having voting and investment control over the securities held by the Scudder Smith Family Association, LLC are Helen Smith and Scudder Smith.

(5) **The Bee Publishing Company**, a Connecticut Corporation. The natural person or persons having voting and investment control over the securities held by the Bee Publishing Company is Helen Smith.

(6) **Philadelphia Brokerage Corporation**, a Pennsylvania Corporation. The natural person or persons having voting and investment control over the securities held by Philadelphia Brokerage Corporation is Robert Fisk, the President and Senior Partner, Kevin Hamilton,- Partner and Sean McDermott – Partner.

(7) **Bank Vontobel, AG**, a Switzerland Company. The natural person or persons having voting and investment control over the securities held by Bank Vontobel, AG are Peter Wolf and Jurg Huber.

(8) **2 Trade Group, Ltd**., a Switzerland Company. The natural person or persons having voting and investment control over the securities held by 2 Trade Group, Ltd are Samuel Matter and Martin Treffer.

(9) **Sucellus Trading, Ltd**, a Brithish Virgin Island Company. The natural person or persons having voting and investment control over the securities held by Sucellus Trading is Mark Gresch, Director.

(10) **Swissfirst Bank, AG**, a Switzerland Company. The natural person or persons having voting and investment control over the securities held by Swissfirst Bank are Roger Suter and Carlo Balmelli.

(11) **Laurus Master Fund, Ltd**. ("Laurus") is not a natural person. Laurus does not file any reports under the Securities Exchange Act. Laurus is not a majority subsidiary of a reporting Company under the Exchange Act. Laurus is not a registered investment adviser under the 1940 Act or a registered broker-dealer. Laurus has represented it has no agreement or understandings, directly or indirectly, with any person to distribute our securities, as of the time of their purchase of the Note and has not entered into any agreements or understandings, directly or indirectly, with any person to distribute our securities since the purchase of the Note. The natural person or persons having voting and investment control over the securities held by Laurus is David Grin and Eugene Grin.

(12) **Dragonfly Capital Partners, LLC** ,a North Carolina Limited Liability Company The natural person or persons having voting and investment control over the securities held by Dragonfly Capital Partners, LLC is Don W. Millen, Jr., President.

We are filing the registration statement, of which this prospectus is a part, primarily to fulfill a contractual obligation to do so.

No warrant solicitation fees were paid, and the gross proceeds received by us were $5,000,000.

Resale of the shares of our common stock issuable in connection with the warrants purchased under all of the investor's agreements is covered by this Prospectus.

We are unaware, since their purchases of securities, whether any Selling Shareholder has entered into any agreements or understandings with any person to distribute these securities.

Ownership Table

Set forth below are listed the stockholders who may sell shares pursuant to this prospectus. The number of shares column represents the number of shares owned by the selling stockholders prior to the offering. The "Common Shares Beneficially Owned Following the Offering" column assumes all shares registered hereby are resold by the Selling Stockholders based upon fully diluted shares outstanding of 30,739,291. The Selling Stockholders identified in the following table are offering for sale 1,844,931 shares of common stock and 515,500 share of common stock upon exercise of the warrants. None of these shares are being offered by directors, officers or principal stockholders.

We will not receive any proceeds from the sale of the shares by the Selling Stockholders.

Name of Shareholder	Common Stock Owned Beneficially Prior to Offering	Number of Common Shares Offered Hereby including shares underlying warrants/ Date Acquired	Common Shares Beneficially Owned Following the Offering	Number of Warrants Held/ Exercise Price/ Date Acquired	Warrant Termination Date	Common Shares Beneficially Owned Following The Offering Greater Than 1 % Percentage[10]
2 TRADE GROUP LTD	95,683	95,683/ (64,378 on 12/9/02; 31,305 on 9/30/03)	0	0		
ALEXANDER C KESZELI & KIM M KESZELI JT TEN	36,000	36,000[4]	0	6,000/$1.25[4]	6/30/2006	
ALMA K ELIAS & GABRIEL ELIAS JT TEN	120,000	20,000[4]	100,000	20,000/$1.25[4]	6/30/2006	
ANN H ROEHRS	12,000	2,000[4]	10,000	2,000/$1.25[4]	6/30/2006	
BANK VONTOBEL AG	14,000	14,000[8]	0	0		
BARBARA C REITER	30,000	5,000[4]	25,000	5,000/$1.25[4]	6/30/2006	
BARRY ROBBINS	60,000	10,000[4]	50,000	10,000/$1.25[4]	6/30/2006	
BEVERLIE F WISSNER TTEE BEVERLIE F WISSNER DECLARATION OF TRUST U/A	27,000	7,000[4] 10,000[9]	10,000	7,000/$1.25[4]	6/30/2006	
CATHY A WICHERT TTEE CATHY A WICHERT LIVING TRUST U/A DTD 9/10/01	90,000	10,000[4] 20,000[9]	60,000	10,000/$1.25[4]	6/30/2006	
CHARLES L COLTMAN	9,600	9,600[4]	0	1,600/$1.25[4]	6/30/2006	
CHARLES W PARSONS	53,440	8,773[8]	44,667			
CLAUDIE WILLIAMS CUST DANIEL J WILLIAMS UTMA PA	35,000	5,000[4]	30,000	5,000/$1.25[4]	6/30/2006	
DAVID H RUSSELL & SUSAN T RUSSELL JTWROS	164,000	64,000[4]	100,000			
DAVIDE CONSTANTINI	12,000	2,000[8]	10,000			
E STEPHEN ELLIS & CAROL ELLIS JT TEN	60,000	10,000[4]	50,000	10,000/$1.25[4]	6/30/2006	
EUGENE B LEFEVRE & DEBORAH LEFEVRE JT TEN	40,000	40,000/ 12/11/02	0	0		
FRANK & JUDITH CAMPBELL	38,365	5,000[4]	33,365	5,000/$1.25[4]	6/30/2006	
FRANK J CAMPBELL III & TRACY C SMITH TRUSTEES TRUST U/W OF JANE D CAMPBELL	60,000	10,000[4]	50,000	10,000/$1.25[4]	6/30/2006	
FRANK HAWKINS	60,000	60,000[5]	0	0		
GEORGE BRILEY	510,000	150,000[5.1]	360,000	0		1.17%
HARRIET L & JOSEPH M MANNING JR	12,000	2,000[4]	10,000	2,000/$1.25[4]	6/30/2006	
HARRY E COGGSHALL JR	18,000	3,000[4]	15,000	3,000/$1.25[4]	6/30/2006	
HENRY N SANBORN	2,372,081	648,480[1]	1,723,601	130,000$1.80 Note 1	Note 1	5.61%
IRV BLOCK	56,667	6,667 on 5/8/02 10,000 on 12/5/02	40,000			
JAMES A WASSERSON	80,400	80,400[4]	0	13,400/$1.25[4]	6/30/2006	
JAMES ALLSOPP	2,735	2,735[6]	0	0		
JANIS DIAMOND CHACK	20,000	20,000[4]	0			
JENNIFER ZIMMER & MARK ZIMMER	31,667	16,667/6/28/04	15,000			
JOANNE C EDWARDS	30,000	30,000[4]	0	5,000/$1.25[4]	6/30/2006	
JOHN KELLY & SUSAN KELLY	10,000	10,000[4]	0			
JOHNEY CHONG	5,000	5,000[9]	0			
JOSEPH M EVANCICH	93,333	48,333/ 5/31/01	45,000			
KEVIN D BARRY	55,000	15,000/ 12/15/03	40,000	0		
KEVIN HAMILTON	17,325	17,325[6]	0	17,325/$1.00[6]	3/01/2009	
LEONIDE PRINCE	60,000	10,000[4]	50,000	10,000/$1.25[4]	6/30/2006	
LIBERTY VIEW FUNDS LP	120,000	120,000[9]	0			
MARK ZIMMER	31,728	17,325[6] 4,403 on 9/30/03	10,000	17,325/$1.00[6]	3/01/2009	
MARTIN H ORLINER TTEE MARTIN H ORLINER 4/27/95 REVOCABLE TRUST U/A DTD	16,000	16,000[4]	0	6,000/$1.25[4]	6/30/2006	
STANLEY SHATZ & GERADINE SHATZ	23,000	13,000[4]	10,000	3,000/$1.25[4]	6/30/2006	

16

Name of Shareholder	Common Stock Owned Beneficially Prior to Offering	Number of Common Shares Offered Hereby	Common Shares Beneficially Owned Following the Offering	Number of Warrants Held/ Exercise Price	Warrant Termination Date	Common Shares Beneficially Owned Following The Offering Greater Than 1 % Percentage[10]
MICHAEL SASSO & DONNA SASSO JT TEN	36,167	26,167/ 6/28/04	10,000	2,000/$1.25[4]	6/30/2006	
NFS FMTC IRA FBO MARK F ZIMMER	24,000	4,000[4]	20,000	4,000/$1.25[4]	6/30/2006	
NFS FMTC IRA FBO R. SCOTT WILLIAMS	260,000	10,000[4]	250,000	10,000/$1.25[4]	6/;30/2006	
NFS/FMTC IRA FBO FRANK J CAMPBELL	120,000	20,000[4]	100,000	20,000/$1.25[4]	6/30/2006	
NFS/FMTC IRA FBO JACQUELINE MYER SIMMS	12,000	2,000[4]	10,000	2,000/$1.25[4]	6/30/2006	
OVERTON & TERESA CALDWELL	30,000	5,000[4]	25,000	5,000/$1.25[4]	6/20/2006	
PETER COHEN	64,000	10,667/ 09/30/2003	53,333			
**[2] PHILIP L LEBOVITZ & ALAN G STERN TTEES MERCER CARDIOLOGY ASSOC PA PENSION ACCOUNT DTD 1/1/80 Note 2	70,000	45,000[4]	25,000	10,000/$1.25[4]	6/30/2006	
POLAR CAPITAL LP	20,000	20,000[4]	0	20,000/$1.25[4]	6/30/2006	
R SCOTT WILLIAMS	150,481	100,481[7]	50,000	46,200/$1.00[6]	3/01/2009	
R SCOTT WILLIAMS CUST MATTHEW J WILLIAMS UTMA PA	30,000	5,000[4]	25,000	5,000/$1.25[4]	6/30/2006	
RATINOWSKY TTEES REV DT OF JOSHUA PAUL WILLIAMS UA DTD 12/17/01	30,000	5,000[4]	25,000	5,000/$1.25[4]	6/30/2006	
RIVERIA LIMITED	30,000	30,000[4]	0	5,000/$1.25[4]	6/30/2006	
ROBERT FISK	17,325	17,325[6]	0	17,325/$1.00[6]	3/01/2009	
ROBERT A FREEMAN & SUSAN FREEMAN TTEES ROBERT & SUSAN FREEMAN FAMILY TRUST U/A DTD 6/94	12,000	2,000[4]	10,000	2,000/$1.25[4]	6/30/2006	
ROBERT E ZIMMER JR	12,000	12,000[4]	0	2,000/$1.25[4]	6/30/2006	
ROBERT JACOBS	2,936	2,936/ 9/30/03	0	0		
ROGER SUTER	4,000	4,000/ 2/15/02	0	0		
RONALD E ECKSTAM TRUST DTD /99	48,000	8,000/ 9/30/03	40,000	0		
SAMUEL MATTER	35,000	10,000/ 2/15/02	25,000	0		
*[1] SCUDDER SMITH FAMILY ASSOC LLC	60,000	10,000[4]	50,000	10,000/$1.25[4]	6/30/2006	
SEAN MCDERMOTT	17,325	17,325[6]	0	17,325/$1.00[6]	3/01/2009	
STACY LISH GOLDBERG	30,000	5,000[4]	25,000	5,000/$1.25[4]	6/30/2006	
STEPHEN T MULLIN	16,500	16,500[4]	0	0		
STEVEN GROSS & BARBARA GROSS JT TEN	18,000	3,000[4]	15,000	3,000/$1.25[4]	6/30/2006	
STUART KURTZ & DEBORAH KURTZ	15,000	15,000[4]	0			
SUCELLUS TRADING LTD	45,124	45,124[8]	0	0		
SUSAN MADIAN-SPIEZLE	30,000	30,000[4]	0			
SWISSFIRST BANK AG	895,879	137,515/ 2/5/02	758,364	0		2.47%
*[1] THE BEE PUBLISHING COMPANY INC 401K PROFIT SHARING PLAN	60,000	10,000[4]	50,000	10,000/$1.25[4]	6/30/2006	
*THE BEE PUBLISHING COMPANY INC PROFIT SHARING PLAN ROLLOVER	24,000	4,000[4]	20,000	4,000/$1.25[4]	6/30/2006	
*THE BEE PUBLISHING COMPANY INC 401K PROFIT SHARING PLAN MATCH ACCOUNT	30,000	5,000[4]	25,000	5,000/$1.25[4]	6/30/2006	
UBS FINANCIAL SERVICES INC CUST FBO GAIL W MCGEE IRA	12,000	12,000[4]	0	2,000/$1.25[4]	6/30/2006	
WILLIAM B SHINK	45,000	20,000[4]	25,000	5,000/$1.25[4]	6/30/2006	

*[1] The Scudder Smith Family Association LLC and The Bee Publishing Company have common investor control and
voting control by Helen Smith.
**[2] Mercer Cardiology Association PA Pension Trust U/A 1-1-1980
**[3] Selling Shareholder that are Broker-Dealers or Affiliates of Broker-Dealers.
**[4] Common Stock issued June 16, 2003/Warrants issued June 30, 2003.
**[5] Shares acquired for options issued 6/6/2001 and exercised on 6/4/2004.
**[5.1] Shares acquired for options issued 9/10/2001 and exercised on 5/20/2004.
**[6] Warrants issued March 1, 2004 in connection with the bridge loan executed between January 12, 2004 and
February 27, 2004.
**[7] 21,781shares acquired on September 30, 2003; 200,000 shares acquired on February 20, 2003; 52,500 on
December 30, 2003 from the exercise of warrants issued to Philadelphia Brokerage and exercised on
July 8, 2003, and subsequently transferred to R. Scott Williams.
**[8] Shares acquired on September 30, 2003
**[9] shares acquired from warrant exercise on December 30, 2004/Issue date of warrants exercised was
March 1, 2004 in connection with the bridge loan executed between January 12, 2004 and February 27, 2004.
**[10] Calculate at assumed full dilution of 30,699,291 shares of common stock.

Note 1. **The following table provides more detail as to Henry Sanborn's warrants**:

Number of Warrants	Exercise Price	Acquisition Date	Expiration Date	Exercise Date
10,000	$1.00	8/3/2002	8/03/2005	Exercised 12/28/2004 for $10,000
10,480	$2.50	11/28/03	11/28/2005	Exercised on 12/28/2004 for $13,100
20,000	$2.25	1/23/2003	1/23/2006	Exercised on 12/28/2004 for $25,000
30,000	$1.00	7/24/2002	7/24/2005	Exercised 12/28/2004 for $30,000
35,000	$1.75	2/20/2003	2/20/2006	Exercised on 12/28/2004 for $43,750
44,000	$2.50	10/12/2002	10/12/2005	Exercised 12/28/2004 for $55,000
44,000	1.375	10/12/2002	10/12/2005	Exercised on 12/28/2004 for $60,720
75,000	0.765	9/5/2002	9/05/2005	Exercised on 12/28/2004 for $57,375
250,000	$0.50	8/27/2002	8/27/2005	Exercised on 12/28/2004 for $125,000
Total 518,480	Average $0.81			Exercised for a Total of $419,945
5,000	$1.75	2/20/2003	2/20/2006	Included in this registration
50,000	$1.50	5/13/2003	5/13/2006	Included in this registration
75,000	$2.00	12/17/2003	12/17/2006	Included in this registration
Total 130,000	Average $1.80			
120,000	$2.00	7/19/2004	7/19/2009	Not being registered
40,625	$2.00	7/19/2004	7/19/2009	Not being registered
59,375	$1.70	12/28/2004	12/28/2009	Not being registered
Total 220,000	Average $1.92			

[2] The following table provides the detailed distribution of shares and warrants from the Mercer Cardiology Association PA Pension Trust U/A 1-1-1980 by the Trustee to the sole beneficiaries Alan Stern and Philip Lebovitz in accordance with an opinion letter issued on November 24, 2004 from Fox-Rothschild LLP counsel to Mercer Cardiology Association PA Pension Trust.

Shares acquired 6/20/2003

Name of Shareholder	Common Stock Owned Beneficially Prior to Offering	Number of Common Shares Offered Hereby	Common Shares Beneficially Owned Following the Offering	Number of Warrants Held/ Exercise Price	Warrant Acquisition Date/ Termination Date	Common Shares Beneficially Owned Following The Offering Greater Than 1 % Percentage
NFS /FMTC Rollover IRA FBO Philip Lebovitz	45,000	20,000	25,000			
Delaware Charter G&T Custodial IRA FBO Philip Lebovitz				5,000/$1.25 5,000/$1.50	6/20/2003; 6/20/2006 6/28/2004;6/28/2007	
NFS /FMTC Rollover IRA FBO Alan Stern	30,000	30,000	0			
Delaware Charter G&T Custodial IRA FBO Alan Stern				5,000/$1.25	6/20/2003; 6/20/2006	

[3] Selling Shareholders that are Broker-Dealers or Affiliates of Broker-Dealers.

Name of Shareholder	Common Stock Owned Beneficially Prior to Offering	Number of Common Shares Offered Hereby/ Date Acquired	Common Shares Beneficially Owned Following the Offering	Number of Warrants Held/ Exercise Price/ Date Acquired	Warrant Termination Date	Common Shares Beneficially Owned Following The Offering Greater Than 1 % Percentage
JAMES ALLSOPP [1]	2,375	2,375 8/3/2003	0	0		N/A
DRAGONFLY CAPITAL PARTNERS LLC [2]	300,000	300,000	0	300,000/$1.87 8/30/2004 *	8/30/2007	N/A
KEVIN HAMILTON [1]	17,325	17,325	0	17,325/$1.00 3/1/2004 **	3/01/2009	N/A
LIBERTY VIEW FUNDS LP [3]	120,000	120,000/ 12/30/2004	0			
MARK ZIMMER [1]	31,728	21,538/ 8/3/2003	10,000	17,325/$1.00/ 3/1/2004 **	3/01/2009	N/A
SEAN MCDERMOTT [1]	17,325	17,325	0	17,325/$1.00/ 3/1/2004 **	3/01/2009	N/A
R SCOTT WILLIAMS [1]	150,481	100,481 (14,281 on 8/3/2003; 60,000 on 12/30/2004	0	46,200/$1.00 3/1/2003 30,000/$1.50/ 6/28/2004 ***	3/01/2009 6/28/2007	N/A
ROBERT FISK [1]	17,325	17,325	0	17,325/$1.00 3/1/2004 **	3/01/2009	N/A
ROBERT JACOBS[1]	2,936	2,936 8/3/2004				N/A

---

* Issued in connection with the placement of the convertible debt offering with Laurus on July 29, 2004
** Issued in connection with the bridge loan offering dated between January 12, 2004 and February 27, 2004.
*** Issued in connection with the bridge loan with R. Scott Williams dated January 12, 2004.
[1] Employee of (Affiliate) Philadelphia Brokerage Corporation
[2] Broker Dealer
[3] Affiliate of Lehman Brothers Holding, Inc.

As of October 13, 2005, the number of shares of Common Stock that can be sold by officers, directors, principal shareholders, and others pursuant to Rule 144 is 8,954,474.

Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock.

As of October 13, 2005, we had 24,831,696 shares of our common stock outstanding, which shares were held by approximately 1,850 shareholders of record.

For three years prior to October 13, 2005, none of the Selling Shareholders had a material relationship with us.

19

Blue Sky

Thirty-five states have what is commonly referred to as a "manual exemption" for secondary trading of securities such as those to be resold by selling stockholders under this registration statement. In these states, so long as we obtain and maintain a listing in Standard and Poor's Corporate Manual, secondary trading can occur without any filing, review or approval by state regulatory authorities in these states. These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, Maryland, District of Columbia, Maryland, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia, and Wyoming.


PLAN OF DISTRIBUTION


We are registering on behalf of the selling stockholders, 1,844,931 shares of our common stock which they own as well as 515,500 shares of common stock upon exercise of the warrants. No warrant solicitation fee will be paid. The selling stockholders may, from time to time, sell all or a portion of the shares of common stock in privately negotiated transactions or otherwise. Such sales will be offered at prevailing market prices or privately negotiated prices.

The shares of common stock may be sold by the selling stockholders by one or more of the following methods, without limitation:

- on the over-the-counter market;

- to purchasers directly;

- in ordinary brokerage transactions in which the broker solicits purchasers;

- through underwriters, dealers and agents who may receive compensation in the form of underwriting discounts,

- concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

- through the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

- through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account

- pursuant to this prospectus;

- through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

- in any combination of one or more of these methods; or

- in any other lawful manner.

None of our officers, directors or principal stockholders are selling any stock pursuant to this prospectus. Brokers or dealers may receive commissions or discounts from the selling stockholder or, if any of the broker-dealers act as an agent for the purchaser of said shares, from the purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholder to sell a specified number of the shares of common stock at a stipulated price per share. In connection with such resale, the broker-dealer may pay to or receive from the purchasers of the shares, commissions as described above. If the selling shareholder enters into an agreement to sell its shares to a broker-dealer as principal and the broker-dealer is also acting as an underwriter, we will be required to file a post-effective amendment to identify the broker-dealer, provide the required information on the plan of distribution, revise the disclosures in this prospectus, as well as filing any underwriting agreement. The broker-dealer will be required to then seek the clearance of the Corporate Finance Department of the National Association of Securities Dealers as to any underwriting compensation and arrangements. Such prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

The selling stockholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

Liberty View Funds LP, and Dragonfly Capital Partners, LLC, are affiliates of broker-dealers. Philadelphia Brokerage Corporation is a broker-dealer and is considered an underwriter.

The following Selling Shareholders are employees of Philadelphia Brokerage Corporation and considered affiliates: James Allsopp, Robert Jacobs, Kevin Hamilton, R. Scott Williams, Robert Fisk, Sean McDermott and Mark Zimmer. They do not act as underwriters for us. None of the remaining selling shareholders are broker-dealers or affiliates of broker-dealers.

They do not act as underwriters for us. They have represented that they purchased the securities to be resold in the ordinary course of business; and had no arrangements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase except as follows: Dragonfly Capital Partners, LLC has represented that it did have a prior arrangement or understanding to distribute the shares to their registered representatives. Laurus Master Fund, Ltd. has represented that it is neither a registered broker-dealer nor a broker-dealer's affiliate.

If the remaining selling shareholders are broker-dealers or agents or affiliates of a broker-dealer that participate in the sale of the shares of common stock, then they will be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales if they cannot represent that (i) they purchased the securities to be resold in the ordinary course of business; and (ii) had no arrangements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Furthermore, selling stockholder is subject to Regulation M of the Exchange Act. Regulation M prohibits any activities that could artificially influence the market for our common stock during the period when shares are being sold pursuant to this prospectus. Consequently, the selling stockholder, if they are also our officers and directors, must refrain from directly or indirectly attempting to induce any person to bid for or purchase the common stock being offered with any information not contained in this prospectus. Regulation M also prohibits any bids or purchases made in order to stabilize the price of our common stock in connection with the stock offered pursuant to this prospectus.

The Selling Shareholders may sell their shares through underwriters. If, after the date of this Prospectus, the Selling Shareholders want to sell their shares through broker-dealers as principal and underwriter, we will be required to file an amendment to this Prospectus. We will need to identify the broker-dealer, provide information on the plan of distribution, as well as other material information. We will need to also obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of our common stock in the course of hedging the positions they assume with such selling stockholder, including, without limitation, in connection with the distribution of our common stock by such broker-dealers or pursuant to exemption from such registration. A selling stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. A selling stockholder may also loan or pledge the common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or upon default may sell or otherwise transfer the pledged common stock.

We have not registered or qualified offers and sales of shares of the common stock under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the selling shareholder will offer and sell their shares of common stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling shareholder may not offer or sell shares of common stock unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

All expenses of the registration statement estimated to be $52,000 including but not limited to, legal, accounting, printing and mailing fees are and will be paid by us. We have agreed to pay costs of registering the selling stockholder's shares in this prospectus. However, any selling costs or brokerage commissions incurred by each selling stockholder relating to the sale of his/her shares will be paid by the selling stockholder.

Any broker or dealer participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any prospectus supplement, to any individual who purchases any shares from or through such a broker-dealer.

DESCRIPTION OF SECURITIES

Common Stock

We can issue up to 200,000,000 shares of Common Stock, $0.001 par value per share. Our stockholders are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. A majority of our outstanding Common Stock can elect the entire Board of Directors of the Company. Our bylaws say that a majority of the outstanding shares is a quorum for shareholders' meetings, except if the bylaws or a law say otherwise.

Our Shareholders have no preemptive rights to acquire additional shares of Common Stock or other securities. Our Common Stock is subject to redemption and will carry no subscription or conversion rights. If we liquidate, our Common Stock will be entitled to share equally in corporate assets after satisfaction of our bills. The shares of Common Stock, once issued, is fully paid and non-assessable.

Our stockholders can receive dividends if the Board of Directors decides to do so and if we have the funds legally available. We intend to expand our business through reinvesting our profits, if we have any, and don't expect to pay dividends.

Our Directors have the authority to issue shares without action by the shareholders.

Preferred Stock

We also can issue 5,000,000 shares of preferred stock. We did issue 1,250,000 shares of a Series convertible, preferred stock, $.001 par value. Those shares were subsequently converted to common stock. Currently no Preferred Stock is outstanding.

Warrants

The following chart summarizes warrants that are currently outstanding:

Number of Warrants	Date of Issuance	Exercise Price	Expiration Date	
[1] 115,500	March 1, 2004	$1.00 per share	March 1, 2009	Included in registration 333-115094
[1] 115,500		$1.00 per share average		
270,000	June 30, 2003	$1.25 per share	June 30, 2006	Included in registration 333-115094
75,000	December 17,2003	$2.00 per share	December 17, 2006	Included in registration 333-115094
5,000	February 20, 2003	$1.75 per share	February 20, 2006	Included in registration 333-115094
50,000	May 13, 2003	$1.50 per share	May 13, 2006	Included in registration 333-115094
[2] 400,000		$1.43 per share average		
300,000	July 29, 2004	$2.63 per share	July 29, 2007	Included in registration 333-119112
315,000	July 29, 2004	$3.07 per share	July 29, 2007	Included in registration 333-119112
[3] 615,000		$2.86 per share average		
125,000	June 28, 2004	$1.50 per share	June 27, 2007	Not being registered
160,625	July 19, 2004	$2.00 per share	July 19, 2009	Not being registered
31,407	June 25,2004 through June 28, 2004	$2.50 per share	3 year exercise period from date of issuance	Not being registered
300,000	August 30, 2004	$1.87 per share	August 30, 2007	Not being registered
59,375	December 28, 2004	$1.70 per share	December 28, 2009	Not being registered
665,000	March 9, 2005	$1.70 per share	March 9, 2010	Not being registered
60,000	May 27, 2005	$1.70 per share	May 27, 2010	Not being registered
[4] 1,401,407		$1.77 per share average		
[5] 2,531,907		$1.94 per share average		
10,000	August 3, 2001	$1.00 per share	August 3, 2005	Exercised 12/28/04 for $10,000
250,000	August 27, 2001	$0.50 per share	August 27, 2005	Exercised 12/28/04 for $125,000
75,000	September 5, 2001	$0.77 per share	September 5, 2005	Exercised 12/28/04 for $57,375
44,000	October 12, 2001	$1.38 per share	October 12, 2005	Exercised 12/28/04 for $60,720
44,000	October 12, 2001	$2.50 per share	October 12, 2005	Exercised 12/28/04 for $55,000
10,480	November 28, 2001	$2.50 per share	November 28, 2005	Exercised 12/28/04 for $13,100
4,000	October 28, 2002	$2.25 per share	October 28, 2005	Exercised 9/23/2003 for $6,000
60,000	December 9, 2002	$2.25 per share	December 9, 2005	Exercised 9/23/2003 for $90,000
20,000	January 23, 2003	$2.25 per share	January 23, 2006	Exercised 12/28/04 for $25,000
35,000	February 20, 2003	$1.75 per share	February 20, 2006	Exercised 12/28/04 for $43,750
70,000	June 30, 2003	$0.01 per share	June 30, 2006	Exercised on 7/8/03 for $700
330,000	January 12, 2004 through February 27, 2004	$1.50 per share	1 year exercise period from date of issuance	Exercised 12/28/04 for $330,000
40,000	June 28, 2004	$1.50 per share	June 27, 2007	Exercised 12/28/04 for $40,000
30,000	July 24, 2001	$1.00 per share	July 24, 2005	Exercised 12/28/04 for $30,000
[6] 1,022,480				
120,000	July 12, 2001	$1.00 per share	July 12, 2005	Expired unexercised
150,000	July 12, 2002	$1.00 per share	July 12, 2005	Expired unexercised
5,000	October 17, 2002	$2.50 per share	October 17, 2004	Expired unexercised
[7] 275,000				

[1] Warrants that could be exercised at a or below $1.05 per share, the average of the high and low sales prices for PowerCold common stock during the second quarter of 2005 which are included in registration 333-115094.
[2] Warrants included in registration 333-115094 which have an exercise price above $1.05 per share
[3] Warrants included in 333-119112
[4] Warrants not being registered
[5] Total warrants outstanding as of October 13, 2005
[6] Warrants exercised between July 8, 2003 and December 28, 2004
[7] Warrants that expired unexercised between October 17, 2004 and July 12, 2005

On July 29, 2004 we issued common stock purchase warrants to Laurus Master Fund, Ltd., a Cayman Islands company, to purchase 615,000 shares of common stock, exercisable for three years from the Initial Exercise Date. The exercise prices of the warrants are $2.63 for the 300,000 shares and $3.07 for the remaining shares. These warrants were issued by us in connection with a convertible debt funding and were not registered under any securities laws.

On August 30, 2004 we issued common stock purchase warrants to Dragonfly Capital Partners, LLC to purchase 300,000 shares of common stock, exercisable for three years from the Initial Exercise Date of August 30, 2004. The exercise price of the warrants is $1.87 per share. These warrants were issued by us in connection with the convertible debt funding placed with Laurus on July 29, 2004, and were not registered under any securities laws.

On December 28, 2004 we issued common stock purchase warrants to Henry Sanborn to purchase 59,375 shares of common stock, exercisable for five years from the initial exercise date. The exercise price of the warrants is $1.70 per share. These warrants were issued by us in connection with the exercise of 518,480 warrants for $419,075 and were not registered under any securities laws.

On March 9, 2005 we issued common stock purchase warrants to Laurus to purchase 665,000 shares of common stock, exercisable for five years from the Initial Exercise Date. The exercise price of the warrants is $1.70. These warrants were issued by us in connection with the amendment of the secured convertible term note and the registration rights agreement with Laurus, all dated July 29, 2004, to reschedule the originally required effectiveness date (November 27, 2004) of the registration statement filed with the SEC to June 15, 2005, and to reschedule the initial principal payments due February, March, April and May 1, 2005 to April, May, June and July 1, 2007. For the amended rescheduled payments and new effective date the Company has agreed to issue a new warrant purchase agreement to Laurus for 665,000 shares for a term of five years at $1.70 per share. We issued 215,000 warrants for the rescheduled principal payments and 450,000 warrants for the rescheduling of the required effectiveness date, and were not registered under any securities laws.

On May 27, 2005 we issued common stock purchase warrants to Laurus to purchase 60,000 shares of common stock, exercisable for five years from the Initial Date of Exercise. The exercise price of the warrants is $1.70. These warrants were issued by us in connection with the amendment of the secured convertible term note and the registration rights agreement with Laurus, to reschedule the required effectiveness date (June 15, 2005) of the registration statement filed with the SEC to June 30, 2005 and to reschedule the principal payment of $166,666.67 due June 1, 2005 to August 1, 2007.

In 2002 251,083 warrants were issues and 151,515 warrants were exercised for gross proceeds to us of $227,272.50.

In 2003 565,000 warrants were issued and 239,869 warrants were exercised for gross proceeds to us of $255,503.50.

In 2004 1,717,532 warrants were issued and 37,083 warrants expired unexercised, 210,000 options were exercised and $210,000 was received upon exercise.

In 2005 through October 13, 2005, 725,000 warrants were issued. No warrants were exercised and 270,000 warrants expired unexercised.
As of October 13, 2005, 2,531,907 warrants were outstanding at an average exercise price of $1.94 per share, no other warrants to purchase our common stock have been issued.

The warrants detailed above were issued in conjunction with the private placement of our common stock as units in order to make the securities offered more attractive to prospective purchasers.

As of October 13, 2005, no other warrants to purchase our common stock have been issued.

Options Outstanding

As of October 13, 2005 we have 4,813,524 options to purchase our common stock outstanding at an average exercise price of $1.54 per share. In 2005 through October 13, 2005, 600,000 options were issued; 279,100 options expired unexercised or were rescinded and 695,879 options were exercised.

There are currently available 758,370 options under the 2002 Employee Stock Option Plan. As of October 13, 2005, 670,000 options are issued and available for exercise under the Plan at a weighted average exercise price of $1.50 per share.

ConvertibleTerm Note

On July 29, 2004 we sold to Laurus Master Fund, Ltd. ("Laurus Funds"), of a Convertible Term Note in the principal amount of Five Million Dollars. The Note is convertible into our common stock at an initial fixed conversion price of $1.87 per share. The fixed conversion price of $1.87 per share is applicable when the PowerCold stock average closing price for the five days prior to the repayment date (the first of each month) is at or above 110% of the fixed conversion price.

Conversion at less than the fixed conversion price is set at 90% of the average of the five lowest trading days in the 22 trading days prior to the repayment date. The fixed conversion price can't be less than $1.10 per share. Conversion is limited to 35% of the aggregate trading volume of the 22 trading days prior to the repayment date. . In the event that the required number of shares at conversion on the repayment date exceeds 35% of the aggregate trading volume of the 22 days prior to the repayment date the difference will be paid in cash at 102% of the amount due. Laurus can convert to equity any portion of the principal balance and accrued but unpaid interest subject to the limitations of the 35% aggregate trading limit for the 22 days prior to redemption and the 4.99% total holdings limitation with the only exceptions being default and prior 75 day notification by Laurus that they will exceed the 4.99% ownership limitation but will be restricted to a 19.99% limitation not to exceed 4,457,995 shares.

Interest payable on the Note shall accrue at a rate per annum equal to the prime rate published in The Wall Street Journal from time to time, plus one percent (1.0%). The interest rate shall not be less than five percent (5.0%) and no more than eight percent (8.0%). Interest shall be (i) calculated on the basis of a 360 day year, and (ii) payable monthly, in arrears, commencing on August 1, 2004 and on the first business day of each consecutive calendar month thereafter until the Maturity Date, July 29, 2007.

Amortizing payments of the aggregate principal amount outstanding under this Note shall begin on February 1, 2005 and shall recur on the first business day of each succeeding month thereafter until the Maturity Date. Beginning on the first Amortization Date, We agreed to make monthly payments to Laurus Funds on each Repayment Date, each in the amount of $166,666.67 together with any accrued and unpaid interest to date on such portion of the Principal Amount plus any and all other amounts which are then owing under this Note, the Purchase Agreement or any other Related Agreement but have not been paid. Any Principal Amount that remains outstanding on the Maturity Date shall be due and payable on the Maturity Date. We also retain the right to prepay the note at 125% of the unpaid balance for 12 months from July 29, 2004; 115% of the unpaid balance for 12-24 months from July 29, 2004; and 110% of the unpaid balance after 24 months from July 29, 2004.

We also agreed to file a registration statement within 45 days from July 29, 2004, registering the number of shares underlying the secured convertible term note and the warrants, and to have that registration statement declared effective with the Securities and Exchange Commission within 120 days from July 29, 2004. We are not registering the Note or the warrant granted to Laurus, only the underlying common shares. In the event that the registration statement is not filed by the required deadline, we are obligated to pay Laurus Master Fund 1% of the original principal amount of the convertible note, for each 30-day period, or portion thereof, during which the registration statement is not filed. In the event that the registration statement is not declared effective by the Securities and Exchange Commission by the required deadline, which is 120 days from the date of the Securities Purchase Agreement, we are obligated to pay to Laurus Master Fund 1% of the original principal amount of the convertible note, for each 30-day period, or portion thereof, during which the registration statement is not effective.

We filed the registration statement for Laurus Funds 4 days after the required deadline. Since the registration statement was still under review by Laurus at the required 45 day filing deadline. Laurus agreed to waive the penalty fee associated with the late filing of the registration statement (A copy of the waiver is attached as an exhibit).

The securities purchase agreement, secured convertible term note and the registration rights agreement with Laurus, all dated July 29, 2004, were amended on March 9, 2005 to reschedule the originally required effectiveness date (November 27, 2004) of the registration statement filed with the SEC to June 15, 2005, and to reschedule the initial principal payments due February, March, April and May 1, 2005 to April, May, June and July 1, 2007. For the amended rescheduled payments and new effective date the Company has agreed to issue a new warrant purchase agreement to Laurus for 665,000 shares for a term of five years at $1.70 per share. The Company will take a fair market value charge of $125,302 for the issuance of 215,000 warrants for the rescheduled principal payments over the period from February 1, 2005, through August 1, 2007. In addition the Company will take a fair market value charge of $262,260 for the issuance of 450,000 warrants as a result of the registration statement filed with the SEC not being effective as of November 27, 2004 and being extended to June 15, 2005. On May 27, 2005 we issued common stock purchase warrants to Laurus to purchase 60,000 shares of common stock, exercisable for five years from the Initial Date of Exercise. The exercise price of the warrants is $1.70. These warrants were issued by us in connection with the amendment of the secured convertible term note and the registration rights agreement with Laurus, all dated July 29, 2004 and previously amended March 9, 2005, to reschedule the required effectiveness date (June 15, 2005) of the registration statement filed with the SEC to June 30, 2005 and to reschedule the principal payment of $166,666.67 due June 1, 2005 to August 1, 2007. The fair value of the warrants was calculated at $29,904 using the *Black Scholes* Calculation at date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of five years.

Transfer Agent

The transfer agent for the shares of Common Stock of the Company is Computershare Trust Company, Inc., 350 Indiana Street, Suite 300, Golden, CO 80401.

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OUR BUSINESS

General Development of Business

Company History

We were established in October, 1987 (f/k/a International Cryogenic Systems Corporation) to fabricate and market freezer systems. We originally developed and patented a "quick freeze" system.   On December 28, 1992, the Company acquired the patent rights (U.S. Patent No. 4,928,492) and related engineering and technology to a process of quick freezing food products, and cleaning and treating various nonfood products by using a circulating cryogenic liquid in a closed pressurized vessel system, in exchange for 2,414,083 shares of common stock. The common stock was valued at $.30 per share, which was determined by management to be the fair market value. Two directors of the Company were also directors of the company selling such patent rights.

In January l993, we merged into Marco Ventures. During 1995 and 1996 we acquired four businesses in an exchange of stock transaction: RealCold Products, Inc., RealCold Maintenance Systems, Inc., Technicold Services, Inc. and Nauticon, Inc.

Our name was changed to PowerCold Corporation (PowerCold) in April 1997, and we currently trade on the OTC Bulletin Board under the symbol *PWCL*.

RealCold Products and RealCold Maintenance designed and manufactured custom refrigeration systems; Technicold Services provided consulting services for commercial refrigeration and freezing systems; and Nauticon owned a line of patented evaporative condensers and heat exchange systems for the HVAC and refrigeration industry. In July 1997 we sold the assets of RealCold Products to Wittcold Systems, Inc., a wholly owned subsidiary of Dover Resources and Dover Corp. We ceased operations of our subsidiary Technicold Services in June 2003 and discontinued consulting and educational services to the commercial refrigeration industry. Effective January 1, 2002, RealCold Products, Inc. name was changed to PowerCold Products, Inc. and Nauticon, Inc. was dissolved as an operating entity. The Nauticon product line is being supported under PowerCold Products, Inc.

On May 1, 2005, in a minor acquisition, we acquired the assets of Sterling Mechanical, Inc., a Colorado engineering and design firm that provides engineering and marketing services and supports heating, ventilating and air conditioning (HVAC) systems and technologies. We issued 200,000 shares of common stock for purchase of assets from Sterling Mechanical, Inc on May 1, 2005 at the closing price of $1.53 on April 29, 2005, and 150,000 three year options to purchase common stock at $1.50 per shares exercisable for 50,000 options each at May 1, 2005, May 1, 2006 and May 1, 2007 expiring on May 1, 2008, May, 2009 and May 1, 2010 respectively.

All of our operations are now conducted through our four subsidiaries, namely, PowerCold Products, Inc.; PowerCold ComfortAir Solutions, Inc., PowerCold Technology, LLC., and PowerCold International, Ltd.

Financial Information About Business Segments:

The table below summarizes certain financial information about our subsidiaries for the past three years.

PowerCold Products, Inc	2004	2003	2002
Sales	N/A	$620,209	$628,217
Gross Profit	N/A	($179,341)	($17,168)
Operating Income (Loss)	($1,490,215)	($759,357)	($1,113,179)
Total Assets	$310,487	$352,255	$577,966
PowerCold ComfortAir Solutions, Inc	2004	2003	2002
Sales	$9,090,743	$3,450,267	$877,673
Gross Profit	$1,884,467	$1,571,273	$273,937
Operating Income (Loss)	($1,458,898)	($283,193)	($178,671)
Total Assets	$5,410,463	$2,720,169	$358,598
Technicold Services, Inc (1)	2004	2003	2002
Sales	N/A	$36,000	$90,032
Operating Income (Loss)	N/A	N/A	$9,336
Gross Profit	N/A	$6,646	$24,327
Total Assets	N/A	$0	$26,966

PowerCold International, Ltd	2004	2003	2002
Sales	$0	$0	N/A
Operating Income (Loss)	($102,542)	$0	N/A
Gross Profit	$0	$0	N/A
Total Assets	$0	$0	N/A
PowerCold Technology, LLC (2)	2004	2003	2002
Sales	$0	N/A	N/A
Operating Income (Loss)	($39,465)	N/A	N/A
Gross Profit	$0	N/A	N/A
Total Assets	$1,248,805	N/A	N/A

_____

(1)   Technicold Services, Inc. discontinued operations in June 2003
(2)   PowerCold Technology, LLC was formed in February 22, 2004 to hold and license the intellectual property of PowerCold.

Narrative Description of Business

The following is a description of our business.

Subsidiary Companies

PowerCold *Products, Inc.* PowerCold Products, Inc., is a Texas Corporation, formed on February 1, 1995 ("PCP"). It provides product research and development, engineering and manufacturing of patented evaporative condensers and heat exchange systems for the heating, ventilation and air condition (HVAC) and refrigeration industry. PCP supports the Company's Nauticon® and EV Chill™ product lines with engineering design, manufacturing and packaging its products. PCP also supports custom refrigeration systems by designing, engineering and packaging special customer orders. As of August 31, 2005 PowerCold Products had nine (9) employees in its business segment, two in Corporate Administration, one in Division Administration, two in Research and Development two in Engineering and two in plant operations.

Major PowerCold Products, Inc. customers constituting 10% or more of annual revenue.

2002   Alturdyne Inc. $100,204; 15.8% of revenue; E-PAK Technology, Inc. $315,991; 49.8% of revenue
2003   Shun Sheong Electrical Engineering $129,066; 39.9% of revenue; ACCRA-TEMP, Inc. $35,135; 10.9% of revenue; E-PAK Technology, $$39,510; 12.2% of revenue; Trane – Clarksville, $44,035; 13.6%.
2004   None
2005*   None

   * January 1, 2005 through June 30, 2005

PowerCold Products operates out of facilities located in LaVernia, Texas.

During Fiscal 2004/2003/2002, sales by PowerCold Products represented about 0.0%, 15.2% and 39.4% respectively of our total revenue; with export sales representing 0.0%, 3.87% and 0.88% respectively.

The Nauticon patented products are simple to manufacture. They are used for evaporative condensers, fluid coolers, sub-coolers commercial and industrial refrigeration system components, and custom refrigeration products for commercial and industrial use. PowerCold has continued to invest and improve the Nauticon product line, greatly expanding its products ranging from a single 10-ton unit up to 300-tons. We have three patents related to the Nauticon product line and one patent pending Application No. 20050039892 Compact Heat Exchanger with High Volumetric Air Flow originally filed on 08/02/2002 with provisional patent pending Application No. 60/400,609. [Patent application 20050039892 Compact heat exchanger with high volumetric air flow, Calton, Dean, S.; et al. February 24, 2005 claims priority from and benefit of U.S. provisional patent application 60/400,609 which is incorporated by reference herein as if fully set forth in its entirety]. Patent No. 5,582,241, Heat Exchanger for Air Conditioning Assemblies issued 2/14/1994and expires 2/14/2011; Patent No. 5,501,269, Condenser Unit for Air Conditioning, issued 3/26/1996 and expires 3/26/2013; Patent No. 5,787,722, Heat Exchange Unit for Air Conditioning, issued 7/29/1997 and expires 7/29/2014. All patents are held by PowerCold Technology, LLC and licensed to PowerCold Products, Inc. and PowerCold ComfortAir Solutions, Inc. The patented products sold by PowerCold Products, Inc. were 60% in 2002, 100% in 2003 and 0% in 2004 of PCP total revenue. Commencing in January 2004 PCP products were sold through the PowerCold ComfortAir Solutions, Inc. subsidiary of PowerCold Corporation.

PowerCold ComfortAir Solutions, Inc. PowerCold ComfortAir Solutions, Inc., is a Nevada Corporation, formed on December 27, 2000 ("PCS"). PCS supports sales and marketing for all U.S. operations offering high efficiency design build HVAC solutions for new and retro-fit commercial buildings, including major hotel chains, national restaurant and retail store chains, extended care facilities, and office buildings. PCS provides these national accounts with turnkey solutions for the design, engineering and installation of complete efficient HVAC solutions. The Company's services are specifically targeted toward large national accounts, such as hospitality providers and national retailers who standardize their HVAC systems across all of their properties.

As of August 31, 2005 PowerCold ComfortAir Solutions Inc. had twenty-three (23) employees in its business segment. Four in Division Administration, five in Engineering, ten in Sales and four in Customer Service.

Major PowerCold ComfortAir Solutions, Inc. customers constituting 10% or more of annual revenue.

2002	All Facility Service PLC, $277,633, 31.7% of revenue; Buron Construction $191,360, 21.8%of revenue; Dick Anderson Co., $208,044, 23.7% of revenue
2003	Zakco Commercial Consultants, Inc, $800,000, 19.3% of revenue; Alturdyne, $460,000; 11.1% of revenue
2004	Wingate Inn New Orleans (Gulf Development, LLC) $1,485,754, 16.3% of revenue; Wingate Inn NV (Sparkle LLC) $1,251,644, 13.8% of revenue; and Health First $920,116, 10.1% of revenue
2005*	None

   * January 1, 2005 through June 30, 2005 Calculated as a percentage of 2004 revenue.

We introduced two new applications to support our national chain store business: (i) The *BreezeMaster* system, designed for use by large chain retail and fast food stores, is a closed loop cooler that prevents moisture buildup associated with standard evaporative condensers. This application is for the high volume 10 to 30 ton commercial rooftop unit market, where weight and height are an issue; and (ii) The *DesertMaster* system is a energy efficient fresh air system. It uses cool or warm exhaust air being circulated out of a building to cool or heat incoming outside fresh air. The desiccant section is then used to remove the moisture from all the public spaces, 24 hours per day seven days per week.

We have signed a five-year sales and marketing agreement with the Unitary Products Group of YORK International Corporation effective August 9, 2004, whereas YORK® and PowerCold® will promote York HVAC products with joint sales calls to specific national chain customers. The agreement is for a term of five years with scheduled annual reviews. The agreement may be canceled by either party with 60 day written notice. York is supporting the relationship promoting our systems with joint sales calls, promotional literature, product specifications, performance software and plant tours. The joint marketing efforts will target a number of specific customers and chain accounts including hotels, restaurants, healthcare facilities and pharmacies. York equipment will be sold exclusively to target accounts introduced to PowerCold by York and to Target Customers listed in Appendix A of the attached Exhibit 10.1 however it is agreed between the parties that PowerCold will pursue the best alternative of product and solutions for its customers with its best commercial efforts to promote York commercial HVAC products. The York products included in the marketing and sales agreement do not compete with products manufactured by PowerCold and provides an alternate vendor source of roof top and packaged air conditioning and chiller plant units for national chain store and hospitality accounts adding to the number of quality products vendors from which We are able to select air conditioning equipment. We provide turnkey HVAC solutions for the hospitality and retail and restaurant chain store industry. Turnkey solutions include design, equipment, installation, commissioning, startup and first year warranty service.

PowerCold ComfortAir Solutions operates out of facilities located in Largo, Florida.

During Fiscal Years 2004/2003/2002, sales by PowerCold ComfortAir Solutions represented about 100%, 84.8% and 55.0% respectively of our total revenue; with export sales representing 2.9%, 0% and 15.9% respectively.

PCS has an operating division known as *Applied Building Technology*. In August 2002, PCS acquired all the assets of Applied Building Technology, a supplier of complete standardized heating, ventilation and air conditioning packages for standard-sized commercial buildings. This acquisition allowed us to focus on the market for small commercial HVAC systems for national chain accounts. Increasing power costs and new clean air regulations have forced corporations with chain store operations to focus on energy savings and cleaner air.

During Fiscal Years 2004/2003/2002, sales by Technicold Services, Inc. represented about 0%, 0.1% and 5.6% respectively of our total revenue; with export, industrial tools and sales representing 0%, 0% and 0% respectively. Technicold Services, Inc. discontinued operation in June 2003.

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PowerCold Energy Systems,Inc. In 1999, We formed Alturdyne Energy Systems, Inc. to acquire the natural gas engine driven chillers and rotary engine generator business assets of Alturdyne, Inc.,(an independent entity) . The name was later changed to PowerCold Energy Systems in June 2002. In September 2002 we acquired an exclusive license from Alturdyne, Inc. to manufacture, package, market, develop and use intellectual property for the natural gas engine driven chillers and the natural gas rotary engine gen-set for a period not to exceed ten years. We paid Alturdyne, Inc. $400,000 as a prepayment against the first $8,000,000 in royalty payments as part of an exclusive license. In September 2003 Alturdyne, Inc.purchased 63 rotary engines from PowerCold for $460,000, Subsequently, the prepaid royalty and the rotary engine receivable was combined and structured as an outright purchase of the engine driven chiller technology.

The technology and intellectual property we acquired enhances our ability to offer customers complete packaged solutions for their HVAC and power generation needs. The engine driven chillers include standard and custom packaging of natural gas, electric and diesel-fueled engine driven chillers used for HVAC system applications. PowerCold Energy Systems, Inc. is an operating division of PowerCold ComfortAir Solutions, Inc., has no employees, and does not sell directly to customers. The engineering staff of PowerCold ComfortAir Solutions, Inc. is knowledgeable in the technology of PowerCold Energy Systems and incorporates it into HVAC system designs where appropriate to the customer needs.

During the year ending December 31, 2002 we elected to dispose of Channel Freeze Technologies, Inc. (CFTI). Channel Freeze Technologies, Inc. was formed in September 1998, as a PowerCold subsidiary, to acquire certain assets of Channel Ice Technologies. The technology included a proprietary patent for a multi-purpose freezing system. During 2002 the company decided to allocate all its resources to its current product line. We decided there was no synergy for the Channel Freeze technology and did not conform to our future business plans. We elected to discontinue CFTI, as an operating entity in 2002, and returned its intellectual property to the previous owners in exchange for a release from an unpaid liability of $200,000 as well as a release from any other contingent or future liabilities.

Rotary Power Enterprise, Inc. was formed in September 1998 as a new PowerCold entity to acquire the Natural Gas Engine Generator Business from Rotary Power International, Inc. At that time we were also a major shareholder of Rotary Power International, Inc. (OTCC: RPIN) In 1996, as part of a planned merger which never took place, the Company invested $1,000,000 in Rotary Power International, Inc. (hereinafter "RPI") in exchange for 2,000,000 shares of RPI's common stock representing 33.5% of the common stock outstanding. As the Company's investment in RPI represented more than 20% but less than 50% of RPI's common stock outstanding, the equity method was used to account for the Company's interest. Although the Company advanced additional funds of $216,768 to RPI, deteriorating financial conditions and increasing losses in RPI caused the Company to write off its entire investment in RPI by the end of 1997.

During 2001, the Company's investment in RPI decreased to less than 20% of RPI's stock outstanding. In view of the changed circumstances, the Company's management elected to recognize its investment in RPI as available for sale securities. As of December 31, 2001, the fair market value of these securities was $970,000. At December 31, 2002, the fair market value of the securities was reduced to $38,800. At December 31, 2003, the fair market value of the securities was reduced to $19,317.At September 30, 2004, the fair market value of the securities was reduced to $0. This change in value has been recognized as other comprehensive loss in accordance with SFAS No. 115.

The agreement included: the business assets including intellectual property, inventory and packaging capability; North American rights to the small 65 series Mazda natural gas engine block, subject to a new Mazda Agreement; and a Distributor Agreement for the Rotary Power 580 series engines from Rotary Power International, Inc. In August 2000 Rotary Power Enterprise signed a non-exclusive manufacturing license agreement for the 580 series natural gas engine with Rotary Power International. During 2002, Rotary Power Enterprise was dissolved as an operating entity; the Company merged all its assets into PowerCold Energy Systems.

On December 1, 2000, the Company acquired the assets of Ultimate Comfort Systems, Inc., including its technology rights, patent rights (U.S. Patent No. 5,183,102), and license agreement for integrated piping technology for a heating and air conditioning system. This acquisition gave the Company exclusive, non-transferable United States transfer rights to the aforementioned technology and all related assets. PowerCold filed for an enhanced patent, Environmental Air Treatment System, for worldwide use that supports all of the Company's integrated technology including desiccant and solar energy systems. This technology was then placed into a newly formed, wholly owned subsidiary of the Company, PowerCold ComfortAir Solutions, Inc. formerly, Ultimate Comfort Systems.

In this transaction, the Company paid $65,000 cash, assumed two lines of credit [At December 31, 2003, 2002 and 2001, notes payable consisted of an unsecured line of credit bearing interest at 7% which was assumed as part of the consideration for the acquisition of a technology license and intellectual property in December 2002. The line of credit is payable to Royal Bank of Canada for $34,014 U.S ($50,000 Canadian). The Company made interest only payments on this line of credit which is unsecured. Interest expense on this loan was $2,430 for each of the years ended December 31, 2002 and 2001. During the year ended December 31, 2003, the Company discontinued making the interest payments and is disputing the loan which was in the name of Steven and Susan Clark and remains in dispute as of the date of this filing, The second line of credit was with TD Bank Credit Line for $3,401.40 ($5,000 Canadian) which was disposed of in 2001.]., forgave a payment of $28,571 from projects in process, issued 100,000 shares of its common stock [100,000 shares valued at $50,000

28

for a technology license], and granted 150,000 of stock options at $1.00 per share. This technology was then placed into a newly formed, wholly owned subsidiary of the Company, PowerCold ComfortAir Solutions, Inc. formerly, Ultimate Comfort Systems.

December 1, 2001 we acquired 100% of Power Sources, Inc. to market cogeneration systems, which use engine-driven generators to produce both electricity and thermal power as a way of cutting power costs. We included customer contracts, pertinent selected technology and relevant intellectual property for the cogeneration systems business.

During the year ended December 31, 2002, we disposed of Power Sources, Inc. The acquired assets and liabilities have been returned to the original owner. The stock and options given in exchange for the acquisition have been rescinded. We did not receive the appropriate sales and revenue due as per its contractual agreement. We decided to support the co-generation business through PowerCold Energy Systems.

PowerCold International Ltd PowerCold International, Ltd., is a Nevada Corporation, formed on July 1, 2003 ("PCI"). It markets all company products and system applications worldwide through various alliances and marketing agencies. Agents and alliances are being organized in various countries worldwide to market and support the company's products and application systems. Two alliances include: Shun Cheong Electrical Engineering Co., Ltd., Hong Kong, and Industrias Polaris S. A., Monterrey, Mexico. . We executed an exclusive marketing agreement with Shun Cheong for Hong Kong and the surrounding area for Nauticon products. The exclusive nature of the agreement included minimum purchase requirements which have not been achieved. PowerCold International, Ltd did not record any sales between its formation on July 1, 2003 and December 31, 2003. Since the formation of PowerCold International marketing efforts have been initiated in Hong Kong, Qatar, England, Jamaica, China, Saudi Arabia, Mexico, Canada and Kuwait. One individual in a sales and marketing capacity is employed by PowerCold International, Ltd. With his termination effective August 1, 2004 the sales and marketing effort is being directed out of the PowerCold ComfortAir Solutions, Inc. office in Largo, Florida through the existing sales, customer service and engineering staff.

Effective August 1, 2004, PCI operates out of our facilities located in Largo, Florida.

On February 27, 2003, PowerCold signed an Agency Agreement with Shun Cheong Electrical Engineering Co., Ltd., Kowloon, Hong Kong, to market and sell PowerCold Nauticon products. Shun Cheong is PowerCold's non-exclusive agent in Hong Kong and Macao, and the non-exclusive agent for Shanghai and Guangdong Province, China.

Shun Cheong Electrical Engineering Co., Ltd., a subsidiary of Shun Cheong Holdings Ltd. is a public multi-national design & build electrical and mechanical contracting firm with offices in China, Hong Kong, Macao and Qatar. The company is involved in a wide range of building services including, electrical, HVAC, fire protection, building security, plumbing & water supply and environmental protection. PowerCold Products sold twelve demonstration Nauticon units to Shun Cheong for evaluation in July and August of 2003 and signed an exclusive agent's contract, however no subsequent orders through December 31, 2004 were received under their agency agreement with PowerCold International, LTD. The exclusive nature of the agreement included minimum purchase requirements of $200,000 for Nauticon products in the first year of the agreement and a 100% increase in purchases in the second anniversary year which have not been achieved. Shun Cheong was notified by registered mail on January 26, 2005 that the grant of exclusivity was changed to non-exclusive and provided notice of termination effective July 26, 2005 unless there is substantial compliance with Section 14(a) and Section 14(b) minimum purchase requirement as noted above. As of June 26, 2005, no purchase orders have been received from Shun Cheong and the agreement has been terminated .

Effective May 1, 2005, in a minor acquisition, PowerCold Corporation acquired 100% of the assets of Sterling Mechanical, Inc. (SMI), an Englewood, Colorado based engineering and design firm that provides engineering and marketing supporting heating, ventilation and air conditioning (HVAC) systems and technologies. SMI assets were transferred into PowerCold's wholly owned subsidiary, PowerCold ComfortAir Solutions, Inc., formerly Ultimate Comfort Systems. As consideration for the acquisition of assets valued at $384,975, which include contracts in place and all intellectual property including patents, licenses and copyrights and the rights, title and interest in and to the name *Sterling Mechanical, Inc.*, the Company paid the owners of SMI 200,000 shares of PowerCold common stock at the fair market value of $306,000. In addition, PowerCold agreed to issue 150,000 options to the owners of SMI that will vest over a 3 year period. At May 1, 2005, 50,000 common stock options were vested with a fair market value of $22,870 and the Company recorded a commitment of $56,105 for the future vesting of the remaining options. The acquisition was accounted for under the purchase method.

PowerCold Technology, LLC. PowerCold Technology, LLC, is a Nevada limited liability company, formed on February 22, 2004 ("PCT") to hold title to all of our intellectual property as well as licensing such intellectual property. PowerCold Technology, LLC licenses intellectual property rights to PowerCold Products, Inc and PowerCold ComfortAir Solutions, Inc.

There are no offices for PCT.

Products

Nauticon Evaporative Condensers

Our primary products are proprietary evaporative condensing systems used in air conditioning systems. Our Nauticon patented products are innovative in design, use new material technology, are simple to manufacture, and have a low operating cost due to the self cleaning coils that shed scale, no water treatment chemicals required, the dump flush water control saving up to 43% of the water recommended for Traditional Bleed Method in the ASHRAE "Systems and Equipment Handbook" Chapter 36.18 – 36.19 and the resulting lower maintenance needs They are used for evaporative condensers, fluid coolers, sub-coolers and custom refrigeration products for commercial and industrial use. Nauticon products can reduce power cost in the air condition and refrigeration industry by up to 40% when used as a replacement for air cooled condensers. The efficiency of water cooled condenser technology is well understood in the industry and is the preferred method in large central chiller plants reducing kW per ton of cooling for chilled water air conditioning from a typical 1.08 kW/ton at a suction temperature of 45 F and condensing temperature of 130 F for air cooled condensers to 0.67 kW/ton at a suction temperature of 45 F and condensing temperature of 95 F for evaporative (water) cooled condenser, a 38% reduction in kW demand. Capacity and power consumption is estimated from data published in the ASHRAE 2004 Handbook, HVAC Systems and Equipment Handbook, Chapter 34.6, Fig. 2 Capacity and Power-Input curves for Typical Hermetic Reciprocating Compressor.

EV Chiller Systems

PowerCold Products designs, packages and markets energy efficient chiller systems utilizing the Nauticon evaporative condensers ("EV Chillers"). Four chiller systems are made available that meet a wide variety of industry requirements for HVAC and refrigeration system installations, namely:

> EV-Chill: water chillers, namely, water chilling and refrigeration systems utilizing water evaporative condensers for commercial and industrial use.

> EV-Cool: air conditioning units utilizing evaporative condensers for commercial and industrial use.

> EV-Dry: dehumidification system utilizing evaporative fluid coolers to cool warm dry air for commercial and industrial use.

> EV-Frig: refrigeration condensing units utilizing evaporative condensers for commercial and industrial use.

HVAC Systems

We also own the exclusive U.S. technology rights for an integrated piping technology system for heating, ventilating and air conditioning systems ("HVAC"). The patented HVAC system uses existing pipes to deliver hot and chilled water to individual fan coil units. The proprietary technology is designed to utilize existing fire sprinkler piping to circulate the cooling water around the building. In addition, the domestic hot water lines also distribute heating energy. The dual use of the piping system provides cost effective, high quality, compressor-free systems to the hospitality industry with the comfort of four-pipe air conditioning. The PowerCold ComfortAir system provides the precise comfort control of four pipe air conditioning at a lower capital cost through the elimination of separate hot water and chilled water cooling loops reducing the number of pipe loops from four to two. The existing fire sprinkler piping is used to deliver chilled water throughout the building and the domestic hot water piping system is utilized to deliver hot water for heating to the fan coils in each guest room Installation and construction costs are comparable to conventional through-the-window Packaged Terminal Air Conditioners (PTAC) units. The Ultimate Comforts System also avoids the discomfort of poor temperature/humidity control and sleepless nights from noisy compressor cycling. High quality chiller systems, manufactured by PowerCold Products provide even more economical installations with their energy efficient design features reliability and ease of maintenance. PowerCold's HVAC system provides energy saving operating advantages through the use of energy efficient evaporative cooled chiller equipment with EER (Energy Efficiency Ratio) ratings from 12.5 to 19.9 and energy recovery heat exchange technology that recovers heat or cooling from the exhausted building air and transfers it to the fresh air entering the building.

Revenue by Product or Service Greater than 15% of Total Revenue in the Last Three Fiscal Years

Product	2004	2003	2002
HVAC Systems	91%	84%	55%
Nauticon Products	N/A	15%	24%
Packaged Chillers	NA	NA	NA
Consulting Services	NA	NA	NA

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Customer Dependence – over the previous three years the revenue for the Nauticon & EV-Chill and ComfortAir HVAC products have increased due to increasing market acceptance. The revenue for the Nauticon & EV-Chill products is not concentrated in any one customer that would constitute more than 10% of annual revenue. The rate of growth for ComfortAir HVAC products is the result of marketing to national chain accounts which includes the sale of HVAC packages to entities with multiple locations. The nature and long life of the products provided by PowerCold do not presuppose a continuous stream of revenue after the initial sale and installation. New accounts and new locations from existing National Accounts are acquired on a regular basis. Sales to some National Accounts are transacted with franchisees and would not be expected to produce repeat business with the franchisee. During the previous three reporting years Eckerd Drug Stores, at that time a wholly owned subsidiary of J.C. Penney, accounted for 13% of 2003 revenue. J.C. Penney has sold its Eckerd Drug Stores to two pharmacy chain stores, CVS and Jean Couteau. PowerCold continues to supply its HVAC technology to Eckerd under its new ownership however three contracts scheduled for completion in 2004 were cancelled at a value of $162,000 due to store location market overlap. The loss of ten contract opportunities reduced anticipated revenue in the first, second and third quarters of 2004 by approximately $540,000. The loss of all business with the new Eckerd entities will slow the rate of revenue growth in HVAC products and staff reductions would be expected to compensate for a reduction in anticipated revenue. Future opportunities will be dependant upon establishing a National Account relationship with CVS and Jean Couteau.

Environmental Regulations - Changes in environmental regulation could materially impact PowerCold Corporation adversely as the majority of PowerCold's revenue is generated from the sales of products used in HVAC and Refrigeration systems. The chemical compounds used as refrigerants are highly regulated and could be restricted from sale in the future. This could make existing equipment design obsolete. The likelihood that PowerCold would have sufficient time to adapt to the changes in regulation is good as industry trends and regulations affecting the industry are monitored closely through several industry group affiliations such as ASHRAE and AEE. With this understood there is no guarantee that existing technology would be adaptable. At the current time there are no material capital expenditure required or anticipated to maintain environmentally compliant products or equipment.

Competition

Competition in the industry is driven by product quality and performance. Energy efficiency has become more prominent recently as minimum requirements have been legislated in some states and is under consideration by others. The increasing cost of utility provided power reinforces the importance of energy efficiency in product selection. As in almost all market segments price, service, product warranty, reliability and availability are factors in the competitive landscape. Product pricing is not a competitive advantage for us as many of our competitors are significantly larger and have greater resources. Several of these larger competitors are Carrier, Trane and York. We have focused on energy efficiency and low maintenance aspects of our patented technologies in the market for mid-range refrigeration and chiller systems in the 50 to 200 ton systems and turnkey HVAC systems.

Competition for our Nauticon products vary from the small to the very large air condition manufacturers in the industry, all competing for this multi billion-dollar industry. Marketing of our Nauticon systems is focused primarily on the mid-range, 40 to 250 ton systems. We have competition in large systems by Evapco and BAC, smaller systems by Recold. These competitors are well established and have substantially greater financial and other resources. Based upon the internal research of our sales and marketing staff no single manufacturer has integrated all of the features of the patented Nauticon unit, such as energy efficiency, low maintenance, condensing coils that continuously shed scale without the use of water treatment chemicals, lower water usage, and an enclosure constructed with non-metallic, corrosion resistant, materials. The Nauticon units are low maintenance as the result of the self-cleaning features, chemically free sump water, dump/flush programming and corrosion resistant enclosure.

Competition for EV Chillers varies from the small to the very large air condition manufactures in the industry, all competing for this multi billion-dollar industry. Significant industry vendors, including the large manufacturers such as Carrier, Trane and York, are well established and have substantially greater financial and other resources, but none has the all the specific patented features of the Nauticon unit incorporated into their chiller packages.

Competition for HVAC Systems. There is no competition from a one-source vendor for the specialized hospitality market to support a totally integrated HVAC system. No one has a patented, integrated piping system combined with an evaporative chiller system which includes the patented Nauticon evaporative condenser. The major industry vendor's including the large manufacturers such as Carrier, Trane and York are well established and have substantially greater financial and other resources to produce a chiller system, but none produce and install a complete turn key HVAC system designed with a patented integrated piping system, the patented Nauticon evaporative condensers.

PowerCold's Energy Efficient HVAC and Refrigeration Technologies Can Significantly Cut Peak Power Demand and Costs: Deregulated electricity during the hot summer peak-power-demand-days can cost 10-100 times more than normal. Commercial customers' demand-surcharges, which are based on their peak-power usage during the 20-30 days per year

when temperatures soar to 95° + F, can represent 30-50% of their total electric bill in some parts of the country. Consequently, reducing peak power demand during these few days could significantly reduce the costs of the demand premium charged by utilities. Commercial air conditioning and refrigeration (accounting for $7 billion of 2000's $37 billion in peak-power demand costs) are our initial target markets. America is well entrenched with air condition and refrigeration systems, but there is a great niche market for our evaporative condensers and chiller products.

Intellectual Property

We own a number of patents, including patent pending U.S. Serial No. 10/244,936 Evaporative Condenser System; patent pending U.S. Serial No. 10/328,877 Environmental Air Treatment System; U.S. Patent No. 5,582,241 Heat Exchanging Fin with Fluid Circulation Lines Therewithin; patent pending U.S. Serial No. 10/792,166 Stackable Heat Exchanger System; patent pending application 20050039892 February 24, 2005, Compact Heat Exchanger with High Volumetric Air Flow (Patent application 20050039892 Compact heat exchanger with high volumetric air flow, Calton, Dean, S.; et al. February 24, 2005 claims priority from and benefit of U.S. provisional patent application 60/400,609 filed August 2, 2002, which is incorporated by reference herein as if fully set forth in its entirety.); U.S. Patent No. 5,787,722 Heat Exchange Unit; U.S. Patent No. 6,651,455 Evaporative Condenser System; U.S. Patent No. 5,501,269 Condenser Unit; and patent pending U.S. Serial No. 10/661,023 Environmental Air Treatment System. We also own trademarks and copyrights, such as *Nauticon*® Serial Number 76146005, Registration Number 2703600, Date of Registration 04/08/2003, Section 8 notification due 04/08/2009, Section 8/9 renewal due 04/08/2013; *PowerCold*® Serial Number 76357073, Registration Number 2697451, Date of Registration 03/18/2003, section 8 notification due 03/18/2009, section 8/9 renewal due 03/18/2013; *Desert Master*™ Serial Number 7652104, Date of Filing 06/06/2003, Published for opposition 08/10/2004, no opposition filed to our knowledge;*, PlexCoil*™ Serial Number 7656065, Date of Filing 12/12/2003, has cleared review and is scheduled for publication and *Breezemaster*™ Serial Number 76521043 was published on June 14, 2005 for objection prior to registration.

Patents & Trademarks – PowerCold holds four patents, for heat exchange and condenser technology for air conditioning, which expire seventeen years from date of issue, a ten year license on patent #5,183,102 for the integrated piping system technology which expires in December 2010, five patents pending and five trademarks.

United States Patent *5,501,269*
March 26, 1996
Condenser unit

A housing is provided for an air conditioning condenser of the type providing a fan creating an upward path of air movement through the housing, a heat exchange coil having and inlet and an outlet for connection to a source of hot refrigerant in a refrigerant loop and means for spraying water on the coil. The housing is made of rotomolded plastic and comprises a base, a plurality of identical walls and a top. The base and top are rotocast as a single piece and then cut horizontally with a saw to provide the two pieces. The base includes a U-shaped foot arranged to receive fork lift tines and oriented so the fork lift does not damage the inlet and outlet to the heat exchange coils.

United States Patent *5,582,241*
December 10,, 1996
Heat exchanging fins with fluid circulation lines therewithin

A conduit for use in directing the flows of primary fluid and a secondary fluid in heat exchanging relationships comprising a plurality of elongated members to direct a flow of of a primary fluid in a first path. The first path is comprised of separate generally parallel channels. It includes means to direct a flow of air over, under and between the plurality of elongated members in a second path. The first path and the second path are in spaced alternating relationship in generally parallel planes and with the first path in a first direction and the secondary path in a second direction perpendicular to the first direction. Coupling means are associated with the input and output ends of the first and second paths whereby when a first fluid is fed through the first paths at a first temperature and a second fluid is fed through the second paths at a second temperature, a heat transfer occurs therebetween.

United States Patent *5,787,722*
August 4, 1998
Heat exchange unit

A heat exchange unit for an air conditioning/refrigeration system includes a plurality of independent spiral coils carrying hot refrigerant. Water is sprayed onto an upper set of the coils and passes through a bank of surface media onto a lower set of coils and then into a sump where it is recirculated. Water is also sprayed onto the lower coils. Air flows upwardly though the unit and cools the downwardly moving water droplets. Although most of the cooling in the unit is from evaporation, an unusual feature is the almost complete lack of scale buildup. The unit is almost completely dark inside so algae doesn't

grow. Periodic high water temperatures and periodic purging of the recirculated water minimizes fungi growth. The coils are supported in such a manner that the tubes are allowed to lengthen and expand radially when temperatures are high and shrink when temperatures are low.

US Patent   6,651,455
November 25, 2003
Evaporative Condenser System

An evaporative condenser system has an air handler with an input and an output end with a fan to facilitate the movement of the air. An air cooler has at least one conical spiral coil having a top end and a bottom end, each with linear extents in the output ends and the input ends of the air handler. A pump moves a working fluid through the coil. A cooling water path has a water recycle input and a reservoir for the cooling water adjacent to the bottom of the air cooler coils. The reservoir has a submersible sump pump for moving the cooling water to an elevated location with a sprayer.

Patent   5,183,102 Ten Year License
February 2, 1993
Integrated Piping System Technology
Integrated HVAC, Plumbing, and Fire Sprinkler System

A system for heating and cooling a building, said building having a first piping system that forms a fire sprinkler piping system and a second piping system forming a domestic hot-water piping system, said system for heating and cooling comprising: Water-cooling means for supplying and maintaining water in said first piping system at a first temperature; Domestic water-heating means for supplying water to said second piping system and for exclusively maintaining water in said second piping system at a second temperature; and A plurality of fan-coil assemblies located throughout said building, said fan-coil assemblies able to access said water at said first temperature from said first piping system and also able to access said water at said second temperature from said second piping system, wherein each of said fan-coil assemblies includes air-circulating means and a first coil, said fan-coil assembly circulating air about said first coil, thereby transferring heat from the water in said first coil to the air if said first coil is accessing said water at said second temperature, and transferring heat from the air to the water in said first coil if said first coil is accessing said water at said first temperature.

PowerCold has five patents pending for improvements and enhancements of existing and new products and continuously evaluates the need to protect its intellectual property with additional patent application submissions. Patents and acquired technology are amortized on a straight-line basis over a 15 year life, commencing with the beginning of product sales.

Research & Development – Estimated expenditure for company sponsored Research & Development totaled $650,000, $300,000 and $630,000 in 2002, 2003 and 2004 respectively.

Properties

Our Corporate Offices are in La Vernia, Texas, with an administrative office in Philadelphia, Pennsylvania. PowerCold Products, Inc. administrative, engineering and manufacturing facilities are located in La Vernia, Texas. PowerCold ComfortAir Solutions, Inc., sales, administrative and engineering facilities are located in Largo, Florida. PowerCold International Sales & Marketing offices are located in Largo, Florida.

The La Vernia, Texas office and plant facility is 47,000 sq. ft. and is leased for 3 years. PowerCold ComfortAir Solutions, Inc., Largo, Florida offices is 6,000 sq. ft. and supports administrative and engineering operations.

Employees

As of August 31, 2005, PowerCold employed 33 people, seven (7) in PowerCold Products; twenty-three (23) in PowerCold ComfortAir Solutions; and three (3) in PowerCold Corporate Administration.

<center>**LEGAL PROCEEDINGS**</center>

Two of our subsidiaries, namely PowerCold Products, Inc. and PowerCold ComfortAir Solutions, Inc., f/k/a Ultimate Comfort Systems Inc., are named as Third-Party Defendants. The plaintiff is ERA Refrigeration Company, Inc., and the named Defendants are Nicholas Ladopoulos, et al. The third party plaintiffs are Yahara Crossing, LLC; Windsor Commons, LLC; Progressive Designs, LLC; All Star Properties and all of the third party defendants are Steve Clark, PowerCold Products, Inc., Total Comfort Solutions, Inc. and PowerCold ComfortAir Solutions, Inc. The lawsuit is based on a 1999 third-party design of two HVAC systems installed by a local third-party mechanical contractor. The Third Party Plaintiffs are asking for unspecified damages, costs and attorneys fees. The suit was filed on February 2, 2004. (Dane County,

Wisconsin, Circuit Court Branch 9. Case Code No. 03-CV-3452). As of July 15, 2005 the defendant, and all four third party defendants have agreed to a settlement pending execution of mutual releases from future claims by all parties. PowerCold's portion of the settlement is $52,500, of which $26,250 was paid by our liability insurance carrier and $26,250 was paid by PowerCold .

PowerCold ComfortAir Solutions, Inc., is also named as a Defendant in an action for recovery of $16,170 in fees, costs and attorneys fees, claimed by the Plaintiff Big Sky Plumbing & Heating, a mechanical contractor. Big Sky seeks such fees for the installation of a third party designed cooling system. PowerCold ComfortAir Solutions inherited this installation from a previous licensed technology application. We believe that Big Sky Plumbing & Heating submitted fraudulent invoices to PowerCold ComfortAir Solutions in excess of amounts authorized for services. The suit was filed on March 30, 2004. We have filed a counterclaim against Plaintiff for unspecified damages, costs, and attorneys fees. As of June 20, 2005 the plaintiff has failed to respond to discovery requests by the due dates. A jury trial date has been set for December 12, 2005 with a pretrial court ordered settlement conference, with a neutral third party settlement master, no later than May 13, 2005. (Montana First Judicial District Court, Lewis & Clark County, Cause No. ADV-2004-151). The settlement conference has not been rescheduled and PowerCold. As of September 14, 2005 we have filed a **Motion to Dismiss** for failure of the plaintiff (Big Sky) to comply with the production of discovery and requested an order of **Dismissal with Prejudice** from the court regarding the claim against us. PowerCold has filed a counter claim against Big Sky Plumbing. On September 30, 2005 PowerCold made a final offer to settle for $6,500 to conclude this matter to avoid the cost of mediation and litigation as Big Sky filed discovery responses at the final hour.

PowerCold ComfortAir Solutions and PowerCold Products is also named as a Defendant in an action for recovery of $37,708.25 in a suit filed by Nickson's Machine Shop against Alturdyne Energy Systems (a California company) for repair work for two engine drive chiller sold by Alturdyne to Grapetech Winery Solutions a division of Nickson's Machine Shop. PowerCold Products provided materials and packaging. The contract for the equipment purchase was between Alturdyne Energy Systems and Grapetech Winery Solutions. PowerCold is negotiating an equitable settlement for a release from this action by Nickson's Machine Shop. The suit was filed on January 25, 2005 in the Superior Court of California, County of Santa Barbara, Santa Maria, CA, Cook Division, Case No. 1171633. Service was acknowledged on February 7, 2005 for PowerCold ComfortAir Solutions and February 17, 2005 for PowerCold Products, Inc. As of September 12, 2005 a settlement offer of $31,500 has been accepted ($21,000 from PowerCold and $10,500 from Alturdyne) pending acceptable release from each of the involved parties.

PowerCold ComfortAir Solutions, Inc, filed suit against Compass Group, Inc. (a General Contractor), Centennial Insurance Company, Florida Community Bank and Sea-Wall Motor Lodge, Inc in the Circuit Court, Seventh Judicial Circuit for St. Johns County, Florida – Case No.CA04-525, Division 55 on October 11, 2004; for damages for breach of bond contract including cost overruns for change orders and failure to pay for equipment and services provided in excess of $15,000 and attorney's fees. In addition PowerCold has placed a construction lien on the property seeking payment of $91,675.80 in unpaid and past due receivables on a contract of $285,579.00 after the first change order. Additional sums may become due in the future. As of September 20, 2005 discovery and settlement negotiations continued with Compass Group and Sea-Wall Motor Lodge for payment.

PowerCold ComfortAir Solutions, Inc., filed suit against Takagi USA, Inc. for damages related to defective products sold to PowerCold ComfortAir Solutions, Inc. in Circuit Court in Pinellas County, Florida – Case No. 04-7819-CI-13 on November 2, 2004 for damages in excess of $160,000 and attorney's fee. As of July 20, 2005 discovery between the parties is proceeding and mediation has been scheduled with the court on October 12, 2005. On September 22, 2005, The attorney for Takagi has requested a delay in mediation until November 18, 2005 to complete their discovery.

PowerCold ComfortAir Solutions, Inc. has a suit pending, to be filed against Pat Cook Construction in the County Court of the Twelfth Judicial Circuit in and for the County of Sarasota, Florida for damages in the amount of $11,017.10, an unpaid balance due for work completed, plus interest and attorney's fees pending written confirmation from the project developer that Pat Cook Construction has been paid in full for the products provided by PowerCold ComfortAir Solutions, Inc. As of July 26, 2005 we have filed a motion with the court to proceed to a non-jury trial Court order mediation has been scheduled for October 19, 2005.

PowerCold ComfortAir Solutions, Inc. had filed a claim with Mid-Continent Casualty Company against Bond No.BD-89172 for the Project: CO; Wingate Inn, Principal: TDC/Bass Joint Venture, LLC in the amount of $195,882.10 which was acknowledged on September 24, 2004. As of June 20, 2005 no resolution regarding payment has been reached and PowerCold is moving forward with mediation, arbitration or litigation in the appropriate venue in Colorado. Arbitration has been scheduled for April 2006.

PowerCold Corporation produced a demand letter on February 25, 2005, through its attorney, in the amount of $128,589.50 due by March 15, 2005, regarding claims against Industrias Polaris, S.A. for costs incurred for defective product, the return of advance payments for product never delivered and $2,000 for attorney fees in regards to the material breach of the

manufacturing agreement between PowerCold and Polaris. Polaris has engaged counsel in Texas and initiated discussions. Pending failure to comply with the demand for payment or and appropriate settlement offer, arbitration as stipulated in the manufacturing agreement, will be pursued. Prior to July 26, 2005 Polaris had agreed to a settlement proposal but has failed to execute the agreement. We have instructed our attorney in Texas to proceed with binding arbitration. The matter has been submitted to the International Centre for Dispute Resolution. Responses from the parties are due at the ICDR on or before September 21, 2005.

It is the opinion of management that the three matters in which PowerCold is a defendant will not have a materially adverse effect on the Company as third party engineering designs are believed to be the cause of the problems and not our equipment. We are vigorously defending these matters, however the company has reserved $64,000 for settlement in the unresolved actions where PowerCold is the defendant.

MARKET INFORMATION

Our common stock is issued in registered form. Computershare Investor Services, Inc. (located in Denver, Colorado) is the registrar and transfer agent for our common stock.

 On October 13, 2005, the shareholders' list for our common shares showed 24,831,696 shares outstanding held by approximately 1,850 shareholders.

Our common shares trade on the electronic OTCBB. The trading symbol on the OTCBB for our common stock is "PWCL" and the cusip number for our common stock is 739 31Q 103. Our common stock began trading on the Electronic OTC-BB in April 19, 1994.

The following table sets forth, in U.S. dollars and in dollars and cents (in lieu of fractions), the high and low sales prices for each of the calendar quarters indicated, on the OTCBB of our common shares for the last eight fiscal quarters. Prices are provided at Yahoo Finance Historical Price Quote and such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The closing price was $1.00 on October 13, 2005.

Fiscal Quarter Ending	High Sales Price	Low Sales Price
3rd Qtr. 2005 – 9/30/2005	$1.28	$0.82
2nd Qtr. 2005 – 06/30/2005	$1.70	$1.18
1st Qtr. 2005 – 03/31/2005	$1.77	$1.35
4th Qtr. 2004 – 12/31/2004	$1..56	$1.38
3rd Qtr. 2004 – 9/30/2004	$1.90	$1.28
2nd Qtr. 2004 – 6/30/2004	$2.60	$1.65
1st Qtr. 2004 – 3/31/2004	$1.97	$1.60
4th Qtr. 2003 – 12/31/2003	$2.24	$1.51

There are no restrictions that limit our ability to pay dividends on our common stock. We have not declared any dividends since incorporation and do not anticipate declaring any dividends in the foreseeable future because our present policy is to retain future earnings for use in our operations and the expansion of our business.

During the three months ended March 31, 2005, We issued 150,000 shares of common stock at $1.00 per share for consulting services in the amount of $150,000. For services We issued 25,000 common stock options at $1.55 per share for a period of five years from the date of issuance on March 25, 2005 and expire on March 25, 2010 and issued 25,000 common stock options at $1.70 per share for a period of three years from the date of issuance on March 30, 2005 and expire on March 30, 2008. We recorded and expense of $23,145 in accordance with SFAS 123R for the period ended March 31, 2005. During the three months ended March 31, 2005 We issued 665,000 common stock warrants exercisable at $1.70 per share for a period of five years from the date of issuance on March 9, 2005, and will expire on March 30, 2010. The fair value of the warrants was calculated at $387,562 using the *Black Scholes* Calculation at date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of five years. During the three month period ended March 31, 2005 we rescinded 60,000 common stock options for our employees with and exercise price of $1.50 per share which were granted under the 2002 Employee Stock Option Plan

On May 1, 2005, in a minor acquisition, we issued 200,000 shares of common stock for purchase of assets from Sterling Mechanical, Inc., at the closing price of $1.53 on April 29, 2005, and 150,000 three year options to purchase common stock at $1.50 per shares exercisable for 50,000 options each at May 1, 2005, May 1, 2006 and May 1, 2007 expiring on May 1, 2008, May, 2009 and May 1, 2010 respectively. The fair value of the options exercisable effective May 1, 2005 was calculated at $78,795 using the *Black Scholes* Calculation at date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years. At May 1, 2005, 50,000 common stock options were vested with a fair market value of

$22,870 and the Company recorded a commitment of $56,105 for the future vesting of the remaining options. The securities in the foregoing offering were originally provided as compensation for assets acquired by the Company offered pursuant to an exemption to registration provided under Section 4(2)of the Securities Act of 1933.

On May 1, 2005 we issued 50,000 options for investor relations services at $2.00 per share for a term of two years which will expire on May 1, 2007. The fair value of the options was calculated at $8,319 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of two years. The securities in the foregoing offering were originally provided as compensation for services rendered for us, and were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

On May 10, 2005 we issued 100,000 options for investor relations services at $2.00 per share for a term of three years which will expire on May 10, 2008. The fair value of the options was calculated at $26,183 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years. The securities in the foregoing offering were originally provided as compensation for services rendered for us, and were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

On May 12, 2005 Frank Simola, an officer and director, exercised 695,879 options, 150,000 at $1.00 per share and 545,879 at $0.50 per share, for a total of $422,939.50 and was issued 200,000 shares of common stock on May 16, 2005, at $1.35 per share, the average of the market closing price between May 12 and May 16, 2005, for a total of $270,000 for consulting services. The securities in the foregoing offering were originally provided as compensation for services rendered for us, and were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

On May 27, 2005 we issued 60,000 common stock warrants to Laurus exercisable at $1.70 per share for a period of five years from the date of issuance and will expire on May 27, 2010. The fair value of the warrants was calculated at $29,904 using the Black Scholes Calculation at date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of five years. The warrants were issued in accordance with an amendment to securities purchase agreement dated July 29, 2004. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933. Laurus also represented itself as "accredited" as that term is understood under Regulation D of the Securities Act of 1933.

On June 30, 2005 we issued 25,000 options for consulting services at $1.75 per share for a term of three years which will expire on June 30, 2008. The fair value of the options was calculated at $4,361 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years. The securities in the foregoing offering were originally provided as compensation for services rendered for us, and were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

On July 26, 2005 we issued 125,000 options to four employees under the PowerCold 2002 Employee Stock Option Plan $1.50 per share for a term of three years which will expire on May 26, 2008. The fair value of the options was calculated at $22,079 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years.

On July 26, 2005 we issued 150,000 options for investor relations services at $1.50 per share for a term of two years which will expire on May 26, 2007. The fair value of the options was calculated at $17,580 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years. The securities in the foregoing offering were originally provided as compensation for services rendered for us, and were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

SELECTED FINANCIAL DATA

The selected financial data in the following table is for Fiscal 2004/2003/2002 ended December 31st and it was derived from the financial statements of our Company which were audited by Williams & Webster, independent auditors, as indicated in their report which is included elsewhere in this document. The selected financial data for Fiscal 2001/2000 was derived from financial statements of our Company, not included herein.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, Management's Discussion and Analysis of Financial Condition and Results of Operations".

SUMMARY STATEMENT OF OPERATIONS   (In thousands, except per share data)

Year Ended December 31,	2004	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000
Revenues	$ 9,091	$ 4,070	$ 1,506	$ 814	$ 395
Operating (loss)	$(3,730)	$(2,283)	$(3,300)	$(2,191)	$(1,103)
Net Income (loss)	$(4,337)	$(2,657)	$(4,291)	$(2,328)	$(1,319)
Net Income (loss) per share	$ (0.20)	$ (0.13)	$ (0.25)	$ (0.16)	$ (0.13)
Weighted average number of shares	22,156	20,163	17,118	15,005	10,157

SUMMARY BALANCE SHEET   (In thousands, except per share data)

Year Ended December 31,	2004	2003 (Restated)	2002 (Restated)	2001 (Restated)	2000
Total assets	$8,576	$4,593	$1,685	$2,824	$1,781
Total liabilities	$8,545	$3,030	$ 903	$ 485	$ 351
Long term debt	$2,764	$ 0	$ 0	$ 0	$ 6
Shareholders' equity	$ 30	$1,562	$ 782	$2,339	$1,255

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking statements made herein are based on current expectations of the Company that involves a number of risks and uncertainties and should not be considered as guarantees of future performance. The factors that could cause actual results to differ materially include; interruptions or cancellation of existing contracts, impact of competitive products and pricing, product demand and market acceptance risks, the presence of competitors with greater financial resources than the Company, product development and commercialization risks and an inability to arrange additional debt or equity financing.

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand PowerCold Corporation. MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes ("Notes").

Our financial statements for the year ended December 31, 2004 **were** audited by our independent certified public accountants, whose report includes an explanatory paragraph stating that the financial statements have been prepared assuming we will continue as a going concern and that we have incurred operating losses since inception that raise substantial doubt about our ability to continue as a going concern.   At June 30, 2005 we had an accumulated deficit of $22,720,887 and recurring losses from operations for each year presented.

Property, equipment, accounts receivables and intangibles comprise a material portion of our assets. Accounts receivable as of March 31, 2005 are $9,005,119 with reported revenue for the three month and six month period ended June 30, 2005 at $3,221,054 and $5,805,021 respectively. The recovery of these assets is dependent upon collection of outstanding receivables and achieving profitable operations.   The ultimate outcome of these uncertainties cannot presently be determined. We actively seek sufficient financing to achieve profitability. Realization of a major portion of the assets in the accompanying balance sheet is dependent upon our continued operations and the successful future operations.

Our plans for 2005 include concentrating on two specific proprietary applications: Central HVAC Air Condition Systems and Plastic Heat Exchange Products. During 2004 we experienced a significant growth in revenue from the Central HVAC Air Conditioning Systems and higher gross margins from Plastic Heat Exchange Products.   We have expended considerable capital and manpower resources developing these applications over the last two years. Subsequently, business opportunities from projects for Central HVAC Systems and Plastic Heat Exchange Products in the first quarter of 2005 support our plans going forward. We plan to exploit the last two years of engineering development and focus engineering, sales and marketing resources on our proprietary Environmental Air Treatment System, which is our central HVAC air conditioning system for large commercial buildings, focusing on the growth segments of the hospitality industry.   We also plan to expand our direct marketing efforts to corporate national account chain stores and restaurants with its proprietary HVAC system, and reduce its custom bid spec marketing for retail stores and restaurants that have lower gross margins per

project. Secondly, we intend capitalize upon the last two years of development for plastic product applications. During the last quarter of 2004 and the first and second quarter of 2005, we shipped fourteen production Nauticon plastic coil fluid cooler units to multiple installations in Florida and Canada totaling $228,000. Orders placed for third quarter delivery total twenty-five valued at $507,000.Initial system installations have been very successful and we are moving forward with planned marketing program for plastic products in 2005. We have also developed "plastic kits" for four OEM fluid cooler companies. Two fluid cooler OEM companies showed their proprietary products with our plastic components for the first time at the ASHRAE convention in early February 2005. Recently, we have successfully developed and installed the first plastic fluid cooler that can be used for residential buildings and expanded to larger commercial buildings. We expect added revenue and improved margins in products that use plastic coils in place of copper coils. We are also focusing on cash management and addressing the past due accounts receivable through a rigorous collections policy. We attribute the high accounts receivable to the significant revenue growth rate and startup marketing growth pains during 2003 and 2004. We intend to focus on the hospitality industry and plastic products in 2005 and away from bid spec jobs that have historically generated lower gross margins. We intend to raise capital through the licensing of our heat exchange technology in markets outside of North America with five and ten year licensing agreements that include annual renewal fees and royalties based on sales. We expect better cash flow and improve margins. Projections regarding revenue, income, margins and cash flow should not be considered a certainty and in fact projections may not be met at all.   We believe that actions presently being taken to increase sales, collect receivables and obtain additional financing as needed provide the opportunity to continue as a going concern.

OVERVIEW

We designs, develops and markets heating, ventilating and air conditioning systems (HVAC) and energy related products for commercial use. Air conditioning and refrigeration are two of the more energy intensive operational costs many businesses face.   Increasing power costs and new clean air regulations have motivated corporations of all sizes to focus both on energy savings and indoor air quality. Over the past few years we have acquired and developed various technologies related to the HVAC industry and employ experienced and qualified industry professionals. Our focus is to provide HVAC turnkey solutions that are designed to reduce energy consumption and provide a clean and comfortable indoor air environment.

PowerCold operations include four wholly owned subsidiary companies with respective operating divisions: PowerCold Products, Inc., (PCP) supports product development, engineering and manufacturing. PowerCold ComfortAir Solutions, Inc., (PCS) supports sales and marketing offering turnkey HVAC solutions for commercial buildings, including major hotel chains, national restaurant and retail store chains, extended care facilities and office buildings. There are two operating divisions of PCS, Applied Building Technology (ABT) that supports related engineering and design build HVAC applications, and PowerCold Energy Systems (PES) that supports related energy products including generators and engine driven chillers. PowerCold International, Ltd., (PCI), a new operating subsidiary company effective July 1, 2003, markets all company products and system applications worldwide through various alliances and marketing agencies. PowerCold has also established alliances with various companies in the industry to market and manufacture related HVAC and Energy products. PowerCold Technology, LLC was formed in February 2004 to hold and manage the intellectual property and patents owned by PowerCold Corporation and it's subsidiaries and license the technology to the operating divisions and other entities.

We derive our revenues from four principal product line applications: The first is proprietary applications for the HVAC industry which includes a patented four pipe integrated piping system for large commercial buildings and turnkey HVAC systems for light commercial national chain store applications. The second is a line of evaporative condensers, heat exchange systems and fluid coolers for the HVAC and refrigeration industry. The third is the design and packaging of custom chiller systems for the HVAC and refrigeration industry. The fourth is energy products including generators, engine driven chillers and engineering services.

We initiated our marketing and sales program in January 2003 with a planned business concept - create synergy of products and synergy of marketing. Establish multiple alliances with other industry vendors to support our respective proprietary products and direct our combined marketing efforts at national chain businesses that supplement multiple sales opportunity and growth.   We have created a nationwide network alliance of HVAC mechanical contractors, general contractors, engineers, architects and equipment suppliers to design, build and equip new and retrofit building projects with our proprietary HVAC systems.

Our network of strategic alliances is a success supporting our proprietary HVAC products. Over the past eighteen months we have submitted proposals for our products to twenty national chain customers representing eighty-four drug stores, restaurants, hotels, extended care facilities and hospitals.

We have recently entered into a marketing assistance agreement with a multi-national hospitality company which introduces our proprietary HVAC system to their franchisees. The Supplier agreement effective October 1, 2004 is for a

term of one year with annual renewals on June 1 of each calendar year. The annual fee of $6,000 is charged as a marketing fee which provides franchisee information on websites and invitations to national conventions. We will be a non-exclusive supplier of products to franchisees in the United States and certain provinces in Canada. We are required to provide equipment in conformance with all federal, state and local laws. All orders are between us and customer (franchisee) and we agree that the franchisor and its affiliates make no guarantee or commitment of any level of sales of the Product from Suppliers to Customers. Although the Franchisor may recommend the purchase of products from us to Customers, each Customer will be making an independent buying decision which may or may not be affected by the Franchisor's recommendation. We agree that prices offered under this agreement will be as low as the prices offered by us to our best Customers. . The nature of the agreements is such that no revenue or contracts are promised or guaranteed. The term of the agreement is for one year and renewable with mutual consent. We are not granted any rights, interest or use of any trademarks, service marks or intellectual property rights. We acknowledge that any information conveyed or obtained by us from the Franchisor and/or its affiliates is confidential and will only be used as necessary to perform the Services. We shall not disclose confidential information without the written consent of the Franchisor, its affiliates or the Customer. We will indemnify the Franchisor, its subsidiaries, affiliates, etc., relating to the Suppliers Products, negligent or willful breach of this agreement and claims by third parties involving patent infringement, copyright or trade secret violation regarding the Product.

We maintain commercial general liability insurance that has a combined single limit of not less than One Million Dollars per occurrence and Five Million Dollars in the aggregate. Neither party is responsible to the other for indirect, special or consequential damages under any tort, contract, etc., but will not apply with respect to a party's indemnity obligations and violations of the confidentiality. Either party may terminate the agreement immediately upon a material breach of this agreement or at any time with or without cause, upon providing at least 30 day written notification. The agreement is non-exclusive and the Franchisor may enter into similar agreements with other suppliers. We are considered an independent contractor and acknowledge that no partnership, joint venture, or agency relationship is intended or created by the agreement. The agreement pertains to HVAC equipment.

Each franchisee has sole discretion in making purchases. Prior to this agreement some of these franchisees have previously done business with PowerCold ComfortAir Solutions, Inc. and are listed as customers of PowerCold ComfortAir Solutions, Inc. who provide 10% or more of annual revenue. No revenue is derived from the marketing agreement with the hospitality company. Revenue is generated when a franchisee selects the PowerCold HVAC system for installation. The benefit to the company is a potential reduction in sales and marketing costs as most if not all of the franchisees are known to us or would be know to us through ongoing industry marketing efforts. As of June 20, 2005 no revenue or contracts have resulted from this agreement which was renewed for one year effective June 1, 2005, although several bid proposals have been generated and may lead to future business. The agreement is a marketing tool but not material to future revenue as no revenue is guarantee by the agreement.

We have also been selected as an approved HVAC vendor by another multi-national hospitality company that franchises over 6,500 hotels. The Supplier agreement effective August 27, 2004 is for a term of one year with annual renewals on the anniversary date each calendar year. A fee of $20,000 is charged as a marketing fee which provides franchisee information on websites and invitations to national conventions. We are a non-exclusive supplier of products to franchisees in the United States and certain provinces in Canada. We are required to provide equipment in conformance with all federal, state and local laws. All orders are between us and customer (franchisee) and we agree that the franchisor and its affiliates make no guarantee or commitment of any level of sales of the Product from Suppliers to Customers. Although the Franchisor may recommend the purchase of products from the Supplier to Customers, each Customer will be making an independent buying decision which may or may not be affected by the Franchisor's recommendation. We agreed that prices offered under this agreement will be as low as the prices offered by us to our best Customers. We will participate as an exhibitor at each national conference or convention. Under this agreement with the Supplier we will pay a commission of 5% of the gross amount of products sales less tax, freight, returns, etc. on a quarterly basis. We are not granted any rights, interest or use of any trademarks, service marks or intellectual property rights. We acknowledge that any information conveyed or obtained by us from the Franchisor and/or its affiliates is confidential and will only be used as necessary to perform the Services. We will not disclose confidential information without the written consent of the Franchisor, its affiliates or the Customer. We will indemnify the Franchisor, its subsidiaries, affiliates, etc., relating to our Products, negligent or willful breach of this agreement and claims by third parties involving patent infringement, copyright or trade secret violation regarding the Product.

We maintain commercial general liability insurance that has a combined single limit of not less than One Million Dollars per occurrence and Five Million Dollars in the aggregate. Neither party is responsible to the other for indirect, special or consequential damages under any tort, contract, etc., but will not apply with respect to a party's indemnity obligations and violations of the confidentiality. Either party may terminate this agreement immediately upon a material breach of this agreement or at any time with or without cause upon providing at least 30 day written notification. The agreement is non-exclusive and the Franchisor may enter into similar agreements with other suppliers. We are considered an independent

contractor and acknowledge that no partnership, joint venture, or agency relationship is intended or created by the agreement. The agreement pertains to HVAC equipment.

Under the terms of the hospitality marketing agreement, we will provide the engineering design, equipment installation of our proprietary HVAC plumbing and fire sprinkler systems for the hospitality company's U.S. franchise hotel chains. The hospitality chain provides us with franchisee contact information, project location, scope and construction planning information. Each franchisee has sole discretion in making purchases. Some of these franchisees have previously done business with PowerCold ComfortAir Solutions, Inc. and are listed as customers of PowerCold ComfortAir Solutions, Inc. who provide 10% or more of annual revenue. No revenue is derived from the agreement with the hospitality company, only from the franchisees. The agreements are annual and renewable for a fee. The agreements are not a guarantee of any revenue. The benefit to the company is a potential reduction in sales and marketing costs as most if not all of the franchisees are known to us or would be know to us through other ongoing industry marketing efforts. As of June 20, 2005 no revenue or contracts have resulted from this agreement and no commissions were accrued or paid although several bid proposals have been generated and may lead to future business. The agreement is a marketing tool but not material to future revenue as no revenue is guarantee by the agreement. The relationship is not material to our financial condition, given no revenue has as yet been generated by the agreement.

Last year we entered into a joint Development Agreement and a License Agreement with DuPont Canada, Inc. and E.I. duPont de Nemours relating to DuPont Caltrel® Fluid Energy Transfer System Applications that incorporates their engineered polymeric materials.

This year we selected fluid coolers as a project application per the Development Agreement for an exclusive three-year period. The product is similar to our Nauticon® Fluid Cooler, but will now use new plastic tubing material replacing the copper coils. We applied to the U.S. Patent Office for a new modular design heat exchanger patent that features modular designed plastic components. Our new proprietary PlexCoil™ fan coil air handlers, primarily used in commercial buildings for room air distribution, will be the first application for the new patent heat exchanger.

We signed a sales and distribution agreement with Amcot Cooling Tower Corporation, Rancho Cucamonga, CA, a global supplier of high-performance fiberglass cooling towers. Amcot's parent company, Liang Chi Industry Co. Ltd., Taiwan, one of the largest manufacturers of cooling towers in the world is interested in marketing our new fluid cooler design concept for the Asian market. We are currently designing plastic coils and components for three other OEM companies that produce and distribute fluid coolers.

The 2003 reorganization of our three wholly owned subsidiary companies and their respective products is strategic to revenue growth from the PowerCold ComfortAir, Inc. subsidiary which provides turnkey design build HVAC applications for new and retrofit construction projects for the hospitality industry, national retail chain stores, national restaurant chains, assisted care living facilities, and other facilities suitable for our product offerings. The engineering design bid proposal backlog total more than $37 million at year end 2004. Proposals that become contracts have atypical completion cycle of three to six months for retail and restaurant chain stores and six to twelve months for the hospitality industry.

Our revenue is increasing as the result of our focus on turnkey design, equipment and project management for hospitality and other large HVAC customers. Our revenue is no longer solely derived from the sale of manufactured and repackaged equipment. We are no longer dependant upon equipment sales to drive company growth. We now offer design, equipment and project management integrated into a single proposal which is coordinated with allied general contractors, regional engineering firms and national and international HVAC equipment vendors to provide flexible, cost effective and reproducible proposals acceptable to major hotel chains and national retail accounts. The revenue from each project is 50% to 200% greater than the comparable equipment only sale. The focus has changed from an equipment manufacturing orientated sales organization to a design, engineering and project management group marketing our equipment along with other select suppliers for integrated HVAC solutions.

Field testing and R&D continues with the PlexCoil™ polymeric heat exchange products. Initial field trials during 2004 were successful and these new products will easily integrate with the turnkey HVAC design build program. Additionally, the opportunity exists to provide the technology as basic components for assembly by OEMs around the world. The corrosion resistant and light weight characteristics of the plastic along with the heat transfer properties present numerous opportunities to replace copper and aluminum in many fluid/air heat exchange applications. The investment in this technology will continue for the next several years. Commercial products using plastic heat exchange tubing were first shipped in the fourth quarter of 2004. From January 1, 2005 through June 30, 2005, fifteen units have been shipped with twenty-five scheduled for shipment in the third quarter of 2005.

Continued investment in the patented Nauticon® Evaporative Condensers and Fluid Coolers to increase capacity and refine system integration controls is necessary to expand the market potential for these products. Controls have become more

important to the management and integration of various pieces of HVAC equipment to achieve proper operation and obtain maximum energy efficiency from the total system.

Effective May 1, 2005, in a minor acquisition, PowerCold Corporation acquired 100% of the assets of Sterling Mechanical, Inc. (SMI), an Englewood, Colorado based engineering and design firm that provides engineering and marketing supporting heating, ventilation and air conditioning (HVAC) systems and technologies. SMI assets were transferred into PowerCold's wholly owned subsidiary, PowerCold ComfortAir Solutions, Inc., formerly Ultimate Comfort Systems. As consideration for the acquisition of assets valued at $384,975, which include contracts totaling $216,245 and all intellectual property including licenses and copyrights and the rights, title and interest in and to the name *Sterling Mechanical, Inc.*, the Company paid the owners of SMI 200,000 shares of PowerCold common stock at the fair market value of $306,000. In addition, PowerCold agreed to issue 150,000 options to the owners of SMI that will vest over a 3 year period. At May 1, 2005, 50,000 common stock options were vested with a fair market value of $22,870 and the Company recorded a commitment of $56,105 for the future vesting of the remaining options. The acquisition was accounted for under the purchase method. The three employees of SMI are currently employed by PowerCold ComfortAir supporting existing PowerCold business, existing SMI business and soliciting new business in the Western United States.

Future profitability is dependant upon obtaining and maintaining gross profit margins greater than 30%, execution of the company's sales and market plans to generate a minimum of $1 million per month in sales, managing travel, administration, warranty, legal, accounting, regulatory and other controllable expenses within the constraints of the budget are necessary for sustained profits, however there is no guarantee that we will be able to achieve the factors affecting future profitability. Sufficient cash may not be generated from operations due to the extended payment terms required for some of our sales in order to meet our operating needs. Cash availability is a significant concern. Revenue growth strains our resources as material must be purchased, salaries paid and operating and administrative overhead supported.   Future cash needs from debt or equity are dependant upon the collection of receivables and gross margins. Contracts and retentions receivable from the sale of heating and air-conditioning systems for commercial properties are based on contracted prices. Allowance for doubtful accounts is based upon a review of outstanding receivables, historical collection information, and existing economic conditions.   Normal contracts receivable are due 30 days after the date of the invoice.   Contract retentions are due 30 days after completion of the project and acceptance by the owner. Typically contract retentions range from 5% to 20% and are withheld from each progress payment. In addition the final 10% of the contract may be withheld if there are disputes concerning change orders. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. Our policy is not to accrue interest on trade receivables. We carry contracts and retentions receivable at cost less an allowance for doubtful accounts. On a quarterly basis, we evaluate accounts receivable and establish an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. At December 31, 2004 and June 30, 2005, our allowance account was $529,389. As of June 30, 2005 the allowance has not been increased. Most contracts with general contractors contain a pay when paid clause which may delay payment for work completed if the owner does not pay the general contractor promptly upon presentation of a release for the delivery of goods or services. Two disputes, one with the general contractor that was fired from the job and the other when the general contractor quit resulted in $287,558 being uncollectible are a direct result of failure to collect based upon a pay when paid clause in a contract. At June 30, 2005 uncollected retentions from contracts in progress totaled $815,007 and collection is dependant upon various factors including the release of retentions held back from the general contractor by the owner, lien releases from subcontractors, liability insurance confirmation, punch list completion, warranty coverage, etc., and may delay the collection for one to twelve months after the contract completion. Change orders beyond the scope of the original contracts are slow to collect from the general contractor. Retentions on all contracts, in progress and completed, total $1,606,514 as of June 30, 2005. Change order may be initiated for a variety reason. In many cases the activities of one or more subcontractors may result in the need to change equipment, installation protocols, system design, etc. Some of these changes may involve owner preference, architectural modification, contractor rescheduling, design modification, engineering changes, etc. These changes are usually not anticipated within the scope of work supervised by the general contractor but for various reasons must be implemented. These changes are not included in the approved contracts or budgets and are slow to be paid as responsibility for cost overruns are not always easily ascertained and usually are the last items to be paid. In many cases a lien must be placed on the property to facilitate payment or initiate mediation to resolve payment issues.   Uncollected receivables for completed contracts, including retentions on these contracts, totaled 3,507,096at June 30, 2005. A significant allowance for bad debt, $1,664,928, was taken at year end. The bad debt reserve included claims totaling $331,137 against payment bonds issued on the behalf of general contractors; $675,812 sought in litigation to recover past due receivables; a claim of $128,590 if unpaid will be arbitrated, and others lawsuits are contemplated if collection efforts prove unsatisfactory. Included is $529,389 as an allowance for doubtful accounts based upon the age of the receivables some of which is retained funds on completed jobs. Approximately 70% of the bad debt allowance taken at year end involved claims against bonds, litigation or mediation/arbitration which we previously believed could be resolved in a reasonable period of time. Upon detailed review and discussion with our outside attorneys during the fourth quarter it became obvious to us that resolution would not be achieved in a sixty to ninety day period and an appropriate charge was taken related to these issues. A charge of $250,000 was taken in the third quarter of 2004 based upon the age of receivable and an additional charge of $279,389 was taken at the end of the fourth quarter. Receivables are

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reviewed for impairment on a quarterly basis. In the past we didn't include retentions in the review of receivable aging as it is understood that retentions are not paid until the all releases are provided at project completion and any warranty related issues are resolved. At year end we included a review of retentions and the likelihood of collection and will continue this review on a quarterly basis. The collection of sufficient receivables to reduce the current 252 day DSO (Days Sales Outstanding) based upon second quarter, 2005 revenue to 120 days would significantly reduce the need for new cash from debt or equity placement. Revenue growth, the timely collection of receivables and improvement in gross margins are the primary focus of management.

We recently secured two major funding facilities to support future growth; a $25 million financing program from a major commercial mortgage corporation that provides a finance lease and credit line facility to our customers for the engineering, design, equipment and installation of our HVAC systems which will allow customers to roll up the turnkey cost of our HVAC systems including scheduled maintenance expense financed at 100% of the cost and a $5 million secured convertible note with Laurus Funds that is payable in cash or convertible into shares of our common stock.

We intend to maximize our intangible assets with continued development and marketing of new and existing products based upon our intellectual property. Accounts receivables and intangible assets comprise the material portion of our assets. Continued emphasis on more effective collection effort and accelerated project completion are expected to improve cash flow and reduce future funding needs.

Our continued existence is uncertain as there is presently insufficient cash to support operations for the next twelve months. On July 29, 2004 we secured convertible debt funding, which provides sufficient cash for a period of six months or longer. Cash as of December 31, 2004 was $1,306,417; March 31, 2005 was $527,510; and July 31, 2005 was $371,267. "Cash burn", as defined on page 8, (*net loss for the period less depreciation)*, in the fourth quarter of 2004 amounted to approximately 58% of the cash burn for the year and was disproportionate to the previous quarters in 2004 due to the fourth quarter recording of additional bad debt expense of $1,414,928 in combination with a recorded gross profit $246,000 less than the quarterly average and $200,000 in additional finance expense above the quarterly average of the three prior quarters of 2004. Based upon the cash burn of $1,066,581 for the first quarter of 2005 we have sufficient cash to sustain operations through mid September 2005. The Company publicly reports its financial information in accordance with account principles generally accepted in the United States (GAAP). The Company also presents financial information that may be considered "non-GAAP financial measures". Non-GAAP financial measures, such as "cash burn" as defined above, should be evaluated in conjunction with, and are not a substitute for GAAP financial measures. If we can improve collection of existing receivables additional cash will be available to fund operations but continued growth at an accelerated pace will create a significant demand for limited funds. There is no guarantee that we will be able to accelerate the collection of past due receivables. The cash burn rate, monthly average or quarterly interval, is used by management to prioritize future cash disbursements based upon available funds in combination with near term projections of cash receipts from the collection of receivables. At present there are no immediate plans to raise more capital through either debt or equity funding, however the cash is monitored closely and future fund raising may be necessary at some time in 2005. We plan to license certain of our technologies that will provide some cash for operations through annual renewable licensing and the collection of royalties. Exploratory discussions with several companies are underway for long term (five to ten year) nonexclusive manufacturing rights and exclusive territorial distributions rights for our patented heat exchange technology outside of North America. The basis of discussions involve a one time license fee and continuing royalty payments for the term of the license based upon units manufactured or revenue derived from sales through distribution. Discussions are ongoing and no agreements have been finalized. We see this as an opportunity to capitalize upon the intellectual property of PowerCold and our ongoing R&D efforts regarding heat exchange technology for the HVAC industry.

Between May 12 and May 16, 2005, we received $1,210,000 from Francis. L. Simola through the exercise of 150,000 options issued on September 10, 2001 at $1.00 per share for $150,000; the exercise of 545,879 options issued on October 1, 2001 at $0.50 per share for $272,940. Frank Simola also made a loan to us in the amount of $787,060 payable upon demand with an annual interest rate of prime, as published in the Wall Street Journal, plus 1%, not to exceed 8%. On September 1, 2005 we received $750,000 from Francis L. Simola as a loan payable upon demand with an annual interest rate of prime, as published in the Wall Street Journal, plus 1%, not to exceed 8%.

RESULTS OF OPERATIONS – Second Quarter 2005

The Company's Consolidated Statement of Operations for the second quarter ended June 30, 2005 compared to the second quarter ended June 30, 2004:

	% Increase/ Decrease	3 months ended 6/30/2005	3 months ended 6/30/2004	% Increase/ Decrease	6 months ended 6/30/2005	6 months ended 6/30/2004
Total Revenue	36.4%	$3,221,054	$2,361,110	26.1%	$5,805,021	$4,602,213
Cost of Revenue	44.7%	$2,645,760	$1,828,101	40%	$4,818,608	$3,440,975
Gross Profit	7.9%	$575,294	$533,009	(15.1%)	$986,413	$1,161,238
Operating Loss	76.5%	($743,603)	($421,195)	103.6%	($1,428,425)	($701,571)
Net Loss	60.4%	($920,442)	($573,694)	108.8%	($2,106,385)	($1,008,979)
Net Loss per Share	33.3%	($0.04)	($0.03)	80.0%	($0.09)	($0.05)

Total Revenue for the three-month and six month period ended June 30, 2005 increased 34.1% to $3,221,054 from $2,361,110 and 24.6% to $5,805,021 from $4,602,213 in the comparable prior year period respectively primarily through the growth in plan and spec work for chain restaurant and retail store and Nauticon heat exchange products including new products based upon plastic coil technology. Product pricing has remained stable for the last few years although there was a spike in copper prices one year ago which impacted margins as price increases for Nauticon copper heat exchangers were minimal and Nauticon sales accounted for less than 10% of 2004 revenue. Inflation rates of 2.68%, 2.27% and 1.59% respectively for 2004, 2003 and 2002 (based upon the CPI Consumer Price Index) has had little or no impact on pricing for our products and services and did not contribute to revenue increase. Commodity price increases for copper and polyethylene did reduce product margins for Nauticon products in the fourth quarter of 2003 and the first and second quarter of 2004. Operating Loss for the three-month and six month period ended June 30, 2005 increased $322,408 to ($743,603), a 76.5% increase from ($421,195) and increased $726,854 to ($1,428,425), a 103.6% increase from ($701,571) in the comparable prior year period respectively. The Total Cost of Revenues increased by $817,659 to 82.1% of revenue as compared to 77.4% of revenue for the comparable three month period in the second quarter of 2004. The Total Cost of Revenues increased by $1,377,633 to 83.0% of revenue as compared to 74.8% of revenue for the comparable six month period in 2004. The cost of direct labor and equipment and direct labor and materials on contracts and equipment revenue increased from 73.3% of revenue in the second quarter of 2004 to 80.4% of revenue in the second quarter of 2005 and 81.7% of revenue for the six month period ended June 30, 2005 from 70.9% of revenue for the six month period ended June 30, 2004, due to competitive pricing pressure on contracts for plan and spec work for chain restaurants and retail stores. Warranty cost recorded for the second quarter of 2005 was $39,990 as compared to $46,841 for the second quarter of 2004 and $39,990 for the six month period ended June 30, 2005 as compared to $99,254 for the same period in 2004, down 14.6% and 59.7% respectively. Reduced warranty expense is directly related to the implementation of product design changes which have resulted in a temporary increase in direct labor and material costs for equipment.

Net Loss for the three-month and six month periods ended June 30, 2005 increased to ($920,442), a 60.4% increase from ($537,694) and increased to ($2,106,385), a 108.8% increase from ($1,008,979) respectively from the comparable prior year periods ended June 30, 2004. Operating Expense for Sales, Marketing and Advertising increased by $454,789 to 11.5% of revenue from 4.6% of revenue in the prior year six month period ended June 30, 2004. The significant portion of the increase was directly related to sales salary and sales expense related to efforts with the hospitality industry and national chain stores which included increases in travel related and show & meetings expense for the hospitality industry conventions. General and Administrative expense decreased $205,370, a decrease as a percent of revenue at 20.8% for the first two quarters of 2005 as compared to 30.7% of revenue for the same period in 2004. R&D expense increased $315,796 to 5.8% of total revenue as compared to 0.5% of revenue for the same six month period ended June 30, 2004 for continued work on plastic heat exchange products and new product development for the wet/dry fluid coolers. Operating losses were higher than expected due to the disproportionate increase in the number of lower margin bid spec contracts for retail and restaurant chain accounts and the significant increases in R&D and Sales, Marketing & Advertising expenses for the period. Accounting and legal expense related to stock registrations and the defense of two lawsuits remain high at $103,134 and $142,711 for the three and six month period ended June 30, 2005, and are expected to continue at the current rate until lawsuits are resolved and the registrations filed with the SEC become effective. Margins in future periods should improve, as the Company reduces dependence on bid spec contracts and increases the number of hospitality contracts using our proprietary technology, however no guarantees can be made regarding the increase in HVAC hospitality business or the improvement of margins.

Net Loss Per Share for the three-month period ended June 30, 2005 increased to ($0.04) from ($0.03) for the same quarter of the prior year. Net loss per share was based on weighted average number of shares of 24,266,403 for the three-month period ended June 30, 2005 and 21,805,083 for the three month period ended June 30, 2004. Net Loss Per Share for the

six-month period ended June 30, 2005 increased to ($0.09) from ($0.05) for the same quarter of the prior year. Net loss per share was based on weighted average number of shares of 23,884,443 for the six-month period ended June 30, 2005 and 21,754,805 for the six-month period ended June 30, 2004. Interest and financing expense increased 61.6% to $249,481 as compared to the second quarter of 2004 and 143.4% to $752,685 for the six month period ended June 30, 2005 and the prior year period due to interest expense on the $5 million convertible debt placed with Laurus on July 29, 2004 and the issuance of additional warrants to Laurus for the rescheduling of principal repayment and late effectiveness of a stock registration filed with the SEC.

The Company's sales and revenue continue to grow through the three month period ended June 30, 2005. Total revenue of $3,221,054 for the three months ended June 30, 2005 exceeded first quarter revenue of $2,361,110 for 2004 and $2,138,976 for 2003. The Company's revenue for the six month period ended June 30, 2005 was $5,805,021 as compared to the same period in 2004 and 2003 at $4,602,213 and $3,251,310. We have over $42 million in proposals in process with various national account customers and anticipate continued growth in revenue based upon our historical conversion rate of proposal to contracts. The majority of PowerCold ComfortAir Solutions' engineering design proposals are for large commercial building projects that revolve over a nine to fifteen month contract cycle and are recognized as revenue on a percentage of completion basis. The Company expects to close new contract proposals at a 10% - 15% rate per quarter based upon historical performance however there is no guarantee that we will close new contracts at the rate that has occurred in the past. Cost of revenue should decline from the historical high of 84% in the first quarter of 2005 as we reduce our dependence on low margin bid and spec work for retail and restaurant chain store and focus on proprietary HVAC design and engineering marketed directly to the national accounts. We anticipate reduced losses with increased revenue and lower cost of revenue but will not attain profitability in the third quarter of 2005 as it is unlikely that gross margins will improve significantly in the short term until hospitality business increases. Projections regarding revenue and income should not be considered a certainty and in fact projections may not be met at all. The market for commercial HVAC systems for retail national chain stores and restaurant accounts continues to expand with the recent addition of two new chains.

PowerCold Products production facility has continued to improve its operations with an emphasis on cost reduction programs and new sales initiatives focused on volume markets for Fluid Coolers and Evaporative Condensers. Major new engineering and marketing programs related to the new plastic products have been implemented with direct emphasis on OEM companies. Newly designed wet/dry fluid coolers that use DuPont's Caltrel® plastic tubing have been shipped to a national restaurant chain and to several other sites including OEMs. Some of the value and benefits of the new plastic tubing to OEM companies are: improved coil scale shedding over copper tubing, superior corrosion resistance of the coil compared to copper construction, lower water usage, and lower maintenance cost. Since plastic products first shipped in the fourth quarter of 2004 our bid submittals for Nauticon products with plastic coils has increased steadily.

The Company's Consolidated Balance Sheet as of the second quarter ended June 30, 2005 compared to year ending December 31, 2004:

For the second quarter ended June 30, 2005, total current assets increased 44.2% to $10,068,203 from $6,980,242 and total assets increased 39.4% to $11,953,058 from $8,575,550 for the year ending December 31, 2004. Total Current Liabilities increased 65.3% to $9,555,459 for the second quarter ended June 30, 2005 compared to $5,781,223 for the year ending December 31, 2004. The current ratio is 1.05 to 1. Total liabilities at June 30, 2005 increased to $12,639,599 with a resultant negative total stockholders' equity of ($686,541), a decrease of $716,732 as compared to $30,191 for the year ending December 31, 2004 due to an 87.4% increase in accounts payable to $6,704,854, a 64.8% increase in accrued expenses to $312,141 and a 355% increase in accounts payable to a related party to $783,597.

The increase in assets was mainly due to and increase of $3,594,009 in Accounts Receivable on $5,805,021 in revenue. Accounts Receivable currently exceeds Accounts Payable, Accrued expenses and Billings in excess of costs and estimated earnings on contracts in progress by $1,607,251 and has increased by $2,018,554 from the previous quarterly reporting period of $6,986,565 at the quarter ended March 31, 2005. Inventory increased by $50,578 to $171,504 from investment in material for plastic heat exchange products and prepaid expenses increased by $178,637 to $320,427 primarily related to our insurance policies while cash decreased by $735,263 to $571,153 as compared to the year ended December 31, 2004. Patent rights and related technology increased by $110,577 and Contracts in place increased by $216,425 as the result of the acquisition the assets of Sterling Mechanical, Inc. Accounts Payable increased by $3,127,777 from the year end 2004 in part as a result of several new contracts and orders from chain stores, increased spending on R&D and increased sales and marketing expense. The increase in receivables continues to put significant pressure upon the cash flow. A substantial reduction in Accounts Receivables and increased cash flow from completed installations is necessary for the continued operation of the company. The increase in liabilities since December 31, 2004 was mainly due to the increase in payables and accrued expenses related to hospitality contracts and a loan from a related party.

During the three months ended June 30, 2005, the Company issued 200,000 common stock shares for financial consulting services at $1.35 per share and 200,000 common stock shares in an asset purchase at a market closing price of $1.53 per share on the date of the transaction.

During the three months ended June 30, 2005, the Company granted 325,000 stock options. We issued 150,000 three year options to purchase common stock at $1.50 per shares exercisable for 50,000 options each at May 1, 2005, May 1, 2006 and May 1, 2007 expiring on May 1, 2008, May, 2009 and May 1, 2010 respectively. The fair value of the options was calculated at $78,975 using the Black Scholes Calculation at date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years. At May 1, 2005, 50,000 common stock options were vested with a fair market value of $22,870 and the Company recorded a commitment of $56,105 for the future vesting of the remaining options. The securities in the foregoing offering were originally provided as a part of the compensation for assets acquired by the Company. On May 1, 2005 we issued 50,000 options for investor relations services at $2.00 per share for a term of two years which will expire on May 1, 2007. The fair value of the options was calculated at $8,319 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of two years. On May 10, 2005 we issued 100,000 options for investor relations services at $2.00 per share for a term of three years which will expire on May 10, 2008. The fair value of the options was calculated at $26,183 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years. On June 30, 2005 we issued 25,000 options for consulting services at $1.75 per share for a term of three years which will expire on June 30, 2008. The fair value of the options was calculated at $4,361 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years. We recorded an expense of $117,838 for the period ended June 30, 2005 in accordance with SFAS 123R which was adopted by the Company on January 1, 2005.

In the three months ended June 30, 2005, 695,879 options were exercised for common stock; 150,000 options at $1.00 per share and 545,879 options were exercised at $0.50 per share for a total of $422,939.50. In the three months ended June 30, 2005, 70,000 common stock options expired unexercised.

During the three months ended June 30, 2005, the Company issued 60,000 common stock warrants exercisable at $1.70 per share, for five years from date of issuance, May 27, 2005, as consideration for principal payment rescheduling to Laurus and in lieu of liquidated damages for the delay in effective of a registration statement filed with the SEC. The warrants expire on May 27, 2010. The fair market value of the warrants was estimated on the date of grant using the Black Scholes Calculation at $29,904. The following assumptions were made in estimating fair value: risk-free interest of 4.25%, volatility of 35%, expected life of and five years and no expected dividends.

Liquidity and Capital Resources: At June 30, 2005, the Company's working capital decreased by $687,658 to $511,361 from $1,199,019 at December 31, 2004 primarily as the result of the increase in accounts payable, accounts payable to related party and accrued expenses which in total increased by $3,861,892 exceeding the combined increase accounts receivable, inventory and prepaid expenses which in total increased by $3,823,224 but was offset by a reduction of $735,263 in cash. Total cash decreased from $1,306,416 at year-end to $571,153 as of June 30, 2005. We received $1,210,000 from Francis. L. Simola through the exercise of 150,000 options issued on September 10, 2001 at $1.00 per share for $150,000; the exercise of 545,879 options issued on October 1, 2001 at $0.50 per share for $272,940. Frank Simola also made a loan to us payable upon demand, in the amount of $787,060 with an annual interest rate of prime, as published in the Wall Street Journal, plus 1%, not to exceed 8%. On September 1, 2005 we received $750,000 from Francis L. Simola as a loan payable upon demand with an annual interest rate of prime, as published in the Wall Street Journal, plus 1%, not to exceed 8%.

Inventory increased 41.8% to $171,504 from the year ended December 31, 2004 due to increased demand for Nauticon Fluid Coolers, Evaporative Condensers and the new Plastic coil product ramp up. Purchasing agreements with suppliers, coupled with the use of common parts throughout the product lines should minimize further growth in inventory levels and at the same time reduce the cost of product sold, improving the gross profit margin.

Status of Operations: We intend to continue to utilize and develop our intangible assets. At June 30, 2005, intangible assets comprised 10% of our total assets. The recovery of these intangible assets is dependent upon achieving profitable operations. It's our opinion that the cash flow generated from current intangible assets is not impaired, and that recovery of its intangible assets, upon which profitable operations will be based, will occur. We believe that our working capital is insufficient to support its growth plans for 2005. We recently became the beneficiary of up to a $25 Million financing program from a major commercial mortgage corporation, which provides our customers a leasing credit facility. The $25 Million financing program is provided directly to our customers to finance as a lease the PowerCold HVAC system on a rolled up, turnkey basis which includes the equipment, design, engineering, installation and scheduled periodic maintenance expense at 100% of the cost. This lease financing offers advantages over typical equipment only leases by

eliminating the need for the customer to pay engineer, design, installation costs as they are incurred.   We also recently received $5 million in convertible debt financing on July 30, 2004.

The Company recently applied to the U.S. Patent Office for a new modular design heat exchanger patent that features superior modular and flexible designed plastic components. Utilizing polymeric materials provides additional value and innovation to PowerCold's portfolio of products. Plastic components create a new platform for PowerCold to deliver energy efficient and cost-effective HVAC solutions for its customers.

A new patent application (third Nauticon® patent) which was filed in 2002 was recently submitted for an international filing as an enhanced evaporative condenser. A new patent application for the Compact Heat Exchanger with High Volumetric Air Flow was filed on February 24, 2005 claiming priority from and benefit of U.S. provisional patent application 60/400,609 filed August 2, 2002, which is incorporated by reference herein as if fully set forth in its entirety. We believe that the additional development cost related to the new patent application will protect the company's intellectual property and improve opportunities for increased revenues and profits for our Nauticon product line. Patents and acquired technology are amortized on a straight line basis over a 15 year life commencing with the beginning of product sales.

Results of Operations.

Fiscal Year ended December 31, 2004, 2003 and 2002.

The following table sets forth our results of operation as a percentage of net sales for the periods indicated below:

	Year Ended December 31,		
	2004	(Restated) 2003	(Restated) 2002
Revenue	100%	100%	100%
Cost of Revenue	79.3%	64.5%	82.9%
Gross Margin	20.7%	35.5%	17.1%
Operating Expense	61.8%	91.6%	(236.2%)
Operating Income (Loss)	(41.0%)	(56.1%)	(219.1%)
Net Income (Loss)	(47.7%)	(65.3%)	(285.0%)

Consolidated Statements of Operations: Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003 and December 31, 2002:

	%Increase (Decrease) 2004/2003	2004	2003	2002
Revenue	123.3%	$9,090,743	$4,070,476	$1,505,890
Gross Profit	30.6%	$1,884,467	$1,443,349	$265,769
Operating Loss	63.4%	($3,729,837)	($2,283,302)	($3,299,752)
Net Loss	63.3%	($4,337,032)	($2,656,548)	($4,291,443)
Net Loss Per Share	53.8%	($0.20)	($0.13)	($0.25)
Weighted Average				
Number of Shares	9.9%	22,156,331	20,163,045	17,117,692

Total Revenue for the year ended December 31, 2004 increased 123% to $9,090,743 from $4,070,476 for the prior year ended December 31, 2003 through the growth in plan and spec work for chain restaurant and retail store, hospitality industry contracts, Nauticon heat exchange products including new products based upon plastic coil technology and systems controls. Product pricing has remained stable for the last few years although there was a spike in copper prices in early 2004 which impacted margins as price increases for Nauticon copper heat exchangers were minimal and Nauticon sales accounted for less than 10% of 2004 revenue. Inflation rates of 2.68%, 2.27% and 1.59% respectively for 2004, 2003 and 2002 (based upon the CPI Consumer Price Index) has had little or no impact on pricing for our products and services and did not contribute to revenue increase. Commodity price increases for copper and polyethylene did reduce product margins for Nauticon products in the fourth quarter of 2003 and the first and second quarter of 2004. Nauticon Equipment sales not integrated with HVAC systems decreased to 5.6% of 2004 total revenue from 12.7% of total revenue in 2003. Operating Loss for the year ended December 31, 2004 increased $1,446,535, to ($3,729,837), a 63.4% increase from a prior year operating loss of ($2,283,302). The Total Cost of Revenues increased by $4,579,150 to 79.3% of revenue as compared to 64.5% of revenue for the comparable period in 2003. The cost of direct labor and equipment and direct labor and materials on contracts and equipment revenue increased from 61.9% of revenue in for the year 2003 to 73.9% of revenue for the year 2004 due to competitive pricing pressure on contracts for plan and spec work for chain restaurants

and retail stores which grew at a much faster pace in 2004 that hospitality related business. There was no warranty cost recorded for 2003 however new product introduction in 2004 resulted in $265,899 in warranty expense related to manufactured products. The cost of manufacturing supplies increase by almost $110,000 as we geared up to produce heat exchange products manufactured with non-metallic tubing. Direct labor and material for equipment was reduced significantly as a percentage of equipment revenue to 30% as compared to 83% for equipment revenue for 2003. The reduction in direct labor and material cost of revenue was off set by the significant warranty expense associated with these sales. On a combined cost of revenue basis including warranty expense the cost of revenue was 80%, only a slight improvement from the 83% recorded in 2003.

Net Loss for the year ended December 31, 2004 increased to ($4,337,032), a 64.8% increase from the prior year ended December 31, 2003 loss of ($2,656,548). Operating Losses from continuing operations included charges of $557,495 for R&D expense for the year, an increase of $379,815 from the prior year period for new product development work on plastic heat exchange products and design enhancement of copper based products and desiccant systems. Sales and marketing expenses increased $328,722, 65.8%, which included increases in travel and shows & meetings expenses in the development of new business in the hospitality industry as well as direct marketing to national retail and restaurant chains. Although these expenses increased, as a percent of revenue, this expense category decreased from 12.2% to 9.1%. Salaries & Benefits increased by $439,286, 38.6% although as a percent of revenue decreased from 30% of revenue in 2003 to 17.3% in 2004. Bad debt expense increased by 761% to $1,664,928 due to bad debt charge which includes claims totaling $331,137 against payment bonds issued on the behalf of general contractors; $675,812 sought in litigation to recover past due receivables; a claim of $128,590 if unpaid will be arbitrated and others lawsuits are contemplated if collection efforts prove unsatisfactory. Included is $529,389 as an allowance for doubtful accounts based upon the age of the receivables some of which is retained funds on completed jobs. Depreciation and amortization increased by 15% to $113,042 as the result of the investment by the company in computer hardware, new financial software and R&D test equipment during 2004. Operating losses were higher than expected due to the disproportionate increase in the number of lower margin bid spec contracts for retail and restaurant chain accounts. Margins in future periods should improve, as the Company reduces dependence on bid spec contracts and increases the number of hospitality contracts using our proprietary technology, however no guarantees can be made regarding the increase in HVAC hospitality business or the improvement of margins.

Net Loss Per Share for the year ended December 31, 2004 increased to ($0.20) from ($0.13) for the prior year ended December 31, 2003. Net loss per share was based on weighted average number of shares of 22,156,331 for the year ended December 31, 2004 and 20,163,045 for the year ended December 31, 2003. Interest and financing expense increased 79.1% to $635,969 for the year ended December 31, 2004 due to interest expense on the $5 million convertible debt placed with Laurus on July 29, 2004 and fees for the lack of effectiveness of a stock registration filed with the SEC.

We initiated a new sales and marketing program in early 2003 and continued those efforts through 2004. Annual revenue increased 123.3% exceeded $9 million for the first time and gross profits were positive, increasing 30.6%. Revenue growth was primarily through the growth in plan and spec work for chain restaurant and retail store, hospitality projects and Nauticon heat exchange products including new products based upon plastic coil technology. Product pricing has remained stable for the last few years although there was a spike in copper prices almost 12 months ago which impacted margins no significant price increases for Nauticon copper heat exchangers were implemented for these products which accounted for less than 10% of 2004 revenue. Product pricing has remained stable for the last few years even as certain commodity prices increased which negatively impacted margins as price increases for Nauticon copper heat exchangers were minimal. Nauticon sales accounted for less than 10% of 2004 revenue. Inflation rates of 2.68%, 2.27% and 1.59% respectively for 2004, 2003 and 2002 (based upon the CPI Consumer Price Index) has had little or no impact on pricing for our products and services and did not contribute to revenue increases. Commodity price increases for copper and polyethylene did reduce product margins for Nauticon products in the fourth quarter of 2003 and the first and second quarter of 2004. Operating losses were due to fixed operating expenses (overhead) and insufficient sales necessary to support the new marketing efforts and ramped up production operations. During 2004, we received orders in excess of $11.5 million, and stated revenue in excess of $9 million for the year ended December 30, 2004. In 2003 and 2004, our revenues were primarily attributable to multi-month contracts, while revenues in prior years were primarily attributable to sales of Company-manufactured equipment. During its 2003 audit, the Company discovered errors in its procedures for accounting for multi-month contract revenues. Working with its auditors, the Company prepared percentage-of-completion schedules for all contracts in progress and resultantly realized that certain year-to-date contract revenue reported earlier in the year was overstated and incorrectly recorded in advance of being earned. In retrospect, the Company's management believes that the attribution of restated revenue to "two circumstances" (suspension/cancellation of certain contracts and adoption of the percentage-of-completion method) is incorrect and should be replaced by the aforementioned information in the preceding paragraph. While we are using the percentage-of-completion method for accounting for longer term contracts, it should be noted that we never adopted the completed contract method but rather chose to correct internal accounting procedures.

Our backlog reflects signed contracts for which we have not yet incurred expenditures. At December 31, 2004, the backlog was approximately $2.5 million. Subsequently, through March 1, 2005 we have entered into additional contracts with estimated revenues of $3.3 million. Over $37 million in design build bid proposals have been submitted to date for national account customers and hospitality franchisees. Over the past twelve months we have received new building engineering bid specifications at an average of $3 million per month and expect this to increase to $4 million per month in new design build contracts based on new building activity projections from national accounts.

The total contract value for a commercial HVAC design build project includes engineering design, equipment and the turnkey trade installation for all components and labor, and includes the Company's patented 4-pipe system for a large project such as a hotel or extended care facility. The opportunity to market commercial HVAC systems for retail national chain stores and restaurant accounts continues to expand with the recent addition of four new chains to our list of national accounts. We expect sales and revenue to continue to grow during 2005. We have over $37 million in proposals in process with various national account customers. The majority of PowerCold ComfortAir Solutions' engineering design proposals are for commercial building projects from national chain accounts. We expect to close new sales contract proposals at a 10% - 15% rate per quarter and generate revenue from those contracts through the following six to fifteen month installation cycle based upon the historical closure rate for the company over the last two years and the increase in sales and marketing staff to capitalize upon outstanding proposals. We anticipate reduced losses as percentage of sales with increased revenue but will not attain profitability in the near term. Operating loss as a percentage of revenue was 40% in 2004 and 56% in 2003. Net losses as a percentage of revenue were 48% in 2004 and 64% in 2003. Changes in revenue, cost of revenues, and operating expenses are a result of the design build program established almost one year ago. Future revenue, margins, gross profits or reduced losses based upon historical trends or projections have no certainty and in fact these projections may not be met.

Because of our decision to further enhance the Nauticon evaporative condenser product line to greater capacity and efficiency during 2002 and 2003, sales for Nauticon units have steadily increased during 2004. As of March 1, 2005 booked orders for current delivery were $155,000. We continue to manufacture Nauticon units at the LaVernia plant, and are evaluating a manufacturing company which has produced two Nauticon units that are being tested. Gross profit margins for manufactured Nauticon products have improved due to increase in sales volume, and should improve with more efficient production and engineering design modifications for material cost reduction. We believe that the Company is in position to generate new business in 2005 due to the $1.7 Millions in Nauticon proposals submitted to potential customers however future sales or profitability are not projected based upon proposals submitted to customers for Nauticon units.

Operating expenses for 2004 increased 50.7% over the previous year while revenue increased by more than 123% for the same period. These expense increases were primarily attributed to a charge of $1,664,928 to bad debt reserve, an increase of $439,000 in salaries for the hiring additional sales personnel and sales support staff for PowerCold ComfortAir Solutions operations, an increase of $380,000 in R&D expense primarily due to work on the plastic heat exchange product, an increase of $329,000 in sales, marketing and advertising expense and an increase of $142,000 in legal and account expense primarily due to lawsuits and stock registration. Operating expenses in 2004 as a percentage of revenue decreased from 91.6% to 61.8% as compared to 2003. Substantial decrease in expense as a percent or revenue was recorded for general and administrative expense as one time expenses for manufacturing and accounting software and new computer hardware were recorded in 2003, and travel as sales and marketing efforts were regionalized in 2004. Lower expenses as a percent of revenue were recorded for sales and marketing, occupancy and depreciation. As a percent of revenue bad debt expense increased substantially from 4.8% of revenue in 2003 to 18.3% of revenue in 2004 for the impairment of receivables related to unpaid claims against bonds, litigation for collection of receivables relating to contracts and some significantly past due receivables. It is unknown at this time if there will be a recovery of any significance through mediation, arbitration and litigation. General and administrative expense decreased by almost $729,000 as resources were focused on sales and marketing activities and travel expenses were reduced by $142,000 by deploying personnel on a regional rather than a national basis. The Company's total net loss increased 60.3% from the prior year, and the net loss per common share was ($0.20) per share. Operating losses increased due to lower gross profit margins due to competitive pressures in the pursuit of new business and increased operating expenses related to the replacement of hot water heating equipment at three hotels that did not satisfy design specifications. The net loss increased due to higher operating loss and interest and financing expenses totaling more than $635,000 for the twelve month period ended December 2004. It is expected that future operating losses as a percent of revenue will decline as revenue increases, margins improve and operating expenses remain stable however there is no guarantee that operating expenses will not increase or that margins will improve.

Consolidated Balance Sheet: Fiscal year ended December 31, 2004, December 31, 2003 and December 31, 2002:

	% Increase (Decrease)	2004	2003	2002
Total Current Assets	123.7%	$6,980,243	$3,119,982	$ 569,100
Total Assets	86.7%	$8,575,550	$4,592,716	$1,684,550
Total Current Liabilities	95.3%	$5,781,223	$2,960,897	$ 624,411
Total Long Term Liabilities	N/A	$2,764,136	$ 0	$ 600
Total Stockholder's Equity	(98.1)%	$ 30,191	$1,562,402	$ 781,636

ASSETS

Assets increased $3,982,834 due to the increase of $3,022,615 in accounts receivables from new contracts and cash of $931,739 from the proceeds of convertible debt and private equity placements. Consequently, payables due on those contracts increased current liabilities by $2,820,326. And net stockholders equity decreased by $1,532,211 to $30,191. The current ratio is 1.21:1. The increase in assets was mainly due to cash from the convertible debt funding and the rise of Accounts Receivable primarily from large design projects. Accounts Receivable currently exceeds Accounts Payable and Billings in Excess of Costs and Estimated Earning on Contracts in Progress by $2,579,958. The Company's receivables are disproportionately high in relation to sales and reflect, among other things, contract terms, the timing of when the Company bills (i.e., sends progress billings for contracts in progress and final billings for completed contracts), the timing of when the Company receives payment for such bills, the timing of when the Company incurs contract-related expenses, and the timing of when the Company starts, sequentially executes, and ultimately completes its contracts. Often, the Company will bill in advance for work to be performed; accordingly, this "over-billing" is reflected on the Company's balance sheet in the captioned liability "Billings in Excess of Costs and Estimated Earnings on Contracts in Progress." The Company's contract terms vary significantly by contract but routinely include a contract down payment and progress billings upon certain stipulated costs being incurred or certain phases/activities being completed. Some contracts may contain a retainage provision to provide time to ensure that the work is satisfactory and that underlying contract parties are paid. Typically the retained percentage is withheld from each progress payment and can result in aging well beyond terms especially with contract that exceed six months or more. At times delays regarding releases from contractors and subcontractor have resulted in later than anticipated payments not directly related to the obligations of or materials provided by the company. Many projects have extended payment terms increasing accounts receivables. In addition change orders and disputes between subcontractors and general contractors on several jobs have resulted in delays for certain payments requiring us to files claims against a general contractor's bond provider and other collection efforts as appropriate where contracts are complete and balances remain outstanding. Most contracts with general contractors contain a pay when paid clause which may delay payment for work completed if the owner does not pay the general contractor promptly upon presentation of a release for the delivery of goods or services. Two disputes, one with the general contractor that was fired from the job and the other when the general contractor quit resulted in $287,558 being uncollectible are a direct result of failure to collect based upon a pay when paid clause in a contract. At year end uncollected retentions from contracts in progress totaled $416,725 and collection is dependant upon various factors including the release of retentions held back from the general contractor by the owner, lien releases from subcontractors, liability insurance confirmation, punch list completion, warranty coverage, etc., and may delay the collection for one to three months or more after the date of contract completion. Change orders beyond the scope of the original contracts are slow to collect from the general contractor. Uncollected receivables for completed contracts, including retentions on these contracts, totaled $1,773,245 at year end. A significant allowance for bad debt, $1,664,928, was taken at year end. The bad debt reserve includes claims totaling $331,137 against payment bonds issued on the behalf of general contractors; $675,812 sought in litigation to recover past due receivables; a claim of $128,590 if unpaid will be arbitrated, and others lawsuits are contemplated if collection efforts prove unsatisfactory. Included is $529,389 as an allowance for doubtful accounts based upon the age of the receivables some of which is retained funds on completed jobs. Billings in Excess of Costs and Estimated Earnings on Contracts in Progress in the amount of $380,873 is reflected in accounts receivable. A portion of accounts receivables and billings in excess of costs and estimated earnings on contracts in progress are offsetting asset and liability items on the balance sheet. All of these factors combined with revenue growth are reflected in the high ratio of receivable to sales. Inventory increased by $109,770 from the year ended December 31, 2003 to $120,926 in order to support the increase in activity with Nauticon Evaporative Condenser and Fluid Coolers and reduce the time between order acceptance and product shipment.

LIABILITIES

Accounts Payable, Accrued Expenses, Commissions Payable and Billings in Excess of Costs and Estimated Earnings on Contracts in Progress increased by $2,191,268 from the year ended December 31, 2003. Whenever possible, extended payment terms are negotiated with vendors. The increase in liabilities since December 31, 2003 was due to increases in Accounts Payable by $2,680,630 to $3,577,077 and Commissions Payable by $244,768 to $252,948. Billings in Excess of Costs and Estimated Earnings on Contracts in Progress decreased by $566,934 to $380,873 as contracts were completed and Accrued Expenses declined from $365,583 to $189,387. During 2004 we incurred $5 Million in Convertible Debt from Laurus Master Fund, Ltd. At the year ended December 31, 2004 the current portion of notes payable and convertible

debt increased by $629,058 from the year ended December 31, 2003 to $1,380,938. Long Term Debt at year end 2004 was $2,764,136. There was no long term debt on December 31, 2003. Commitments and contingencies of $69,417 are from old outstanding accounts payable from the previous RealCold Products and Nauticon operations. We believe that these contingency debts will be written off over time.

STOCKHOLDERS EQUITY
Stockholders equity decreased by $1,532,211 to $30,191.

Liquidity and Capital Resources: At December 31, 2004, the Company's working capital was $1,199,020. Included in current liabilities was an advance of $172,236 from related parties. The Company raised $1,831,327 in equity capital in 2004, and subsequently, the Company has received Senior Convertible Debt Note for $5,000,000 on July 29, 2004. Total assets increased 86.7% and stockholders equity decreased 98.1% for the year as the result of the $5 million convertible debt and financing expense. Management believes that its working capital may not be totally sufficient to support its projected growth plans for the next few years if it does not raise additional financing.

During the year ended December 31, 2004, the Company issued 1,909,067 shares of common stock. The Company issued 248,000 shares of common stock for consulting fees of $108,000 and the services of $123,250. In addition 390,625 shares of common stock with 192,032 warrants attached were issued in a private placement for cash of $320,000. Of the attached warrants 31,407 are exercisable at $2.50 per share until June 30, 2007 and 160,624 are exercisable at $2.00 per share until July 19, 2009. The calculated Black-Scholes fair market valuation is $108,732. Additionally, 878,480 warrants were exercised for cash of $779,075 and 210,000 options were exercised for cash of $210,000. The Company issued 156,962 common stock shares for a loan conversion of $253,501 and 25,000 shares of common stock toward a partial interest in a patent acquisition at $1.50 per share for a value of $37,500.

During the year ended December 31, 2004, the Company issued 3,075,799 common stock options with an average exercise price of $1.61 per share and a fair market value of $1,897,463. These options expire from January 2007 through January 2010. Options issued as compensation totaled 2,635,799 with an average exercise price of $1.51 per share and a fair market value of $1,768,982. Common stock options issued for services totaled 440,000 with an average exercise price of $2.17 per share and a fair market value of $128,481.

Status of Operations: We intend to continue to utilize and develop the intangible assets of the Company. At December 31, 2004, accounts receivable and intangible assets comprised a material portion (77.7%) of the Company's assets. The recovery of the receivables and the intangible assets is dependent upon management effectively executing positive business operations and achieving profitable operations. It is our opinion that the Company's cash flow generated from current intangible assets is not impaired, and that recovery of its intangible assets, upon which profitable operations will be based, will continue to occur.

We are projecting that total revenues should continue to increase in 2005 and 2006 based upon the increasing size of the portfolio of job bids and our historical closing rate of 10% to 15% of bid jobs on a quarterly basis although there is no guarantee that the company will close on any of its bid jobs. There is also no guarantee that gross margins will remain the same or increase. The Company commenced sales and marketing operations in 2003 after years of extensive product development. Management expects revenue growth from its wholly owned subsidiary PowerCold ComfortAir Solutions, Inc., which provides turnkey design build HVAC applications for new and retrofit construction. The 2003 reorganization of the Company's three wholly owned subsidiary companies and their respective products has resulted in revenue growth from $1,505,890 in 2002 to $9,090,743 in 2004 with sustained yearly operating losses since 2002 of $3,299,752, $2,283,302 and $3,729,837 respectively. Projections for increased revenue, sustained or improved gross margins or reduced losses may not in fact be met.

Fiscal year ended December 31, 2003, 2002 and 2001

The following table sets forth the company's results of operation as a percentage of net sales for the periods indicated below:

| | Year Ended December 31, | | |
| | | (Restated) | (Restated) |
	2003	2002	2001
Revenue	100%	100%	100%
Cost of Revenue	64.5%	82.9%	101.8%
Gross Margin	35.5%	17.1%	(1.8%)
Operating Expense	91.6%	(236.2%)	(267.2%)
Operating Income (Loss)	(56.1%)	(219.1%)	(269.1%)
Net Income (Loss)	(65.3%)	(285.0%)	(285.9%)

Consolidated Statements of Operations: Fiscal year ended December 31, 2003 compared to fiscal year ended December 31, 2002 and December 31, 2001:

	%Increase (Decrease) 2003/2002	2003	2002	2001
Revenue	170.3%	$ 4,070,476	$ 1,505,890	$ 814,338
Gross Profit	443.1%	$ 1,443,349	$ 265,769	($14,934)
Operating Loss	(59.2%)	($2,283,302)	($3,299,752)	($2,191,184)
Net Loss	(38.1%)	($2,656,548)	($4,291,443)	($2,328,402)
Net Loss Per Share	(48.0%)	($0.13)	($0.25)	($0.16)
Weighted Average Number of Shares	9.9%	20,163,045	17,117,692	15,005,371

Total revenue for 2003 increased 170.3% to $4,070,476 from $1,505,890 for 2002; gross profit for 2003 increased 462.1% to $1,443,349 from $256,769 for 2002; operating losses for 2003 decreased 30.8% to ($2,283,302) from ($3,299,752) for 2002; the net loss for 2003 decreased 38.1% to ($2,656,548) and ($0.13) per share from ($4,291,443) and ($0.25) per share for 2002. Net loss per share was based on weighted average number of shares of 20,163,045 for 2003, 17,117,692 for 2002.

During 2003, the Company received orders for in excess of $7 million, and stated revenue in excess of $5 million for the nine months ended September 30, 2003. Subsequently, total revenue for the year ending December 31, 2003 was restated to approximately $4.1 million. The following information is relevant.

In 2003, the Company's revenues were primarily attributable to multi-month contracts, while revenues in prior years were primarily attributable to sales of Company-manufactured equipment. In 2003 the sales of company manufactured equipment was 18% of total revenue. In 2002 all the revenue was derived from company manufactured and company packaged equipment. Product pricing has remained stable for the last few years although there was a spike in copper prices during the fourth quarter of 2003 which negatively impacted margins. No significant price increases for Nauticon copper heat exchangers were implemented for these products which accounted for less than 20% of 2003 revenue. Product pricing has remained stable for the last few years even as certain commodity prices increased at year end. Inflation rates of 2.27%, 1.59% and 2.83% respectively for 2003, 2002 and 2001 (based upon the CPI Consumer Price Index) has had little or no impact on pricing for our products and services and did not contribute to revenue increases. Commodity price increases for copper and polyethylene did reduce product margins for Nauticon products in the fourth quarter of 2003. During its 2003 audit, the Company discovered errors in its procedures for accounting for multi-month contract revenues. Working with its auditors, the Company prepared percentage-of-completion schedules for all contracts in progress and resultantly realized that certain year-to-date contract revenue reported earlier in the year was overstated and incorrectly recorded in advance of being earned.

In retrospect, the Company's management believes that the attribution of restated revenue to "two circumstances" (suspension/cancellation of certain contracts and adoption of the percentage-of-completion method) is incorrect and should be replaced by the aforementioned information in the preceding paragraph. While the Company is using the percentage-of-completion method for accounting for its long-term contracts, it should be noted that the Company never adopted the completed contract method but rather chose to correct its internal accounting procedures.

The Company's backlog reflects signed contracts for which the Company has not yet incurred expenditures. At December 31, 2003, the Company's backlog was approximately $667,000. Subsequently, through March 15, 2004 the Company has entered into additional contracts with estimated revenues of $1,600,000. From the beginning of the year through the second quarter 2004 has signed $7.6 million in design build contracts. Over $35 million in design build bid proposals have been submitted through June 30, 2004 for national account customers.

The total contract value for a commercial HVAC design build project includes engineering design, equipment and the turnkey trade installation for all components and labor, and includes our patented 4-pipe system for a large project such as a hotel or extended care facility. We also secured a contract for both the equipment and the trade installation for a national retail chain account, and secured a contract for the patented 4-pipe system and equipment for a large commercial account.

After reviewing the effects of bonding issues with general contractors for its large commercial design build projects, management is evaluating the potential benefits of establishing a self insuring independent sub-contracting bonding program for the additional revenue opportunity for the total turnkey trade installation. The general contractor bonding issues do not affect our sales and revenue projections for its patented HVAC 4-pipe system including the equipment for all large commercial building design build projects,

Because of management's decision to further enhance the Nauticon evaporative condenser product line to greater capacity and efficiency during 2002, sales for Nauticon units have steadily increased during 2003. Orders are expected to be over $250,000 for the first quarter 2004 based upon customer input. We are continuing to manufacture Nauticon units at the LaVernia plant, and anticipate additional manufacturing will be done at other sub-contracted plants. Gross profit margins have greatly improved due to increase in sales volume, and should improve with more efficient production of manufacturing and engineering design build projects. Management believes that we are in position to generate substantial new business in 2004, producing greater revenues as we have been given estimates for new build projects from two hotel chains and a restaurant chain. Our projections are based upon customer input, historical performance and management analysis for revenue, margins and income. Investors should not consider these projections with any degree of certainty and these projections, in fact, may not be met.

Operating expenses for 2003 increased less than 5% over the previous year while revenue increased over 170% for the same period. These expense increases were primarily attributed to hiring additional office staff and sales personnel for PowerCold ComfortAir Solutions operations. Sales, marketing and advertising expense increased 78.1% to $499,370; General and Administrative expense increased 43.9% to $877,831; Travel expense increased 43.3% to $243,422 in support of the increased revenue as compared to the year ended December 31, 2002. Other significant changes in expenses were an increase in Bad Debt of 243.9% to $193,365; a decrease in legal and accounting expense of 65.9% to $81,039; a decrease in consulting expense of 50.2% to $275,839 and a 77.2% smaller loss on impairment of inventory at $33,506. Bad debt expense increase was due primarily to retentions on contract that became uncollectible because of delayed startup and disputed change orders some of which were beyond our control. Decreases in legal and consulting expenses were directly related to better use of internal resources and several one time charges totaling mare than $150,000 from 2002 related to the disposal of two companies and settlement of disputes involving Channel Freeze Technologies, Inc. and Nauticon, Inc. and the cost of due diligence of the never completed acquisition of Alturdyne. Consulting cost decreased in 2003 as many of the industry consultants hired in 2002 to help the company develop the marketing of the Ultimate Comfort Systems integrated piping system for hotel properties either expired and were not renewed or were hired as employees of Ultimate Comfort Systems in 2003. Inventory impairment in both 2003 and 2002 was related to custom manufactured refrigeration equipment which became obsolete with the development of new designs. Our total net loss decreased 38.1% from the prior year, and the net loss per common share was ($0.13) per share. Operating expenses in 2003 as a percentage of revenue decreased from 236.2% to 91.6% as compared to 2002. Substantial decrease in expense as a percent or revenue was recorded for almost all expense categories due to the substantial increase in revenue. One time expenses for consulting services, legal fees related to Channel Freeze Technologies and Nauticon, Inc and inventory impairment in 2002 resulted in a comparative decrease in expenses that do not represent typical ongoing operating expenses. Our transition from an R&D to sales and marketing does not allow for meaningful comparison of revenue or expense to prior periods.

Consolidated Balance Sheet: Fiscal year ended December 31, 2003, December 31, 2002 and December 31, 2001:

	% Increase (Decrease)	2003	2002	2001
Total Current Assets	448.2%	$3,119,982	$ 569,100	$ 724,745
Total Assets	172.6%	$4,592,716	$1,684,550	$2,824,192
Total Current Liabilities	374.2%	$2,960,897	$ 624,411	$ 311,285
Long Term Liabilities	N/A	$ 0	$ 600	$ 5,413
Total Stockholder's Equity	99.9%	$1,562,402	$ 781,636	$2,339,194

ASSETS

Assets increased $2,908,166 due to the increase of $2,092,316 in accounts receivables from new contracts, cash of $286,065 from the proceeds of private equity placements and $245,535 from the increase in Costs and Estimated Earnings in Excess on Contracts in Progress. Consequently, payables due on those contracts increased current liabilities by $2,336,486 and net stockholders equity increased by $781,039 to $1,562,402. The current ratio is 1.05:1. The increase in assets was mainly due to increase of Accounts Receivable primarily from large design projects. Accounts Receivable and Costs and Estimated Earnings in Excess on Contracts in Progress currently excedes Accounts Payable and Billings in Excess of Costs and Estimated Earning on Contracts in Progress by $433,193. Our receivables are disproportionately high in relation to sales and reflect, among other things, contract terms, the timing of when the Company bills (i.e., sends progress billings for contracts in progress and final billings for completed contracts), the timing of when the we receive payment for such bills, the timing of when we incur contract-related expenses, and the timing of when the we start, sequentially execute, and ultimately complete our contracts. Often, we will bill in advance for work to be performed; accordingly, this "over-billing" is reflected on the Company's balance sheet in the captioned liability "Billings in Excess of Costs and Estimated Earnings on Contracts in Progress." Our contract terms vary significantly by contract but routinely include a contract down payment and progress billings upon certain stipulated costs being incurred or certain phases/activities being completed. Some contracts may contain a retainage provision to provide time to ensure that the work is satisfactory and that underlying contract parties are paid. Typically the retained percentage is withheld from each

progress payment and can result in aging well beyond terms especially with contract that exceed six months or more. At times delays regarding releases from contractors and subcontractor have resulted in later than anticipated payments not directly related to the obligations of or materials provided by the company. Many projects have extended payment terms increasing accounts receivables. In addition change orders and disputes between subcontractors and general contractors on several jobs have resulted in delays for certain payments requiring us to files claims against a general contractor's bond provider and other collection efforts as appropriate where contracts are complete and balances remain outstanding. Most contracts with general contractors contain a pay when paid clause which may delay payment for work completed if the owner does not pay the general contractor promptly upon presentation of a release for the delivery of goods or services. At year end uncollected retentions from contracts in progress totaled $121,882 and collection is dependant upon various factors including the release of retentions held back from the general contractor by the owner, lien releases from subcontractors, liability insurance confirmation, punch list completion, warranty coverage, etc., and may delay the collection for one to three months or more after the date of contract completion. Change orders beyond the scope of the original contracts are slow to collect from the general contractor. Uncollected receivables for completed contracts, including retentions on these contracts, totaled $1,169,666 at year end. A bad debt expense, $193,356, was taken at year end for uncollectible receivables. Billings in Excess of Costs and Estimated Earnings on Contracts in Progress in the amount of $947,807 is reflected in accounts receivable. A portion of accounts receivables and costs and estimated earnings in excess on contracts in progress and billings in excess of costs and estimated earnings on contracts in progress are offsetting asset and liability items on the balance sheet. All of these factors combined with revenue growth are reflected in the high ratio of receivable to sales. Inventory decreased by $169,277 from the year ended December 31, 2002 to $11,156 partly due to an impairment of $33,506 and a reduction in raw material and finished goods at year end due to low seasonal demand for Nauticon products.

LIABILITIES

Accounts Payable, Commissions Payable and Billings in Excess of Costs and Estimated Earnings on Contracts in Progress increased by $1,818,701 from the year ended December 31, 2002. Whenever possible, extended payment terms are negotiated with vendors. The increase in liabilities since December 31, 2002 was due to increases in Accounts Payable by $917,780 to $1,253,030. Billings in Excess of Costs and Estimated Earnings on Contracts in Progress increased to $947,807. Billings in excess of costs and estimated earnings on contracts in progress was not a balance sheet item in 2002. During 2003 accounts payable to a related party (Simco, Inc.) increased by $220,476 to $417,236. At the year ended December 31, 2003 the current portion of notes payable increased by $517,785 from the year ended December 31, 2002 to $751,880. There was no Long Term Debt at year end 2003. There was no long term debt on December 31, 2003. Commitments and contingencies of $69,417 are from old outstanding accounts payable from the previous RealCold Products and Nauticon operations and represents a reduction of $208,486. We believe that the balance of these contingency debts will be written off over time.

STOCKHOLDERS EQUITY

Stockholders equity increased by $780,766 to $1,562,402.

Liquidity and Capital Resources: At December 31, 2003, our net working capital was less than its current liabilities by $2,801,812 and current assets exceeded current liabilities by $159,083. Included in current liabilities were an advance of $417,236 from related parties and a short term loan of $300,000. We raised $2.5 million in equity capital in 2003, and subsequently, we received $1,650,000, as a cash bridge loan, in anticipation of securing a convertible interest bearing, Senior Debt Note for up to $10,000,000, pending final terms and conditions. The $300,000 short term loan was subsequently included in the bridge loan financing. The bridge loan is for a term of 120 days maturing between May 12, 2004 and June 28, 2004. It bears no interest rate and is convertible at the option of the holder anytime before redemption at $1.50 per share into our common stock. The bridge loan is comprised of $50,000 promissory note units with a warrant to purchase 10,000 shares of our common stock exercisable at $1.50 per share for a period of one year. Upon placement of the anticipated Senior Debt offering the Bridge Loan offering will be redeemed with funds received. Total assets increased 172.6% and stockholders equity increased nearly 99.9% for the year. We believe that its working capital may not be totally sufficient to support its projected growth plans for the next few years if it does not raise additional financing. We are currently negotiating a combined equity and senior debt funding for up to $10 million at terms consistent with the best interest of the stockholder and the company's future financial needs.

During the year ending December 31, 2003 we elected to fully dispose of Technicold Services, Inc (TSI), and recorded costs associated from discontinued service operations of $18,160. The financial statements for prior periods have been restated for the discontinued segment of Technicold Services, Inc.

During the year ended December 31, 2003, we issued 282,000 shares of common stock for prepaid consulting fees of $120,000 and services of $96,000. On January 8, 2003 Simco Group, Inc was issued 160,000 shares of common stock for financial consulting services at the fair market value of the stock of $0.75 per share; and an additional 50,000 shares were issued at $0.84 per share on Aug 13, 2003 to Shareholder Intelligence Services, Inc. for market statistical analysis, and

72,000 shares were issued at $0.75 per share on October 1, 2003 to Summit Investor Relations for market support services. In addition 2,317,300 shares of common stock were issued for cash of $2,032,125 and 200,000 shares with a fair market value of $1.50 were issued for the acquisition of ABT. Additionally, 335,384 warrants were exercised for cash of $503,776. We issued 5,000 shares of common stock as compensation for $3,745 and cancelled 5,000 shares upon termination of an employee.

Status of Operations: We intend to continue to utilize and develop our intangible assets. At December 31, 2003, accounts receivable and intangible assets comprised a material portion of our assets. The recovery of the receivables and the intangible assets is dependent upon management effectively executing positive business operations and achieving profitable operations. It is our opinion that the cash flow generated from current intangible assets is not impaired, and that recovery of its intangible assets, upon which profitable operations will be based, will continue to occur.

We are projecting that operating revenues should continue to increase in 2004 and 2005 based upon the increasing size of the portfolio of job bids and our historical closing rate of 10% to 15% of bid jobs on a quarterly basis although there is no guarantee that the company will close on any of its bid jobs. There is also no guarantee that gross margins will remain the same or increase. After years of extensive product development, 2003 was our first year of sales and marketing operations. We expect major revenue growth from its wholly owned subsidiary PowerCold ComfortAir Solutions, Inc., which provides turnkey design build HVAC applications for new and retrofit construction. The 2003 reorganization of our three wholly owned subsidiary companies and their respective products are expected to fulfill current and long term strategic plans. Projections for increased revenue, sustained or improved gross margins or reduced losses may not in fact be met.

Fiscal year ended December 31, 2002, 2001 and 2000

The following table sets forth our results of operation as a percentage of net sales for the periods indicated below:

	Year Ended December 31,		
	(Restated) 2002	(Restated) 2001	2000
Revenue	100%	100%	100%
Cost of Revenue	82.9%	101.8%	71.1%
Gross Margin	17.1%	(1.8%)	36.5%
Operating Expense	(236.2%)	(267.2%)	(331.6%)
Operating Income (Loss)	(219.1%)	(269.1%)	(279.2%)
Net Income (Loss)	(285.0%)	(285.9%)	(333.9%)

Consolidated Statements of Operations: Fiscal year ended December 31, 2003 compared to fiscal year ended December 31, 2002 and December 31, 2001:

	%Increase (Decrease) 2003/2002	2002	2001	2000
Revenue	84.9%	$ 1,505,890	$ 814,338	$ 395,040
Gross Profit	1,879.6%	$ 256,769	($14,934)	$ 114,001
Operating Loss	50.6%	($3,299,752)	($2,191,184)	($1,195,847)
Net Loss	84.3%	($4,291,443)	($2,328,402)	($1,319,195)
Net Loss Per Share	56.3%	($0.25)	($0.16)	($0.13)
Weighted Average Number of Shares	14.1%	17,117,692	15,005,371	10,156,716

Fiscal 2002, ended December 31st vs. Fiscal 2001

Total revenue for 2002 increased 84.9% to $1,505,890 from $814,338 for 2001; gross profit for 2002 increased to $256,769 from a loss of $14,934 for 2001; operating losses for 2002 increased 50.6% to ($3,299,752) from ($2,191,184) for 2001; the net loss for 2002 increased 84.4% to ($4,291,443) and ($0.25) per share from ($2,328,402) and ($0.16) per share for 2001. Net loss per share was based on weighted average number of shares of 17,117,692 for 2002, and 15,005,371 for 2001.

Sales for PowerCold Products Nauticon evaporative condenser units were delayed during 2002 because of management's decision to further enhance the product line to greater capacity and efficiency. The EV chiller products were therefore affected by this decision because they incorporate the Nauticon units. A new patent (third product patent) was filed for this greatly improved evaporative condenser. Management believes that the added time and development cost spent in 2002

will greatly improve revenues and profits hereafter for our essential product line that supports most all of our business. During this ongoing development time approximately $600,000 of the older model units were still produced and sold. Ultimate Comfort Systems continued to generate new orders and produced over $900,000 in revenue from mainly its hotel business. Our new acquisition of the vast market for small commercial HVAC systems for national chain accounts will produce a greater volume of sales that will greatly enhance cash flow. Manufacturing process improved during 2002 by mainly reducing direct labor costs generating a 17.1% profit margin. Profit margins will greatly improve, as sale volume increases, as material and direct labor cost will decrease. A new marketing plan was implemented in September 2002 and additional sales staff was hired. We believe that in position to generate substantial new business in 2003, producing greater revenues and profits. We are projections are based upon customer input, historical performance and management analysis for revenue, margins and income. Investors should not consider these projections with any degree of certainty and that these projections in fact may not be met. In 2002 the revenue derived from company manufactured and company packaged equipment increased by 84.9% as a result of the acquisition of Ultimate Comfort Systems providing an opportunity to market directly to hospitality franchisees. Almost all of the revenue increase above 2001 level is attributed to the hospitality business. In 2002 all the revenue was derived from our manufactured and packaged equipment. Product pricing has remained stable for the last few years. No significant price increases for Nauticon copper heat exchangers. Product pricing has remained stable for the last few years although value added controls and enhanced features brought to market through our R&D efforts in 2001 and 2002. Inflation rates of 1.59%, 2.83% and 3.38% respectively for 2002, 2001 and 2000 (based upon the CPI Consumer Price Index) has had little or no impact on pricing for our products and services and did not contribute to revenue increases.

Operating expenses increased due to the 158.5% combined increase in general & administrative expenses and salaries & benefits. These increases were primarily attributed to hiring additional office staff and sales personnel for PowerCold Products operations and the start up facility cost for Ultimate Comfort Systems and its new hires. Increases in legal and accounting expenses totaling more than $150,000 related to the disposal of two companies and settlement of disputes involving Channel Freeze Technologies, Inc. and Nauticon, Inc. and the cost of due diligence from the never completed acquisition of Alturdyne resulted in a 106% increase in these expenses. Additional one-time general expenses were incurred with disposing of two subsidiary companies. Contributing to 51%loss from continuing operations was a one-time $147,204 write-off of inventory and an increase in consulting expenses for financial support services and funding programs. The R&D expenditure was 50% lower, at $226,738, than the prior year with the Nauticon redesign to increase capacity nearing completion. Our total net loss of $4,291,443 for 2002 included a one-time write-off of $852,188 for discontinued operations for the disposed two companies and an unrealized loss of $931,200 on investments. . Operating expenses in 2002 as a percentage of revenue decreased from 269% to 236% as compared to 2001. Substantial decrease in expense as actual spending and a percent or revenue was recorded for R&D as Nauticon development approached completion. One time increases in expenses for consulting services, legal fees related to Channel Freeze Technologies and Nauticon, Inc and inventory impairment in 2002 were recorded but on a comparative basis were similar the 2001 expenses as a percent of revenue. Our transition from an R&D to sales and marketing company during the last six months of 2002 resulted in a substantial dollar increase in salaries and benefits which remained at 70% of revenue. The transition of the company during the second half of the year from an R&D operation to a sales and marketing operation does not allow for meaningful comparison of revenue or expense to prior periods.

Consolidated Balance Sheet: Fiscal year ended December 31, 2002, December 31, 2001 and December 31, 2000:

	% Increase (Decrease)	2002	2001	2000
Total Current Assets	(21.5%)	$ 569,100	$ 724,745	$ 694,301
Total Assets	(40.4%)	$1,684,550	$2,824,192	$1,780,860
Total Current Liabilities	100.6%	$ 624,411	$ 311,285	$ 350,915
Long Term Liabilities	(88.9%)	$ 600	$ 5,413	$ 6,826
Total Stockholder's Equity	(66.6%)	$ 781,636	$2,339,194	$1,254,819

ASSETS

Assets decreased $1,139,642 due to the decreases in cash of $197,324, inventory of $61,420, securities available for sale of $931,200 and $684,494 from discontinued operations. Accounts receivables increased $121,724 to $296,179 as did patent rights and related technology by $544,608 to $926,716. The current ratio is 0.91:1. A bad debt expense, $56,263, was taken at year end for uncollectible receivables. The company incurred a loss for the impairment of inventory in the amount of $147,204 for equipment that became obsolete.

LIABILITIES

Total current liabilities increased by $313,126 to $624,411 from the year ended December 31, 2001. The increase in liabilities since December 31, 2001 was due to increases in Accounts Payable by $118,379 and accounts payable to a related party (Simco, Inc.) in the amount of $196,760. The Long Term Debt at year end 2002 was $600 as compared to $5,413 at year end 2001. Commitments and contingencies increased by $109,603 to $277,903 which are from old

outstanding accounts payable from the previous RealCold Products and Nauticon operations. We believe that the balance of these contingency debts will be written off over time.

STOCKHOLDERS EQUITY
Stockholders equity decreased by $1,557,558 to $ 781,363.

Liquidity and Capital Resources

 Liquidity and Capital Resources: At December 31, 2002, our working capital was less than its current liabilities, which included an advance of $196,760 from the Company's CEO for working capital during the fourth quarter 2002. Some of the accounts payable are over three years old from a previous subsidiary, and management had attempted to contact vendors to arrange payments. Commitments and contingencies include; $149,820 from vendors that could not be contacted or did not respond to management's correspondence, and $128,083 for options due for an acquisition. During the year ended December 31, 2002, the Company issued 1,658,666 shares of common stock for cash of $2,562,126. In the same period, 32,000 warrants were exercised at $1.00 per share; 82,562 shares of common stock were issued for compensation at the fair market value of the stock of $0.58 per share; and an additional 440,956 shares of common stock were issued for services at the fair market value of the stock of $1.05 per share. For the acquisition of ABT, we issued 300,000 shares of common stock with a fair market value of $1.50 per share. The decrease in total assets and stockholders equity was due to the discontinued operations and write off of the two wholly owned subsidiary companies and the unrealized loss of $ 931,200 on investments was due to the reduced value of Rotary Power International securities available for sale.

Status of Operations: We intend to continue to utilize and develop our intangible assets. At December 31, 2002, intangible assets and a prepaid royalty comprise a material portion of our assets. The recovery of these intangible assets is dependent upon achieving profitable operations. It is our opinion that the cash flow generated from current intangible assets is not impaired, and that recovery of its intangible assets, upon which profitable operations will be based, will occur. Management believes that its working capital is not sufficient to support its current growth plans for 2003 and plans to raise additional operating capital and establish a line if credit.

Our operating revenues and profits should substantially increase in 2003 due to the restructuring of the organization, which includes the addition of experienced marketing personnel, and a new enhanced Nauticon product line for PowerCold Products. We expect major revenue growth and improved margins from its wholly owned subsidiary Ultimate Comfort Systems and its newly acquired Applied Building Technology national accounts business although profitability is not expected in the near term. The reorganization of the Company's two wholly owned subsidiary companies and their respective products will fulfill our current and long term strategic plans. Investors should not consider these projections with any degree of certainty and that these projections in fact may not be met.

Effect of Inflation

Future Trends That May Affect Operating Results, Liquidity and Capital Resources

Much of our business is dependant upon new construction and the rehabilitation of existing properties. This is a capital intensive industry segment and is affected by interest rates and general economic conditions. Rising interest rate may result in delayed capital spending by some of our customers. In addition, our business is dependent on the quality and support of our outsourced installation contractors and may be our most critical issue in our future operations. Sufficient working capital is essential as most installation contractors and trades subcontractor require weekly payment for work completed creating additional demand on the limited cash available.

Effect Of Recent Accounting Pronouncements

In August 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 143, *"Accounting For Asset Retirement Obligations."* ("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. The adoption of this standard had no impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2002, we adopted SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* ("SFAS No. 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supercedes SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,"* ("SFAS No. 121"), it retains many of the fundamental provisions of SFAS No. 121. The

adoption of this standard had no impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2002, the Company adopted SFAS No. 145 *"Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections"* ("SFAS No. 145"). SFAS No. 145 revises the criteria for classifying the extinguishment of debt as extraordinary and the accounting treatment of certain lease modifications. The adoption of this standard had no impact on the Company's consolidated results of operations, financial position or cash flows.

In January 2003, we adopted SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities,"* ("SFAS No. 146") which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3 "*Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restruction)*" ("EITF 94-3"). SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing any future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard had no impact on the Company's consolidated results of operations, financial position or cash flows.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123"* ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (hereinafter "SFAS No. 150"). SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. In July 2003, we adopted SFAS No. 150, *"Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity"* ("SFAS No. 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of this standard had no impact on our results of operations, financial position or cash flows.

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151, "Inventory Costs— an amendment of ARB No. 43, Chapter 4." This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the adoption of this statement will have any immediate material impact on the Company.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion; however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. We believe the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 152, which amends FASB statement No. 66, "Accounting for Sales of Real Estate," to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions." This statement also amends FASB Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. We believe the adoption of this statement will have no impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in commodity futures trading activities and do not enter into derivative financial instrument transactions for trading or other speculative purposes. We also do not engage in transactions in foreign currencies that could expose us to market risk.

Off-Balance Sheet Arrangements

Other than operating lease commitments discussed in the notes to our audited consolidated financial statements included elsewhere in this prospectus, we have no off-balance sheet arrangements that would have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We may be exposed to various market risks, including interest rates and changes in foreign currency exchange rates. Market risk is the potential loss arising from adverse changes in prevailing market rates and prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The table below shows our directors and executive officers; their respective ages; and, the date on which they become directors or officers.

Our directors and executive officers are as follows:

Name	Age	Position	Period Served Since
Francis L. Simola	66	Chairman of the Board	January 1993
		President and CEO	
Dean S. Calton	53	President, PowerCold Products, Inc.	October 1998
		Vice President Engineering and Manufacturing	
Robert Yoho	68	President, PowerCold ComfortAir Solutions, Inc.	July 2002
		Director	June 2003
Joseph C. Cahill	51	Vice President, Administration and Finance	January 2002
		Director, Corporate Secretary,	June 2003
		CFO	March 2004
Grayling Hofer	47	Corporate Controller and	March 2002
		Chief Accounting Officer	
		Treasurer	June 2003

A summary of the business experience and background of our officers and directors is set forth below.

Francis L. Simola   Mr. Simola has been Chairman, CEO and President of PowerCold since the Company's inception in January 1993. Mr. Simola is the founder and President of Simco Group Inc., a private investment company that controls a major interest in PowerCold.

Dean S. Calton   Mr. Calton has been General Manager, Vice President Engineering and Manufacturing and President of PowerCold Products, Inc. since June 1998. Mr. Calton has over 24 years experience in the refrigeration and air condition industry.

Robert Yoho   Mr. Yoho has been President of PowerCold ComfortAir Solutions, Inc. since July 2002 and a Director since June 2003. Mr. Yoho has over 30 years experience in the heating, ventilation and air conditioning equipment industry. Prior to joining PowerCold Mr Yoho was president of Applied Building Technology since 1983, an engineering and design firm specializing in controls and HVAC packaged systems. ABT was acquired by PowerCold 2002.

Joseph C. Cahill   Mr. Cahill has been Vice President Administration and Finance since January 2002, a Director and Corporate Secretary since June 2003 and Chief Financial Officer Since March 2004. Mr. Cahill has over 22 years experience as a senior executive for a co-generation business and a chemical company. Prior to joining PowerCold Corporation Mr. Cahill was the Chief Operating Officer of Utility Metal Research from August 2000 through February 2002, a privately held company whose primary business was the design, sale and installation of cogeneration equipment. Prior to 2000 Mr. Cahill was most recently CFO and Vice President of Administration & Finance for the Canning-Gumm Company, the US subsidiary of a public UK chemical company W. Canning PLC and for more than 20 years held various management and senior management position at the Frederick Gumm Chemical Company prior to its acquisition in 1998. W. Canning PLC was acquired by MacDermid, Inc.,(MRD) in December 1999. Mr. Cahill was employed at Frederick Gumm Chemical Co., Inc and its successor Canning Gumm, Inc. from 1975 through August 2000.

Grayling Hofer   Mr. Hofer has been Corporate Controller and Chief Accounting Officer since March 2002 and Corporate Treasurer since June 2003. Mr. Hofer has over 14 years experience in accounting, and 10 years with manufacturing and distribution. Prior to joining PowerCold Mr. Hofer was the president of Manufacturers Assistance Group, a consulting group specializing in troubled and startup manufacturing operations. Prior that that Mr. Hofer was Vice President of Operation for SewTexas (2001 – 2002) a manufacturer of custom apparel and CFO for City Pipe and Supply Company (1997 – 1999) a commercial plumbing supply company.

Our Directors are elected every three years. Our officers are elected annually by the Board of Directors. There are no family relationships among our Directors and Officers. Our Directors and Officers devote 100% of their time for operating activities during the last fiscal year 2004.

There have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities; and

d) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no family relationships, material arrangements or understandings between any two or more Directors or Executive Officers.

Audit Committee Report

We do not have an Audit Committee. Our Board of Directors functions in the absence of an Audit Committee to recommend the appointment of independent accountants; review the arrangements for and scope of the audit by independent accountants; review the independence of the independent accountants; consider the adequacy of the system of internal accounting controls and review any proposed corrective actions; review and monitor our policies relating to ethics and conflicts of interests; and discuss with management and the independent accountants our draft annual and quarterly financial statements and key accounting and/or reporting matters. The Board, in light of the increased responsibilities placed on the Audit Committee during 2002 by the Sarbanes-Oxley Act and the SEC, expects to form an audit committee

that is "independent" within the meaning of the new regulations from the SEC regarding audit committee membership. The formation of the Audit Committee is dependant upon obtaining Directors& Officers Liability Insurance, the recruitment of independent outside board members, and locating and retaining an "audit committee financial expert" who satisfies that definition under the Sarbanes-Oxley Act. The recruitment of qualified candidates is dependant upon finding candidates who are qualified and willing to serve in such capacity. We do not have a compensation committee or other committees of the Board of Directors.

Executive Compensation

We have no formal plan for compensating our Directors for their service in their capacity as Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of us other than services ordinarily required of a Director. No Director received any compensation for his services as a Director, including his committee participation and/or special assignments, other than indicated below.

We grant stock options to our Directors, Executive Officers and employees.

We have no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of ours' in Fiscal 2005 to compensate these officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

No Executive Officer/Director received other compensation in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation, which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Except for our stock option plan, we have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our Directors or Executive Officers. However, employees may receive a discretionary bonus at the option of the board of directors.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee and none of our executive officers have a relationship that would constitute an interlocking relationship with executive officers and directors of another entity.

We have no written employment agreements.

The table below shows the amount of money that was paid to our six officers over the last three years.

Summary Compensation Table
Annual Compensation

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards	Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Francis M. Simola, President	2004	$0	Nil	140,000	845,799	Nil	Nil
and CEO, Director	2003	$0	Nil	120,000	202,725	Nil	Nil
	2002	$0	Nil	120,000	Nil	Nil	Nil
Joseph C. Cahill, Corporate	2004	$74,769	Nil	Nil	400,000	Nil	Nil
Secretary, CFO, Director	2003	$38,769	Nil	Nil	75,000	Nil	Nil
	2002	$41,506	Nil	82,779	Nil	Nil	Nil
Grayling Hofer, Treasurer	2004	$71,502	Nil	Nil	170,000	Nil	Nil
CAO	2003	$67,129	Nil	Nil	85,000	Nil	Nil
	2002	$48,460	Nil	2,000	Nil	Nil	Nil
Robert Yoho, President PCS	2004	$84,000	$25,000	Nil	300,000	Nil	Nil
Director	2003	$72,000	Nil	Nil	50,000	Nil	Nil
	2002	$66,000	Nil	200,000	100,000	Nil	Nil
Dean Calton, President PCP	2004	$73,112	Nil	Nil	100,000	Nil	Nil
	2003	$67,819	Nil	Nil	50,000	Nil	Nil
	2002	$64,615	Nil	Nil	50,000	Nil	Nil

Employee Stock Ownership Plan

We do not sponsor any employee stock ownership plan or similar plans.

Stock Option Program

Stock Options to purchase securities from us can be granted to Directors, Officers, and Employees of ours on terms and conditions.

Under our 2002 Employee Stock Option Plan, stock options for up to 5% of the number of our issued and outstanding common shares may be granted from time to time. The plan was approved by stockholders on November 15, 2001. The plan provides for the granting of 758,370 options to purchase PowerCold common stock. As of October 13, 2005, we have issued 670,000 options which are exercisable pursuant to the Plan. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the stock option program must be at least equal to the fair market value (subject to regulated discounts) of such common shares on the date of grant, and the maximum term of each stock option may not exceed ten years.

The names and titles of our Directors and Executive Officers to whom outstanding stock options have been granted and the number of common shares, subject to such options, are set forth in the following table as of October 13, 2005, as well as the number of options granted to Directors and all employees as a group.

Stock Options Outstanding

Name	Number of Options Granted	Exercise Price per Option ($)	Expiration Date of Stock Option
Francis L. Simola; President, CEO, Director	202,725	$1.60	1/24/2008
	100,000	$1.50	1/30/2009
	252,870	$1.65	1/30/2009
	181,818	$1.65	1/30/2009
	311,111	$1.65	7/30/2009
Joseph C. Cahill; CFO, Corporate Secretary, Director	50,000	$1.00	1/1/2008
	25,000	$1.50	12/30/2008
	50,000	$1.00	1/1/2009
	100,000	$1.50	1/30/2009
	150,000	$1.65	7/30/2009
	25,000	$1.50	12/30/2009
	50,000	$1.00	1/1/2010
	25,000	$1.50	12/30/2010
Robert Yoho; Director, President PCS	100,000	$1.50	7/26/2007
	25,000	$0.50	1/1/2008
	25,000	$1.50	7/1/2008
	25,000	$0.50	1/1/2009
	25,000	$1.50	7/1/2009
	100,000	$1.50	1/30/2009
	25,000	$0.50	1/1/2010
	25,000	$1.50	7/1/2010
	100,000	$1.50	12/31/2009
Grayling Hofer; Treasurer, CAO	10,000	$1.00	3/1/2008
	25,000	$1.50	6/1/2008
	50,000	$1.50	12/30/2008
	10,000	$1.00	3/1/2009
	25,000	$1.50	6/1/2009
	50,000	$1.50	12/30/2009
	10,000	$1.00	3/1/2010
	25,000	$1.50	6/1/2010
	50,000	$1.50	12/30/2010
Dean Calton; President PCP	100,000	$1.00	9/10/2006
	50,000	$0.50	2/1/2007
	100,000	$0.50	7/1/2007
	50,000	$0.50	2/1/2008
	100,000	$1.50	12/31/2009
Total Officers/Directors (persons)	2,628,524		
Total Employees/Consultants	2,164,100		
Total Officers/Directors/Employees/Consultants	4,792,624		

COMPENSATION PURSUANT TO STOCK OPTIONS

The following table sets forth information on option grants in fiscal year 2004 to the Named Executive Officers.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)		
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	($/Share)	Expiration Date	0% ($)	5% ($)	10% ($)
Francis L. Simola	100,000	3.8%	$1.50	01/30/2009	$28,000	$77,158	$286,671
Francis L. Simola	434,688	16.3%	$1.65	01/30/2009	$56,509	$270,281	$528,888
Francis L. Simola	311,111	11.7%	$1.65	07/30/2009	$28,000	$177,560	$358,489
Robert Yoho	25,000	0.9%	$0.50	01/01/2009	$36,750	$50,357	$66,818
Robert Yoho	25,000	0.9%	$1.50	07/01/2009	$5,000	$16,742	$30,947
Robert Yoho	25,000	0.9%	$1.50	07/01/2010	$0	$9,722	$22,089
Robert Yoho	25,000	0.9%	$0.50	01/01/2010	$24,500	$34,722	$47,089
Robert Yoho	100,000	3.8%	$1.50	01/30/2009	$28,000	$77,178	$136,671
Robert Yoho	100,000	3.8%	$1.50	12/31/2009	$0	$38,890	$88,355
Joseph C. Cahill	50,000	1.9%	$1.00	01/01/2009	$48,500	$75,714	$108,635
Joseph C. Cahill	50,000	1.9%	$1.50	12/31/2009	$0	$19,445	$44,178
Joseph C. Cahill	100,000	3.8%	$1.50	07/30/2009	$24,000	$72,073	$130,229
Joseph C. Cahill	100,000	3.8%	$1.65	07/30/2009	$9,000	$57,073	$115,229
Joseph C. Cahill	50,000	1.9%	$1.50	01/30/2009	$14,000	$33,484	$68,335
Grayling Hofer	10,000	0.4%	$1.00	03/01/2009	$6,800	$11,442	$17,057
Grayling Hofer	10,000	0.4%	$1.00	12/31/2009	$4,800	$8,889	$13,836
Grayling Hofer	25,000	0.9%	$1.50	06/30/2009	$11,500	$25,038	$41,415
Grayling Hofer	25,000	0.9%	$1.50	12/31/2009	$0	$9,722	$22,089
Grayling Hofer	50,000	1.9%	$1.50	12/31/2009	$0	$19,455	$44,178
Grayling Hofer	50,000	1.9%	$1.50	12/31/2009	$0	$19,445	$44,178
Dean Calton	100,000	3.8%	$1.50	12/31/2009	$0	$38,890	$88,355

2. Potential realizable values are based on assumed annual rates of return specified by Securities and Exchange Commission rules. We caution any offeree that such increases in values are based on speculative assumptions and should not inflate expectations of the future value of their holdings. The amounts shown in the table above as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Potential realizable values in the table above are calculated by:

* Multiplying the number of shares of our common stock subject to the option by the fair market value on the date of the grant.

* Assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire term of the option.

* Subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table provides information on option exercises in fiscal year 2004 by the Named Executive Officers and the value of their unexercised options at December 30, 2004 at a closing stock price of $1.48.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options At December 30, 2004 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Francis L. Simola	Nil	Nil	1,744,403	0	$606,961	$0
Joseph C. Cahill	Nil	Nil	475,000	0	$72,000	$0
Robert W. Yoho	Nil	Nil	450,000	0	$73,500	$0
Grayling Hofer	Nil	Nil	255,000	0	$167,450	$0
Dean Calton	Nil	Nil	400,000	0	$244,000	$0

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties. Our bylaws also require us to indemnify our directors and officers to the fullest extent permitted by Nevada law. Nevada law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

* any breach of their duty of loyalty to us or our stockholders;
* acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
* Unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and
* any transaction from which the director derived an improper personal benefit.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition Nevada laws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Nevada law. We currently do not maintain liability insurance for our directors and officers.

We intend to enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Jewett-Cameron, arising out of such person's services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We are a publicly-owned corporation and our shares are owned by United States residents, and residents of other jurisdictions. No other corporation or any foreign government controls us directly or indirectly. There are no arrangements that may result in a change of control of our company.

We are aware of two individuals who own more than five percent (5%) of our common stock. These two people are listed in the table below.

The table below also lists as of December 27, 2004, all Directors and Executive Officers who beneficially own our voting securities and the amount of our voting securities owned by the Directors and Executive Officers as a group.

Table 1

Title of Class	Name of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2) (#)
Common	Francis L Simola 9408 Meadowbrook Philadelphia, PA 19118	2,626,854 (3)(4)(5)	10.58%
Common	Henry Sanborn 505 Charles Street Avenue Towson, MD 21204	2,372,081	9.55%

(1) The nature of beneficial ownership for all shares is sole voting and investment power.
(2) The per cent of class is all common stock.
(3) Includes minor children.
(4) Simco Group Inc., (1,880,664 shares of common stock) a privately held Nevada Corporation, (100%) owned by Francis L. Simola and Veronica M. Simola. Does not include the 984,000 transferred on April 20, 2005 to an irrevocable family trust.
(5) Director.
Based on 24,831,696 shares outstanding as of October 13, 2005.

Shareholdings of Directors and Executive Officers – Table 2

The following table sets forth information as of October 13, 2005, regarding the number of shares of the Company's common stock beneficially owned by (i) each director.(ii) executive officers

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Francis L. Simola and (3)(5)(6) Veronica M. Simola 9408 Meadowbrook Ave. Philadelphia, Pa. 19118	1,730,190	5.65%
Simco Group, Inc. (4) 1800 E. Sahara, Suite 107 Las Vegas, Nevada 89104	896,664	2.93%
Henry Sanborn 505 Charles Street Avenue Towson, MD 21204	2,372,081	7.75%
Joseph C. Cahill (5)(6) 45 Overlea Lane Aberdeen, NJ 07747	82,779	0.27%
Robert W. Yoho (5)(6) 13799 Park Blvd. North Seminole, FL 33776	300,000	1.00%
Dean Calton (6) 1346 LaVernia Road LaVernia, TX 78121	51,500	0.17%
Grayling Hofer (6) 2406 Crow Valley San Antonio, TX 78270	7,000	0.02%
Laurus Master Fund, Ltd (7) c/o M&C Corporate Services LimitedP.O. Box 1234 G.T. Ugland House, South Church Street Grand Cayman, Cayman Islands	5,779,995	18.88%
Total Common Stock Owned by Officers & Directors	3,068,133	10.02%

(1) The nature of beneficial ownership for all shares is sole voting and investment power.
(2) The per cent of class is all common stock including all common stock which could be issued to Laurus. For calculation purposes the number of shares outstanding is 30,611,691; 24,831,696 shares outstanding on 010/06/05 plus 5,779,995 common which Laurus could own with the conversion of all owned warrants and shares of common to be registered in the future.
(3) Includes minor children
(4) Simco Group Inc., a privately held Nevada Corporation, (100%) owned by Francis L. Simola and Veronica M. Simola.
(5) Director
(6) Executive Officer

(7)   Laurus may own up to 4.99% of PowerCold common stock in accordance with a Convertible Term Note of July 29, 2004. The Note is convertible into our common stock under the terms and conditions of the convertible promissory note dated July 29, 2004, subject to conversion by Laurus as well as an automatic conversion. Under the terms of the securities purchase agreement, we also issued common stock purchase warrants to Laurus to purchase 615,000 shares of common stock, exercisable for three years from the Initial Exercise Date. The exercise prices of the warrants are $2.63 for the 300,000 shares and $3.07 for the remaining shares. As of December 31, 2004 Laurus did not own any PowerCold common stock but under certain conditions may convert more than 4.99% up to a maximum of 19.99% with 75 day written notification that it will acquire more than 4.99%. As of the date of this report, Laurus has not converted any of its derivative securities into common stock and will not until this registration becomes effective. The Securities Purchase Agreement and the Registration Rights Agreement with Laurus were amended on March 9, 2005 and May 27, 2005. With the amendments we issued common stock purchase warrants to Laurus to purchase 665,000 shares of common stock, for a term of five years from the Initial Exercise Date of March 9, 2005 at a price of $1.70 per share and we issued common stock purchase warrants to Laurus to purchase 60,000 shares of common stock for a term of five years from the Initial Exercise Date of May 27, 2005 at a price of $1.70 per share. The Company has filed a registration statement under Form S-1 to register 5,072,995 shares on behalf of Laurus. Upon the issuance of the shares from this offering and the exercise of the warrants Laurus would own 18.9% of PowerCold common stock on the diluted basis of this offering. The current price of PowerCold's stock is well below the exercise price of the warrants owned by Laurus and would likely not be exercised. Upon the issuance of the common stock only from this offering the ownership upon dilution would be 15.3%.   On a fully diluted basis, assuming the exercise of all options and warrants that are exercisable at or below $1.44 per share, the Laurus ownership would be 15.0% .

SHARES AVAILABLE FOR FUTURE SALE

 As of October 13, 2005, we had 24,831,696 shares outstanding. As of October 13, 2005, we had 7,345,431 common stock purchase warrants and stock options outstanding which include 670,000 options for shares of common stock under our 2002 Stock Option Plan.   We also will file a registration statement for 5,072,995 shares of common stock as part of a convertible debt offering on July 29, 2004. All of our outstanding shares of common stock, as well as the shares of common stock issuable pursuant to the distribution reserve and upon exercise of outstanding stock unit awards and stock options, are or will be freely tradable without restriction or further registration under the federal securities laws, except to the extent they are held by one of our affiliates, as that term is defined in Rule 144 under the Securities Act.

In general, under Rule 144 as currently in effect, sales by an "affiliate" of ours are limited within any three month period to a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock or (ii) the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which a notice of sale is filed with the SEC. As currently defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Sales by affiliates under Rule 144 are also subject to certain other restrictions relating to manner of sale, notice and the availability of current public information about us.

Prior to the offering, there has been a limited public market for our common stock, and no prediction can be made as to the effect, if any, that this offering will have on the market price of the common stock. Nevertheless, sales of significant amounts of such shares in the public market or the availability of large amounts of shares for sales could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of its equity securities. See "Risk Factors"—Sales of our common stock in connection with this offering could adversely affect our stock price."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Loans from Executive Officers.   We have received funding on several occasions from Simco Group, Inc, ("Simco"), a separate legal entity wholly-owned by the our chairman and chief executive officer. We received from Simco $196,760 in unsecured advances during 2002 and an additional $161,108 and $100,000 during 2003 and 2004, respectively.   The advances bear interest at 8% and are payable on demand. No payments were made against the principal during 2002 or 2003 and $345,080 was repaid in 2004. The debt was convertible to common stock as calculated at 50% of the bid price at the end of the quarter preceding conversion during 2003 and 2002. The loan made during 2004 is convertible at the fair market value of the stock at the date of conversion.   The beneficial conversion feature of these loans is recorded as additional paid in capital. The interest expense, related to these loans, recorded in 2003 and 2002 is $218,979 and $195,538, respectively.

On May 12, 2005, Frank Simola made a loan to us in the amount of $787,060 payable upon demand with an annual interest rate of prime, as published in the Wall Street Journal, plus 1%, not to exceed 8%.

On September 1, 2005, Frank Simola made a loan to us in the amount of $750,000 payable upon demand with an annual interest rate of prime, as published in the Wall Street Journal, plus 1%, not to exceed 8%.

During 2001, Simco Group was issued 262,500 shares of common stock for payment of loans, interest and financing fees and consulting services. During 2000, Simco Group converted $400,000 of its loans to us into 800,000 shares of our common stock.

During 1999, our directors received an annual payment of 2,500 shares of common stock, at a fair market value of $1.00 per share, for directors' fees. After 1999, the directors were not compensated**.**

Stock Options Granted to Directors and Executive Officers. For more information regarding the grant of stock options to directors and executive officers, please see "Management—Director Compensation" and "—Executive Compensation."

Indemnification and Insurance. Our bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Nevada. We intend to enter into indemnification agreements with all of our directors and executive officers and to purchase directors' and officers' liability insurance. In addition, our certificate of incorporation will limit the personal liability of our board members for breaches by the directors of their fiduciary duties. See "Management-- Limitation of Liability and Indemnification." Our Articles of Incorporation, as amended, limit, to the maximum extent permitted by law, the personal liability of our directors and officers for monetary damages for breach of their fiduciary duties as directors and officers, except in certain circumstances involving certain wrongful acts, such as a breach of the director's duty of loyalty or acts of omission which involve intentional misconduct or a knowing violation of law.

Nevada law provides that Nevada corporations may include within their articles of incorporation provisions eliminating or limiting the personal liability of their directors and officers in shareholder actions brought to obtain damages for alleged breaches of fiduciary duties, as long as the alleged acts or omissions did not involve intentional misconduct, fraud, a knowing violation of law or payment of dividends in violation of the Nevada statutes. Nevada law also allows Nevada corporations to include in their articles of incorporation or bylaws provisions to the effect that expenses of officers and directors incurred in defending a civil or criminal action must be paid by the corporation as they are incurred, subject to an undertaking on behalf of the officer or director that he or she will repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Executive Compensation And Employment Agreements. Please see "Management--Executive Compensation" and "Management---Stock Options" for additional information on compensation of our executive officers. Information regarding employment agreements with several of our executive officers is set forth under "Management--Employment Agreements."

LEGAL MATTERS

Our attorney Charles A. Cleveland, P.S., Attorney at Law, Suite 304, Rock Pointe Corporate Center, 1212 North Washington, Spokane, Washington, 99201-2401, will pass upon the validity of the issuance of the shares of common stock offered hereby and certain other legal matters.

EXPERTS

Our consolidated financial statements and the related financial statements for the year ended December 31, 2004, included in this prospectus, have been audited by William & Webster, P.S. of Spokane, Washington, as set forth in their report included in this prospectus and have been included in reliance upon such representation of and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common shares offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common shares, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549; telephone number (202)-551-8090. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER SECURITIES LAWS AND OTHER MATTERS

Nevada law provides that Nevada corporations may eliminate or limit the personal liability of its directors and officers. This means that the articles of incorporation could state a dollar maximum for which directors would be liable, either individually or collectively, rather than eliminating total liability to the full extent permitted by the law.

Our Charter provides that a director or officer is not be personally liable to us or our shareholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distribution in violation of Nevada Revised Statures, 78.300. In addition, Nevada Revised Statutes, 78.751 and Article XI of our Bylaws, under certain circumstances, provided for the indemnification of the officers and directors of the Company against liabilities which they may incur in such capacities.

The Bylaws also provide that we can purchase and maintain insurance or other financial arrangements on behalf of any person who otherwise qualifies as an Indemnitee under the foregoing provisions. Other financial arrangements to assist the Indemnitee are also permitted, such as the creation of a trust fund, the establishment of a program of self-insurance, the securing of our obligation of indemnification by granting a security interest or other lien on any of our assets (including cash) and the establishment of a letter of credit, guaranty or surety.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

FEDERAL TAX CONSIDERATIONS

Purchasers of shares of our Common Stock will receive no tax benefits from their ownership other than those normally incurred pursuant to long-term/short-term capital gains and losses upon the sale of shares. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 the maximum tax rate on most types of long-term capital gain is reduced from 20% to 15%. The rates return to normal for taxable years beginning after December 31, 2008.

Common stock that is beneficially owned by an individual United States holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes. The individual's gross estate might also include the value of common stock which is held indirectly by the individual through one or more domestic or foreign entities.

Dividends on common stock paid to a United States holder are not subject to backup withholding tax. The maximum tax rate on dividends was generally reduced from 38.6% to 15% under the Jobs and Growth Tax Relief Reconciliation Act of 2003. This change in the law is effective for tax years beginning after December 31, 2002. The 15% rate continues through 2008 and drops to zero for 2008. The rates return to normal for taxable years beginning after December 31, 2008.

United States holders should consult with their own tax advisors to determine the effect of federal, state, and local tax laws with regard to the purchase, ownership and disposition of shares of common stock.

POWERCOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

POWERCOLD CORPORATION

TABLE OF CONTENTS

December 31, 2004



Williams & Webster, P.S.

Certified Public Accountants & Business Consultants

To the Board of Directors and Stockholders
PowerCold Corporation
La Vernia, Texas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of PowerCold Corporation as of December 31, 2004, 2003, and 2002 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PowerCold Corporation as of December 31, 2004, 2003, and 2002, and the results of its operations, stockholders equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 18 to the financial statements, certain errors resulting in an understatement of additional paid in capital and an understatement of net loss as of December 2003 and 2002, were discovered by management of the Company during the current year. Accordingly, an adjustment has been made to retained earnings as of December 2003 to correct the error.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has sustained substantial operating losses in recent years and has a large accumulated deficit. Additionally, intangible assets comprise a material portion of the Company's assets. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

March 25, 2005

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com

POWERCOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

		December 31,				
		2004		2003		2002
ASSETS						
CURRENT ASSETS						
Cash and cash equivalents	$	1,206,417	$	374,678	$	88,613
Restricted cash		100,000		-		-
Contracts and retentions receivable, net of allowance		5,411,110		2,388,495		296,179
Costs and estimated earnings in excess of billings						
on contracts in progress		-		245,535		-
Inventory		120,926		11,156		180,433
Prepaid expenses		141,790		100,118		3,875
Total Current Assets		6,980,243		3,119,982		569,100
OTHER ASSETS						
Property and equipment, net		335,675		135,858		130,598
Patent rights and related technology, net		1,248,805		1,306,731		926,716
Securities available for sale		-		19,317		38,800
Deposits		10,828		10,828		5,661
Total Other Assets		1,595,307		1,472,734		1,101,775
NET ASSETS FROM DISCONTINUED OPERATIONS		-		-		13,675
TOTAL ASSETS	$	8,575,550	$	4,592,716	$	1,684,550

The accompanying notes are an integral part of these financial statements.

POWERCOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

		December 31,	
	2004	2003	2002

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003	2002
CURRENT LIABILITIES			
Accounts and retentions payable	$ 3,577,077	$ 896,447	$ 269,359
Accrued expenses	189,387	356,583	65,891
Billings in excess of costs and estimated earnings			
on contracts in progress	380,873	947,807	-
Commissions and royalty payable	252,948	8,180	55,066
Convertible note payable, related party	172,236	417,236	196,760
Convertible note payable, current portion	1,166,666	-	-
Notes payable, current portion	42,036	334,014	34,014
Current portion of capital lease payable	-	630	3,321
Total Current Liabilities	5,781,223	2,960,897	624,411
LONG-TERM LIABILITIES			
Convertible note payable, net of current portion	2,755,590	-	-
Note payable, net of current portion	8,546	-	-
Capital lease payable, net of current portion	-	-	600
Total Long-term Liabilities	2,764,136	-	
COMMITMENTS AND CONTINGENCIES	-	69,417	277,903
STOCKHOLDERS' EQUITY			
Convertible preferred stock, Series A, $0.001			
par value; 5,000,000 shares authorized, no			
shares issued and outstanding	-	-	-
Common stock, $0.001 par value; 200,000,000			
shares authorized, 23,485,817, 21,576,750, and 18,442,066,			
shares issued and outstanding, respectively	23,486	21,577	18,442
Additional paid-in capital	20,621,207	17,798,978	14,345,316
Accumulated deficit	(20,614,502)	(16,277,470)	(13,620,922)
Accumulated other comprehensive income	-	19,317	38,800
Total Stockholders' Equity	30,191	1,562,402	781,636
TOTAL LIABILITIES AND			
STOCKHOLDERS' EQUITY	$ 8,575,550	$ 4,592,716	$ 1,684,550

The accompanying notes are an integral part of these financial statements.

POWERCOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Years Ended December 31,				
		2004		2003		2002
REVENUES						
Contracts including equipment	$	8,579,584	$	3,350,409	$	-
Equipment		511,159		720,067		1,505,890
Total Revenues		9,090,743		4,070,476		1,505,890
COST OF REVENUES						
Direct labor and equipment-contracts		6,571,082		1,920,854		-
Direct labor and material-equipment		144,138		597,565		1,001,612
Warranty		265,899		-		-
Manufacturing supplies		126,266		16,409		196,608
Shipping and handling		98,892		92,300		50,901
Total Cost of Revenues		7,206,277		2,627,127		1,249,121
GROSS PROFIT		1,884,467		1,443,349		256,769
OPERATING EXPENSES						
Sales, marketing and advertising		828,092		499,370		280,376
Salaries and benefits		1,577,212		1,137,926		1,067,326
General and administrative		149,055		877,831		616,837
Travel		101,644		243,422		169,885
Research and development		557,495		177,680		226,738
Legal and accounting		223,384		81,039		237,916
Consulting		265,700		275,839		553,876
Occupancy		133,751		109,158		107,373
Bad debt allowance		1,664,928		193,356		56,232
Loss on impairment of inventory		-		33,506		147,204
Depreciation and amortization		113,042		97,525		92,758
Total Operating Expenses		5,614,304		3,726,651		3,556,521
LOSS FROM OPERATIONS		(3,729,837)		(2,283,302)		(3,299,752)
OTHER INCOME (EXPENSES)						
Interest income		28,774		-		5,409
Interest and financing expense		(635,969)		(355,086)		(198,452)
Other income (expense)		-		-		53,540
Total Other Income (Expenses)		(607,195)		(355,086)		(139,503)
LOSS BEFORE INCOME TAX		(4,337,032)		(2,638,388)		(3,439,255)
INCOME TAX EXPENSE		-		-		-
LOSS FROM CONTINUING OPERATIONS		(4,337,032)		(2,638,388)		(3,439,255)
LOSS FROM DISCONTINUED OPERATIONS		-		(18,160)		(852,188)
NET LOSS		(4,337,032)		(2,656,548)		(4,291,443)
OTHER COMPREHENSIVE INCOME (LOSS)						
Unrealized gain (loss) on investments		(19,317)		(19,483)		(931,200)
COMPREHENSIVE LOSS		(4,356,349)		(2,676,031)		(5,222,643)
NET LOSS PER COMMON SHARE:						
BASIC AND DILUTED, CONTINUING OPERATIONS	$	(0.20)	$	(0.13)	$	(0.25)
BASIC AND DILUTED, DISCONTINUED OPERATIONS	$	-	$	nil	$	(0.05)
WEIGHTED AVERAGE NUMBER OF						
COMMON SHARES OUTSTANDING,						
BASIC AND DILUTED		22,156,331		20,163,045		17,117,692

The accompanying notes are an integral part of these financial statements.

POWERCOLD CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional		Accumulated Other	Total
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Stockholders' Equity
Balance, December 31, 2001	16,027,882 $	16,027 $	10,682,646 $	(9,329,479) $	970,000 $	2,339,194
Common stock issued for cash at and average of $1.54						
per share less $4,642 for cost of issuance	1,658,666	1,659	2,560,467	-	-	2,562,126
Common stock issued as compensation at $0.58 per share	82,562	83	47,672	-	-	47,755
Common stock issued for services at $1.05 per share	440,956	441	462,309	-	-	462,750
Warrants exercised at $1.00 per share	32,000	32	31,968	-	-	32,000
Common stock rescinded for failure to perform	(50,000)	(50)	50	-	-	-
Common stock and options rescinded for						
acquisition of PSI	(50,000)	(50)	(174,950)	-	-	(175,000)
Common stock and options issued for the acquisition of Applied						
Building Technology, Inc. at $1.50 per share	300,000	300	491,116	-	-	491,416
Common stock options issued under the acquisition agreement						
for Ultimate Comfort Systems	-	-	48,500	-	-	48,500
Benefical conversion feature of convertible debt	-	-	195,538	-	-	195,538
Unrealized loss on investments	-	-	-	-	(931,200)	(931,200)
Net loss, year ended December 31, 2002	-	-	-	(4,291,443)	-	(4,291,443)
Balance, December 31, 2002	18,442,066 $	18,442 $	13,840,318 $	(13,620,922) $	38,800 $	781,636

The accompanying notes are an integral part of these financial statements.

POWERCOLD CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (CONTINUED)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Number of Shares	Amount				
Balance, December 31, 2002	18,442,066 $	18,442 $	14,345,316 $	(13,620,922) $	38,800 $	781,636
Common stock issued as prepaid consulting at $0.75 per share	160,000	160	119,840	-	-	120,000
Common stock and warrants issued for cash at an average of						
$0.89 per shares less issuance costs of $25,800	2,317,300	2,317	2,029,808	-	-	2,032,125
Common stock issued for consulting at $0.79 per share	122,000	122	95,878	-	-	96,000
Warrants exercised at $1.50 per share	335,384	336	503,441	-	-	503,777
Common stock shares cancelled	(5,000)	(5)	(3,745)	-	-	(3,750)
Common stock issued as compensation	5,000	5	3,745	-	-	3,750
Common stock issued for the acquisition of Applied Building						
Technology, Inc. at $1.50 per share	200,000	200	299,800	-	-	300,000
Common stock options vested for the acquisition of Applied						
Building Technology, Inc.	-	-	58,916	-	-	58,916
Warrants issued for financing expense	-	-	127,000	-	-	127,000
Beneficial conversion feature of convertible debt	-	-	218,979	-	-	218,979
Unrealized loss on investments	-	-	-	-	(19,483)	(19,483)
Net loss, year ended December 31, 2003	-	-	-	(2,656,548)	-	(2,656,548)
Balance, December 31, 2003	21,576,750	21,577	17,798,978	(16,277,470)	19,317	1,562,402
Warrants issued as financing fees	-	-	354,288	-	-	354,288
Common stock options vested for the acquisition of Applied						
Building Technology, Inc.	-	-	69,417	-	-	69,417
Common stock issued for services paid in advance at and average of $0.90	120,000	120	107,880	-	-	108,000
Common stock issued for consulting services at an average of $0.97	128,000	128	123,122	-	-	123,250
Exercise of options at $1.00 per common share	210,000	210	209,790	-	-	210,000
Common stock with attached warrants issued for cash at an average of $0.82	390,625	391	319,609	-	-	320,000
Common stock issued for acquisition of patent at $1.50 per share	25,000	25	37,475	-	-	37,500
Common stock issued for loan conversions at $1.62 per share	156,962	157	253,345	-	-	253,502
Common stock warrants exercised for cash at an average of $0.89	878,480	878	778,197	-	-	779,075
Beneficial conversion feature of debt	-	-	569,106	-	-	569,106
Unrealized loss on investments	-	-	-	-	(19,317)	(19,317)
Net loss, year ended December 31, 2004	-	-	-	(4,337,032)	-	(4,337,032)
Balance, December 31, 2004	23,485,817 $	23,486 $	20,621,207 $	(20,614,502) $	- $	30,191

The accompanying notes are an integral part of these financial statements.

POWERCOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years Ended December 31,		
		2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(4,337,032)	$ (2,656,548)	$ (4,291,443)
Loss from discontinued operations		-	18,160	852,188
Net loss from continuing operations		(4,337,032)	(2,638,388)	(3,439,255)
Adjustments to reconcile net loss to net cash				
used in operating activities:				
Depreciation and amortization		113,042	97,525	92,758
Bad debt allowance		1,664,928	193,356	56,232
Impairment of inventory		-	33,506	147,204
Issuance of common stock for services		231,250	216,000	462,750
Issuance of common stock for compensation		-	3,750	47,755
Interest expense for beneficial conversion feature				
of convertible debt		79,042	218,979	195,538
Warrants issued as financing expense		354,288	127,000	-
Settlement of commitments and contingencies		-	-	(109,603)
(Increase) decrease in assets:				
Accounts receivable		(4,687,543)	(2,745,670)	(178,642)
Receivable from related party		-	-	1,686
Inventories		(109,770)	135,771	(85,784)
Prepaid expenses		(41,672)	(96,243)	18,625
Increase (decrease) in liabilities:				
Accounts payable and accrued expenses		2,758,203	930,893	118,377
Accounts payable, related party		-	-	-
Billings in excess of costs		(321,399)	702,272	-
Net cash used in operating activities		(4,296,662)	(2,821,249)	(2,672,359)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment		(229,367)	(25,551)	(87,328)
Purchase of technology		-	-	(400,000)
Deposits		-	(5,167)	3,309
Investment in discontinued operations		-	(155,056)	174,992
Net cash used in investing activities		(229,367)	(185,774)	(309,027)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Principal payments on capital lease		(630)	(3,289)	(4,510)
Equipment financing		-	-	-
Proceeds from issuance of shares under private placement		1,600,077	2,835,901	2,594,127
Proceeds from notes payable		4,411,960	-	-
Short-term borrowings, net		(313,559)	300,000	(2,315)
Short-term borrowings, related party, net		(240,080)	160,476	196,760
Net cash provided by financing activities		5,457,768	3,293,088	2,784,062
Net increase (decrease) in cash		931,739	286,065	(197,324)
Cash at beginning of year		374,678	88,613	285,937
Cash at end of year	$	1,306,417	$ 374,678	$ 88,613

The accompanying notes are an integral part of these financial statements.

POWERCOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid	$	71,462	$	-	$	2,430
Income taxes paid	$	-	$	-	$	-

NON-CASH TRANSACTIONS:

Issuance of common stock for compensation	$	-	$	3,750	$	47,755
Issuance of common stock for services	$	231,250	$	216,000	$	462,750
Issuance of common stock for payment of interest and financing expenses	$		$	127,000	$	-
Issuance of common stock as stock offering costs	$		$	-	$	4,642
Issuance of common stock for payment of debt	$		$	-	$	-
Issuance of common stock and options for acquisition	$		$	358,916	$	491,416
Warrants issued as financing fees	$	354,288	$	-		-
Stock rescinded in disposition	$		$	-	$	(175,000)
Technology acquired by exchange of accounts receivable	$		$	460,000	$	-
Settlement of commitments and contingencies with options and cancellation of options	$	-	$	208,486	$	-
Beneficial conversion feature of convertible debt	$	-	$	218,979	$	195,538
Equipment financed with note payable	$	23,421	$	-	$	-

The accompanying notes are an integral part of these financial statements.

POWERCOLD CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

PowerCold Corporation ("the Company") was incorporated on October 7, 1987 in the State of Nevada. PowerCold is a solution provider of energy efficient products for the refrigeration, air conditioning, power, hospitality, chain restaurants and chain retail industries. The Company designs, develops, markets and installs proprietary equipment to achieve electric power cost savings for commercial and industrial firms. PowerCold's energy efficient products are designed to reduce power costs for air conditioning, refrigeration and on-site building power.

The Company derives its revenues from four principal product line applications. The first is proprietary applications for the HVAC industry including a patented four pipe integrated piping system for large commercial buildings and turnkey HVAC systems for light commercial national chain store applications. The second is a line of evaporative condensers, heat exchange systems and fluid coolers for the HVAC and refrigeration industry. The third is the design and packaging of custom chiller systems for the HVAC and refrigeration industry. The fourth is energy products including desiccant systems and engine driven chillers. The Company also provides engineering and project management for installation of its equipment in new construction.

PowerCold Technology, LLC is a Nevada limited liability company formed on February 22, 2004 ("PCT") to hold title to all of the Company's intellectual property as well as licensing such intellectual property. PowerCold Technology, LLC licenses intellectual property rights to PowerCold Products, Inc and PowerCold ComfortAir Solutions, Inc.

PowerCold International, Ltd. is a Nevada corporation formed on July 1, 2003 ("PCI"). It markets all Company products and system applications worldwide through various alliances and marketing agencies. See Note 14 for subsidiaries and business segments.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.

The guidance in that opinion; however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 152, which amends FASB statement No. 66, "Accounting for Sales of Real Estate," to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate Time-Sharing Transactions." This statement also amends FASB Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151, "Inventory Costs— an amendment of ARB No. 43, Chapter 4." This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this statement will have any immediate material impact on the Company.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (hereinafter "SFAS No. 150"). SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has determined the adoption of this statement will have no effect on the Company's financial statements.

POWERCOLD CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Advertising Expenses
Advertising expenses consist primarily of costs incurred in the design, development, and printing of Company literature and marketing materials. The Company expenses all advertising expenditures as incurred. The Company's advertising expenses were $3,015, $3,581 and $2,803 for the years ended December 31, 2004, 2003 and 2002, respectively.

Bad Debts Expense
The Company estimates bad debts utilizing the allowance method, based upon past experience and current market conditions. The Company recognized $1,135,539 of bad debts and accrued an additional $529,389 in the year ended December 31, 2004.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Compensated Absences
Employees of the Company are entitled to paid vacation, sick, and personal days off, depending on job classification, length of service, and other factors. The Company accrues vacation expense throughout the year. Accrued vacation payable for the years ended December 31, 2004, 2003 and 2002 was $5,625, $4,072 and $3,456, respectively, and is included in accrued expenses on the Company's balance sheet.

Concentration of Credit Risk
The Company maintains its cash in several commercial accounts at major financial institutions. At December 31, 2004, the Company's cash balance in one account exceeded Federal Deposit Insurance Corporation (FDIC) limits by $1,302,488 and at December 31, 2003, the Company's cash balance in one account exceeded (FDIC) limits by $200,000.

Contracts and Retentions Receivable
Contracts and retentions receivable from the sale of heating and air-conditioning systems for commercial properties are based on contracted prices. Allowance for doubtful accounts is based upon a quarterly review of outstanding receivables, historical collection information, and existing economic conditions. Normal contracts receivable are due 30 days after the date of the invoice. Contract retentions are due 30 days after completion of the project and acceptance by the owner. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. The Company's policy is not to accrue interest on trade receivables.

The Company carries its contracts and retentions receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. As of December 31, 2004, the Company's allowance account was $529,389. Additional information at December 31, 2004 and 2003 is as follows:

	2004	2003
Completed contracts, including retentions	$ 1,773,245	$ 1,169,666
Contracts in progress		
Current accounts	3,750,529	1,096,947
Retentions	416,725	121,882
Total contracts and retentions	5,940,499	2,338,495
Less allowance for doubtful accounts	(529,389)	-
Contracts and retentions receivable	$ 5,411,110	$ 2,388,495

Derivative Instruments

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (hereinafter "SFAS No. 149"). SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact on the financial position or results of operations of the Company.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which is effective for the Company as of January 1, 2001. These standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.
At December 31, 2004, 2003 and 2002, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

POWERCOLD CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Discontinued Operations
The Company adopted SFAS No. 144 effective August 1, 2001 and reports operating results of entities disposed of during the year as discontinued operations. Assets and liabilities of certain dispositions have been restated as net assets from discontinued operations for the years ended December 31, 2002 and 2003. See Note 16.

Earnings Per Share
On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 128, which provides for calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income/loss available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. Although there are common stock equivalents outstanding, they were not included in the calculation of earnings per share because they would have been considered anti-dilutive for the periods presented.

Fair Value of Financial Instruments
The Company's financial instruments as defined by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, advances from related party, trade accounts receivable, accounts payable, accrued expenses and notes payable. These instruments are accounted for on the historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2004, 2003 and 2002.

Goodwill
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (hereinafter "SFAS No. 141") and Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (hereinafter "SFAS No. 142"). SFAS No. 141 provides for the elimination of the pooling-of-interests method of accounting for business combinations with an acquisition date of July 1, 2001 or later. SFAS No. 142 prohibits the amortization of goodwill and other intangible assets with indefinite lives and requires periodic reassessment of the underlying value of such assets for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142. Application of the nonamortization provision of SFAS No. 142 resulted in an increase in net income of approximately $10,000 in fiscal 2002 and in 2003.

Goodwill represents the excess of the purchase price and related direct costs over the fair value of net assets acquired as of the date of the acquisition. Goodwill was amortized on a straight-line basis over ten years through December 31, 2001. At January 1, 2002, the Company adopted SFAS No. 142, which eliminates amortization of goodwill. The Company periodically reviews its goodwill to assess recoverability based on projected undiscounted cash flows from operations. Impairments are recognized in operating results when a permanent diminution in value occurs.

All goodwill previously recorded on the balance sheet was considered fully impaired at December 31, 2003 due to the discontinued segment of Technicold Services, Inc.

POWERCOLD CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax bases of assets and liabilities using statutory income tax rates in effect for the year in which the differences are expected to reverse. See Note 15.

Investment in Securities
Investments in debt and marketable equity securities are designated as trading, held to maturity, or available for sale in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Trading securities are reported at fair value, with changes in fair value included in earnings. Available for sale securities are reported at fair value, with net unrealized gains and losses included as a component of stockholder's equity. Held to maturity securities are reported at amortized cost. Gains and losses on the sale of securities are determined using the specific identification method. For all investment securities, unrealized gains and losses that are other than temporary are recognized as a component of earnings in the period incurred. Market value is determined based on quoted market prices. At December 31, 2004, 2003 and 2002, all of the Company's investment securities were classified as available for sale. See Note 9.

Patents Right and Related Technology
The cost of intellectual property purchased from others that is immediately marketable or that has an alternative future use is capitalized as intangible assets and amortized, if it has a determinable life. Capitalized costs are amortized using the straight-line method over the estimated economic life, typically ten to fifteen years, of the related asset. The Company periodically reviews its capitalized patent costs to assess recoverability based on the projected undiscounted cash flows from operations. Impairments are recognized in operating results when a permanent diminution in value occurs. Research and development are charged to operations as incurred. See Note 8.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, after elimination of intercompany accounts and transactions. Wholly owned subsidiaries of the Company are listed in Note 13.

Product Warranties
The Company sold the majority of its products with one-year unconditional repair or replacement warranties. Warranty expense of $265,899, $107,122 and $97,771 for the years ended December 31, 2004, 2003 and 2002, respectively is included in cost of sales.

Property and Equipment
Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. See Note 7.

POWERCOLD CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Reclassification & Restatements
Certain prior year amounts in the accompanying financial statements have been reclassified to conform to the fiscal 2004 presentation. The reclassifications principally consists of revised reporting of operating results of the discontinued segment of Technicold Services, Inc. in the prior fiscal period and, at December 31, 2004, the reclassification of fair market value of all outstanding options and warrants as paid-in-capital instead of a separate caption on the balance sheets and statement of stockholders' equity. These reclassifications have resulted in no changes to the Company's accumulated deficit or net losses presented. See Note 19.

The financial statements for 2003 and 2002 have been restated to correct an error, the recognition of a beneficial conversion feature of the convertible loans made to the Company in 2003 and 2002. The effect of the restatement was to increase the paid-in capital, increase the net loss and increase the interest expense for 2003 and 2002. See Note 19.

Restricted Cash
The Company is required pursuant to its loan agreement with Laurus to maintain $100,000 in its lock box account at all times.

Revenue Recognition
The Company recognizes revenue from product sales upon shipment to the customer. Service revenue is recognized when services are performed and billable.

During the last quarter of 2003, the Company adopted the percentage-of-completion method of accounting for long-term contracts. The Company believes that this method more accurately reflects periodic results of operations. The financial statements for 2002 have not been retroactively restated for the change since the Company began its contracting activities during the year ended December 31, 2003.

The Company accounts for long-term contracts on the percentage-of-completion method, and revenue is recognized as work on contracts progresses, however, estimated losses on contracts in progress are charged to operations immediately.

Costs and estimated earnings in excess of amounts billed on contracts in progress are classified as current assets. Billings in excess of costs and estimated earnings on contracts in progress are classified as current liabilities. Contract retentions are included in contracts receivable.

Shipping and Handling Fees and Costs
The Emerging Issues Task Force ("EITF") issued EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs", which was adopted during fiscal 2001.

Stock-Based Compensation
The Company accounts for stock issued for compensation in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees." Under this standard, compensation cost is the difference between the exercise price of the option and fair market of the underlying stock on the grant date. In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," the Company discloses the pro forma effects on net income and earnings per share as if compensation had been measured using the "fair value method" described therein.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (hereinafter "SFAS No. 148"), "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of the statement are effective for financial statements for fiscal years ending after December 15, 2002. As the Company accounts for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees," the adoption of SFAS No. 148 has no impact on the Company's financial condition or results of operations. See Note 13.

In December 2004, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 123R, "Accounting for Stock Based Compensations." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123. This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has not yet determined the impact to its financial statements from the adoption of this statement.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements, which contemplate continuation of the Company as a going concern, have been prepared in conformity with accounting principles generally accepted in the United States of America. At December 31, 2004, the Company had an accumulated deficit of $20,614,502 and recurring losses from operations for each year presented. Property, equipment and intangibles comprise a material portion of the Company's assets. The recovery of these assets is dependent upon achieving profitable operations. The ultimate outcome of these uncertainties cannot presently be determined.

Management plans to exploit its proprietary applications and technology and plastic products, while focusing on growth segments of the hospitality industry, national account chain stores and restaurants. Management expects to improve its cash management by addressing past due accounts receivable through rigorous collections policy. The Company intends to raise capital through the licensing of its heat exchange technology in markets outside of North America with five and ten year licensing agreements that include annual renewal fees and royalties on sales.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has received funding on several occasions from Simco Group, Inc, ("Simco"), a separate legal entity wholly owned by the Company's chairman and chief executive officer. This funding is unsecured, and due on demand.

During the year ended December 31, 2004, the Company repaid $245,080 of a related party note to Simco. In addition, $95,500 of consulting fees have been paid to Simco in advance by issuing 106,111 shares of common stock.

During the year ended December 31, 2003, the Company received an additional $161,108 as a short-term loan from Simco and Simco was issued 160,000 shares of common stock for consulting services of $120,000. See Note 10 and 12.

During the year ended December 31, 2002, the Company received $196,760 as a short-term loan from Simco. See Note 10.

NOTE 5 – ACQUISITIONS

Acquisition of Applied Building Technology, Inc.
Effective August 1, 2002, PowerCold Corporation acquired 100% of the assets of Applied Building Technology, Inc. ("ABT"), a St. Petersburg, Florida based supplier of complete standardized heating, ventilation and air conditioning packages for standard-sized commercial buildings. ABT's assets were transferred into PowerCold's wholly owned subsidiary, PowerCold ComfortAir Solutions, Inc., formerly known as Ultimate Comfort Systems.

Acquisition of Power Sources, Inc.
On December 1, 2001, PowerCold acquired all of Power Sources, Inc. (hereinafter "PSI"), a privately held firm engaged in the developing and marketing of cogeneration systems technology. PSI had no substantial operations prior to PowerCold's acquisition. The Company disposed of its interest in PSI in the year ended December 31, 2002. All issued common stock and common stock options were rescinded. See Note 16.

Acquisition of Heating and Air Conditioning System Technology
On December 1, 2000, the Company acquired the technology rights, patent rights, and license agreement for integrated piping technology relating to a heating and air conditioning system. This acquisition gave the Company United States transfer rights to the technology and all related assets. This technology was then placed into a newly formed, wholly owned subsidiary of the Company, PowerCold ComfortAir Solutions, Inc. formerly, Ultimate Comfort Systems.

POWERCOLD CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Acquisition of Rotary Power Enterprise, Inc.
Pursuant to the terms of the Rotary Power Enterprise, Inc. acquisition agreement, effective October 1, 1998, the Company issued 100,000 shares of common stock in exchange for 100% of the outstanding stock of Rotary Power Enterprise, Inc., which was formed during 1998 for the purpose of developing a new product line for PowerCold. Rotary Power was absorbed into PowerCold Products in the year ending December 31, 2002.

NOTE 6 – INVENTORY

Inventories are stated at the lower of average cost or market. The cost of finished goods includes the cost of raw material, direct and indirect labor, and other indirect manufacturing costs.

Inventories at December 31, 2004, 2003 and 2002 consist of raw materials.

The Company recorded a loss on impairment of materials inventory of $33,506 at December 31, 2003 and $147,204 at of December 31, 2002.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	December 31, 2004	December 31, 2003	December 31, 2002
Machinery and equipment	$ 266,256	$ 139,128	$ 139,128
Prototypes and molds	96,850	96,850	71,030
Furniture and fixtures	146,283	38,325	38,326
Total Property and Equipment	509,389	274,033	248,484
Less Accumulated Depreciation	173,714	138,175	117,886
Net Property and Equipment	$ 335,675	$ 135,858	$ 130,598

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $46,333, $20,289 and $19,417, respectively.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (hereinafter "SFAS No. 143"). SFAS No. 143 establishes guidelines related to the retirement of tangible long-lived assets of the Company and the associated retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets. The Company adopted SFAS No. 143 and the adoption did not have a material impact on the financial statements of the Company.

POWERCOLD CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 8 — INTANGIBLE ASSETS

The Company's intangible assets are summarized as follows:

	December 31, 2004	December 31, 2003	December 31, 2002
Patents and related technology	$ 1,902,263	$ 1,902,263	$ 1,441,416
Less: Accumulated amortization	653,458	595,532	514,700
Net Intangibles Assets	$ 1,248,805	$ 1,306,731	$ 926,716

Amortization expense for the years ended December 31, 2004, 2003 and 2002 was $57,926, $77,236 and $73,341, respectively.

The Company holds four patents for heat exchange and condenser technology for air conditioning, which expire 17 years from date of issue. The Company also holds a ten-year license on patented integrated piping technology, has five trademarks, and five patents pending.

In order to acquire the licensed chiller technology and the related licensed chiller intellectual property from Alturdyne, Inc., PowerCold paid $400,000 in 2002, and in 2003 forgave an account receivable of $460,000 due from Alturdyne.

NOTE 9 — INVESTMENTS

In 1996, as part of a planned merger which never took place, the Company invested $1,000,000 in Rotary Power International, Inc. (hereinafter "RPI") in exchange for 2,000,000 shares of RPI's common stock. As the Company's investment in RPI represented more than 20% but less than 50% of RPI's common stock outstanding, the equity method was used to account for the Company's interest. Although the Company advanced additional funds of $216,768 to RPI, deteriorating financial conditions and increasing losses in RPI caused the Company to write off its entire investment in RPI by the end of 1997.

During 2001, the Company's investment in RPI decreased to less than 20% of RPI's stock outstanding. In view of the changed circumstances, the Company's management elected to recognize its investment in RPI as available for sale securities. As of December 31, 2001, the fair market value of these securities was $970,000. At December 31, 2002, the fair market value of the securities was reduced to $38,800. At December 31, 2003, the fair market value of the securities was reduced to $19,317. At December 31, 2004 the fair market value of the securities was reduced to $0. This change in value has been recognized as other comprehensive loss in accordance with SFAS No. 115.

NOTE 10 – NOTES PAYABLE

<u>Long-Term Note Payable</u>
On July 29, 2004 the Company entered into a securities purchase agreement with Laurus Master Fund, Ltd., a Cayman Islands company ("Laurus") for the purchase of a $5,000,000 convertible term note ("note"). Under the terms of the securities purchase agreement, the Company also issued common stock purchase warrants to Laurus to purchase 615,000 shares of common stock, exercisable for three years from the initial exercise date. The exercise prices of the warrants are $2.63 for 300,000 shares and $3.07 for the remaining shares.

The note, which matures on July 29, 2007, bears interest at the prime rate of interest plus 1 percentage point, with a minimum interest rate of 5% and a maximum rate of 8%. The note is convertible into common stock with a conversion price of $1.87 on July 29, 2004, subject to conversion by Laurus as well as an automatic conversion. The fixed conversion price of $1.87 per share is applicable when the PowerCold stock average closing price for the five days prior to the repayment is at or above 110% of the fixed conversion price. Conversion at less than the fixed conversion price is set at 90% of the average of the five lowest trading days in the 22 trading days prior to the conversion date. The fixed price cannot be less than $1.10 per share. The beneficial conversion feature of this note has been recorded additional paid-in capital of $569,106 and as a discount to the note, amortizable over three years. At December 31, 2004 $79,042 has been amortized. The Company also retains the right to prepay the note at 125% of the unpaid balance for 12 months from July 29, 2004; 115% of the unpaid balance for 12-24 months from July 29, 2004; and 110% of the unpaid balance after 24 months from July 29, 2004. As consideration for investment banking services in connection with the securities purchase agreement, the Company paid 4.29% of the gross proceeds to Laurus Capital Management, LLC, (an affiliate of Laurus Master Fund, Ltd), who received consideration for investment banking services in connection with the securities purchase agreement. Laurus Capital Management LLC is the entity that exercises voting and investment power on behalf of Laurus Master Fund, Ltd, the selling shareholder, 0.04% to Loeb & Loeb, LLP a California limited liability partnership as the escrow agent for the transaction and 8.5% of the gross proceeds to the Dragonfly Capital Partners, LLC (an affiliate of Oberon Group, LLC, a North Carolina Limited Liability Company).

Laurus can convert to equity any portion of the principal balance and accrued but unpaid interest subject to the limitations of the 35% aggregate trading limit for the 22 days prior to redemption and the 4.99% total holdings limitation with the only exceptions being default and prior 75 day notification by Laurus that they will exceed the 4.99% ownership limitation but will be restricted to a 19.99% limitation not to exceed 4,457,995 shares.

Monthly amortizing payments of the aggregate principal amount outstanding under the note begin on February 1, 2005 in the amount of $166,667 plus interest. The Company has recorded a discount on the note for deferred financing costs of $641,500 which will be amortized over the life of the loan. Amortization expense at December 31, 2004 was $53,460. The Company has recorded a discount on the note for deferred financing costs of $641,500 which will be amortized over the life of the loan. Amortization expense at December 31, 2004 was $53,460.

The Company also agreed to file a registration statement within 45 days from July 29, 2004, registering the number of shares underlying the secured convertible term note and the warrants, and to have that registration statement declared effective with the Securities and Exchange Commission within 120 days from July 29, 2004. In the event that the registration statement is not declared effective by the Securities and Exchange Commission by the required deadline, the Company is obligated to pay to Laurus Master Fund 1% of the original principal amount of the convertible note, for each 30-day period, or portion thereof, during which the registration statement is not effective.

Future minimum principal payments on the note are as follows:

Year	Annual Maturity Amount
2005	$1,166,666
2006	$1,666,667
2007	$2,166,667

Vehicle Loan
During the year ended December 31, 2004, the Company purchased a truck for $23,421. The note is secured by the vehicle and is for thirty-five months and no interest. The monthly payment is $650. At December 31, 2004, the note balance was $16,581. Future principal payments are as follows:

Year	Annual Maturity Amount
2005	$8,035
2006	$8,546

Current Notes Payable
At December 31, 2004, 2003 and 2002, notes payable included of a line of credit is payable to Royal Bank of Canada for $34,014 U.S. The Company made interest only payments on this line of credit which is unsecured. Interest expense on this loan was $2,430 for each of the years ended December 31, 2002 and 2001. During the year ended December 31, 2003, the Company discontinued making the interest payments and is disputing the loan which was in the name of Steven and Susan Clark and remains in dispute as of the date of this filing.

The Company received from Simco $196,760 in unsecured advances during 2002 and an additional $161,108 and $100,000 during 2003 and 2004, respectively. The advances bear interest at 8% and are payable on demand. No payments were made against the principal during 2002 or 2003 and $345,080 was repaid in 2004. The debt was convertible to common stock as calculated at 50% of the bid price at the end of the quarter preceding conversion during 2003 and 2002. The loan made during 2004 is convertible at the fair market value of the stock at the date of conversion. The beneficial conversion feature of these loans is recorded as additional paid in capital. The interest expense, related to these loans, recorded in 2003 and 2002 is $218,979 and $195,538, respectively.

At year end December 31, 2003, the Company issued a promissory note for $300,000 with a non-detachable warrant to purchase up to 60,000 shares of common stock until May 10, 2004. This note was due May 10, 2004 and had no stated interest rate. In consideration of an additional 30,000 warrants to purchase common stock at $1.50 per share for a term of 3 years to expire on July 28, 2007 the promissory note redemption date was extended to July 28, 2004 and repaid at that time.

FINANCE PROGRAM

On July 22, 2004 the Company agreed to a financing program with a major mortgage corporation. The financing program may provide the Company's commercial customers with significant financing to purchase or lease HVAC systems from PowerCold ComfortAir Solutions, Inc. The Company has no commitment or contingency related to this agreement.

POWERCOLD CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 11 – CONVERTIBLE PREFERRED STOCK

The Company is authorized to issue 5,000,000 shares of $0.001 par value preferred stock, which contains no voting privileges. Shareholders are entitled to cumulative dividends, and each share of preferred stock may be converted into the Company's common stock. No shares of preferred stock have been issued.

NOTE 12 – COMMON STOCK

Upon incorporation, the Company was authorized to issue 200,000,000 shares of its $0.001 par value common stock.

During the year ended December 31, 2004, the Company issued 1,909,067 shares of common stock. The Company issued 248,000 shares of common stock for consulting fees of $108,000 and the services of $123,250. In addition 390,625 shares of common stock with 192,032 warrants attached were issued in a private placement for cash of $320,000. Of the attached warrants 31,407 are exercisable at $2.50 per share until June 30, 2007 and 160,625 are exercisable at $2.00 per share until July 19, 2009. The calculated Black-Scholes fair market valuation was $108,732. Additionally, 878,480 warrants were exercised for cash of $779,075 and 210,000 options were exercised for cash of $210,000. The Company issued 156,962 common stock shares for a loan conversion of $253,501 and 25,000 shares of common stock toward a partial interest in a patent acquisition at $1.50 per share for a value of $37,500.

During the year ended December 31, 2003, the Company issued 282,000 shares of common stock for prepaid consulting fees of $120,000 and services of $96,000. In addition 2,317,300 shares of common stock were issued for cash of $2,032,125 and 200,000 shares with a fair market value of $1.50 were issued for an acquisition of Applied Building Technologies. Additionally, 335,384 warrants were exercised for cash of $503,776. The Company issued 5,000 shares of common stock as compensation for $3,745 and cancelled 5,000 shares upon termination of an employee.

During the year ended December 31, 2002, the Company issued 1,658,666 shares of common stock for cash of $2,562,126. In the same period, 32,000 warrants were exercised at $1.00 per share; 82,562 shares of common stock were issued for compensation at the fair market value of the stock of $0.58 per share; and an additional 440,956 shares of common stock were issued for services at the fair market value of the stock of $1.05 per share. For the acquisition of ABT, the Company issued 300,000 shares of common stock with a fair market value of $1.50 per share. See Note 5.

NOTE 13 – STOCK-BASED COMPENSATION AND STOCK OPTIONS

During the year ended December 31, 2004, the Company issued 3,075,799 common stock options with an average exercise price of $1.61 per share and a fair market value of $1,897,463. These options expire from January 2007 through January 2010. Options issued as compensation totaled 2,635,799 with an average exercise price of $1.51 per share and a fair market value of $1,768,982. Common stock options issued for services totaled 440,000 with an average exercise price of $2.17 per share and a fair market value of $128,481.

During the year ended December 31, 2003, the Company issued 712,725 common stock options with an average exercise price of $1.37 per share and a fair market value of $492,597 as compensation. These options expire from February 2004 through December 2008.

POWERCOLD CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

During the year ended December 31, 2002, the Company issued 167,500 common stock options with an exercise price of $0.50 per share and a fair market value of $361,875 as compensation. These options expire from February through August 2005.

The Company issued 108,333 common stock options for acquisitions with a fair market value on the date of grant for $89,916, with an exercise price of $1.00 to $1.50. The Company also issued 255,000 common stock options for services for the fair market value on the date of grant for $192,100, with an exercise price of $1.50 to $3.00. These options expire from October 2004 through December 2005.

The board of directors approved the exercise price of the options issued to employees to be at market value at the time of grant commencing January 2004. In prior periods, the exercise price was discounted because the stock is restricted.

The following is a summary of the Company's open stock option plans:

Equity compensation approved by security holders	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
2002 Stock Option Plan	575,000	$1.50	183,370
Total	575,000		183,370

The Company applies APB Opinion No. 25 in accounting for options and, accordingly, recognized no compensation cost for its stock options in 2004, 2003, and 2002. The following reflects the Company's pro forma net loss and net loss per share as if the Company had determined compensation costs based upon fair market values of options at the grant date, as well as the related disclosures required by SFAS 123:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Net loss as reported	$ (4,337,032)	$ (2,656,548)	$ (4,291,443)
Adjustment required by SFAS 123	(3,794,926)	(492,597)	(553,975)
Pro forma net loss	$ (8,131,958)	$ (3,149,145)	$ (4,845,418)
Pro forma net loss per share, basic and diluted	$ (0.40)	$ (0.16)	$ (0.28)

	Number of Shares Under Option		Weighted Average Exercise Price
Outstanding January 1, 2002	3,692,558	$	0.84
Granted	530,833		1.22
Exercised	-		-
Rescinded or expired	(127,500)		.88
Outstanding and exercisable at December 31, 2002	4,095,891		1.06
Granted	712,725		1.37
Exercised	(300,000)		0.50
Rescinded or expired	(456,333)		1.06
Outstanding and exercisable at December 31, 2003	4,052,283		1.16
Granted	3,075,799		1.61
Exercised	(210,000)		1.00
Rescinded or expired	(1,549,579)		1.38
Outstanding at December 31, 2004	5,398,503	$	1.36
Exercisable at December 31, 2004	5,398,503	$	1.36
Weighted average fair value of options granted during 2004		$	1.61

At December 31, 2004, exercise prices for outstanding options ranged from $0.50 to $3.50. The weighted average contractual life remaining of such options was 2.8 years.

In accordance with Statement on Financial Accounting Standard No. 123, the fair value of the options granted was estimated using the Black-Scholes Option Price Calculation. The following assumptions were made to value the stock options:

Risk-free Interest Rate	4.25%
Expected Life	1 to 5 years
Expected Volatility	35%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable.

In addition, option valuation models require the input of subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

POWERCOLD CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Some options issued have been approved by the Company's board of directors but have not been approved by the Company's shareholders. Under the 2002 Stock Option Plan, 758,370 shares were approved by the Company's board of directors and the Company's shareholders and 575,000 have been issued in accordance with the plan

NOTE 14 – REPORTABLE SEGMENTS

PowerCold currently has four reportable business segments: PowerCold Corporation, PowerCold Products (formerly known as RealCold Products, Inc.), and PowerCold ComfortAir Solutions Inc. (formerly known as Ultimate Comfort Systems, Inc.), and PowerCold Technology, LLC.

PowerCold Products, Inc. designs and produces unique products for the refrigeration industry. PowerCold ComfortAir Solutions, Inc. develops HVAC solution for commercial and industrial applications as well as construction management and consulting services. PowerCold Technology, LLC holds the technology rights, patent rights and license agreement for an integrated piping technology for heating and air conditioning systems and all other intellectual property and patents of the company and licenses the technology to PowerCold Corporation subsidiaries and other entities that enter into technology licensing agreements. PowerCold Corporation ("Corporate") provides financial services for its subsidiaries.

Segment information (after intercompany eliminations) for the years ended December 31, 2004, 2003 and 2002 are as follows:

	December 31, 2004	December 31, 2003	December 31, 2002
Revenues:			
Corporate	$ -	$ -	$ -
PowerCold International, Ltd.	-	-	-
PowerCold Technology, LLC	-	-	-
PowerCold Products, Inc.	-	620,209	628,217
PowerCold ComfortAirSolutions	9,090,743	3,450,267	877,673
Total Revenues	$ 9,090,743	$ 4,070,476	$ 1,505,890

	December 31, 2004	December 31, 2003	December 31, 2002
Operating income (loss):			
Corporate	$ (1,245,821)	$ (1,613,998)	$ (2,999,593)
PowerCold International, Ltd	(102,542)	-	-
PowerCold Technology, LLC	(39,465)	-	-
PowerCold Products, Inc.	(1,490,215)	(759,357)	(1,113,179)
PowerCold ComfortAirSolutions	(1,458,989)	(283,193)	(178,671)
Net Loss	$ (4,337,032)	$ (2,656,548)	$ (4,291,443)

POWERCOLD CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

		December 31, 2004		December 31, 2003		December 31, 2004
Identifiable assets:						
Corporate	$	1,605,795	$	1,520,292	$	747,986
PowerCold International, Ltd		-		-		-
PowerCold Technology, LLC		1,248,805		-		-
PowerCold Products, Inc.		310,487		352,255		577,966
PowerCold ComfortAirSolutions		5,410,463		2,720,169		358,598
Total Identifiable Assets	$	8,575,550	$	4,592,716	$	1,684,550
Depreciation and amortization:						
Corporate	$	-	$	-	$	-
PowerCold International, Ltd		-		-		-
PowerCold Technology, LLC		19,309		-		-
PowerCold Products, Inc.		75,507		86,301		81,963
PowerCold ComfortAirSolutions		18,226		11,224		10,795
Total Depreciation and Amortization	$	113,042	$	97,525	$	92,758

All of the Company's assets are held within the United States.

PowerCold's reportable segments are strategic business units that offer different products or services. They are managed separately because each business requires different technology and marketing strategies.

The Company did have sales in foreign countries through its subsidiaries, PowerCold Products, Inc and PowerCold ComfortAirSolutions, Inc. During the years ended December 31, 2004, 2003 and 2002, the Company had total foreign sales in the amount of $264,364 (2.9% of total revenue); $157,582 (3.9% of total revenue) and $253,271 (16.8% of total revenue), respectively.

NOTE 15 –INCOME TAXES

Provision for Taxes
Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes." Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At December 31, 2004, the Company had a net deferred tax asset calculated at an expected rate of 34 % of approximately $4,100,000, principally arising from net operating loss carryforwards for income tax purposes. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset is present at December 31, 2004 and in prior years.

At December 31, 2004 the Company has net operating loss carryforwards of approximately $12,000,000, which expire in the years 2015 through 2024. The Company recognized approximately $309,000 of losses from issuance of common stock warrants for expense in fiscal 2004, which are not deductible for tax purposes and are not included in the above calculation of deferred tax assets. The change in the allowance account from December 31, 2003 to December 31, 2004 was $1,300,000.

The significant components of the approximate deferred tax asset at December 31, 2004, 2003 and 2002 were as follows:

	December 31, 2004	December 31, 2003	December 31, 2002
Net operating loss carryforward	$ 12,000,000	$ 8,300,000	$ 5,800,000
Warrants issued for expenses	$ 309,000	$ 97,000	$ -
Unrealized net gain (loss) on investments	$ (19,000)	$ 19,000	$ 931,000
Deferred tax asset	$ 4,100,000	$ 2,800,000	$ 1,900,000
Deferred tax asset valuation allowance	$ (4,100,000)	$ (2,800,000)	$ (1,900,000)

NOTE 16 – LEASES

Operating Leases
The Company leases sales offices in Largo, Florida for $5,576 per month under an operating lease agreement, which expires July 31, 2008.

The Company leased sales offices and plant space in LaVernia, Texas for $3,625 per month under an operating lease agreement, which expired March 30, 2004. The Company currently rents this space on a month to month basis at $3,000.

Total rent expense for the years ended December 31, 2004, 2003 and 2002 was $124,145, $85,169 and $36,000, respectively.

The Company rents office space in San Antonio, Texas. The rent is $690 per month on a month to month basis.

Future minimum rental commitments are as follows:

Year Ending December 31,		Amount
2005	$	66,912
2006		69,245
2007		71,894
2008		43,192
Total	$	251,243

NOTE 17 – DISPOSITION OF TECHNICOLD SERVICES, INC., CHANNEL FREEZE TECHNOLOGIES, INC. AND POWER SOURCES, INC.

During the year ended December 31, 2003, the Company elected to fully dispose of Technicold Services, Inc ("TSI"), and recorded costs associated from discontinued operations of $18,160.

The assets and liabilities disposed of from the discontinued operations of TSI were as follows:

Cash	$	8,187
Other asset		675
Equipment, net		1,238
Goodwill, net		16,866
Total Assets	$	26,966
Account payable	$	6,136
Assets in excess of liabilities	$	20,830

During the year ended December 31, 2002, the Company elected to fully dispose of Channel Freeze Technologies, Inc. ("CFTI") and recorded costs associated from discontinued operations of $563,358. The Company returned to CFTI's previous owners the entity's patent and intellectual property in exchange for a release from an unpaid liability of $200,000 and a release from any other contingent or future liabilities. The assets and liabilities disposed of from the discontinued operation of CFTI were as follows:

Manufacturing equipment, net	$	3,000
Patents and intellectual property, net		665,951
Total Assets	$	668,951
Account payable	$	200,000
Assets in excess of liabilities	$	468,951

During the year ended December 31, 2002, the Company disposed of Power Sources, Inc. ("PSI") by returning the acquired assets and liabilities to the original owner. The stock and options given as part of the acquisition were rescinded. The Company recorded a net loss on disposition of $288,830, which has been reported as loss from discontinued operations.

The assets and liabilities disposed of from discontinued operations of PSI were as follows:

Cash	$	879
Accounts receivable		921,050
Notes receivable		13,000
Total Assets	$	934,929
Accounts payable	$	791,392
Assets in excess of liabilities	$	143,537

Costs associated with the disposal of TSI, CFTI and PSI were accounted for in discontinued operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (hereinafter "SFAS No. 146"). SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 was issued in June 2002, effective December 31, 2002 with early adoption encouraged. The effect on the Company's financial statement of the adoption of SFAS No. 146 is reflected in discontinued operations.

NOTE 18 – RESTATEMENT OF PRIOR YEARS' FINANCIAL STATEMENTS

In accordance with generally accepted accounting principles, the financial results of the business segments discontinued (of TSI, CFTI and PSI) are reported as discontinued operations.

The Company's financial results of prior periods have been reclassified to reflect the discontinued operations of TSI in 2003. Condensed results of discontinued segments are as follows:

		December 31, 2003		December 31, 2002
Net Sales				
CFTI	$	-	$	-
PSI		-		-
TSI		17,750		90,032
Total	$	17,750	$	90,032
Income (Loss) Before Income Taxes				
CFTI	$	-	$	(94,401)
PSI		-		(145,299)
TSI		2,670		9,495
Total		2,670		(230,205)
Income Tax		-		-
Net Income (Loss)	$	2,670	$	(230,205)

POWERCOLD CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (hereinafter "SFAS No. 144"). SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations to include a "component of an entity" (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale, or has been disposed of, is presented as a discontinued operation if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component.

The Company adopted SFAS No. 144 effective August 1, 2001. Consequently, the operating results of TSI, which was disposed of during the year ended December 31, 2003, and of CFTI and PSI, which were disposed of during the year ended December 31, 2002, are included in discontinued operations. Assets and liabilities of TSI, CFTI and PSI have been restated as net assets from discontinued operations for the years ended December 31, 2002 and 2001. See Note 16.

The accompanying financial statements for 2003 and 2002 have been restated to correct an error for the recognition of a beneficial conversion feature of the convertible loans made in 2003 and 2002. The effect of the restatement was to increase additional paid in capital, increase net loss and increase interest expense for 2003 and 2002 by $218,979 and $195,538 net of income tax, respectively, ($0.01 per share). Accumulated deficit at the beginning of 2002 was not affected by this correction.

The fair market value of the stock at the date of the convertible debt issue in 2003 and 2002 was $1.39 and $1.61 per share, respectively.

	2003	2002
Debt at year-end	$ 220,566	$ 196,760
Conversion at 50% of fair market value at date of issuance of convertible debt	0.695	0.805
Number of convertible shares deemed converted	317,361	244,422
At the average of 50% of fair market value		
Conversion of 2002 debt 1.61-.81=.80		0.80
conversion of 2003 debt 1.39-.70=.69	0.69	
Value of the beneficial conversion	$ 218,979	$ 195,537

NOTE 20 – COMMITMENTS AND CONTINGENCIES

PowerCold's subsidiaries are named as defendants in three separate lawsuits. In each action, the claims sought by plaintiffs are less than $60,000. The Company is vigorously defending these claims and expects that its aggregate liability in these matters will not exceed $64,000, which has bee accrued at December 31, 2004.

PowerCold has filed several claims against payment bonds issued on the behalf of contractors totaling $331,137. Several lawsuits have been filed by the Company to recover past due receivables of approximately $675,812. In one instance, a claim of $128,590, if unpaid, is expected to be arbitrated, and others are contemplated if collection efforts prove unsatisfactory. In addition, the Company has reserved $529,389 as an allowance for doubtful accounts based upon the age of certain receivables, some of which are retentions on completed jobs.

NOTE 21 – ECONOMIC DEPENDENCY

The Company sells its products and engineering and contracting services throughout the United States and other countries. During the years ended December 31, 2004, 2003 and 2002, product and contracting services were provided to the following major customers:

Major PowerCold Products, Inc customers constituting 10% or more of annual revenue.

2002   Alturdyne Inc. $100,204; 15.8% of revenue; E-PAK Technology, Inc. $315,991; 49.8% of revenue
2003   Shun Sheong Electrical Engineering $129,066; 39.9% of revenue; ACCRA-TEMP, Inc. $35,135; 10.9% of revenue; E-PAK Technology, $39,510; 12.2% of revenue; Trane – Clarksville, $44,035; 13.6%.
2004   None

Major PowerCold ComfortAir Solutions, Inc customers constituting 10% or more of annual revenue.

2002   Facility Service PLC, $277,633, 31.7% of revenue; Buron Construction $191,360, 21.8% of revenue; Dick Anderson Co., $208,044, 23.7% of revenue
2003   Zakco Commercial Consultants, Inc, $800,000, 19.3% of revenue; Alturdyne, $460,000, 11.1% of revenue
2004   Wingate Inn New Orleans (Gulf Development LLC) $1,485,754, 16.3% of revenue; Wingate Inn NV, $1,251,644, 13.8% of revenue; Health First $920,116, 10.1% of revenue.

NOTE 22— CONTRACTS IN PROGRESS

The Company recognizes construction contract revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined. Revenues recognized in excess of amounts billed are classified as current assets under "costs and estimated earnings in excess of billings on contracts in progress." The Company anticipates that substantially all incurred costs associated with contract work in progress at December 31, 2004 will be billed and collected in 2005.

POWERCOLD CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

For the year ended December 31, 2004 contract amounts, costs, estimated earnings, and the related billings to date on completed contracts and contracts in progress were as follows:

	Contract Revenues Earned	Contract Costs Incurred	Gross Profit
Construction contracts in progress at December 31, 2004	$ 8,579,584	$ 6,571,082	$ 2,008,502
Construction contracts completed during the year	4,793,203	3,511,448	1,281,755
Total construction activity	$ 3,786,381	$ 3,059,634	$ 726,747

Contracts in progress as of December 31, 2004 were as follows:

Cumulative costs to date	$ 3,059,634
Cumulative gross profit to date	726,747
Cumulative revenue earned	3,786,381
Less progress billings to date	4,167,254
Net over billings	$ 380,873

The following is included in the accompanying balance sheet under these captions as of December 31, 2004:

Costs and estimated in excess of billings on contracts in progress	$ -
Billings in excess of costs and estimated earnings on contracts in progress	380,873
Net over billings	$ 380,873

NOTE 23 – BACKLOG

The following schedule summarizes the backlog on contracts during the year ended December 31, 2004. Backlog represents the amount of revenue from contractual agreement signed before year-end on which work has not yet begun.

New contracts during the year	$ 11,041,369
Less contract revenue earned during the year	8,579,584
Backlog balance, for installation contracts only, at December 31, 2004	$ 2,461,785

The Company also entered into additional contracts with estimated revenues of $2,961,005 between January 1, 2005 and March 15, 2005 which in addition to the backlog will be recognized as revenue as work is performed during 2005.

POWERCOLD CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 24 — SUBSEQUENT EVENTS

On July 29, 2004, the Company entered into a securities purchase agreement with Laurus Master Fund, Ltd., a Cayman Islands company ("Laurus") for the purchase of a $5,000,000 of a convertible term note. Under the terms of the securities purchase agreement, the Company also issued common stock purchase warrants to Laurus to purchase 615,000 shares of common stock, exercisable for three years from the initial exercise date. The exercise prices of the warrants are $2.63 for the 300,000 shares and $3.07 for the remaining shares. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Regulation D, Rule 506 of the Securities Act of 1933.

The securities purchase agreement, secured convertible term note and the registration rights agreement with Laurus, all dated July 29, 2004, were amended on March 9, 2005 to reschedule the originally required effectiveness date (November 27, 2004) of the registration statement filed with the SEC to June 15, 2005, and to reschedule the initial principal payments due February, March, April and May 1, 2005 to April, May, June and July 1, 2007.   For the amended rescheduled payments and new effective date the Company has agreed to issue a new warrant purchase agreement to Laurus for 665,000 shares for a term of five years at $1.70 per share. The Company will take a fair market value charge of $125,302 for the issuance of 215,000 warrants for the rescheduled principal payments over the period from February 1, 2005, through August 1, 2007.   In addition the Company will take a fair market value charge of $262,260 for the issuance of 450,000 warrants as a result of the registration statement filed with the SEC not being effective as of November 27, 2004 and being extended to June 15, 2005.

POWERCOLD CORPORATION
CONSOLIDATED BALANCE SHEETS

	June 30, 2005 Unaudited		December 31, 2004		2003
ASSETS					
CURRENT ASSETS					
Cash	$ 467,459	$	1,206,416	$	374,678
Restricted cash	103,694		100,000		-
Contracts and retentions receivable, net of allowance	9,005,119		5,411,110		2,388,495
Costs and estimated earnings in excess on contracts in progress	-		-		245,535
Inventory	171,504		120,926		11,156
Prepaid expenses	320,427		141,790		100,118
Total Current Assets	10,068,203		6,980,242		3,119,982
OTHER ASSETS					
Property and equipment, net	296,569		335,675		135,858
Patent rights and related technology, net	1,359,382		1,248,805		1,306,731
Contracts in place	216,425		-		-
Securities available for sale	-		-		19,317
Deposits	12,479		10,828		10,828
Total Other Assets	1,884,855		1,595,308		1,472,734
TOTAL ASSETS	$ 11,953,058	$	8,575,550	$	4,592,716
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES					
Accounts and retentions payable	$ 6,704,854	$	3,577,077	$	896,447
Accrued expenses	312,141		189,387		356,583
Billings in excess of costs and estimated earnings on contracts in progress	380,873		380,873		947,807
Commissions and royalty payable	165,563		252,948		8,180
Accounts payable, related party	783,597		172,236		417,236
Convertible debt, net of discounts	1,166,667		1,166,666		334,014
Notes payable, current portion	41,764		42,036		-
Current portion of capital lease payable	-		-		632
Total Current Liabilities	9,555,459		5,781,223		2,960,899
LONG-TERM LIABILITIES					
Convertible note payable, net of current portion	3,020,235		2,755,590		-
Note payable, net of current portion	7,800		8,546		-
Total Long-term Liabilities	3,028,035		2,764,136		-
COMMITMENTS AND CONTINGENCIES	56,105		-		69,417
STOCKHOLDERS' EQUITY					
Convertible preferred stock, Series A, $0.001 par value; 5,000,000 shares authorized, no shares issued and outstanding	-		-		-
Common stock, $0.001 par value; 200,000,000 shares authorized, 24,731,696; 21,576,750; and 18,442,066 shares issued and outstanding, respectively	24,732		23,486		21,578
Additional paid-in capital	22,009,614		20,621,207		17,384,460
Accumulated deficit	(22,720,887)		(20,614,502)		(15,862,955)
Accumulated other comprehensive income	-		-		19,317
Total Stockholders' Equity (Deficit)	(686,541)		30,191		1,562,399
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 11,953,058	$	8,575,550	$	4,592,716

See accompanying condensed notes.

POWERCOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three Months Ended June 30,		
	2005 Unaudited	2004 Unaudited	2003 Unaudited
REVENUES			
Contracts including equipment	2,850,101 $	2,125,955 $	-
Equipment	370,953	235,155	2,138,976
Total Revenues	3,221,054	2,361,110	2,138,976
COST OF REVENUES			
Direct labor and equipment-contracts	2,464,886	1,678,490	-
Direct labor and material-equipment	124,397	53,034	1,758,372
Warranty expense	39,990	46,841	-
Manufacturing supplies	14,662	8,167	-
Shipping and handling	1,825	41,569	-
Total Cost of Revenues	2,645,760	1,828,101	1,758,372
GROSS PROFIT (LOSS)	575,294	533,009	380,604
OPERATING EXPENSES			
Sales, marketing and advertising	355,077	28,898	4,147
General and administrative	627,949	743,914	751,275
Research and development	200,972	15,883	-
Legal and accounting	103,134	132,716	-
Depreciation and amortization	31,765	32,793	46,063
Total Operating Expenses	1,318,897	954,204	801,485
LOSS FROM OPERATIONS	(743,603)	(421,195)	(420,881)
OTHER INCOME (EXPENSES)			
Interest income	2,758	467	59
Interest and financing expense	(249,481)	(154,340)	(953)
Other income (expense)	69,884	1,374	237,529
Total Other Income (Expenses)	(176,839)	(152,499)	236,635
LOSS BEFORE INCOME TAX	(920,442)	(573,694)	(184,246)
INCOME TAX EXPENSE	-	-	-
LOSS FROM CONTINUING OPERATIONS	(920,442)	(573,694)	(184,246)
NET LOSS	(920,442)	(573,694)	(184,246)
OTHER COMPREHENSIVE INCOME (LOSS)			
Unrealized gain (loss) on investments	-	-	-
COMPREHENSIVE LOSS	(920,442) $	(573,694) $	(184,246)
NET LOSS PER COMMON SHARE:			
BASIC AND DILUTED	(0.04) $	(0.03) $	(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING,			
BASIC AND DILUTED	24,266,403	21,805,083	19,202,066

See accompanying condensed notes.

POWERCOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Six Months Ended June 30,		
		2005 Unaudited	2004 Unaudited	2003 Unaudited
REVENUES				
Contracts including equipment	$	5,280,540 $	4,239,183 $	-
Equipment		524,481	363,030	3,251,310
Total Revenues		5,805,021	4,602,213	3,251,310
COST OF REVENUES				
Direct labor and equipment-contracts		4,508,286	3,157,987	-
Direct labor and material-equipment		232,524	105,175	2,677,850
Warranty expense		39,990	99,254	-
Manufacturing supplies		24,594	12,653	-
Shipping and handling		13,214	65,906	-
Total Cost of Revenues		4,818,608	3,440,975	2,677,850
GROSS PROFIT (LOSS)		986,413	1,161,238	573,460
OPERATING EXPENSES				
Sales, marketing and advertising		664,784	209,995	100,081
General and administrative		1,206,448	1,411,818	1,205,402
Research and development		336,953	21,157	-
Legal and accounting		142,711	167,471	-
Depreciation and amortization		63,942	52,368	71,131
Total Operating Expenses		2,414,838	1,862,809	1,376,614
LOSS FROM OPERATIONS		(1,428,425)	(701,571)	(803,154)
OTHER INCOME (EXPENSES)				
Interest income		4,841	467	119
Interest and financing expense		(752,685)	(309,249)	(1,195)
Other income (expense)		69,884	1,374	237,597
Total Other Income (Expenses)		(677,960)	(307,408)	236,521
LOSS BEFORE INCOME TAX		(2,106,385)	(1,008,979)	(566,633)
INCOME TAX EXPENSE		-	-	-
LOSS FROM CONTINUING OPERATIONS		(2,106,385)	(1,008,979)	(566,633)
NET LOSS		(2,106,385)	(1,008,979)	(566,633)
OTHER COMPREHENSIVE INCOME (LOSS)				
Unrealized gain (loss) on investments		-	-	(19,483)
COMPREHENSIVE LOSS	$	(2,106,385) $	(1,008,979) $	(586,116)
NET LOSS PER COMMON SHARE:				
BASIC AND DILUTED	$	(0.09) $	(0.05) $	(0.03)
WEIGHTED AVERAGE NUMBER OF				
COMMON SHARES OUTSTANDING,				
BASIC AND DILUTED		23,884,443	21,754,805	19,102,066

See accompanying condensed notes.

POWERCOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,		
	2005 Unaudited	2004 Unaudited	2003 Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	(2,106,385) $	(1,008,979) $	(566,633)
Adjustments to reconcile net loss to net cash			
used in operating activities:			
Depreciation and amortization	85,616	52,368	71,131
Amortization of discount on note payable	264,645	-	(196,324)
Issuance of common stock for services	420,000	188,250	145,800
Options issued for services	62,008	-	-
Warrants issued for financing fees	155,835	-	-
Warrants issued for serivces	-	309,706	-
(Increase) decrease in assets:			
Accounts receivable	(3,594,009)	(2,596,385)	(2,413,680)
Inventories	(50,578)	(124,189)	(13,543)
Prepaid expenses	-	-	(56,125)
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses	3,004,928	(50,405)	1,662,139
Accounts payable, related party	-	(28,000)	-
Billings in excess of costs	-	1,185,848	207,937
Net cash used in operating activities	(1,757,940)	(2,071,786)	(1,159,298)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(8,954)	(115,341)	(5,416)
Purchase of technology	-	-	-
Deposits	(1,651)	-	(13,808)
Net cash used in investing activities	(10,605)	(115,341)	(19,224)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal payments on capital lease	-	(632)	(1,195)
Principal payments on loans	(1,018)	-	-
Proceeds from issuance of shares	422,940	670,309	1,975,001
Proceeds from borrowings	-	1,597,203	5,000
Net proceeds from borrowings, related party	611,360	-	(44,524)
Net cash provided by financing activities	1,033,282	2,266,880	1,934,282
Net increase (decrease) in cash	(735,263)	79,753	755,760
Cash at beginning of year	1,306,416	374,678	93,372
Cash at end of period	571,153 $	454,431 $	849,132

See accompanying condensed notes.

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid	$	173,106	$	-	$	-
Income taxes paid	$	-	$	-	$	-

NON-CASH TRANSACTIONS:

Issuance of common stock for prepaid consulting	$	420,000	$	100,000	$	-
Issuance of common stock for services	$	-	$	188,250	$	145,800
Warrants issued for financing fees	$	155,835	$	309,706	$	-
Issuance of options for services	$	62,008	$	-	$	-
Stock issue for acquisition	$	306,000	$	-	$	-

See accompanying condensed notes.

POWERCOLD CORPORATION
CONDENSED NOTES TO CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
June 30, 2005

NOTE 1 –BASIS OF PRESENTATION

The foregoing unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q as promulgated by the Securities and Exchange Commission. Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles for complete financial statements. These unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2004.   In the opinion of management, the unaudited consolidated interim financial statements furnished herein include all adjustments, all of which are of a normal recurring nature, necessary for a fair statement of the results for the interim period presented.

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company's financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions that could have a material effect on the reported amounts of the Company's financial position and results of operations.

NOTE 2- CONTRACTS IN PROGRESS

For the six months ended June 30, 2005 contract amounts, costs, estimated earnings, and the related billings to date on completed contracts and contracts in progress were as follows:

	Contract Revenues	Contract Cost	Gross Profit
Total activity	$ 5,280,540	$ 4,508,286	$ 772,254
Contracts completed during the six month period	$ 4,840,540	$ 4,127,413	$ 713,127
Contracts in progress at June 30, 2005	$ 440,000	$ 380,873	$ 59,127

Contracts in progress as of June 30, 2005 were as follows:

Cumulative costs to date	$ 8,635,699
Cumulative gross profit to date	1,485,381
Cumulative revenue earned	10,121,080
Less progress billings to date	9,740,207
Net over billings	**$ 380,873**

The following is included in the accompanying balance sheet under these captions as of June 30, 2005:

Costs and estimated earnings on contracts in progress in excess of billings	$ 0
Billings in excess of costs and estimated earnings on contracts in progress net over billings	$380,873

**POWERCOLD CORPORATION
CONDENSED NOTES TO CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
June 30, 2005**

NOTE 3 – STOCK-BASED COMPENSATION AND STOCK OPTIONS

During the three months ended June 30, 2005, the Company granted 325,000 common stock options and recorded an expense of $61,733 for the period ended June 30, 2005 in accordance with SFAS 123R which was adopted by the Company on January 1, 2005.

On May 1, 2005 the Company issued 150,000 three year options to purchase common stock at $1.50 per shares exercisable for 50,000 options each at May 1, 2005, May 1, 2006 and May 1, 2007 expiring on May 1, 2008, May, 2009 and May 1, 2010 respectively. The fair value of the options was calculated at $78,975 using the Black Scholes Calculation at date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years. At May 1, 2005, 50,000 common stock options were vested with a fair market value of $22,870 and the Company recorded a commitment of $56,105 for the future vesting of the remaining options. The securities in the foregoing offering were originally provided as compensation for assets acquired by the Company offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933.

On May 1, 2005 the Company issued 50,000 options for investor relations services at $2.00 per share for a term of two years which will expire on May 1, 2007. The fair value of the options was calculated at $8,319 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of two years. The securities in the foregoing offering were originally provided as compensation for services rendered for us, and were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

On May 10, 2005 the Company issued 100,000 options for investor relations services at $2.00 per share for a term of three years which will expire on May 10, 2008. The fair value of the options was calculated at $26,183 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years. The securities in the foregoing offering were originally provided as compensation for services rendered for us, and were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

On June 30, 2005 the Company issued 25,000 options for consulting services at $1.75 per share for a term of three years which will expire on June 30, 2008. The fair value of the options was calculated at $4,361 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years. The securities in the foregoing offering were originally provided as compensation for services rendered for us, and were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

The Company previously used APB Opinion No. 25 in accounting for options and, accordingly, recognized no compensation cost for its stock options in 2004 and 2003.

Included in the net loss as reported at June 30, 2005 is the expense of options issued during the period from January 1, 2005 through June 30, 2005 of $61,733. For comparative purposes to prior periods there would be no adjustment of the pro forma net loss per share if calculated under APB Opinion No. 25.

NOTE 3 – STOCK-BASED COMPENSATION AND STOCK OPTIONS (continued)

	Year Ended December 31, 2004	Year Ended December 31, 2003
Net loss as reported	$ (4,337,032)	$ (2,656,548)
Adjustment required by SFAS 123	(3,794,926)	(492,597)
Pro forma net loss	$ (8,131,958)	$ (3,149,145)
Pro forma net loss per share, basic and diluted	$ (0.40)	$ (0.16)

	Number of Shares Under Option	Weighted Average Exercise Price
Outstanding and exercisable at January 1, 2003	4,095,891	$ 1.06
Granted	712,725	1.37
Exercised	(300,000)	0.50
Rescinded or expired	(456,333)	1.06
Outstanding and exercisable at December 31, 2003	4,052,283	1.16
Granted	3,075,799	1.61
Exercised	(210,000)	1.00
Rescinded or expired	(1,519,579)	1.38
Outstanding and exercisable at December 31, 2004	5,398,503	1.36
Granted	325,000	1.75
Granted; not exercisable	(100,000)	1.50
Exercised	(695,879)	0.61
Rescinded or expired	(130,000)	1.50
Exercisable at June 30, 2005	4,797,624	$ 1.49
Weighted average fair value of options granted during 2005		$ 0.31

POWERCOLD CORPORATION
CONDENSED NOTES TO CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
June 30, 2005

NOTE 4 - COMMON STOCK

During the three months ended June 30, 2005, the Company issued 695,879 common stock shares upon the exercise of options and 200,000 for services in the amount of $270,000 at $1.35 per share, the average of the closing price for the three previous trading days.

On May 12, 2005 Frank Simola, an officer and director, exercised 695,879 options, 150,000 at $1.00 per share and 545,879 at $0.50 per share, for a total of $422,939.50 and was issued 200,000 shares of common stock on May 16, 2005, at $1.35 per share, the average of the market closing price between May 12 and May 16, 2005, for a total of $270,000 for consulting services. The securities in the foregoing offering were originally provided as compensation for services rendered for the Company offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933.

NOTE 5 - WARRANTS

On May 27, 2005 the Company issued 60,000 common stock warrants to Laurus exercisable at $1.70 per share for a period of five years from the date of issuance and will expire on May 27, 2010. The fair value of the warrants was calculated at $29,904 using the Black Scholes Calculation at date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of five years. The warrants were issued in accordance with an amendment to securities purchase agreement dated July 29, 2004. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. All of the investors represented themselves as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

NOTE 6 – NOTES PAYABLE

Long-Term Note Payable
On July 29, 2004, the Company entered into a securities purchase agreement with Laurus Master Fund, Ltd., a Cayman Islands company ("Laurus") for the purchase of a $5,000,000 convertible term note ("note"). Under the terms of the securities purchase agreement, the Company also issued common stock purchase warrants to Laurus to purchase 615,000 shares of common stock, exercisable for three years from the initial exercise date. The exercise prices of the warrants are $2.63 for 300,000 shares and $3.07 for the remaining shares.

The note, which matures on July 29, 2007, bears interest at the prime rate of interest plus 1 percentage point, with a minimum interest rate of 5% and a maximum rate of 8%. The note is convertible into common stock with a conversion price of $1.87 on July 29, 2004, subject to conversion by Laurus as well as an automatic conversion. The fixed conversion price of $1.87 per share is applicable when the PowerCold stock average closing price for the five days prior to the repayment is at or above 110% of the fixed conversion price. Conversion at less than the fixed conversion price is set at 90% of the average of the five lowest trading days in the 22 trading days prior to the conversion date. The fixed price cannot be less than $1.10 per share. The beneficial conversion feature of this note has been recorded as additional paid-in capital of $569,106 and as a discount to the note, amortizable over three years. For the six months ended June 30, 2005 $261,645 has been amortized. The Company also retains the right to prepay the note at 125% of the unpaid balance for 12 months from July 29, 2004; 115% of the unpaid balance for 12-24 months from July 29, 2004; and 110% of the unpaid balance after 24 months from July 29, 2004. As consideration for investment banking services in connection with the securities purchase agreement, the Company paid 4.29% of the gross proceeds to Laurus Capital Management, LLC, (an affiliate of Laurus Master Fund, Ltd), for investment banking services in connection with the securities purchase agreement. Laurus Capital Management LLC is the entity that exercises voting and investment power on behalf of Laurus Master Fund, Ltd, the selling shareholder, 0.04% to Loeb & Loeb, LLP a California limited liability partnership as the escrow agent for the transaction and 8.5% of the gross proceeds to the Dragonfly Capital Partners, LLC (an affiliate of Oberon Group, LLC, a North Carolina Limited Liability Company).

111

NOTE 6 – NOTES PAYABLE (continued)

Laurus can convert to equity any portion of the principal balance and accrued but unpaid interest subject to the limitations of the 35% aggregate trading limit for the 22 days prior to redemption and the 4.99% total holdings limitation with the only exceptions being default and prior 75 day notification by Laurus that they will exceed the 4.99% ownership limitation but will be restricted to a 19.99% limitation not to exceed 4,457,995 shares. Monthly amortizing payments of the aggregate principal amount outstanding under the note begin on February 1, 2005 in the amount of $166,667 plus interest. The Company has recorded a discount on the note for deferred financing costs of $641,500 which will be amortized over the life of the loan. Amortization expense at June 30, 2005 was $160,378.

The Company also agreed to file a registration statement within 45 days from July 29, 2004, registering the number of shares underlying the secured convertible term note and the warrants, and to have that registration statement declared effective with the Securities and Exchange Commission within 120 days from July 29, 2004. In the event that the registration statement is not declared effective by the Securities and Exchange Commission by the required deadline, the Company is obligated to pay to Laurus Master Fund 1% of the original principal amount of the convertible note, for each 30-day period, or portion thereof, during which the registration statement is not effective.

The securities purchase agreement, secured convertible term note and the registration rights agreement with Laurus, all dated July 29, 2004, were amended on March 9, 2005 to reschedule the originally required effectiveness date (November 27, 2004) of the registration statement filed with the SEC to June 15, 2005, and to reschedule the initial principal payments due February, March, April and May 1, 2005 to April, May, June and July 1, 2007. For the amended rescheduled payments and new effective date the Company has agreed to issue a new warrant purchase agreement to Laurus for 665,000 shares for a term of five years at $1.70 per share. The Company will take a fair market value charge of $125,302 for the issuance of 215,000 warrants for the rescheduled principal payments over the period from February 1, 2005, through August 1, 2007. In addition the Company will take a fair market value charge of $262,260 for the issuance of 450,000 warrants as a result of the registration statement filed with the SEC not being effective as of November 27, 2004 and being extended to June 15, 2005. On May 27, 2005 we issued common stock purchase warrants to Laurus to purchase 60,000 shares of common stock, exercisable for five years from the Initial Date of Exercise. The exercise price of the warrants is $1.70. These warrants were issued by us in connection with the amendment of the secured convertible term note and the registration rights agreement with Laurus, all dated July 29, 2004 and previously amended March 9, 2005, to reschedule the required effectiveness date (June 15, 2005) of the registration statement filed with the SEC to June 30, 2005 and to reschedule the principal payment of $166,666.67 due June 1, 2005 to August 1, 2007. The additional fair market value has been recognized as financing expense.

At June 30, 2005 the principal balance of the convertible note with Laurus was $5,000,000.

Future minimum principal payments on the note are as follows:

Year	Annual Maturity Amount
2005	$1,000,000
2006	$2,000,000
2007	$2,000,000

Vehicle Loan
During the year ended December 31, 2004, the Company purchased a truck for $23,421. The note is secured by the vehicle and is for thirty-five months and no interest. The monthly payment is $650. At June 30, 2005, the note balance was $12,681. Future principal payments are as follows:

NOTE 6 – NOTES PAYABLE (continued)

Year	Annual Maturity Amount
2005	$7,750
2006	$7,800

Current Notes Payable

At June 30, 2005, December 31, 2004 and December 31, 2003, notes payable included a line of credit payable to Royal Bank of Canada for $34,014 U.S. The Company made interest only payments on this line of credit which is unsecured. During the year ended December 31, 2003, the Company discontinued making the interest payments and is disputing the loan which was in the name of Steven and Susan Clark and remains in dispute as of the date of this filing.

The Company received from Simco $196,760 in unsecured advances during 2002 and an additional $161,108 and $100,000 during 2003 and 2004, respectively. The advances bear interest at 8% and are payable on demand. No payments were made against the principal during 2002 or 2003 and $345,080 was repaid in 2004. The debt was convertible to common stock as calculated at 50% of the bid price at the end of the quarter preceding conversion during 2003 and 2002. The loan made during 2004 is convertible at the fair market value of the stock at the date of conversion. The beneficial conversion feature of these loans is recorded as additional paid in capital. The interest expense, related to these loans, recorded in 2003 and 2002 is $218,979 and $195,538, respectively. On May 12, 2005, Frank Simola made a loan to us in the amount of $787,060 payable upon demand with an annual interest rate of prime, as published in the Wall Street Journal, plus 1%, not to exceed 8% and $175,700 was repaid in 2005. At June 30, 2005 the interest accrued for the loan from Frank Simola was $7,542. At June 30, 2005 the balance of the Notes payable to Related Party (Simco) was $783,597.

Effective May 1, 2005, in a minor acquisition, PowerCold Corporation acquired 100% of the assets of Sterling Mechanical, Inc. (SMI), an Englewood, Colorado based engineering and design firm that provides engineering and marketing supporting heating, ventilation and air conditioning (HVAC) systems and technologies. SMI assets were transferred into PowerCold's wholly owned subsidiary, PowerCold ComfortAir Solutions, Inc., formerly Ultimate Comfort Systems. As consideration for the acquisition of assets valued at $384,975, which include contracts totaling $216,425 and all intellectual property including licenses and copyrights and the rights, title and interest in and to the name *Sterling Mechanical, Inc.*, the Company paid the owners of SMI 200,000 shares of PowerCold common stock at the fair market value of $306,000. In addition, PowerCold agreed to issue 150,000 options to the owners of SMI that will vest over a 3 year period. At May 1, 2005, 50,000 common stock options were vested with a fair market value of $22,870 and the Company recorded a commitment of $56,105 for the future vesting of the remaining options. The acquisition was accounted for under the purchase method. The three employees of SMI are currently employed by PowerCold ComfortAir supporting existing PowerCold business, existing SMI business and soliciting new business in the Western United States.

Finance Program

On July 22, 2004 the Company agreed to a financing program with a major mortgage corporation. The financing program may provide the Company's commercial customers with significant financing to purchase or lease HVAC systems from PowerCold ComfortAir Solutions, Inc. The Company has no commitment or contingency related to this agreement.

Item 12. Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the common shares being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc.

Filing Fee—Securities and Exchange Commission	$ 544.78
Fee—National Association of Securities Dealers	0
Fees and Expenses of Counsel	30,000
Printing Expenses	3,000
Fees and Expenses of Accountants	15,000
Blue Sky Fees and Expenses	0
Transfer Agent Fees and Expenses	1,000.00
Miscellaneous Expenses	2,455.22
Total	$ 52,000*

* All expenses are estimated except the Commission filing fee.

Item 14. Indemnification of Directors and Officers

Nevada Revised Statutes 78.037 provides that Articles of Incorporation can contain provisions which eliminate or limit the personal liability of our officers or directors and even stockholders for damages for breach of fiduciary duty, but a corporation cannot eliminate or limit a director's or officer's liability for acts or failure to act which are based on intentional misconduct, fraud, or a willful violation of law. Our Charter provides that a director or officer is not be personally liable to us or our shareholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distribution in violation of Nevada Revised Statures, 78.300

Additionally, our By-laws provide that we will indemnify our officers and directors to the fullest extent permitted by the Nevada Revised Statutes, provided the officer or director acts in good faith and in a manner which he or she reasonably believes to be in or not opposed to the company's best interests, and with respect to any criminal matter, had no reasonable cause to believe that his or her conduct was unlawful. Our By-laws also provide that, to the fullest extent permitted by Section 78.751 of the Nevada Revised Statutes, we will pay the expenses of our officers and directors incurred in defending a civil or criminal action, suit or proceeding, as they are incurred and in advance of the final disposition of the matter, upon receipt of an undertaking acceptable to the Board of Directors for the repayment of such advances if it is ultimately determined by a court of competent jurisdiction that the officer or director is not entitled to be indemnified.

Subsection (1) of Section 78.7502 of the Nevada Revised Statutes empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation,

and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Subsection (2) of Section 78.7502 of the Nevada Revised Statutes empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth in subsection (1) enumerated above, against expenses (including amounts paid in settlement and attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Subsection (3) of Section 78.7502 of the Nevada Revised Statutes provides that to the extent a director, officer, employee, or agent of a corporation has been successful in the defense of any action, suit, or proceeding referred to in subsections (1) and (2) or in the defense of any claim, issue, or matter therein, that person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934 or the Rules and Regulations of the Securities and Exchange Commission thereunder may be permitted under said indemnification provisions of the law, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, any such indemnification is against public policy and is, therefore, unenforceable.

ARTICLES AND BYLAWS

The Company's Articles of Incorporation (Article 12) and the Company's Bylaws (Article 11) provide that the Company shall, to the fullest extent permitted by law, indemnify all directors of the Company, as well as any officers or employees of the Company to whom the Company has agreed to grant indemnification.

Item 15. Recent Sales of Unregistered Securities

For the previous three years, the Company has sold the following securities which were not registered under the Securities Act. We believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof, and/or Regulation D promulgated thereunder ("Regulation D. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. In each instance, the recipients were accredited investors, as that term is defined in Rule 501 of Regulation D, or were employees or independent contractors of ours. All recipients had adequate access, through their relationships with us, to information about us. Set forth below is a description of the issuances of unregistered securities made by the Company since its inception. All investors in the unregistered securities are accredited investors or employees, past employees, officers or directors. There are no non-accredited investors. Each investor that purchases our stock completes and certifies as true a "Suitability Questionnaire" regarding investor knowledge and experience and their status as an accredited investor. The company made the determination that each purchaser was a sophisticated or accredited investor from individual investor representations as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

A.   Issuances of Unregistered Securities

On January 24, 2002, we accepted an offer to purchase our shares of common stock from 1 individual investor. This investor executed the investor subscription agreement prior to January 24, 2002. The total number of shares issued to this investor was 16,667. The shares of common were purchased at a price of $1.50 per unit. The aggregate purchase price for these shares of common stock was $25,000. Pursuant to the provisions of the private placement memorandum and investment subscription agreement, we also issued common stock purchase warrants to this investor to purchase 3,333 shares of our Company's common stock at $1.50 per share for a period of two years from the Initial Exercise Date, 1/24/2002 as defined in the Warrant Agreement. There was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. The investor represented himself as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933

On February 1, 2002 we accepted an offer to purchase our shares of common stock from 1 individual investor. This investor executed the investor subscription agreement prior to February 1, 2002. The total number of shares issued to this investor was 50,000. The shares of common were purchased at a price of $1.75 per unit. The aggregate purchase price for these shares of common stock was $87,500. Pursuant to the provisions of the private placement memorandum and investment subscription agreement, we also issued common stock purchase warrants to this investor to purchase 10,000 shares of our Company's common stock at $2.50 per share for a period of two years from the Initial Exercise Date, 2/1/2002 as defined in the Warrant Agreement. There was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. The investor represented himself as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

On February 1, 2002 we accepted an offer to purchase our shares of common stock from 1 individual investor. This investor executed the investor subscription agreement prior to February 1, 2002. The total number of shares issued to this investor was 33,333. The shares of common were purchased at a price of $1.515 per unit. The aggregate purchase price for these shares of common stock was $50,500. Pursuant to the provisions of the private placement memorandum and investment subscription agreement, we also issued common stock purchase warrants to this investor to purchase 6,667 shares of our Company's common stock at $1.50 per share for a period of two years from the Initial Exercise Date, 2/1/2002 as defined in the Warrant Agreement. There was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. The investor represented himself as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

On February 20, 2002 we accepted an offer to purchase our shares of common stock from 1 individual investor. This investor executed the investor subscription agreement prior to February 20, 2002. The total number of shares issued to this investor was 100,000. The shares of common were purchased at a price of $1.75 per share. The aggregate purchase price for these shares of common stock was $175,000. There were no warrants issued. There was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. The investor represented himself as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

On March 8, 2002 we accepted offers to purchase our shares of common stock from 2 individual investors. These investors executed the investor subscription agreement prior to March 8, 2002. The total number of shares issued to these investors was 93,750. The shares of common were purchased at a price of $1.60 per unit. The aggregate purchase price for these shares of common stock was $150,000. Pursuant to the provisions of the private placement memorandum and investment subscription agreement, we also issued common stock purchase warrants to this investor to purchase 18,750 shares of our Company's common stock at $3.00 per share for a period of two years from the Initial Exercise Date, 3/8/2002 as defined in the Warrant Agreement. There was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. The investors represented themselves as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

Between March 15, 2002 and March 18, 2002 two investors exercised warrants to purchase 13,334 shares of common stock at a price of $1.00 per share. These investors acquired 13,334 shares from the exercise of such warrants. The aggregate purchase price for these shares of common stock was $13,334. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. All of the foregoing individuals were existing shareholders of the Company. They also represented themselves as still being "accredited" as that term is understood under Regulation D, Rule 501 of the Securities Act of 1933.

On March 21, 2002 and March 22, 2002 we accepted offers to purchase our shares of common stock from 6 individual investors. These investors executed the investor subscription agreement prior to March 22, 2002. The total number of shares issued to these investors was 918,179. The shares of common were purchased at a price of $1.65 per unit. The aggregate purchase price for these shares of common stock was $1,514,995.30. Pursuant to the provisions of the private placement memorandum and investment subscription agreement, we also issued common stock purchase warrants to this investor to purchase 183,636 shares of our Company's common stock at $2.75 per share for a period of two years from the Initial Exercise Date, 3/21/2002 and 3/22/2002, as defined in the Warrant Agreement. Chesapeake Securities Corporation acted as placement agent in connection with our March 21 & 22, 2002, securities purchase agreements. Chesapeake Securities Corporation introduced us to the selling security holders and assisted us with structuring the securities purchase agreements. As consideration for Chesapeake Securities Corporation's services as placement agent in connection with these securities purchase agreements, we issued 47,228 shares of PowerCold common stock at a price of $1.65 to Chesapeake Securities Corporation and 150,000 warrants to Dennis Roth exercisable at a price of $1.00 per share expiring on 07/12/2005. The securities in the foregoing offering were offered pursuant to an exemption to registration provided

under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. All of the investors represented themselves as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

Between April 22, 2002 and May 30, 2002 five investors exercised warrants to purchase 41,667 shares of common stock at a price of $1.00 per share. These investors acquired 41,667 shares from the exercise of such warrants. The aggregate purchase price for these shares of common stock was $41,667. As consideration for Chesapeake Securities Corporation's services as original placement agent in connection with the securities/warrant unit purchase agreements, we issued 2,813 shares of PowerCold common stock at a price of $1.65 to Chesapeake Securities Corporation The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. All of the foregoing individuals were existing shareholders of the Company. They also represented themselves as still being "accredited" as that term is understood under Regulation D, Rule 501 of the Securities Act of 1933.

Between October 17, 2002 and December 9, 2002 three individual investors and two foreign investors exercised warrants to purchase 345,000 shares of common stock at a price of $1.25 per share. These investors acquired 345,000 shares from the exercise of such warrants. The aggregate purchase price for these shares of common stock was $431,250. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. All of the foregoing investors were existing shareholders of the Company. They also represented themselves as still being "accredited" as that term is understood under Regulation D, Rule 501 of the Securities Act of 1933.

Between December 11, 2002 and December 15, 2002 we accepted offers to purchase our shares of common stock from 6 individual investors. These investors executed the investor subscription agreement prior to December 15, 2002. The total number of shares issued to this investor was 100,196. The shares of common were purchased at a price of $1.15 per share. The aggregate purchase price for these shares of common stock was $115,225.40. There were no warrants issued. There was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. All of the investor represented themselves as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

On January 3, 2003 one investor exercised warrants to purchase 300,000 shares of common stock at a price of $0.50 per share. This investor acquired 300,000 shares from the exercise of such warrants. The aggregate purchase price for these shares of common stock was $150,000. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. The individual was an existing shareholders of the Company. The individual also represented himself as still being "accredited" as that term is understood under Regulation D, Rule 501 of the Securities Act of 1933.

On January 23, 2003 we accepted an offer to purchase our shares of common stock from 1 individual investor. This investor executed the investor subscription agreement prior to January 23, 2003. The total number of shares issued to this investor was 100,000. The shares of common were purchased at a price of $1.25 per share. The aggregate purchase price for these shares of common stock was $125,000. Pursuant to the provisions of the private placement memorandum and investment subscription agreement, we also issued common stock purchase warrants to this investor to purchase 20,000 shares of our Company's common stock at $2.25 per share for a period of four years from the Initial Exercise Date, 1/23/2003 as defined in the Warrant Agreement. The investor represented himself as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

On February 20, 2003 we accepted an offer to purchase our shares of common stock from 1 individual investor. This investor executed the investor subscription agreement prior to February 20, 2003. The total number of shares issued to this investor was 200,000. The shares of common were purchased at a price of $0.75 per share. The aggregate purchase price for these shares of common stock was $150,000. Pursuant to the provisions of the private placement memorandum and investment subscription agreement, we also issued common stock purchase warrants to this investor to purchase 40,000 shares of our Company's common stock at $1.75 per share for a period of four years from the Initial Exercise Date, 2/20/2003 as defined in the Warrant Agreement. There was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. The investor represented himself as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933

As of June 16, 2003, we entered into securities purchase agreements with 36 individuals and entities for the purchase of an aggregate of $1,550,000.00 of our common stock. The shares of our common stock were purchased at a price of $1.00 per unit. Under the terms of the securities purchase agreements, we also issued common stock purchase warrants to the investors to purchase an aggregate of 310,000 shares of our common stock at $1.25 ($2.00 per agreement with quarterly price reduction of $0.25 commencing on June 17, 2003 until registration is filed) per share for a period of three years from

the Initial Exercise Date as defined in the warrant agreement. Philadelphia Brokerage Corporation acted as placement agent in connection with the May 15, 2003, securities purchase agreements. Philadelphia Brokerage Corporation introduced us to the selling security holders and assisted us with structuring the securities purchase agreements. As consideration for Philadelphia Brokerage Corporation's services as placement agent in connection with these securities purchase agreements, we paid 8.0% of the gross proceeds, to Philadelphia Brokerage Corporation, and issued it a Warrant to purchase up to 70,000 shares of our common stock, exercisable at a price of $0.01 per share for a term of six years. On July 8, 2003, Philadelphia Brokerage Corporation exercised warrants to purchase 70,000 shares for $700 retaining a portion of the shares (24,500) and distributed the balance of the shares to certain employees. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. All of the investors represented themselves as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

As of September 30, 2003, we accepted offers to purchase shares of our common stock from 11 individuals and entities. These investors executed the investor subscription warrant purchase agreements prior to September 30, 2003. The total number of shares issued to such investors was 335,384. The shares of common stock were purchased at a price of $1.50 per unit. The aggregate purchase price for these shares of common stock was $503,076. Chesapeake Securities Corporation acted as placement agent in connection with the December 31, 2003, securities purchase agreements. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933 All of the investors represented themselves as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

Between January 12, 2004 and February 27, 2004 we entered into loan agreements with individuals and entities in the principal amount of $1,650,000.00. The loans mature at various times from May 10, 2004 through June 28, 2004. The loans include a conversion option of $1.50 per share. Under the terms of the loans we also issued common stock purchase warrants to purchase an aggregate of 330,000 shares of our common stock at $1.50 per share for a period of one year from the closing date of the offering. The maturity date of the loan was extended to July 28, 2004 in consideration of an additional 165,000 warrants to purchase common shares at a price of $1.50 per share for a period of three years from the date of the bridge loan extension agreement. All of the foregoing individuals were existing shareholders of the Company. They also represented themselves as still being "accredited" as that term is understood under Regulation D, Rule 501 of the Securities Act of 1933.

On May 20, 2004, George Briley, a former director exercised an option to purchase 150,000 shares of common stock at a price of $1.00 per share. The aggregate purchase price for these shares of common stock was $150,000. The securities in the foregoing offering were originally provided as compensation for services rendered for the Company offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933.

On June 1, 2004, Frank Hawkins (an affiliate of Hawk Associates) exercised a warrant he was assigned from Hawk Associates, to purchase 60,000 shares of common stock at a price of $1.00 per share. Mr. Hawkins acquired 60,000 shares from his exercise of such warrants. The aggregate purchase price for these shares of common stock was $60,000. The securities in the foregoing offering were originally provided to Hawk Associates as compensation for services rendered for the Company offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933.

On June 8, 2004, we accepted offers to purchase 100,000 shares of our common stock from 1 individual. This investor executed an investor subscription agreement prior to June 8, 2004. The shares of common stock were purchased at a price of $1.25 per share. The aggregate purchase price for these shares of common stock was $125,000. No warrants were issued and there was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. The investor represented himself as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

Between June 25, 2004 and June 28, 2004, we accepted offers to purchase our shares of common stock from 4 individuals. These investors executed investor subscription agreements prior to June 28, 2004. The shares of common stock were purchased at a price of $1.60 per share. The total number of shares issued to such investors was 209,375. The aggregate purchase price for these shares of common stock was $335,000. Under the terms of the securities purchase agreement, we also issued common stock purchase warrants to the individual investors to purchase 31,407 shares of common stock, exercisable for three years from the Initial Exercise Date. The exercise price for the warrants is $2.50 per share. There was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. All of the investors represented themselves as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

Prior to July 19, 2004 a single investor acquired 90,295 shares for $153,501.50 for the conversion of a short term loan to PowerCold common stock at $1.70 per share. We issued warrants to purchase up to 120,000 shares of our common stock, exercisable at a price of $2.00 per share for a term of five years. There was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. The investor represented himself as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933

On July 19, 2004, we accepted offers to purchase our shares of common stock from 1 individual. This investor executed an investor subscription agreement prior to July 19, 2004. The shares of common stock were purchased at a price of $1.60 per share. The total number of shares issued to such investors was 81,250. The aggregate purchase price for these shares of common stock was $130,000. Under the terms of the securities purchase agreement, we also issued common stock purchase warrants to the individual investor to purchase 40,625 shares of common stock, exercisable for five years from the Initial Exercise Date. The exercise price for the warrants is $2.00 per share. There was no placement agent. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. The investor represented himself as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

Prior to July 28, 2004 Michael Sasso & Donna Sasso acquired 16,667 shares for $25,000, Jennifer Zimmer & Mark Zimmer acquired 16,667 shares for $25,000, and Joseph M. Evancich acquired 33,333 shares for $50,000 with the exercise of their conversion option for owned bridge loan units to PowerCold common stock at $1.50 per share. The remaining bridge loan holders accepted cash for repayment of the bridge loan units. Philadelphia Brokerage Corporation acted as placement agent in connection with the loan agreements. As consideration for Philadelphia Brokerage Corporation's services as placement agent in connection with these securities purchase agreements, we paid 1.5% of the gross proceeds, to Philadelphia Brokerage Corporation, and issued it, on March 1, 2004, a Warrant to purchase up to 115,500 shares of our common stock, exercisable at a price of $1.00 per share for a term of six years. Philadelphia Brokerage Corporation subsequently transferred and assigned warrants to acquire 115,500 shares to certain of its employees. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. The investors were existing shareholders and represented themselves as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

On July 29, 2004 we entered into a securities purchase agreement with Laurus Master Fund, Ltd., a Cayman Islands company ("Laurus") for the purchase of a $5,000,000 of a convertible term note ("Note"). Under the terms of the securities purchase agreement, we also issued common stock purchase warrants to Laurus to purchase 615,000 shares of common stock, exercisable for three years from the Initial Exercise Date. The exercise prices of the warrants are $2.63 for the 300,000 shares and $3.07 for the remaining shares. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. A Form D was issued in conjunction with the offering. . The Securities Purchase Agreement, Secured Convertible Term Note and the Registration Rights Agreement with Laurus, all dated July 29, 2004, were amended on March 8, 2005 to reschedule the required effectiveness date, November 27, 2004, of the registration statement filed with the SEC to June 15, 2005, reschedule the principal payments due February, March, April and May 1, 2005 to April, May, June and July 1, 2007 in consideration for the issue a new warrant purchase agreement for 665,000 for a term of five years at $1.70 per share. The Company will take a fair market value charge of $125,302, for the issuance of 215,000 warrants for the rescheduled principal payments, over the period from February 1, 2005 through August 1, 2007. In addition the Company will take a fair market value charge for the issuance of 450,000 warrants for the extension of the registration effectiveness date until June 15, 2005 in the amount of $262,260 over the period from November 27, 2004 through June 15, 2005. Laurus waives any claim of default that may have arisen under Section 4.1 of the Term Note which occurred solely as the result of the company's failure to pay the principal portion of the monthly amount due on the first business day of February 2005 and March 2005 and the failure of the Company to obtain effectiveness of its registration statement by November 27, 2004. All interest payments have been made in accordance with the terms of the convertible note.

On August 30, 2004 we issued common stock purchase warrants to Dragonfly Capital Partners, LLC to purchase 300,000 shares of common stock, exercisable for three years from the Initial Date of Exercise as consideration for Dragonfly Capital Partners, LLC's services as placement agent in connection with the Laurus convertible debt offering. The exercise price of the warrants is $1.87 per share. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933.

On December 13, 2004, Henry Sanborn (a beneficial owner of 5% or more of the company's common stock) exercised warrant purchase agreements to purchase 518,480 shares of common stock for $419,075 at an average price of $0.81 per share. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933.

On December 28, 2004 we issued common stock purchase warrants to Henry Sanborn to purchase 59,375 shares of common stock, exercisable for five years from the initial exercise date. The exercise price of the warrants is $1.70 per share. These warrants were issued by us in connection with the exercise of 518,480 warrants for $419,075 and were not registered under any securities laws.

Between December 12, 2004 and December 30, 2004, twenty investors exercised warrant purchase agreement for 350,000 shares of common stock at $1.00 per share. The total number of shares issued to such investors was 350,000. The aggregate purchase price for these shares of common stock was $350,000. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 506 of the Securities Act of 1933. All of the investors represented themselves as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

On December 30, 2004, one investor exercised a previously granted warrant purchase agreement issued June 27, 2004 for 10,000 shares of common stock at $1.00 per share. The total number of shares issued to the investor was 10,000. The aggregate purchase price for these shares of common stock was $10,000. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933. For purposes of the Warrant exercise, the one investor continued to represent himself as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

On March 9, 2005 the Company issued 665,000 common stock warrants to Laurus exercisable at $1.70 per share for a period of five years from the date of issuance and will expire on March 9, 2010. The fair value of the warrants was calculated at $387,562 using the Black Scholes Calculation at date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of five years. The warrants were issued in accordance with an amendment to securities purchase agreement dated July 29, 2004. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 4(2). For purposes of such transaction, Laurus continued to represent itself as "accredited" as that term is understood under Regulation D, Rule 506 of the Securities Act of 1933.

On May 1, 2005, in a minor acquisition, the Company issued 200,000 shares of common stock for purchase of assets from Sterling Mechanical, Inc., at the closing price of $1.53 on April 29, 2005, and 150,000 three year options to purchase common stock at $1.50 per shares exercisable for 50,000 options each at May 1, 2005, May 1, 2006 and May 1, 2007 expiring on May 1, 2008, May, 2009 and May 1, 2010 respectively. The fair value of the options exercisable effective May 1, 2005 was calculated at $22,870 using the Black Scholes Calculation at date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years. The securities in the foregoing offering were originally provided as compensation for services rendered for the Company offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

On May 1, 2005 we issued 50,000 options for investor relations services at $2.00 per share for a term of two years which will expire on May 1, 2007. The fair value of the options was calculated at $8,319 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of two years. The securities in the foregoing offering were originally provided as compensation for services rendered for us, and were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

On May 10, 2005 we issued 100,000 options for investor relations services at $2.00 per share for a term of three years which will expire on May 10, 2008. The fair value of the options was calculated at $26,183 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years. The securities in the foregoing offering were originally provided as compensation for services rendered for us, and were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

On May 12, 2005 Frank Simola, an officer and director, exercised 695,879 options, 150,000 at $1.00 per share and 545,879 at $0.50 per share, for a total of $422,939.50 was issued 200,000 shares of common stock on May 16, 2005, at $1.35 per share, the average of the market closing price between May 12 and May 16, 2005, for a total of $270,000 for consulting services. The securities in the foregoing offering were originally provided as compensation for services rendered for the Company offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

On May 27, 2005 the Company issued 60,000 common stock warrants to Laurus exercisable at $1.70 per share for a period of five years from the date of issuance and will expire on May 27, 2010. The fair value of the warrants was calculated at $29,904 using the Black Scholes Calculation at date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of five years. The warrants were issued in accordance with an amendment to securities purchase

agreement dated July 29, 2004. The securities in the foregoing offering were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

On June 30, 2005 we issued 25,000 options for consulting services at $1.75 per share for a term of three years which will expire on June 30, 2008. The fair value of the options was calculated at $4,361 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years. The securities in the foregoing offering were originally provided as compensation for services rendered for us, and were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

On July 26, 2005 we issued 125,000 options to four employees under the PowerCold 2002 Employee Stock Option Plan $1.50 per share for a term of three years which will expire on May 26, 2008. The fair value of the options was calculated at $22,079 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years.

On July 26, 2005 we issued 150,000 options for investor relations services at $1.50 per share for a term of two years which will expire on May 26, 2007. The fair value of the options was calculated at $17,580 using the Black Scholes Calculation at the date of grant assuming a risk free interest of 4.25%, volatility of 35% and a term of three years. The securities in the foregoing offering were originally provided as compensation for services rendered for us, and were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933.

On September 1, 2005 we issued 100,000 shares of common stock to David H. Russell for financial consulting services for the period from September 1, 2005 through August 31, 2006.

Since June 30, 2000, we have raised working capital through the sale of common stock. None of the stock sold was registered under the Securities Act of 1933, as amended (the "Act") or any state securities' laws. We have determined that of all stock issuances since June 30, 2000, approximately 6,784,591 shares of common stock has already been resold pursuant to Rule 144 or removed restrictive legends under Rule 144K. Additionally we have agreed to register for resale 6,818,426 shares of the common stock (or underlying options and warrants). We have filed registration statements (SEC File No. 333-119112 and File No. 333-115094) for those 6,818,426 shares sold in the private placements. We believe that all of the private placement sales were made only to "accredited investors" a that term is defined under Regulation D of the Act, and therefore did not involve a public offering within the meaning of Sections 4(2), 4(6) of Regulation D of the Act.

On October 12, 2005, the Registrant withdrew Form S-1 Registration Statement, File No. 333-119112, which attempted to register for resale, 4,457,995 shares of PowerCold common stock issuable upon exercise of a convertible term note and 615,000 shares of PowerCold common stock issuable upon the exercise of warrants..

The Company believes that none of the offerings are subject to any "integration doctrine", since: (i) as the common stock was offered and sold in a concurrent transaction (simultaneous private offering and registration statement on file) only to a limited number of purchasers, who are either accredited or "qualified institutional buyers" . The purchasers of the Registrant's common stock were "accredited" and therefore capable of fending for themselves and do not need the protections afforded by registration under the Securities Act; (ii) private placement investors represented themselves as "accredited" at the time of purchase; (iii) integrating prior private placements with the Registration Statement would make it essentially impossible for the Registrant to fund its ongoing working capital requirements given that the Company's currently filed Registration Statement is for *resale* transaction involving no redistribution; (iv) .See also Rule 155, Question 51 under Section 4(2) and Section 5 telephone interpretations, including Telephone interpretation D. 12 In the event that an exemption for such sales is later determined not to be available to us or that such offerings should be integrated with the Public Offerings, we may be required to take such steps as may be necessary to comply with federal and state securities laws for such sales.

B.   Issuances of Unregistered Securities for Services

(a) Individual	(b) Number of Options Granted/Grant Date/Expiration Date	(c) Exercise Price	(d) Shares Issued/Date issued	(e) Services Performed	(f) Exemption
Irwin Renneisen			10,000 (issued 02/19/2001)	Business consulting services	§4(2) of 1933 Act
Joseph Evancich			7,500 (issued 05/17/2001)	Investor relations/services in connection with a private placement	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
Hawk Associates			25,000 (issued 06/01/2001)	public relations services performed from 1/1/01 through 6/30/01	§4(2) of 1933 Act
Philip Dubois			3,750 (issued 05/30/2001) 8,000 (issued 09/04/2001) 10,000 (issued 10/02/2001)	Investor relations/services in connection with a private placement	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
Liss/Crow Wing LP			100,000 (issued 01/22/2001)	Financial consulting services rendered in 2001	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
Simco Group, Inc.			42,500 (issued 07/16/2001) 50,000 (issued 10/02/2001)	Financing and interest expense	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
Vince Gargiulo			3,000 (issued 07/18/2001) 5,000 (issued 02/20/2004)	Web site services and expense	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
Chesapeake Securities			9,385 (issued 10/29/2001)	Investor relations/services in connection with a private placement	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
Mariano Borusso	50,000; 12/1/01; 12/01/04	$1.50	50,000 (issued 12/01/2001)	Exchange for asset acquisition of Power Sources Inc.	§4(2) of 1933 Act
Frank Campi	10,000 7/1/01; 7/01/04	$0.75	50,000 (issued 11/08/2000)	Engineering services	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
Dennis Roth (employee of Chesapeake Securities Research Corp)			37,544 (issued 10/29/2001) 10,500 (issued 12/20/2001)	Investor relations/services in connection with a private placement	§4(2) of 1933 Act
Kristina Allen*			5,000 (issued 01/25/2002)	Employment bonus	§4(2) of 1933 Act
Chesapeake Securities Research Corp.	-0-	-0-	5,160 (issued 06/19/2003)	Investor relations/services in connection with a private placement	§4(2) of 1933 Act
Bill Bahr*			10,000 (issued 02/19/2001) 1,500 (issued 02/20/2002)	Employment bonus	§4(2) of 1933 Act
Albert Maldonaldo*			1,500 (issued 12/20/2002)	Employment bonus	§4(2) of 1933 Act
Miquel Macias*			1,000 (issued 02/20/2002)	Employment bonus	§4(2) of 1933 Act
Beto Hernandez*			500 (issued 02/20/2002)	Employment bonus	§4(2) of 1933 Act
Jose Acosta*			500 issued (12/20/2002)	Employment bonus	§4(2) of 1933 Act
Julio Palacios*			500 (issued 12/20/2002)	Employment bonus	§4(2) of 1933 Act

(a)	(b)	(c)	(d)	(e)	(f)
Individual	**Number of Options Granted/Grant Date/Expiration Date**	**Exercise Price**	**Shares Issued/Date issued**	**Services Performed**	**Exemption**
George Briley (retired officer & director)	204,100; 10/1/99; 10/1/04	$1.00	(options exercised on 5/20/2004 for 150,000 shares for $150,000)	services as a director and officer	§4(2) of 1933 Act/
G W Keller	75,000; 7/26/02; 7/26/05	$1.50	100,000 (issued 7/26/02)	exchange for assets of ABT	§4(2) of 1933 Act
Jose Morattalla	25,000; 12/23/02; 12/23/05	$1.75	25,000 (issued 12/23/02)	Acquisition of Intellectual Property	§4(2) of 1933 Act
J. E. Liss & Company			100,000 (issued 01/22/2001)	Financial consulting services rendered in 2000	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
Joseph Py			50,000 (issued 5/6/2002)	Financial consulting services rendered in 2001	§4(2) of 1933 Act
Terry Dunne			110,000 (issued 04/01/2001) 20,000 (issued 04/01/2001)	Financial consulting services rendered in 2001 Investor relations services in connection with a private placement	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
Hawk Associates	;60,000 6/30/02: 6/30/05 70,000; 12/31/02; 12/31/05	60,000 @ $1.35 70,000 @ $1.50	(options transferred to Frank Hawkins- exercised by him on 6/6/04 of prior options granted 6/6/01 for $60,000)	public relations services performed from 1/1/02 through 6/30/02; and public relations services from 7/1/02 through 12/31/02	§4(2) of 1933 Act
Charles Cleveland	25,000; 9/10/01; 9/10/04	$1.00	-0-	legal services	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
Simco Group, Inc.			120,000 (issued @ 10,000 per month during 2002)	Financial consulting services (affiliate of President)	§4(2) of 1933 Act
Simco Group, Inc			22,500 (issued 3/20/2002)	Financial consulting services (affiliate of President)	§4(2) of 1933 Act
Simco Group, Inc			100,000 (issued 6/17/2002)	Financial consulting services (affiliate of President)	§4(2) of 1933 Act
Simco Group, Inc			100,000 (issued 03/30/2004) 40,000 (issued 06/10/2004)	Financial consulting services (affiliate of President)	§4(2) of 1933 Act
Simco Group, Inc			100,000 (issued 01/03/2005)	Financial consulting services (affiliate of President)	§4(2) of 1933 Act/
Stan Gray	50,000; 8/2/02; 8/1/04 50,000; 11/3/03; 8/1/05 50,000; 2/3/04; 8/1/06 50,000; 5/3/03; 8/1/06	50,000 @ $2.00 50,000 @ $2.50 50,000 @ $3.00 50,000 @ $3.50	-0-	investor relations services performed for a period of two years	§4(2) of 1933 Act
Summit Investor Relations, Inc			72,000 (issued 8/1/2002) 20,000 (issued 03/03/2004) 20,000 (issued 06/10/2004)	Financial public relations services	§4(2) of 1933 Act
Richard Sweetser	75,000; 12/1/02; 12/1/05	$1.50	-0-	for services as an advisor to the Board of Directors	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
George More	75,000; 1/1/03/ 1/1/06	$1.50	-0-	for services as an advisor to the Board of Directors	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
WGS Capital, Inc./Peter Spreadbury	45,000; 2/8/04; 2/8/07	$1.65	-0-	investor relations services	§4(2) of 1933 Act

(a)	(b)	(c)	(d)	(e)	(f)
Employees * Individual	Number of Options Granted/Grant Date/Expiration Date	Exercise Price	Shares Issued/Date issued	Services Performed	Exemption
Dennis Roth (employee of Chesapeake Securities Research Corp)	150,000; 7/26/05; 7/26/07	$1.50	3,000 (issued /22/03); 6,000 (issued 7/24/02); 500 (issued 11/14/03; 20,640 (issued 6/19/03)	Investor relations/services in connection with a private placement	§4(2) of 1933 Act
Paul Cohen	25,000; 3/25/05; 3/25/10	$1.55		Market consulting services	§4(2) of 1933 Act
Bristol Capital, Ltd			30,000 (issued 3/22/2005)	Financial consulting services	§4(2) of 1933 Act
Heritage Capital			20,000 (issued 3/22/2005)	Financial consulting services	§4(2) of 1933 Act
Bruce Babcock	75,000; 3/1/04; 3/1/07	$1.65	-0-	services as an advisor to the Board of Directors	§4(2) of 1933 Act/ §3(b), Regulation D, Rule 506
Vince Gargiulo			5,000 (issued 1/31/04)	Internet Web Site Maintenance services	§4(2) of 1933 Act
Chesapeake Securities Research Corp.	-0-	-0-	5,160(issued 6/19/03)	Investor relations/services in connection with a private placement	§4(2) of 1933 Act
Kristina Allen*			5,000 (issued 1/25/02)	Employment bonus	§4(2) of 1933 Act
Bill Bahr*			1,500 (issued 2/20/02)	Employment bonus	§4(2) of 1933 Act
Albert Maldonaldo*			1,500 issued12/20/02)	Employment bonus	§4(2) of 1933 Act
Miquel Macias*			1,000(issued 2/20/02)	Employment bonus	§4(2) of 1933 Act
Beto Hernandez*			500 (issued 2/20/02)	Employment bonus	§4(2) of 1933 Act
Jose Acosta*			500 issued (12/20/02)	Employment bonus	§4(2) of 1933 Act
Julio Palacios*			500 (issued 12/20/02)	Employment bonus	§4(2) of 1933 Act
Jaivier Garcia*			500 (issued 12/20/02)	Employment bonus	§4(2) of 1933 Act
Rudy Moralas*			500 (issued 12/20/02)	Employment bonus	§4(2) of 1933 Act
Mark Risse*			500 (issued 12/20/02)	Employment bonus	§4(2) of 1933 Act
Cheryl Witherall*			500 (issued 12/20/02)	Employment bonus	§4(2) of 1933 Act
Kristy Allen *			500 (issued 12/20/02)	Employment bonus	§4(2) of 1933 Act
Dean Calton * (President PowerCold Products)			3,000(issued 2/20/02)	Compensation in lieu of cash	§4(2) of 1933 Act
Joseph Browning*			3,889(issued 2/20/02)	Compensation in lieu of cash	§4(2) of 1933 Act
Joseph Cahill * (Director/Officer)			7,779(issued 2/20/02)	Compensation in lieu of cash	§4(2) of 1933 Act
James Chieieleison			8,000(issued 2/20/02)	Compensation in lieu of cash	§4(2) of 1933 Act
Dean Calton (President PowerCold Products)			8,000(issued 2/20/02)	Compensation in lieu of cash	§4(2) of 1933 Act
Henry Mark*			6,667(issued 2/20/02)	Compensation in lieu of cash	§4(2) of 1933 Act
Kristy Allen*			2,560(issued 2/20/02)	Compensation in lieu of cash	§4(2) of 1933 Act
Gray Hofer (Officer)			2,000(issued 2/20/02)	Employment bonus	§4(2) of 1933 Act
Joseph Cahill (Director/Officer			25,000 (issued 1/3/02)	Compensation for services from 1/1/02 through 6/30/02	§4(2) of 1933 Act
Joseph Cahill (Director/Officer			50,000(issued /17/02)	Services rendered relating to Power Sources, Inc.	§4(2) of 1933 Act
Roger Canales, Sr.*			2,667(issued 7/15/02)	Employee compensation at termination	§4(2) of 1933 Act
Chesapeake Securities			47,228(issued /30/02) 2,813(issued 5/6/02) 5,160(issued 6/30/03	Investment placement services	§4(2) of 1933 Act
Econ Investor Relations			12,000(issued /15/02)	Financial public relations	§4(2) of 1933 Act
Philadelphia Brokerage Corp.			70,000(issued 8/5/03)	Obtained through warrant exercise issued for investment placement services	§4(2) of 1933 Act
Shareholders Intelligence Services			50,000(issued8/13/03)	Investor relations services	§4(2) of 1933 Act
Stan Gray Summit Investor Relations			72,000(issued10/1/03)	Investor relations services	§4(2) of 1933 Act
Robert W. Yoho (Director/Officer)			200,000 (issued 12/26/02)	ABT asset purchase	§4(2) of 1933 Act
Glen Thiessen	50,000; 5/1/05; 5/1/08 50,000; 5/1/06; 5/1/09 50,000; 5/1/07; 5/1/10		200,000 (issued 5/1/2005)	Sterling Mechanical asset purchase	§4(2) of 1933 Act

124

(a)	(b)	(c)	(d)	(e)	(f)
Individual Employees*	Number of Options Granted/Grant Date/Expiration Date	Exercise Price	Shares Issued/Date issued	Services Performed	Exemption
Simco Group, Inc			200,000 (issued 05/16/2005)	Financial consulting services (affiliate of President)	§4(2) of 1933 Act/
Stan Gray	50,000; 5/1/05; 5/1/07	50,000 @ $2.00	-0-	Investor relations services performed for a period of two years	§4(2) of 1933 Act
WGS Capital, Inc./Peter Spreadbury	25,000; 6/30/05; 6/30/08	$1.75	-0-	Investor relations services	§4(2) of 1933 Act
Samuel Matter	50,000 5/10/05; 5/10/08	$2.00	-0-	Financial consulting services	§4(2) of 1933 Act
Martin Treffer	50,000 5/10/05; 5/10/08	$2.00	-0-	Financial consulting services	§4(2) of 1933 Act
Van Davidson*	35,000; 7/26/05; 7/26/08	$1.50	-0-	Employment bonus	§4(2) of 1933 Act
Mike Rogers*	30,000; 7/26/05; 7/26/08	$1.50	-0-	Employment bonus	§4(2) of 1933 Act
John Papastavrou*	30,000; 7/26/05; 7/26/08	$1.50	-0-	Employment bonus	§4(2) of 1933 Act
Diane Braun*	75,000; 7/26/05; 7/26/08	$1.50	-0-	Employment bonus	§4(2) of 1933 Act
David H. Russell			100,000 (issued 09/01/2005)	Financial consulting services	§4(2) of 1933 Act

Item 16. Exhibits and Financial Statement Schedules

1.1   Broker-Dealer affiliation: DragonFly Capital Partners, LLC

1.2   Broker-Dealer affiliation: Liberty View Capital Management and Liberty View Funds, LP

1.3   Broker-Dealer affiliation: Sean McDermott

1.4   Broker-Dealer affiliation: R. Scott Williams

1.5   Broker-Dealer affiliation: Frank Campbell

1.6   Broker-Dealer affiliation: James Allsopp

1.7   Broker-Dealer affiliation: Robert Jacobs

1.8   Broker-Dealer affiliation: Kevin Hamilton

1.9   Broker-Dealer affiliation: Philadelphia Brokerage Corporation

1.10   Broker-Dealer affiliation: Robert Fisk

1.11   Broker-Dealer affiliation: Mark Zimmer

1.12   Broker-Dealer affiliation: Laurus Master Fund, Ltd., to be filed by amendment

3.1   Instruments defining the rights of security holders including indentures. Incorporated by reference to the Company's Registration Statement As Exhibit 4.7, on Form 8-A/12g, as filed on May 25, 2000.

3.2   Articles of Incorporation, of the Company. Incorporated by reference to the Company's Registration Statement as Exhibit 4.1, on Form 8-A/12g, as filed on May 25, 2000.

3.3   Amended and Restated Articles of Incorporation of the Company. Incorporated by reference to the Company's Registration Statement As Exhibit 4.5, on Form 8-A/12g, as filed on May 25, 2000.

3.4   Amended and Restated By-laws of the Company. Incorporated by reference to the Company's Registration Statement As Exhibit 4.6 on Form 8-A/12g, as filed on May 25, 2000.

4.   Form of common stock Certificate of the Registrant. Incorporated by reference to the Company's Registration Statement As Exhibit 5, on Form 8-A/12g, as filed on May 25, 2000.

4.1   Form of Common Stock Purchase Warrant. Incorporated by reference to same exhibit filed with the Company's Form S1/A filed November 9, 2004.

4.2   Form of Stock Subscription Agreement. Incorporated by reference to same exhibit filed with the Company's Form S1/A filed November 9, 2004.

4.3   Securities Purchase Agreement (Laurus). Incorporated by reference to same exhibit filed with the Company's Form 8-K Current Report dated November 8, 2004, SEC file no. 000-030709.

4.4   Secured Convertible Term Note (Laurus). Incorporated by reference to same exhibit filed with the Company's Form 8-K Current Report dated November 8, 2004, SEC file no. 000-030709.

4.5   Common Stock Purchase Warrant (Laurus). Incorporated by reference to same exhibit filed with the Company's Form 8-K Current Report dated November 8, 2004, SEC file no. 000-030709.

4.6   Registration Rights Agreement (Laurus). Incorporated by reference to same exhibit filed with the Company's Form 8-K Current Report dated November 8, 2004, SEC file no. 000-030709.

4.7   Amendment and Waiver and Common Stock Purchase Warrant Issued to Laurus March 8, 2005. Incorporated by reference to the same exhibit filed with Form S-1/A, amendment 5, dated June 27, 2005.

4.8 Amendment and Waiver and Common Stock Purchase Warrant Issued to Laurus May 27, 2005. Incorporated by reference to the same exhibit filed with Form S-1/A, amendment 5, dated June 27, 2005.

4.9 Subsidiary Guarantee, Laurus Master Fund, dated July 29, 2004

4.10 Stock Pledge, Laurus Master Fund, dated July 29, 2004

4.11 Master Security Agreement, Laurus Master Fund, dated July 29, 2004

4.12 Clearing Account Agreement, Laurus Master Fund, dated July 29, 2004

4.13 Funds Escrow Agreement, Laurus Master Fund, dated July 29, 2004

4.14 Disbursement letter Loeb & Loeb LLP as Escrow Agent, dated July 29, 2005

5.1 Opinion of Counsel, to be filed by amendment.

10. Material Contracts

10.1 York International Corp. Agreement, Incorporated by reference to Form S1/A, amendment 5, as filed on June 27, 2005

10.2 Shun Cheong, Incorporated by reference to Form S1/A, amendment 4, as filed on May 3, 2005

10.3 Wingate New Orleans (Gulf Development LLC) Incorporated by reference to Form S1/A, amendment 4, as filed on May 3, 2005

10.4 Wingate Henderson NV (Sparkle LLC) Incorporated by reference to Form S1/A, amendment 4, as filed on May 3, 2005

10.5 Health First, Inc. Incorporated by reference to Form S1/A, amendment 4, as filed on May 3, 2005

21 Subsidiaries of the registrant. Incorporated by reference to Form 10K/A, exhibit 21, as filed June 24, 2005

23.1 Accountant's Consent to Use Opinion

23.2 Counsel's Consent to Use Opinion (to be included in 5.1 when filed)

24.1 Power of Attorney (included as part of the signature pages for certain directors except as otherwise filed herein)

99.1 Form F-N*
* To be filed via amendment

Item 17. Undertakings
*
(a) Rule 415 Offering.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 (§239.13 of this chapter) or Form S-8 (§239.16b of this chapter) or Form F-3 (§239.33 of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Philadelphia, State of Pennsylvania, on October 13, 2005.
.

POWERCOLD CORPORATION

By: /s/ Francis L. Simola
President, Principal Executive Officer, CEO

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Francis L. Simola, as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or Blue Sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Date	Title
/s/ Francis L. Simola	October 17, 2005	President, CEO, Principal Executive Officer, Director
/s/ Grayling Hofer	October 17, 2005	Treasurer, Principal Accounting Officer
/s/ Joseph C. Cahill	October 17, 2005	Secretary, /Principal Financial Officer, Director

Exhibit 1.1



June 17, 2005

Mr. Joe Cahill
PowerCold Corporation
115 Canfield Road
PO Box 1239
La Vernia, TX 78121

Re: PowerCold Corporation

Joe,

Dragonfly Capital Partners, LLC purchased and otherwise acquired the securities of PowerCold Corporation to be resold in the ordinary course of business for investment banking services rendered and, Dragonfly Capital Partners, LLC had no arrangements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase/acquisition other than with registered representatives of Dragonfly Capital Partners, LLC.

Very truly yours,

DON MILLEN
DRAGONFLY CAPITAL PARTNERS, LLC

Exhibit 1.2



Steven S. Rogers
General Counsel

June 16, 2005

<u>Via E-mail: jcahill@powercold.com and JCCahillJr@aol.com</u>
PowerCold Corporation
Attention: Joe Cahill, CFO
P.O. Box 1239
115 Canfield Road
LaVernia, TX 78121

Dear Mr. Cahill:

LibertyView Capital Management, a division of Neuberger Berman, LLC ("LibertyView") in its own name and on behalf of investment advisory client LibertyView Funds, LP (the "Fund") hereby confirms that:

1.   The Fund purchased and otherwise acquired the securities identified in PowerCold Corporation's S-1/A filed on or about May 3, 2005 to be resold in the ordinary course of business; and

2.   Neither LibertyView nor the Fund had any arrangements or understandings, directly or indirectly, with any person to distribute said securities at the time of their purchase.

Please let me know if you require additional information.

Sincerely yours,

LibertyView Capital Management, a division   LibertyView Funds, LP
of Neuberger Berman, LLC.

By: _____   By: _____
    Steven S. Rogers   Steven S. Rogers
    Senior Vice President & General   Authorized Person
    Counsel

Waterfront Corporate Center   ▪   111 River Street, Suite 1000   ▪   Hoboken, NJ 07030–5776
Tel. 201.595.2950   ▪   Fax. 201.216.8625   ▪   srogers@libertyview.com

Exhibit 1.3

Sean McDermott
236 B Queen Street
Philadelphia Pa 19147

June 24, 2005

Powercold Corporation
Attn: Joe Cahill
115 Canfield Road
PO Box 1239
LaVernia TX 78121

Dear Joe:

I acquired the securities identified in Powercold Corporation's S-1A filed on or about May 3, 2005 to be resold in the ordinary course of business and I had no arrangements or understandings directly or indirectly with any person to distribute said securities at the time we acquired them.

Should you have any questions please do not hesitate to contact me.

Sincerely,



Sean McDermott

Exhibit 1.4

R Scott Williams
4 Timber Knoll Drive
Washington Crossing Pa 18977

June 24, 2005

Powercold Corporation
Attn: Joe Cahill
115 Canfield Road
PO Box 1239
LaVernia TX 78121

Dear Joe:

I acquired the securities identified in Powercold Corporation's S-1A filed on or about May 3, 2005 to be resold in the ordinary course of business and I had no arrangements or understandings directly or indirectly with any person to distribute said securities at the time we acquired them.

Should you have any questions please do not hesitate to contact me.

Sincerely,



R Scott Williams

Exhibit 1.5

Frank Campbell
106 Longview Circle
Media Pa 19063

June 24, 2005

Powercold Corporation
Attn: Joe Cahill
115 Canfield Road
PO Box 1239
LaVernia TX 78121

Dear Joe:

I acquired the securities identified in Powercold Corporation's S-1A filed on or about May 3, 2005 to be resold in the ordinary course of business and I had no arrangements or understandings directly or indirectly with any person to distribute said securities at the time we acquired them.

Should you have any questions please do not hesitate to contact me.

Sincerely,



Frank Campbell

Exhibit 1.6

James Allsopp
1717 Spruce Street
Apt 3
Philadelphia Pa 19106

June 24, 2005

Powercold Corporation
Attn: Joe Cahill
115 Canfield Road
PO Box 1239
LaVernia TX 78121

Dear Joe:

I acquired the securities identified in Powercold Corporation's S-1A filed on or about May 3, 2005 to be resold in the ordinary course of business and I had no arrangements or understandings directly or indirectly with any person to distribute said securities at the time we acquired them.

Should you have any questions please do not hesitate to contact me.

Sincerely,



James Allsopp

Exhibit 1.7

Robert Jacobs
175 Berwind Circle
Radnor Pa 19087

June 24, 2005

Powercold Corporation
Attn: Joe Cahill
115 Canfield Road
PO Box 1239
LaVernia TX 78121

Dear Joe:

I acquired the securities identified in Powercold Corporation's S-1A filed on or about May 3, 2005 to be resold in the ordinary course of business and I had no arrangements or understandings directly or indirectly with any person to distribute said securities at the time we acquired them.

Should you have any questions please do not hesitate to contact me.

Sincerely;



Robert Jacobs

Exhibit 1.8

Kevin Hamilton
PO Box 111
Wycombe Pa 18980

June 24, 2005

Powercold Corporation
Attn: Joe Cahill
115 Canfield Road
PO Box 1239
LaVernia TX 78121

Dear Joe:

I acquired the securities identified in Powercold Corporation's S-1A filed on or about
May 3, 2005 to be resold in the ordinary course of business and I had no arrangements or
understandings directly or indirectly with any person to distribute said securities at the
time we acquired them.

Should you have any questions please do not hesitate to contact me.

Sincerely,



Kevin Hamilton

Exhibit 1.9



Member NASD & SIPC

June 24, 2005

Powercold Corporation
Attn: Joe Cahill
115 Canfield Road
PO Box 1239
LaVernia TX 78121

Dear Joe:

Philadelphia Brokerage Corporation acquired the securities identified in Powercold Corporation's S-1A filed on or about May 3, 2005 to be resold in the ordinary course of business and We had no arrangements or understandings directly or indirectly with any person to distribute said securities at the time we acquired them.

Should you have any questions please do not hesitate to contact me.

Sincerely,

Robert Fisk
Senior Partner

Exhibit 1.10

Robert Fisk
104 Dilworthtown Pike
Thornton PA 19373

June 24, 2005

Powercold Corporation
Attn: Joe Cahill
115 Canfield Road
PO Box 1239
LaVernia TX 78121

Dear Joe:

I acquired the securities identified in Powercold Corporation's S-1A filed on or about May 3, 2005 to be resold in the ordinary course of business and I had no arrangements or understandings directly or indirectly with any person to distribute said securities at the time we acquired them.

Should you have any questions please do not hesitate to contact me.

Sincerely,



Robert Fisk

Exhibit 1.11

Mark Zimmer
40 Junction Road
South Berwick ME 03908

June 24, 2005

Powercold Corporation
Attn: Joe Cahill
115 Canfield Road
PO Box 1239
LaVernia TX 78121

Dear Joe:

I acquired the securities identified in Powercold Corporation's S-1A filed on or about May 3, 2005 to be resold in the ordinary course of business and I had no arrangements or understandings directly or indirectly with any person to distribute said securities at the time we acquired them.

Should you have any questions please do not hesitate to contact me.

Sincerely,



Mark Zimmer

Exhibit 4.9

SUBSIDIARY GUARANTY

New York, New York   July 29, 2004

FOR VALUE RECEIVED, and in consideration of note purchases from, loans made or to be made or credit otherwise extended or to be extended by Laurus Master Fund, Ltd. ("Laurus") to or for the account of PowerCold Corporation , a Delaware corporation ("Debtor"), from time to time and at any time and for other good and valuable consideration and to induce Laurus, in its discretion, to purchase such notes, make such loans or extensions of credit and to make or grant such renewals, extensions, releases of collateral or relinquishments of legal rights as Laurus may deem advisable, each of the undersigned (and each of them if more than one, the liability under this Guaranty being joint and several) (jointly and severally referred to as "Guarantors " or "the undersigned") unconditionally guaranties to Laurus, its successors, endorsees and assigns the prompt payment when due (whether by acceleration or otherwise) of all present and future obligations and liabilities of any and all kinds of Debtor to Laurus and of all instruments of any nature evidencing or relating to any such obligations and liabilities upon which Debtor or one or more parties and Debtor is or may become liable to Laurus, whether incurred by Debtor as maker, endorser, drawer, acceptor, guarantors , accommodation party or otherwise, and whether due or to become due, secured or unsecured, absolute or contingent, joint or several, and however or whenever acquired by Laurus, whether arising under, out of, or in connection with (i) that certain Securities Purchase Agreement dated as of the date hereof by and between the Debtor and Laurus (the "Securities Purchase Agreement") and (ii) each Related Agreement referred to in the Securities Purchase Agreement (expressly excluding the Warrant) (ii)(the Securities Purchase Agreement and each Related Agreement (expressly excluding the Warrant), as each may be amended, modified, restated or supplemented from time to time, are collectively referred to herein as the "Documents"), or any documents, instruments or agreements relating to or executed in connection with the Documents or any documents, instruments or agreements referred to therein or otherwise, or any other indebtedness, obligations or liabilities of the Debtor to Laurus, whether now existing or hereafter arising, direct or indirect, liquidated or unliquidated, absolute or contingent, due or not due and whether under, pursuant to or evidenced by a note, agreement, guaranty, instrument or otherwise (all of which are herein collectively referred to as the "Obligations"), and irrespective of the genuineness, validity, regularity or enforceability of such Obligations, or of any instrument evidencing any of the Obligations or of any collateral therefor or of the existence or extent of such collateral, and irrespective of the allowability, allowance or disallowance of any or all of the Obligations in any case commenced by or against Debtor under Title 11, United States Code, including, without limitation, obligations or indebtedness of Debtor for post-petition interest, fees, costs and charges that would have accrued or been added to the Obligations but for the commencement of such case. Terms not otherwise defined herein shall have the meaning assigned such terms in the Securities Purchase Agreement. In furtherance of the foregoing, the undersigned hereby agrees as follows:

1.   No Impairment. Laurus may at any time and from time to time, either before or after the maturity thereof, without notice to or further consent of the undersigned, extend the time of payment of, exchange or surrender any collateral for, renew or extend any of the Obligations or increase or decrease the interest rate thereon, or any other agreement with Debtor or with any other party to or person liable on any of the Obligations, or interested therein, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between Laurus and Debtor or any

such other party or person, or make any election of rights Laurus may deem desirable under the United States Bankruptcy Code, as amended, or any other federal or state bankruptcy, reorganization, moratorium or insolvency law relating to or affecting the enforcement of creditors' rights generally (any of the foregoing, an "Insolvency Law") without in any way impairing or affecting this Guaranty. This instrument shall be effective regardless of the subsequent incorporation, merger or consolidation of Debtor, or any change in the composition, nature, personnel or location of Debtor and shall extend to any successor entity to Debtor, including a debtor in possession or the like under any Insolvency Law.

2. Guaranty Absolute. Subject to Section 5(c), each of the undersigned jointly and severally guarantees that the Obligations will be paid strictly in accordance with the terms of the Documents and/or any other document, instrument or agreement creating or evidencing the Obligations, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of Debtor with respect thereto. Guarantors hereby knowingly accept the full range of risk encompassed within a contract of "continuing guaranty" which risk includes the possibility that Debtor will contract additional indebtedness for which Guarantors may be liable hereunder after Debtor's financial condition or ability to pay its lawful debts when they fall due has deteriorated, whether or not Debtor has properly authorized incurring such additional indebtedness. The undersigned acknowledge that (i) no oral representations, including any representations to extend credit or provide other financial accommodations to Debtor, have been made by Laurus to induce the undersigned to enter into this Guaranty and (ii) any extension of credit to the Debtor shall be governed solely by the provisions of the Documents. The liability of each of the undersigned under this Guaranty shall be absolute and unconditional, in accordance with its terms, and shall remain in full force and effect without regard to, and shall not be released, suspended, discharged, terminated or otherwise affected by, any circumstance or occurrence whatsoever, including, without limitation: (a) any waiver, indulgence, renewal, extension, amendment or modification of or addition, consent or supplement to or deletion from or any other action or inaction under or in respect of the Documents or any other instruments or agreements relating to the Obligations or any assignment or transfer of any thereof, (b) any lack of validity or enforceability of any Document or other documents, instruments or agreements relating to the Obligations or any assignment or transfer of any thereof, (c) any furnishing of any additional security to Laurus or its assignees or any acceptance thereof or any release of any security by Laurus or its assignees, (d) any limitation on any party's liability or obligation under the Documents or any other documents, instruments or agreements relating to the Obligations or any assignment or transfer of any thereof or any invalidity or unenforceability, in whole or in part, of any such document, instrument or agreement or any term thereof, (e) any bankruptcy, insolvency, reorganization, composition, adjustment, dissolution, liquidation or other like proceeding relating to Debtor, or any action taken with respect to this Guaranty by any trustee or receiver, or by any court, in any such proceeding, whether or not the undersigned shall have notice or knowledge of any of the foregoing, (f) any exchange, release or nonperfection of any collateral, or any release, or amendment or waiver of or consent to departure from any guaranty or security, for all or any of the Obligations or (g) any other circumstance which might otherwise constitute a defense available to, or a discharge of, the undersigned. Any amounts due from the undersigned to Laurus shall bear interest until such amounts are paid in full at the highest rate then applicable to the Obligations. Obligations include post-petition interest whether or not allowed or allowable.

3.   Waivers.

        (a)   This Guaranty is a guaranty of payment and not of collection. Laurus shall be under no obligation to institute suit, exercise rights or remedies or take any other action against Debtor or any other person liable with respect to any of the Obligations or resort to any collateral security held by it to secure any of the Obligations as a condition precedent to the undersigned being obligated to perform as agreed herein and each of the Guarantors hereby waives any and all rights which it may have by statute or otherwise which would require Laurus to do any of the foregoing. Each of the Guarantors further consents and agrees that Laurus shall be under no obligation to marshal any assets in favor of Guarantors, or against or in payment of any or all of the Obligations. The undersigned hereby waives all suretyship defenses and any rights to interpose any defense, counterclaim or offset of any nature and description which the undersigned may have or which may exist between and among Laurus, Debtor and/or the undersigned with respect to the undersigned's obligations under this Guaranty, or which Debtor may assert on the underlying debt, including but not limited to failure of consideration, breach of warranty, fraud, payment (other than cash payment in full of the Obligations), statute of frauds, bankruptcy, infancy, statute of limitations, accord and satisfaction, and usury.

        (b)   Each of the undersigned further waives (i) notice of the acceptance of this Guaranty, of the making of any such loans or extensions of credit, and of all notices and demands of any kind to which the undersigned may be entitled, including, without limitation, notice of adverse change in Debtor's financial condition or of any other fact which might materially increase the risk of the undersigned and (ii) presentment to or demand of payment from anyone whomsoever liable upon any of the Obligations, protest, notices of presentment, non-payment or protest and notice of any sale of collateral security or any default of any sort.

        (c)   Notwithstanding any payment or payments made by the undersigned hereunder, or any setoff or application of funds of the undersigned by Laurus, the undersigned shall not be entitled to be subrogated to any of the rights of Laurus against Debtor or against any collateral or guarantee or right of offset held by Laurus for the payment of the Obligations, nor shall the undersigned seek or be entitled to seek any contribution or reimbursement from Debtor in respect of payments made by the undersigned hereunder, until all amounts owing to Laurus by Debtor on account of the Obligations are paid in full and Laurus' obligation to extend credit pursuant to the Documents have been terminated. If, notwithstanding the foregoing, any amount shall be paid to the undersigned on account of such subrogation rights at any time when all of the Obligations shall not have been paid in full and Laurus' obligation to extend credit pursuant to the Documents shall not have been terminated, such amount shall be held by the undersigned in trust for Laurus, segregated from other funds of the undersigned, and shall forthwith upon, and in any event within two (2) business days of, receipt by the undersigned, be turned over to Laurus in the exact form received by the undersigned (duly endorsed by the undersigned to Laurus, if required), to be applied against the Obligations, whether matured or unmatured subject to the provisions of the Documents. Any and all present and future debts and obligations of Debtor to any of the undersigned are hereby waived and postponed in favor of, and subordinated to the full payment and performance of, all present and future debts and Obligations of Debtor to Laurus.

4.   Security. All sums at any time to the credit of the undersigned and any property of the undersigned in Laurus' possession or in the possession of any bank, financial institution or other entity that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, Laurus (each such entity, an "Affiliate") shall be deemed held by Laurus or such Affiliate, as the case may be, as security for any and all of the undersigned's obligations to Laurus and to any Affiliate of Laurus, no matter how or when arising and whether under this or any other instrument, agreement or otherwise.

5.   Representations and Warranties. Each of the undersigned respectively, hereby jointly and severally represents and warrants that:

(a)   Corporate Status. It is a corporation, partnership or limited liability company, as the case may be, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization indicated on the signature page hereof and has full power, authority and legal right to own its property and assets and to transact the business in which it is engaged.

(b)   Authority and Execution. It has full power, authority and legal right to execute and deliver, and to perform its obligations under, this Guaranty and has taken all necessary corporate, partnership or limited liability company, as the case may be, action to authorize the execution, delivery and performance of this Guaranty.

(c)   Legal, Valid and Binding Character. This Guaranty constitutes its legal, valid and binding obligation enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditor's rights and general principles of equity that restrict the availability of equitable or legal remedies.

(d)   Violations. The execution, delivery and performance of this Guaranty will not violate any requirement of law applicable to it or any contract, agreement or instrument to it is a party or by which it or any of its property is bound or result in the creation or imposition of any mortgage, lien or other encumbrance other than to Laurus on any of its property or assets pursuant to the provisions of any of the foregoing, which, in any of the foregoing cases, could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(e)   Consents or Approvals. No consent of any other person or entity (including, without limitation, any creditor of the undersigned) and no consent, license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required in connection with the execution, delivery, performance, validity or enforceability of this Guaranty by it, except to the extent that the failure to obtain any of the foregoing could not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(f)   Litigation. No litigation, arbitration, investigation or administrative proceeding of or before any court, arbitrator or governmental authority, bureau or agency is currently pending or, to the best of its knowledge, threatened (i) with respect to this Guaranty or any of the transactions contemplated by this Guaranty or (ii) against or

affecting it, or any of its property or assets, which, in each of the foregoing cases, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

(g)   Financial Benefit. It has derived or expects to derive a financial or other advantage from each and every loan, advance or extension of credit made under the Documents or other Obligation incurred by the Debtor to Laurus.

6.   Acceleration.

(a)   If any breach of any covenant or condition or other event of default shall occur and be continuing under any agreement made by Debtor or any of the undersigned to Laurus, or either Debtor or any of the undersigned should at any time become insolvent, or make a general assignment, or if a proceeding in or under any Insolvency Law shall be filed or commenced by, or in respect of, any of the undersigned, or if a notice of any lien, levy, or assessment is filed of record with respect to any assets of any of the undersigned by the United States of America or any department, agency, or instrumentality thereof, or if any taxes or debts owing at any time or times hereafter to any one of them becomes a lien or encumbrance upon any assets of the undersigned in Laurus' possession, or otherwise, any and all Obligations shall for purposes hereof, at Laurus' option, be deemed due and payable without notice notwithstanding that any such Obligation is not then due and payable by Debtor.

(b)   Each of the undersigned will promptly notify Laurus of any default by such undersigned in its respective performance or observance of any term or condition of any agreement to which the undersigned is a party if the effect of such default is to cause, or permit the holder of any obligation under such agreement to cause, such obligation to become due prior to its stated maturity and, if such an event occurs, Laurus shall have the right to accelerate such undersigned's obligations hereunder.

7.   Payments from Guarantors. Laurus, in its sole and absolute discretion, with or without notice to the undersigned, may apply on account of the Obligations any payment from the undersigned or any other guarantors, or amounts realized from any security for the Obligations, or may deposit any and all such amounts realized in a non-interest bearing cash collateral deposit account to be maintained as security for the Obligations.

8.   Costs. The undersigned shall pay on demand, all costs, fees and expenses (including expenses for legal services of every kind) relating or incidental to the enforcement or protection of the rights of Laurus hereunder or under any of the Obligations.

9.   No Termination. This is a continuing irrevocable guaranty and shall remain in full force and effect and be binding upon the undersigned, and each of the undersigned's successors and assigns, until all of the Obligations have been paid in full and Laurus' obligation to extend credit pursuant to the Documents has been irrevocably terminated. If any of the present or future Obligations are guarantied by persons, partnerships or corporations in addition to the undersigned, the release or discharge in whole or in part or the bankruptcy, merger, consolidation, incorporation, liquidation or dissolution of one or more of them shall not discharge or affect the liabilities of any undersigned under this Guaranty.

10.   Recapture. Anything in this Guaranty to the contrary notwithstanding, if Laurus receives any payment or payments on account of the liabilities guaranteed hereby, which

payment or payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver, or any other party under any Insolvency Law, common law or equitable doctrine, then to the extent of any sum not finally retained by Laurus, the undersigned's obligations to Laurus shall be reinstated and this Guaranty shall remain in full force and effect (or be reinstated) until payment shall have been made to Laurus, which payment shall be due on demand.

11.   Books and Records. The books and records of Laurus showing the account between Laurus and Debtor shall be admissible in evidence in any action or proceeding.

12.   No Waiver. No failure on the part of Laurus to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Laurus of any right, remedy or power hereunder preclude any other or future exercise of any other legal right, remedy or power. Each and every right, remedy and power hereby granted to Laurus or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by Laurus at any time and from time to time.

13.   Waiver of Jury Trial. EACH OF THE UNDERSIGNED DOES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED ON OR WITH RESPECT TO THIS GUARANTY OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR RELATING OR INCIDENTAL HERETO. THE UNDERSIGNED DOES HEREBY CERTIFY THAT NO REPRESENTATIVE OR AGENT OF LAURUS HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT LAURUS WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL PROVISION.

14.   Governing Law; Jurisdiction; Amendments. THIS INSTRUMENT CANNOT BE CHANGED OR TERMINATED ORALLY, AND SHALL BE GOVERNED, CONSTRUED AND INTERPRETED AS TO VALIDITY, ENFORCEMENT AND IN ALL OTHER RESPECTS IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT HAVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS.   This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws.   Any controversy arising out of, connected to, or relating to any matters herein of the transactions between Laurus, Debtor and the Undersigned (including for purposes of arbitration, partners, officers, directors, employees, controlling persons, affiliates, professional advisors, attorneys, agents), on behalf of the undersigned, or this Agreement, or the breach thereof, including, but not limited to any claims of violations of Federal and/or State Securities Acts, Banking Statutes, Consumer Protection Statutes, Federal and/or State anti-Racketeering (e.g. RICO) claims as well as any claims relating or deriving from the Warrants, or underlying securities law and any State Law claims of fraud, negligence, negligent misrepresentations, and/or conversion or any foreign laws, shall be settled by arbitration; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of New York Law. In the event of such a dispute, each party to the conflict shall select an arbitrator, both of whom shall then select a third arbitrator, which shall constitute the three person arbitration board. The decision of a majority of the board of arbitrators, who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties. The prevailing party on any action to enforce rights hereunder shall be entitled, in addition to any court awarded damages, their costs and reasonable attorney's fees, whether at trial, or on appeal.

Venue for any proceeding herein shall lie in the borough of Manhattan, City of New York. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or unenforceability of any other provision of this Agreement. Nothing contained herein shall be deemed or operate to preclude Laurus from bringing suit or taking other legal action against the Debtor or the undersigned in any other jurisdiction to collect on the Debtor's obligations to Laurus, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court in favor of Laurus.

15. <u>Severability</u>. To the extent permitted by applicable law, any provision of this Guaranty which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

16. <u>Amendments, Waivers</u>. No amendment or waiver of any provision of this Guaranty nor consent to any departure by the undersigned therefrom shall in any event be effective unless the same shall be in writing executed by each of the undersigned directly affected by such amendment and/or waiver and Laurus.

17. <u>Notice</u>. All notices, requests and demands to or upon the undersigned, shall be in writing and shall be deemed to have been duly given or made (a) when delivered, if by personal delivery, (b) three (3) days after being sent, postage prepaid, if by registered or certified mail, return receipt requested, postage prepaid (c) when confirmed electronically, if by facsimile, or (d) when delivered, if by a recognized overnight delivery service specifying next day delivery, with written verification of receipt, in each event, to the numbers and/or address set forth beneath the signature of the undersigned, .

18. <u>Successors</u>. Laurus may, from time to time, without notice to the undersigned, sell, assign, transfer or otherwise dispose of all or any part of the Obligations and/or rights under this Guaranty. Without limiting the generality of the foregoing, Laurus may assign, or grant participations to, one or more banks, financial institutions or other entities all or any part of any of the Obligations. In each such event, Laurus, its Affiliates and each and every immediate and successive purchaser, assignee, transferee or holder of all or any part of the Obligations shall have the right to enforce this Guaranty, by legal action or otherwise, for its own benefit as fully as if such purchaser, assignee, transferee or holder were herein by name specifically given such right. Laurus shall have an unimpaired right to enforce this Guaranty for its benefit with respect to that portion of the Obligations which Laurus has not disposed of, sold, assigned, or otherwise transferred.

19. It is understood and agreed that any person or entity that desires to become a Guarantor hereunder, or is required to execute a counterpart of this Guaranty after the date hereof pursuant to the requirements of any Document, shall become Guarantor hereunder by (x) executing a Joinder Agreement in form and substance satisfactory to Laurus, (y) delivering supplements to such exhibits and annexes to such Documents as Laurus shall reasonably request

and (z) taking all actions as specified in this Guarnaty as would have been taken by such such Guarantor had it been an original party to this Guaranty, in each case with all documents required above to be delivered to Laurus and with all documents and actions required above to be taken to the reasonable satisfaction of Laurus.

20. <u>Release</u>. Nothing except cash payment in full of the Obligations shall release any of the undersigned from liability under this Guaranty.

**[REMAINDER OF THIS PAGE IS BLANK.
SIGNATURE PAGE IMMEDIATELY FOLLOWS]**

IN WITNESS WHEREOF, this Guaranty has been executed by the undersigned this 29th day of July, 2004.

POWERCOLD COMFORT AIR SOLUTIONS, INC.



BY:_____

NAME: JOSEPH C. CAHILL

TITLE: VP ADMINISTRATION & FINANCE

POWERCOLD PRODUCTS, INC.



BY:_____

NAME: JOSEPH C. CAHILL

TITLE: VP ADMINISTRATION & FINANCE

POWERCOLD INTERNATIONAL LTD.



BY:_____

NAME: JOSEPH C. CAHILL

TITLE: VP ADMINISTRATION & FINANCE

POWERCOLD TECHNOLOGY, LLC



BY:_____

NAME: JOSEPH C. CAHILL

TITLE: MANAGER

Exhibit 4.10
STOCK PLEDGE AGREEMENT

This Stock Pledge Agreement (this "Agreement"), dated as of July 29, 2004, among Laurus Master Fund, Ltd. (the "Pledgee"), PowerCold Corporation, a Nevada corporation (the "Company"), and each of the other undersigned pledgors (the Company and each such other undersigned pledgor, a "<u>Pledgor</u>" and collectively, the "<u>Pledgors</u>").

BACKGROUND

The Company has entered into a Securities Purchase Agreement, dated as of July 29, 2004 (as amended, modified, restated or supplemented from time to time, the "Securities Purchase Agreement pursuant to which the Pledgee provides or will provide certain financial accommodations to the Company.

In order to induce the Pledgee to provide or continue to provide the financial accommodations described in the Securities Purchase Agreement, each Pledgor has agreed to pledge and grant a security interest in the collateral described herein to the Pledgee on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. <u>Defined Terms</u>. All capitalized terms used herein which are not defined shall have the meanings given to them in the Securities Purchase Agreement.

2. <u>Pledge and Grant of Security Interest</u>. To secure the full and punctual payment and performance of (the following clauses (a) and (b), collectively, the "Indebtedness") (a) the obligations under the Securities Purchase Agreement and the Related Agreements (expressly excluding the Warrant) referred to in the Securities Purchase Agreement(the Securities Purchase Agreement and the Related Agreements (expressly excluding the Warrant), as each may be amended, restated, modified and/or supplemented from time to time, collectively, the "Documents") and (b) all other indebtedness, obligations and liabilities of each Pledgor to the Pledgee whether now existing or hereafter arising, direct or indirect, liquidated or unliquidated, absolute or contingent, due or not due and whether under, pursuant to or evidenced by a note, agreement, guaranty, instrument or otherwise (in each case, irrespective of the genuineness, validity, regularity or enforceability of such Indebtedness, or of any instrument evidencing any of the Indebtedness or of any collateral therefor or of the existence or extent of such collateral, and irrespective of the allowability, allowance or disallowance of any or all of such in any case commenced by or against any Pledgor under Title 11, United States Code, including, without limitation, obligations or indebtedness of each Pledgor for post-petition interest, fees, costs and charges that would have accrued or been added to the Indebtedness but for the commencement of such case), each Pledgor hereby pledges, assigns, hypothecates, transfers and grants a security interest to Pledgee in all of the following (the "Collateral"):

(a)   the shares of stock set forth on <u>Schedule A</u> annexed hereto and expressly made a part hereof (together with any additional shares of stock or other equity interests acquired by any Pledgor, the "Pledged Stock"), the certificates representing the Pledged Stock and all dividends, cash, instruments and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Stock;

(b)   all additional shares of stock of any issuer (each, an "Issuer") of the Pledged Stock from time to time acquired by any Pledgor in any manner, including, without limitation, stock dividends or a distribution in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock split, spin-off or split-off (which shares shall be deemed to be part of the Collateral), and the certificates representing such additional shares, and all dividends, cash, instruments and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares; and

(c)   all options and rights, whether as an addition to, in substitution of or in exchange for any shares of any Pledged Stock and all dividends, cash, instruments and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all such options and rights.

3.   <u>Delivery of Collateral</u>. All certificates representing or evidencing the Pledged Stock shall be delivered to and held by or on behalf of Pledgee pursuant hereto and shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to Pledgee. Each Pledgor hereby authorizes the Issuer upon demand by the Pledgee to deliver any certificates, instruments or other distributions issued in connection with the Collateral directly to the Pledgee, in each case to be held by the Pledgee, subject to the terms hereof. Upon an Event of Default (as defined below) under the Note, which has had, or could reasonably be expected to have a Material Adverse Effect, that has occurred and is continuing beyond any applicable grace period, the Pledgee shall have the right, during such time in its discretion and without notice to the Pledgor, to transfer to or to register in the name of the Pledgee or any of its nominees any or all of the Pledged Stock. In addition, the Pledgee shall have the right at such time to exchange certificates or instruments representing or evidencing Pledged Stock for certificates or instruments of smaller or larger denominations.

4.   <u>Representations and Warranties of each Pledgor</u>. Each Pledgor jointly and severally represents and warrants to the Pledgee (which representations and warranties shall be deemed to continue to be made until all of the Indebtedness has been paid in full) that:

(a)   the execution, delivery and performance by each Pledgor of this Agreement and the pledge of the Collateral hereunder do not and will not result in any violation of any agreement, indenture, instrument, license, judgment, decree, order, law, statute, ordinance or other governmental rule or regulation applicable to any Pledgor;

(b)   this Agreement constitutes the legal, valid, and binding obligation of each Pledgor enforceable against each Pledgor in accordance with its terms;

(c)   (i) all Pledged Stock owned by each Pledgor is set forth on Schedule A hereto and (ii) each Pledgor is the direct and beneficial owner of each share of the Pledged Stock;

(d)   all of the shares of the Pledged Stock have been duly authorized, validly issued and are fully paid and nonassessable;

(e)   no consent or approval of any person, corporation, governmental body, regulatory authority or other entity, is or will be necessary for (i) the execution, delivery and performance of this Agreement, (ii) the exercise by the Pledgee of any rights with respect to the Collateral or (iii) the pledge and assignment of, and the grant of a security interest in, the Collateral hereunder;

(f)   there are no pending or, to the best of Pledgor's knowledge, threatened actions or proceedings before any court, judicial body, administrative agency or arbitrator which may materially adversely affect the Collateral;

(g)   each Pledgor has the requisite power and authority to enter into this Agreement and to pledge and assign the Collateral to the Pledgee in accordance with the terms of this Agreement.

(h)   each Pledgor owns each item of the Collateral and, except for the pledge and security interest granted to Pledgee hereunder, the Collateral shall be, immediately following the closing of the transactions contemplated by the Documents, free and clear of any other security interest, pledge, claim, lien, charge, hypothecation, assignment, offset or encumbrance whatsoever (collectively, "Liens").

(i)   there are no restrictions on transfer of the Pledged Stock contained in the certificate of incorporation or by-laws (or equivalent organizational documents) of the Issuer or otherwise which have not otherwise been enforceably and legally waived by the necessary parties.

(j)   none of the Pledged Stock has been issued or transferred in violation of the securities registration, securities disclosure or similar laws of any jurisdiction to which such issuance or transfer may be subject.

(k)   the pledge and assignment of the Collateral and the grant of a security interest under this Agreement vest in the Pledgee all rights of each Pledgor in the Collateral as contemplated by this Agreement.

(l)   The Pledged Stock constitutes one hundred percent (100%) of the issued and outstanding shares of capital stock of each Issuer.

5.   Covenants.   Each Pledgor jointly and severally covenants that, until the Indebtedness shall be satisfied in full and each Document and each agreement and instrument entered into in connection therewith is irrevocably terminated:

(a)   No Pledgor will sell, assign, transfer, convey, or otherwise dispose of its rights in or to the Collateral or any interest therein; nor will any Pledgor create, incur or permit to exist any Lien whatsoever with respect to any of the Collateral or the proceeds thereof other than that created hereby.

(b)   Each Pledgor will, at its expense, defend Pledgee's right, title and security interest in and to the Collateral against the claims of any other party.

(c)   Each Pledgor shall at any time, and from time to time, upon the written request of Pledgee, execute and deliver such further documents and do such further acts and things as Pledgee may reasonably request in order to effect the purposes of this Agreement including, but without limitation, delivering to Pledgee upon the occurrence of an Event of Default which has had, or could reasonably be expected to have a Material Adverse Effect, irrevocable proxies in respect of the Collateral in form satisfactory to Pledgee. Until receipt thereof, upon an Event of Default that has occurred and is continuing beyond any applicable grace period, this Agreement shall constitute Pledgor's proxy to Pledgee or its nominee to vote all shares of Collateral then registered in each Pledgor's name.

(d)   Pledgor will notify Pledgee prior to the issuance of (i) any additional shares of any class of capital stock or other equity interests of the Issuer; or (ii) any securities convertible either voluntarily by the holder thereof or automatically upon the occurrence or nonoccurrence of any event or condition into, or any securities exchangeable for, any such shares, unless, in either case, such shares are pledged as Collateral pursuant to this Agreement.

6.   Voting Rights and Dividends. In addition to the Pledgee's rights and remedies set forth in Section 8 hereof, in case an Event of Default which has had, or could reasonably be expected to have a Material Adverse Effect, shall have occurred and be continuing, beyond any applicable cure period, the Pledgee shall (i) be entitled to vote the Collateral, (ii) be entitled to give consents, waivers and ratifications in respect of the Collateral (each Pledgor hereby irrevocably constituting and appointing the Pledgee, with full power of substitution, the proxy and attorney-in-fact of each Pledgor for such purposes) and (iii) be entitled to collect and receive cash dividends paid on the Collateral to be applied against the Indebtedness. No Pledgor shall be permitted to exercise or refrain from exercising any voting rights or other powers if, in the reasonable judgment of the Pledgee, such action would have a material adverse effect on the value of the Collateral or any part thereof; and, provided, further, that each Pledgor shall give at least five (5) days' written notice of the manner in which such Pledgor intends to exercise, or the reasons for refraining from exercising, any voting rights or other powers other than with respect to any election of directors and voting with respect to any incidental matters. Following the occurrence of an Event of Default, all dividends and all other distributions in respect of any of the Collateral, shall be delivered to the Pledgee to hold as Collateral and shall, if received by any Pledgor, be received in trust for the benefit of the Pledgee, be segregated from the other property or funds of any other Pledgor, and be forthwith delivered to the Pledgee as Collateral in the same

form as so received (with any necessary endorsement)**.** Pledgee shall make such appropriate filings with the Securities and Exchange Commission as necessary to reflect the foregoing.

7.   Event of Default. An Event of Default shall be deemed to have occurred as set forth in Article IV of the Note and may be declared by the Pledgee if such Event of Default shall have occurred and be continuing beyond any applicable cure period, or upon the happening of any of the following events:

(a)   ;

(b)   Any Pledgor shall default in the performance of any of its obligations under any agreement between any Pledgor and Pledgee, which has had, or could reasonably be expected to have a Material Adverse Effect, including, without limitation, this Agreement, and such default shall not be cured for a period of fifteen (15) days after the occurrence thereof;

(c)   Any representation or warranty of any Pledgor made herein, in any Document or in any agreement, statement or certificate given in writing pursuant hereto or thereto or in connection herewith or therewith shall be false or misleading and that has had, or could reasonably be expected to have a Material Adverse Effect ;

(d)   Any portion of the Collateral is subjected to levy of execution, attachment, distraint or other judicial process; or any portion of the Collateral is the subject of a claim (other than by the Pledgee) of a Lien or other right or interest in or to the Collateral and such levy or claim shall not be cured, disputed or stayed within a period of fifteen (15) business days after the occurrence thereof; or

(e)   Any Pledgor shall (i) apply for, consent to, or suffer to exist the appointment of, or the taking of possession by, a receiver, custodian, trustee, liquidator or other fiduciary of itself or of all or a substantial part of its property, (ii) make a general assignment for the benefit of creditors, (iii) commence a voluntary case under any state or federal bankruptcy laws (as now or hereafter in effect), (iv) be adjudicated a bankrupt or insolvent, (v) file a petition seeking to take advantage of any other law providing for the relief of debtors, (vi) acquiesce to, or fail to have dismissed, within sixty (60) days, any petition filed against it in any involuntary case under such bankruptcy laws, or (vii) take any action for the purpose of effecting any of the foregoing.

8.   Remedies. In case an Event of Default which has had, or could reasonably be expected to have a Material Adverse Effect, shall have occurred and be declared by the Pledgee, the Pledgee may:

(a)   Transfer any or all of the Collateral into its name, or into the name of its nominee or nominees;

(b)   Exercise all corporate rights with respect to the Collateral including, without limitation, all rights of conversion, exchange, subscription or any other rights, privileges or options pertaining to any shares of the Collateral as if it were the absolute owner thereof,

including, but without limitation, the right to exchange, at its discretion, any or all of the Collateral upon the merger, consolidation, reorganization, recapitalization or other readjustment of the Issuer thereof, or upon the exercise by the Issuer of any right, privilege or option pertaining to any of the Collateral, and, in connection therewith, to deposit and deliver any and all of the Collateral with any committee, depository, transfer agent, registrar or other designated agent upon such terms and conditions as it may determine, all without liability except to account for property actually received by it; and

(c)   Subject to any requirement of applicable law, sell, assign and deliver the whole or, from time to time, any part of the Collateral at the time held by the Pledgee, at any private sale or at public auction, with or without demand, advertisement or notice of the time or place of sale or adjournment thereof or otherwise (all of which are hereby waived, except such notice as is required by applicable law and cannot be waived), for cash or credit or for other property for immediate or future delivery, and for such price or prices and on such terms as the Pledgee in its sole discretion may determine, or as may be required by applicable law.

Each Pledgor hereby waives and releases any and all right or equity of redemption, whether before or after sale hereunder. At any such sale, unless prohibited by applicable law, the Pledgee may bid for and purchase the whole or any part of the Collateral so sold free from any such right or equity of redemption. All moneys received by the Pledgee hereunder whether upon sale of the Collateral or any part thereof or otherwise shall be held by the Pledgee and applied by it as provided in Section 10 hereof. No failure or delay on the part of the Pledgee in exercising any rights hereunder shall operate as a waiver of any such rights nor shall any single or partial exercise of any such rights preclude any other or future exercise thereof or the exercise of any other rights hereunder. The Pledgee shall have no duty as to the collection or protection of the Collateral or any income thereon nor any duty as to preservation of any rights pertaining thereto, except to apply the funds in accordance with the requirements of Section 10 hereof. The Pledgee may exercise its rights with respect to property held hereunder without resort to other security for or sources of reimbursement for the Indebtedness. In addition to the foregoing, Pledgee shall have all of the rights, remedies and privileges of a secured party under the Uniform Commercial Code of New York regardless of the jurisdiction in which enforcement hereof is sought.

9.   Private Sale. Each Pledgor recognizes that the Pledgee may be unable to effect (or to do so only after delay which would adversely affect the value that might be realized from the Collateral) a public sale of all or part of the Collateral by reason of certain prohibitions contained in the Securities Act, and may be compelled to resort to one or more private sales to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such Collateral for their own account, for investment and not with a view to the distribution or resale thereof and any other limitations of applicable securities laws. Each Pledgor agrees that any such private sale may be at prices and on terms less favorable to the seller than if sold at public sales and that such private sales shall be deemed to have been made in a commercially reasonable manner. Each Pledgor agrees that the Pledgee has no obligation to delay sale of any Collateral for the period of time necessary to permit the Issuer to register the Collateral for public sale under the Securities Act.

10.   Proceeds of Sale. The proceeds of any collection, recovery, receipt, appropriation, realization or sale of the Collateral shall be applied by the Pledgee as follows:

(a)   First, to the payment of all costs, reasonable expenses and charges of the Pledgee and to the reimbursement of the Pledgee for the prior payment of such costs, reasonable expenses and charges incurred in connection with the care and safekeeping of the Collateral (including, without limitation, the reasonable expenses of any sale or any other disposition of any of the Collateral), the expenses of any taking, attorneys' fees and reasonable expenses, court costs, any other fees or expenses incurred or expenditures or advances made by Pledgee in the protection, enforcement or exercise of its rights, powers or remedies hereunder;

(b)   Second, to the payment of the Indebtedness, in whole or in part, in such order as the Pledgee may elect, whether or not such Indebtedness is then due;

(c)   Third, to such persons, firms, corporations or other entities as required by applicable law including, without limitation, Section 9-504(1)(c) of the UCC; and

(d)   Fourth, to the extent of any surplus to the Pledgors or as a court of competent jurisdiction may direct.

In the event that the proceeds of any collection, recovery, receipt, appropriation, realization or sale are insufficient to satisfy the Indebtedness, each Pledgor shall be jointly and severally liable for the deficiency plus the costs and fees of any attorneys employed by Pledgee to collect such deficiency.

11.   Waiver of Marshaling. Each Pledgor hereby waives any right to compel any marshaling of any of the Collateral.

12.   No Waiver. Any and all of the Pledgee's rights with respect to the Liens granted under this Agreement shall continue unimpaired, and Pledgor shall be and remain obligated in accordance with the terms hereof, notwithstanding (a) the bankruptcy, insolvency or reorganization of any Pledgor, (b) the release or substitution of any item of the Collateral at any time, or of any rights or interests therein, or (c) any delay, extension of time, renewal, compromise or other indulgence granted by the Pledgee in reference to any of the Indebtedness. Each Pledgor hereby waives all notice of any such delay, extension, release, substitution, renewal, compromise or other indulgence, and hereby consents to be bound hereby as fully and effectively as if such Pledgor had expressly agreed thereto in advance. No delay or extension of time by the Pledgee in exercising any power of sale, option or other right or remedy hereunder, and no failure by the Pledgee to give notice or make demand, shall constitute a waiver thereof, or limit, impair or prejudice the Pledgee's right to take any action against any Pledgor or to exercise any other power of sale, option or any other right or remedy.

13.   Expenses. The Collateral shall secure, and each Pledgor shall pay to Pledgee on demand, from time to time, all reasonable costs and expenses, (including but not limited to, reasonable attorneys' fees and costs, taxes, and all transfer, recording, filing and other charges)

of, or incidental to, the custody, care, transfer, administration of the Collateral or any other collateral, or in any way relating to the enforcement, protection or preservation of the rights or remedies of the Pledgee under this Agreement or with respect to any of the Indebtedness.

14.   The Pledgee Appointed Attorney-In-Fact and Performance by the Pledgee. Upon the occurrence of an Event of Default beyond any applicable cure period, which has had, or could reasonably be expected to have a Material Adverse Effect, each Pledgor hereby irrevocably constitutes and appoints the Pledgee as such Pledgor's true and lawful attorney-in-fact, with full power of substitution, to execute, acknowledge and deliver any instruments and to do in such Pledgor's name, place and stead, all such acts, things and deeds for and on behalf of and in the name of such Pledgor, which such Pledgor could or might do or which the Pledgee may deem necessary, desirable or convenient to accomplish the purposes of this Agreement, including, without limitation, to execute such instruments of assignment or transfer or orders and to register, convey or otherwise transfer title to the Collateral into the Pledgee's name. Each Pledgor hereby ratifies and confirms all that said attorney-in-fact may so do and hereby declares this power of attorney to be coupled with an interest and irrevocable. If any Pledgor fails to perform any agreement herein contained, the Pledgee may itself perform or cause performance thereof, and any costs and expenses of the Pledgee incurred in connection therewith shall be paid by the Pledgors as provided in Section 10 hereof.

15.   Waivers.

(a)   EACH PARTY HERETO HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH, OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OTHER AGREEMENT EXECUTED OR DELIVERED BY THEM IN CONNECTION HEREWITH, OR THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT OR TORT OR OTHERWISE AND EACH PARTY HERETO HEREBY AGREES AND CONSENTS THAT ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

16.   Recapture. Notwithstanding anything to the contrary in this Agreement, if the Pledgee receives any payment or payments on account of the Indebtedness, which payment or payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver, or any other party under the United States Bankruptcy Code, as amended, or any other federal or state bankruptcy, reorganization, moratorium or insolvency law relating to or affecting the enforcement of creditors' rights generally, common law or equitable doctrine, then to the extent of any sum not finally retained by the Pledgee, each Pledgor's obligations to the Pledgee shall be reinstated and

this Agreement shall remain in full force and effect (or be reinstated) until payment shall have been made to Pledgee, which payment shall be due on demand.

17.   Captions. All captions in this Agreement are included herein for convenience of reference only and shall not constitute part of this Agreement for any other purpose.

18.   Miscellaneous.

(a)   This Agreement constitutes the entire and final agreement among the parties with respect to the subject matter hereof and may not be changed, terminated or otherwise varied except by a writing duly executed by the parties hereto.

(b)   No waiver of any term or condition of this Agreement, whether by delay, omission or otherwise, shall be effective unless in writing and signed by the party sought to be charged, and then such waiver shall be effective only in the specific instance and for the purpose for which given.

(c)   In the event that any provision of this Agreement or the application thereof to any Pledgor or any circumstance in any jurisdiction governing this Agreement shall, to any extent, be invalid or unenforceable under any applicable statute, regulation, or rule of law, such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute, regulation or rule of law, and the remainder of this Agreement and the application of any such invalid or unenforceable provision to parties, jurisdictions, or circumstances other than to whom or to which it is held invalid or unenforceable shall not be affected thereby, nor shall same affect the validity or enforceability of any other provision of this Agreement.

(d)   This Agreement shall be binding upon each Pledgor, and each Pledgor's successors and assigns, and shall inure to the benefit of the Pledgee and its successors and assigns.

(e)   Any notice or other communication required or permitted pursuant to this Agreement shall be given in accordance with the Note .

(f)   This Agreement shall be governed by and construed and enforced in all respects in accordance with the laws of the State of New York applied to contracts to be performed wholly within the State of New York.

(g)   EACH PLEDGOR EXPRESSLY CONSENTS TO THE JURISDICTION AND VENUE OF EACH COURT OF COMPETENT JURISDICTION LOCATED IN THE STATE OF NEW YORK FOR ALL PURPOSES IN CONNECTION WITH THIS AGREEMENT.   ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY ANY MATTER OR CLAIM IN ANY WAY ARISING OUT OF, RELATED TO OR CONNECTED WITH THIS AGREEMENT SHALL BE BROUGHT ONLY IN A STATE COURT LOCATED IN THE COUNTY OF NEW YORK, STATE OF NEW YORK. EACH PLEDGOR FURTHER CONSENTS THAT ANY SUMMONS, SUBPOENA OR

OTHER PROCESS OR PAPERS (INCLUDING, WITHOUT LIMITATION, ANY NOTICE OR MOTION OR OTHER APPLICATION TO EITHER OF THE AFOREMENTIONED COURTS OR A JUDGE THEREOF) OR ANY NOTICE IN CONNECTION WITH ANY PROCEEDINGS HEREUNDER, MAY BE SERVED INSIDE OR OUTSIDE OF THE STATE OF NEW YORK OR THE SOUTHERN DISTRICT OF NEW YORK BY PERSONAL SERVICE PROVIDED A REASONABLE TIME FOR APPEARANCE IS PERMITTED, OR IN SUCH OTHER MANNER AS MAY BE PERMISSIBLE UNDER THE RULES OF SAID COURTS. EACH PLEDGOR WAIVES ANY OBJECTION TO JURISDICTION AND VENUE OF ANY ACTION INSTITUTED HEREON AND SHALL NOT ASSERT ANY DEFENSE BASED ON LACK OF JURISDICTION OR VENUE OR BASED UPON <u>FORUM NON CONVENIENS</u>.

(h)   It is understood and agreed that any person or entity that desires to become a Pledgor hereunder, or is required to execute a counterpart of this Stock Pledge Agreement after the date hereof pursuant to the requirements of any Document, shall become a Pledgor hereunder by (x) executing a Joinder Agreement in form and substance satisfactory to the Pledgee, (y) delivering supplements to such exhibits and annexes to such Documents as the Pledgee shall reasonably request and (z) taking all actions as specified in this Agreement as would have been taken by such Pledgor had it been an original party to this Agreement, in each case with all documents required above to be delivered to the Pledgee and with all documents and actions required above to be taken to the reasonable satisfaction of the Pledgee.

(i)   This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which when taken together shall constitute one and the same agreement. Any signature delivered by a party by facsimile transmission shall be deemed an original signature hereto.

(j)   Upon satisfaction of the Indebtedness, Laurus agrees to file within 30 days thereafter, at its sole expense and cost, and in any and all appropriate jurisdictions or agencies such documents to evidence the release and termination of this Agreement. Laurus shall provide proof of such release and termination in the form and content as directed by Assignor(s) or any of them.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first written above.

POWERCOLD CORPORATION

By:

Name: Joseph C. Cahill
Title: Secretary

LAURUS MASTER FUND, LTD.

By:

Name:
Title:

SCHEDULE A to the Stock Pledge Agreement

Pledged Stock

	Pledgors	Class of Stock	Stock Certificate Number	Par Value	Number of Shares
	PowerCold ComfortAir Solutions, Inc.	Common	0001	$0.0001	200
	PowerCold Products, Inc.	Common	0001	$0.0001	200
	PowerCold International Ltd.	Common	0001	$0.0001	200
	PowerCold Technology, LLC	Membership Interests	0001	-0-	200 Membership Interests

Exhibit 4.11

POWERCOLD CORPORATION AND CERTAIN OF ITS SUBSIDIARIES
MASTER SECURITY AGREEMENT

To: Laurus Master Fund, Ltd.
      c/o Ironshore Corporate Services, Ltd.
      P.O. Box 1234 G.T
      Queensgate House
      South Church Street
      Grand Cayman, Cayman Islands

Date: July 29, 2004

 To Whom It May Concern:

        1.   To secure the payment of all Obligations (as hereafter defined), PowerCold Corporation, a Nevada corporation (the "Company"), each of the other undersigned parties (other than Laurus Master Fund, Ltd, "Laurus")) and each other entity that is required to enter into this Master Security Agreement (each an "Assignor" and, collectively, the "Assignors") hereby assigns and grants to Laurus a continuing security interest in all of the following property now owned or at any time hereafter acquired by any Assignor, or in which any Assignor now have or at any time in the future may acquire any right, title or interest (the "Collateral"): all cash, cash equivalents, accounts, deposit accounts (including, without limitation, the Lockbox Deposit Account (as defined below), inventory, equipment, goods, documents, instruments (including, without limitation, promissory notes), contract rights, general intangibles (including, without limitation, payment intangibles), chattel paper, supporting obligations, investment property (including, without limitation, all equity interests owned by any Assignor), letter-of-credit rights, trademarks, trademark applications, tradestyles, patents, patent applications, copyrights, copyright applications and other intellectual property in which any Assignor now have or hereafter may acquire any right, title or interest, all proceeds and products thereof (including, without limitation, proceeds of insurance) and all additions, accessions and substitutions thereto or therefore only to the extent necessary to redeem the outstanding obligation of the principal of the debt instrument, accrued interest and applicable fees incurred in the course of satisfaction of the Obligations. In the event any Assignor wishes to finance the acquisition in the ordinary course of business of any hereafter acquired equipment and have obtained a commitment from a financing source to finance such equipment from an unrelated third party, Laurus agrees to release its security interest on such hereafter acquired equipment so financed by such third party financing source. Except as otherwise defined herein, all capitalized terms used herein shall have the meaning provided such terms in the Securities Purchase Agreement referred to below.

        2.   The term "Obligations" as used herein shall mean and include all debts, liabilities and obligations owing by each Assignor to Laurus arising under, out of, or in connection with: (i) that certain Securities Purchase Agreement dated as of the date hereof by and between the Company and Laurus (the "Securities Purchase Agreement") and (ii) the Related Agreements

(expressly excluding the Warrant) referred to in the Securities Purchase Agreement (the Securities Purchase Agreement and each Related Agreement (expressly excluding the Warrant), as each may be amended, modified, restated or supplemented from time to time, are collectively referred to herein as the "Documents"), and in connection with any documents, instruments or agreements relating to or executed in connection with the Documents or any documents, instruments or agreements referred to therein or otherwise, and in connection with any other indebtedness, obligations or liabilities of any Assignor to Laurus, whether now existing or hereafter arising, direct or indirect, liquidated or unliquidated, absolute or contingent, due or not due and whether under, pursuant to or evidenced by a note, agreement, guaranty, instrument or otherwise, in each case, irrespective of the genuineness, validity, regularity or enforceability of such Obligations, or of any instrument evidencing any of the Obligations or of any collateral therefor or of the existence or extent of such collateral, and irrespective of the allowability, allowance or disallowance of any or all of the Obligations in any case commenced by or against any Assignor under Title 11, United States Code, including, without limitation, obligations or indebtedness of each Assignor for post-petition interest, fees, costs and charges that would have accrued or been added to the Obligations but for the commencement of such case.

3.   Each Assignor hereby jointly and severally represents, warrants and covenants to Laurus that:

(a)   it is a corporation, partnership or limited liability company, as the case may be, validly existing, in good standing and organized under the respective laws of its jurisdiction of organization set forth on Schedule A, and each Assignor will provide Laurus thirty (30) days' prior written notice of any change in any of its respective jurisdiction of organization;

(b)   its legal name is as set forth in its respective Certificate of Incorporation or other organizational document (as applicable) as amended through the date hereof and as set forth on Schedule A, and it will provide Laurus thirty (30) days' prior written notice of any change in its legal name;

(c)   its organizational identification number (if applicable) is as set forth on Schedule A hereto, and it will provide Laurus thirty (30) days' prior written notice of any change in any of its organizational identification number;

(d)   it is the lawful owner of the respective Collateral and it has the sole right to grant a security interest therein and will defend the Collateral against all claims and demands of all persons and entities;

(e)   it will keep its respective Collateral free and clear of all attachments, levies, taxes, liens, security interests and encumbrances of every kind and nature ("Encumbrances"), except (i) Encumbrances securing the Obligations and (ii) to the extent said Encumbrance does not secure indebtedness in excess of an aggregate of $250,000 in any given calendar year ;

(f)   it will, at its and the other Assignors joint and several cost and expense keep the Collateral in good state of repair (ordinary wear and tear excepted) and will not

2

waste or destroy the same or any part thereof other than ordinary course discarding of items no longer used or useful in its or such other Assignors' business;

(g)   it will not without Laurus' prior written consent, sell, exchange, lease or otherwise dispose of the Collateral, whether by sale, lease or otherwise, except for the sale of inventory in the ordinary course of business and for the disposition or transfer in the ordinary course of business during any fiscal year of obsolete and worn-out equipment or equipment no longer necessary for its ongoing needs, having an aggregate fair market value of not more than $250,000 and only to the extent that:

(i)   the proceeds of any such disposition are used to acquire replacement Collateral which is subject to Laurus' first priority perfected security interest, or are used to repay Obligations or to pay general corporate expenses; and

(ii)   following the occurrence of an Event of Default which continues to exist the proceeds of which are remitted to Laurus to be held as cash collateral for the Obligations;

The foregoing shall not prevent the Assignor(s) from licensing such trademarks, trademark applications, tradestyles, patents, patent applications, copyrights, copyright applications and other intellectual property in which any Assignor(s) now have or hereafter may acquire any right, title or interest, in the oridinary course of business,

(h)   it will insure or cause the Collateral to be insured in Laurus' name against loss or damage by fire, theft, burglary, pilferage, loss in transit and such other hazards as Laurus shall specify in amounts reasonable and ordinary under policies by insurers acceptable to Laurus (such acceptability as determined solely with reference to applicable industry custom and practice) and all premiums thereon shall be paid by such Assignor and the policies delivered to Laurus with proof of insurance delivered to Laurus at annual renewal or policy amendment. If any such Assignor fails to do so, Laurus may procure such insurance only after written notice of inadequate coverage and the cost thereof shall be promptly reimbursed by the Assignors, jointly and severally, and shall constitute Obligations;

(i)   such Assignor (jointly and severally with each other Assignor) hereby indemnifies and saves Laurus harmless from all loss, costs, damage, liability and/or expense, including reasonable attorneys' fees, that Laurus may sustain or incur to enforce payment, performance or fulfillment of any of the Obligations and/or in the enforcement of this Master Security Agreement or in the prosecution or defense of any action or proceeding either against Laurus or any Assignor concerning any matter growing out of or in connection with this Master Security Agreement, and/or any of the Obligations and/or any of the Collateral except to the extent caused by Laurus' own gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and nonappealable decision).

(j)   On or prior to the 30th day following the Closing Date, each Assignor will irrevocably direct all of its present and future Account Debtors (as defined below) and other persons obligated to make payments constituting Collateral to make such payments directly to the lockboxes maintained by such Assignor (the "Lockboxes") with Commerce Bank, N.A., with its principal place of business at 1701 Route 70 East, Cherry Hill, New Jersey, 08034 or such other financial institution accepted by Laurus in writing as may be selected by the Company (the "Lockbox Bank") by means of an appropriately designated "Remit To" address on each invoice issued by PowerCold Corporation or any of its subsidiary companies. Upon receipt of such payments, the Lockbox Bank has agreed to deposit the proceeds of such payments in that certain deposit account maintained at the Lockbox Bank and evidenced by the account name of PowerCold Corporation and the account number (791 665 5041) or such other deposit accepted by Laurus in writing (the "Lockbox Deposit Account"). On or prior to the Closing Date, the Company shall and shall cause the Lockbox Bank to enter into all such documentation acceptable to Laurus pursuant to which, among other things, the Lockbox Bank agrees to, following notification by Laurus (which notification Laurus shall only give following the occurrence and during the continuance of an Event of Default), comply only with the instructions or other directions of Laurus concerning the Lockbox and the Lockbox Deposit Account. All of each Assignor's invoices, account statements and other written or oral communications directing, instructing, demanding or requesting payment of any Account of any such Assignor or any other amount constituting Collateral shall conspicuously direct that all payments be made to the Lockbox or such other address as Laurus may direct in writing. If, notwithstanding the instructions to Account Debtors, any Assignor receives any payments, such Assignor shall immediately remit such payments to the Lockbox Deposit Account in their original form with all necessary endorsements. Until so remitted, the Assignors shall hold all such payments in trust for and as the property of Laurus and shall not commingle such payments with any of its other funds or property. For the purpose of this Master Security Agreement,) "Accounts" shall mean all "accounts", as such term is defined in the Uniform Commercial Code as in effect in the State of New York on the date hereof, now owned or hereafter acquired by any Assignor and (y) "Account Debtor" shall mean any person or entity who is or may be obligated with respect to, or on account of, an Account.

(k)   At Laurus' election, following the occurrence of an Event of Default which is continuing, Laurus may notify each of Company's and each Assignor's Account Debtors of Laurus' security interest in such accounts, collect them directly and charge the collection costs and expenses thereof to Company's and the Assignor's joint and several account.

4.   The occurrence of any of the following events or conditions shall constitute an "Event of Default" under this Master Security Agreement:

(a)   any covenant, warranty, representation or statement made or furnished to Laurus by the Assignor or on the Assignor's behalf was breached in any material respect or false in any material respect when made or furnished, as the case may be, and, in the case of a covenant, if subject to cure, shall not be cured for a period of fifteen (15) days;

4

(b) the loss, theft, substantial damage, destruction, sale or encumbrance to or of any of the Collateral or the making of any levy, seizure or attachment thereof or thereon except to the extent:

(i)   such loss is covered by insurance proceeds which are used to replace the item or repay Laurus; or

(ii)   said levy, seizure or attachment does not secure indebtedness in excess of $250,000 in the aggregate in any calendar year,;

(b)   any Assignor shall become insolvent, cease operations other than consolidation within Assignors, dissolve, terminate our business existence, make an assignment for the benefit of creditors, suffer the appointment of a receiver, trustee, liquidator or custodian of all or any part of Assignors' property;

(c)   any proceedings under any bankruptcy or insolvency law shall be commenced by or against any Assignor;

(d)   the Company shall repudiate, purport to revoke or fail to perform any or all of its material obligations under any Note (after passage of applicable cure period, if any); or

(e)   an Event of Default shall have occurred under and as defined in any Document.

5.   Upon the occurrence of any Event of Default that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), properties, operations or prospects of the Assignors, taken individually and as a whole and which exceed $250,000 (a "Material Adverse Effect") and at any time thereafter, Laurus may declare all Obligations immediately due and payable and Laurus shall have the remedies of a secured party provided in the Uniform Commercial Code as in effect in the State of New York, this Agreement and other applicable law. Upon the occurrence of any Event of Default and at any time thereafter, Laurus will have the right to take possession of the Collateral and to maintain such possession on our premises or to remove the Collateral or any part thereof to such other premises as Laurus may desire. Upon Laurus' request, each of the Assignors shall assemble or cause the Collateral to be assembled and make it available to Laurus at a place designated by Laurus. If any notification of intended disposition of any Collateral is required by law, such notification, if mailed, shall be deemed properly and reasonably given if mailed at least ten (10) days before such disposition, postage prepaid, addressed to any Assignor either at such Assignor's address shown herein or at any address appearing on Laurus' records for such Assignor. Any proceeds of any disposition of any of the Collateral shall be applied by Laurus to the payment of all expenses in connection with the sale of the Collateral, including reasonable attorneys' fees and other legal expenses and disbursements and the reasonable expense of retaking, holding, preparing for sale, selling, and the like, and any balance of such proceeds may be applied by Laurus toward the payment of the Obligations in such order of application as Laurus may elect, and each Assignor shall be liable for any deficiency

6.   If any Assignor defaults in the performance or fulfillment of any of the terms, conditions, promises, covenants, provisions or warranties on such Assignor's part to be performed or fulfilled under or pursuant to this Master Security Agreement which has or could reasonably be expected to have a Material Adverse Effect on the Collateral, Laurus may, at its option without waiving its right to enforce this Master Security Agreement according to its terms, immediately or at any time thereafter and without notice to any Assignor, perform or fulfill the same or cause the performance or fulfillment of the same for each Assignor's joint and several account and at each Assignor's joint and several cost and expense, and the cost and expense thereof (including reasonable attorneys' fees) shall be added to the Obligations and shall be payable on demand with interest thereon at the highest rate permitted by law[, or, at Laurus' option, debited by Laurus from the Restricted Account or any other deposit accounts in the name of the Assignor and controlled by Laurus.

7.   Each Assignor appoints Laurus, any of Laurus' officers, employees or any other person or entity whom Laurus may designate as our attorney, with power to execute such documents in each of our behalf and to supply any omitted information and correct patent errors in any documents executed by any Assignor or on any Assignor's behalf; to file financing statements against us covering the Collateral (and, in connection with the filing of any such financing statements, describe the Collateral as "all assets and all personal property, whether now owned and/or hereafter acquired" (or any substantially similar variation thereof)); to sign our name on public records; and to do all other things Laurus deem necessary to carry out this Master Security Agreement only after five (5) business day written notification to the Company at its designated address . Each Assignor hereby ratifies and approves all acts of the attorney and neither Laurus nor the attorney will be liable for any acts of commission or omission, nor for any error of judgment or mistake of fact or law other than negligence or willful misconduct (as determined by a court of competent jurisdiction). This power being coupled with an interest, is irrevocable so long as any Obligations remains unpaid.

8.   No delay or failure on Laurus' part in exercising any right, privilege or option hereunder shall operate as a waiver of such or of any other right, privilege, remedy or option, and no waiver whatever shall be valid unless in writing, signed by Laurus and then only to the extent therein set forth, and no waiver by Laurus of any default shall operate as a waiver of any other default or of the same default on a future occasion. Laurus' books and records containing entries with respect to the Obligations shall be admissible in evidence in any action or proceeding. Laurus shall have the right to enforce any one or more of the remedies available to Laurus, successively, alternately or concurrently. Each Assignor agrees to join with Laurus in executing financing statements or other instruments to the extent required by the Uniform Commercial Code in form satisfactory to Laurus and in executing such other documents or instruments as may be required or deemed necessary by Laurus for purposes of affecting or continuing Laurus' security interest in the Collateral.

9.   This Master Security Agreement shall be governed by and construed in accordance with the laws of the State of New York and cannot be terminated orally. All of the rights, remedies, options, privileges and elections given to Laurus hereunder shall inure to the benefit of Laurus' successors and assigns. The term "Laurus" as herein used shall include Laurus, any parent of Laurus', any of Laurus' subsidiaries and any co-subsidiaries of Laurus' parent, whether now existing or hereafter created or acquired, and all of the terms, conditions, promises, covenants, provisions and warranties of this Agreement shall inure to the benefit of

each of the foregoing, and shall bind the representatives, successors and assigns of each Assignor. Laurus and each Assignor hereby (a) waive any and all right to trial by jury in litigation relating to this Agreement and the transactions contemplated hereby and each Assignor agrees not to assert any counterclaim in such litigation, (b) submit to the nonexclusive jurisdiction of any New York State court sitting in the borough of Manhattan, the city of New York and (c) waive any objection Laurus or each Assignor may have as to the bringing or maintaining of such action with any such court.

10.   It is understood and agreed that any person or entity that desires to become an Assignor hereunder, or is required to execute a counterpart of this Master Security Agreement after the date hereof pursuant to the requirements of any Document, shall become an Assignor hereunder by (x) executing a Joinder Agreement in form and substance satisfactory to Laurus, (y) delivering supplements to such exhibits and annexes to such Documents as Laurus shall reasonably request and (z) taking all actions as specified in this Agreement as would have been taken by such Assignor had it been an original party to this Agreement, in each case with all documents required above to be delivered to Laurus and with all documents and actions required above to be taken to the reasonable satisfaction of Laurus.

11.   All notices from Laurus to any Assignor shall be deemed delivered to such Assignor's address set forth below.

All notices required or permitted hereunder shall be in writing and shall be deemed effectively given:

upon personal delivery to the Assignors(s) to be notified;

when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day;

three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or

one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

12.   Upon satisfaction in full of the Obligations, Laurus agrees to file within 30 days thereafter, at its sole expense and cost, and in any and all appropriate jurisdictions or agencies (including the United States Patent and Trademark office) such documents to evidence the release and termination of any security interest under the Uniform Commercial Code. Laurus shall provide proof of such release and terminations in the form and content as directed by Assignor(s) or any of them.

Very truly yours,

POWERCOLD CORPORATION

By:
Name: Joseph C. Cahill
Title: Secretary

POWERCOLD COMFORTAIR
SOLUTIONS, INC.

By:
Name: Joseph C. Cahill
Title: VP Administration & Finance

POWERCOLD PRODUCTS, INC.

By:
Name: Joseph C. Cahill
Title: VP Administration & Finance

POWERCOLD INTERNATIONAL LTD.

By:
Name: Joseph C. Cahill
Title: VP Administration & Finance

POWERCOLD TECHNOLOGY, LLC

By:
Name: Joseph C. Cahill
Title: Manager

ACKNOWLEDGED AND AGREED TO

LAURUS MASTER FUND, LTD.

By:_____

Name:

Title

PowerCold Corporation	Nevada
PowerCold ComfortAir Solutions, Inc.	Nevada
PowerCold Products, Inc.	Texas
PowerCold International, LTD	Nevada
PowerCold Technology, LLC	Nevada

Exhibit 4.12

CLEARING ACCOUNT AGREEMENT

[SOFT]

This CLEARING ACCOUNT AGREEMENT (the "**Agreement**") is entered into this 29th day of July 2004 by and among (A) **Commerce Bank, N.A.,** having its principal place of business at **1701 Route 70 East, Cherry Hill, New Jersey, 08034** (the "**Clearing Bank**"), (B) POWERCOLD CORPORATION, having its principal place of business at 115 Canfield Street, LaVernia, TX 78121; PowerCold Products, Inc., 115 Canfield Street, LaVernia, TX 78121; PowerCold ComfortAir Solutions, Inc., 12345 Starkey Avenue, Largo, FL 33773 (each of the entities referred to in this clause (B), the "**Borrower**"), and (C) LAURUS MASTER FUND, LTD., having its principal place of business at 825 Third Avenue, 14th Floor, New York, NY 10022 (together with its successors and assigns, the "**Lender**").

RECITALS

A.   Lender has provided financing (the "**Loan**") to Borrower, which Loan is (A) evidenced by (i) a Secured Convertible Term Note (as amended, modified or supplementated from time to time, the "**Note**") dated the date hereof and executed by Borrower, (ii) a Securities Purchase Agreement (as amended, modified or supplemented from time to time, the "Securities Purchase Agreement") dated as of the date hereof by and between Borrower and the Lender and (iii) certain other Related Agreements referred to in the Securities Purchase Agreement (expressly excluding the Warrant) (as amended, modified or supplemented from time to time, the "Related Agreements") and (B) secured by a Master Security Agreement dated as of the date hereof by and among Borrower and the Lender (the "**Security Instrument**"), encumbering Borrower's interest in certain assets (the "**Assets**") more particularly described in the Security Instrument.

B.   Borrower and Lender have agreed that all Accounts (as defined in the Security Instrument) be deposited with a financial institution acceptable to Lender into an account designated by and established for the benefit of Lender, and Borrower, and Lender desire to retain Clearing Bank to provide the services described herein.

NOW THEREFORE, for Ten Dollars and in consideration of the mutual promises contained herein and for other good and valuable consideration the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.   <u>Defined Terms</u>.   In addition to capitalized terms defined elsewhere in this Agreement, the following capitalized terms shall have the respective meanings set forth below:

"**Business Day**" shall mean any day other than a Saturday, Sunday or any day on which commercial banks in the state in which the Clearing Account has been opened, are authorized or required to close.

"**Cash Management Address**" shall mean the address to which all Accounts will be sent or deposited.

"**Deposit Bank**" shall mean the bank or banks selected by Borrower from time to time to maintain the Deposit Account, which shall initially be the bank specified on Exhibit A.

"**Designee**" shall mean initially **Laurus Capital Management, L.L.C**., an agent of Lender acting for the benefit of Lender. Lender may from time to time designate another agent to act as Designee hereunder, upon prior written notice of such designation to Borrower and Clearing Bank.

"**Minimum Balance**" shall mean $100,000.

"**Obligations**" shall mean any and all debt, liabilities and obligations of Borrower to Lender pursuant to or in connection with the Loan, including without limitation, the indebtedness evidenced by the Note and any and all debt, liabilities and obligations of Borrower under the Security Instrument, the Securities Purchase Agreement and the Related Agreements.

2.   Duties of the Clearing Bank.

(a)   Clearing Bank shall receive and process any deposits to the Clearing Account, as defined in paragraph 2(c), presented by Borrower or any of its agents at any of Clearing Bank's branch offices. Clearing Bank shall not be responsible for the nature of the deposits to the Clearing Account.

(b)   Clearing Bank shall receive and process all mail sent to the Cash Management Address and deposit all Accounts therein contained in the Clearing Account and receive and process all wire transactions to the Clearing Account, in accordance with the lockbox agreement between Borrower and Clearing Bank attached hereto as Exhibit B.

(c)   In order to further secure the performance by Borrower of the Obligations and as a material inducement for Lender to make the Loan, (i) Clearing Bank has established and will maintain a collection account (the "**Clearing Account**," Account Number 7916655041), into which Clearing Bank shall deposit all Accounts specified in Sections 2(a) and 2(b) received by it with respect to the Assets, (ii) the Clearing Account shall be entitled "**Laurus Capital Management - PWCL Clearing Account**," provided, that Lender shall have the option to cause Clearing Bank to change the designation of such account; and (iii) Clearing Bank acknowledges that the Clearing Account is subject to a security interest in favor of Lender, and shall designate the Clearing Account on its books as subject to a security interest in favor of Lender. The Clearing Account shall be assigned the federal tax identification number of Borrower.

(d)   Upon request of Lender or Designee, Clearing Bank shall deliver to Lender or Designee, as applicable, copies of all statements and other information concerning the Clearing Account, as Lender or Designee shall reasonably request.

(e)   Items deposited with Clearing Bank, which are returned for insufficient or uncollected funds, shall be re-deposited by Clearing Bank a second time. Items returned unpaid the second time for whatever reason shall be debited from the Clearing Account. In the event that there are insufficient funds in the Clearing Account, then Clearing Bank shall be entitled to set off the amount of the item from another account of Borrower, and as provided in Paragraph 6 below, under advice to Borrower.

(f)   The duties and obligations of the Clearing Bank set forth in this Agreement shall be determined solely by the express provisions of this Agreement; the Clearing Bank shall not be liable except for the performance of such party's duties and obligations as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Clearing Bank. The Clearing Bank shall have no obligation to review or confirm that any actions taken pursuant to this Agreement comply with any other agreement or document.

3.   Transfer of Funds in Clearing Account.

Unless the Clearing Bank shall receive a notice from the Lender in the form attached hereto as Exhibit C stating that an Event of Default under the Security Instrument, Note, the Securities Purchase Agreement or any Related Agreement has occurred and is continuing (a "Default Notice"), Clearing Bank shall, commencing on the date hereof and continuing for the remainder of the period of time in which this Agreement remains in effect (i) once per week on a regular Business Day Clearing Bank shall transfer, by wire transfer or via the ACH System or similar method, all available funds in excess of the Minimum Balance (the "Weekly Deposit Account Sweep Amount") to the account designated by the Borrower at the Deposit Bank (the "**Deposit Account**"), as described in Exhibit A attached hereto; and (ii) simultaneously with any transfer to the Deposit Bank pursuant to clause (i), Clearing Bank shall send to the Deposit Bank, via telecopy, a wire transfer or ACH System advice setting forth the Weekly Deposit Account Sweep Amount. If the Clearing Bank shall receive a Default Notice from Lender on any regular business day, Clearing Bank, shall, no later than one business day following the date of its receipt of such Default Notice cease (iii) taking any and all actions at the direction of the Borrower and (iv) making all wire transfers of the Weekly Deposit Account Sweep Amount to the Deposit Bank. The Clearing Bank shall take all such actions without the consent of and without any further action by the Borrower. Clearing Bank, no later than one business day following the date of its receipt of such Default Notice, shall instead wire all Weekly Deposit Account Sweep Amounts to the account specified in the Notice of Default. Both Lender and Borrower shall from the date of the Default Notice be entitled to receive the advice set forth in Section 3(ii) above.

4.   Termination.

(a)   Clearing Bank may resign from its obligations under this Agreement at any time after thirty (30) days' prior written notice to the other parties hereto, but the

Clearing Bank may resign from its obligations under this Agreement immediately upon written notice to the other parties hereto in the event of fraud or suspicious activity in connection with a Clearing Account or this Agreement. Borrower shall designate a successor to Clearing Bank promptly after receipt of notice of resignation by Clearing Bank, which successor shall be subject to the approval of Lender, and cause such designated successor promptly to assume the obligations of Clearing Bank hereunder.

(b)   Lender may terminate this Agreement for any reason or no reason whatsoever, at any time upon thirty (30) days' prior written notice to the other parties hereto.

(c)   Borrower may not unilaterally terminate this Agreement or close the Clearing Account. Except after the effective date of the Clearing Bank's resignation or early termination as set forth in Paragraphs 4(a) and 4(b) herein, Clearing Bank shall not cause or permit the Clearing Account to be closed unless it has received the prior written consent of Lender.

5.   Standard of Care; Indemnification.

(a)   Clearing Bank shall be responsible for the performance of only such duties as are set forth herein or contained in instructions given to the Clearing Bank. Clearing Bank's liability shall be limited to the actual, direct damages proximately caused by Clearing Bank's gross negligence or willful misconduct, and, in any event, shall not exceed the Clearing Account service fees charged for the most recent twelve month period; provided that Clearing Bank shall be liable, without regard to the aforementioned cap on liability, for the actual, direct damages to Lender in the event that Clearing Bank misdirects a payment contrary to Lender's instruction and such misdirected payment is not recovered. IN NO EVENT, HOWEVER, SHALL CLEARING BANK HAVE ANY RESPONSIBILITY FOR CONSEQUENTIAL, INDIRECT, SPECIAL OR EXEMPLARY DAMAGES, WHETHER OR NOT IT HAS NOTICE THEREOF, AND REGARDLESS OF THE BASIS, THEORY OR NATURE OF THE ACTION UPON WHICH THE CLAIM IS ASSERTED, NOR SHALL IT HAVE ANY RESPONSIBILITY OR LIABILITY FOR THE VALIDITY OR ENFORCEABILITY OF ANY SECURITY INTEREST OR OTHER INTEREST OF LENDER OR BORROWER IN THE CLEARING ACCOUNT. This paragraph shall survive termination of this agreement.

(b)   Except where Clearing Bank has been grossly negligent or has acted in bad faith, Lender and Borrower will release Clearing Bank from and shall indemnify and hold Clearing Bank harmless from and against any and all losses, claims, damages, liabilities, costs and expenses (including, without limitation, reasonable counsel fees, whether arising in an action or proceeding among the parties hereto or otherwise) to which Clearing Bank may become subject, or which it may suffer or incur, arising out of or based upon this Agreement or the actions contemplated hereby; provided, however, that Lender's liability under this paragraph shall be limited to matters arising out of Clearing Bank's execution of Lender's instructions or resulting from any actual or alleged breach of this Agreement by Lender. This paragraph shall survive termination of this agreement.

(c)   Lender and Borrower must inspect all Clearing Account documents, statements and reports when received, and immediately notify Clearing Bank of any errors or discrepancies, such notice to take place no more than fourteen (14) calendar days after receipt of the document, statement or report containing or reflecting an error or discrepancy. Except to the extent otherwise required by law, failure by Lender or Borrower to notify Clearing Bank of errors or discrepancies within the time frame indicated will relieve Clearing Bank of any and all liability associated with or arising from such errors or discrepancies, unless those errors or discrepancies can be directly attributed to Clearing Bank's gross negligence or willful misconduct. This paragraph shall survive termination of this agreement.

6.   <u>Set-off</u>.

Clearing Bank and Borrower each acknowledges and agrees that the Clearing Account is subject to the sole dominion, control and discretion of Lender and Designee and Borrower shall not have any right to close such account or right of withdrawal with respect to such account. Clearing Bank subordinates, in favor of Lender, any right to offset any claim against Borrower which it might have against the Clearing Account; <u>provided</u>, <u>however</u>, that Clearing Bank retains the right to (a) charge the Clearing Account for any of Clearing Bank's charges, fees and expenses related to the Clearing Account for which Borrower is responsible and (b) for return deposit items and for adjustments and corrections in respect of transactions in the Clearing Account, including, without limitation, returned checks and other deposits with respect to which the Clearing Bank fails to receive final payment or settlement. If there are insufficient collected funds in the Clearing Account to cover the amount of any returned check or other adjustment or correction to be debited thereto, Borrower shall repay the Clearing Bank the amount of such debit immediately upon demand. This paragraph shall survive termination of this agreement.

7.   <u>Successors and Assigns; Assignments</u>.

This Agreement shall bind and inure to the benefit of and be enforceable by Clearing Bank, Borrower, and Lender and their respective successors and permitted assigns. Lender shall have the right to assign or transfer its rights under this Agreement in connection with any assignment of the Loan and the Loan Documents. Borrower shall not have the right to assign or transfer its rights or obligations under this Agreement without the prior written consent of Lender.

8.   <u>Amendment; Other Agreements</u>.

This Agreement may be amended from time to time only by a written agreement executed by all of the parties hereto. This Agreement is supplemented by the terms of the Clearing Bank's deposit account agreement with Borrower and by the terms and condition of its standard agreements for wire transfer, ACH and other services, and to the extent the terms of any such agreement conflict with this Agreement, the specific terms of this Agreement shall control.

9.   Notices.

Notices to Clearing Bank shall be sent to the address written above or by telecopy to (856) 778-2764, Attention: Eric Batdorf with a copy to Paul Ciccotto by telecopy (856) 533-6628; notices to Borrower shall be sent to the address written above andr with a copy by facsimile to (215)-248-2954, Attention: Joseph C. Cahill; and notices to Lender shall be sent to the address written above or by facsimile to (212) 541 – 4434, Attention: Richard Edelson; or, in each case, to such other address as shall be designated in writing by the respective party to the other parties hereto. Unless otherwise expressly provided herein, all such notices, to be effective, shall be in writing (including by facsimile), and shall be deemed to have been duly given or made (a) when delivered by hand or by nationally recognized overnight carrier, specifying next day delivery, with written verification of receipt, (b) upon receipt, after being deposited in the mail, registered or certified mail, return receipt requested, postage prepaid, or (c) in the case of facsimile notice, when sent and electronically confirmed, addressed as set forth above. The Clearing Bank may rely and shall be protected in acting or refraining from acting upon any notice (including but not limited to electronically confirmed facsimiles of such notice) believed by it to be genuine and to have been signed or presented by the proper party or parties. Any communication to the Clearing Bank which is an instruction by the Lender, shall be implemented by the Clearing Bank within one (1) business day (exclusive of the date on which such instruction was received) after its receipt.

10.   Governing Law.

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE IN WHICH THE CLEARING ACCOUNT HAS BEEN OPENED AND IS MAINTAINED, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES APPLIED IN SUCH STATE.

11.   Clearing Bank Uncertainty; Interpleader.

(a)   In the event of any disagreement between the parties to this Agreement, or between them or any one of them and any other person(s), resulting in adverse claims or demands being made in connection with this Agreement or the Clearing Account, and any interest accrued thereon, or in the event that Clearing Bank, in good faith, is in doubt as to what action it should take hereunder, the Clearing Bank may, at its option, refuse to comply with any claims or demands upon it, or refuse to take any other action hereunder, so long as any such disagreement, claim, demand or uncertainty continues or exists, and in any such event, Clearing Bank shall not be or become liable in any way to any person for its failure to act.

(b)   Clearing Bank shall be entitled to continue to so refrain from acting until (i) the right of all parties shall have been fully and finally adjudicated by a court of competent jurisdiction or (ii) all differences shall have been adjusted and all doubts resolved by written agreement among all interested persons and Clearing Bank shall have been so notified in writing signed by all such persons. Alternatively, Clearing Bank may, at Borrower's expense, resign and deliver the balance of the Clearing Account to a court

of competent jurisdiction, upon which all obligation of Clearing Bank under this Agreement shall cease and terminate.

12.   Insolvency of Borrower.

In the event that Borrower becomes subject to a voluntary or involuntary proceeding under the United States bankruptcy Code, or if Clearing Bank is otherwise served with legal process which Clearing Bank believes affects funds deposited in the Clearing Account, Clearing Bank shall have the right to place a hold on funds deposited in the Clearing Account until such time as Clearing Bank receives an appropriate court order or assurances satisfactory to Clearing Bank, establishing that the funds may continue to be disbursed according to the instructions contained in the Clearing Account Agreement.

13.   Court Orders. Lender's Representations, Warranties and Indemnification.

Nothing contained in this Agreement shall prevent Clearing Bank from complying with any legal process or other order of a court affecting funds in the Clearing Account. Clearing Bank will notify Lender after Clearing Bank receives any such legal process or becomes aware of the issuance of any such order. If, notwithstanding the issuance of any such order or legal process, Clearing Bank continues to perform its obligations in favor of Lender pursuant to this Agreement, Borrower and Lender each agree to indemnify and hold Clearing Bank harmless from and against any and all claims demands, liabilities, actions, causes of action, losses and expenses (including without limitation, reasonable attorney's fees, and court costs), both legal and equitable, incurred or sustained by Clearing Bank that arise from or are related to the continuing performance by Clearing Bank of its obligations pursuant to this Agreement.

14.   Severability.

If a court of competent jurisdiction deems any part of this Agreement to be unenforceable, the parties agree that only the offending part shall be stricken and that the remaining parts shall be unaffected.

15.   Independent Contractor.

The parties agree that, in performing the services under this Agreement, Clearing Bank will be acting as an independent contractor and not as an employer, employee, partner or agent of the Lender or Borrower.

16.   Force Majure.

Clearing Bank shall not be responsible for actions or omissions caused by events beyond its control, including without limitation fire, casualty, breakdown in equipment or failure of telecommunications or data processing services, lockout, strike, unavoidable accidents, acts of God, riot, war or the issuance or operation of any adverse governmental law ruling, regulation, order or decree, or an emergency that prevents Clearing Bank from operating normally.

17.   Compensation.

The Borrower hereby agrees to pay to the Clearing Bank the Clearing Bank's usual and customary service charges and fees with respect to the Clearing Account and all services performed for the Borrower or the Lender under this Agreement (as such charges and fees may change from time to time by notice from the Clearing Bank to the Borrower and the Lender). It is understood and agreed that the Borrower shall be responsible for payment of these charges and all other reasonable expenses of the Clearing Bank related to the provision of services under this Agreement. If there are not sufficient funds in the Lockbox Account to pay these charges and expenses, and the charges are not paid by the Company upon demand of the Bank, the Agent, on behalf of the Lenders, agrees to pay them within fifteen (15) days of receipt of the Clearing Bank's written notice to the Lender.

IN WITNESS WHEREOF, the parties hereto have executed this CLEARING ACCOUNT AGREEMENT in several counterparts (each of which shall be deemed an original) as from the date first-above written.

CLEARING BANK:

Commerce Bank, N.A.

By: _____
Name: _____
Title: _____

LENDER:

Laurus Master Fund, Ltd.

By: _____
Name: _____
Title: _____

BORROWER:

POWERCOLD CORPORATION
By: _____
Name: Joseph C. Cahill
Title: CFO

POWERCOLD PRODUCTS, INC
By: _____
Name: Joseph C. Cahill
Title: VP Administration & Finance

POWERCOLD COMFORTAIR SOLUTIONS, INC
By: _____
Name: Joseph C. Cahill
Title: VP Administration & Finance

EXHIBIT A

Deposit Bank and Deposit Account

- Deposit Bank: Bank of America

- Deposit Account: ABA#:   (omitted)
  Attn: Mr. Rudy Olivares
  Phone: (888) 852-5000 X 5205
  Fax: (210) 256-3944

  Account of: PowerCold Corporation

  Account #   (omitted)

LOCKBOX AGREEMENT
AMONG
POWERCOLD CORPORATION,
INCLUDED SUBS,

AND
COMMERCE BANK, N.A.

This Agreement for Lockbox Services is entered into as of this 22nd day of June, 2004 by and among (i) Commerce Bank, N.A. (the "Bank"), and (ii) POWERCOLD CORPORATION, INCLUDED SUBS (the entities referred to in this clause (ii), collectively, the "Company").

Background

The Bank is a national banking association providing a complete range of banking products and services to, among others, government entities, branches and agencies. The Company wishes to obtain from the Bank and the Bank desires to provide to the Company Wholesale Lockbox Services.

Rules and procedures applicable to Wholesale Lockbox Services (collectively, the "Rules") are contained in the Appendix to this Agreement.

This Agreement sets forth the general terms and conditions applicable to the provision of the Services to the Company by the Bank and is to be read in conjunction with the Rules. In the event of any conflict between this Agreement, the Rules, and the Clearing Account Agreement, the Clearing Account Agreement shall govern.

NOW THEREFORE, the parties hereto agree as follows:

1. **Definitions.**

"Account" means investments and deposit account(s) maintained by the Company at the Bank.

"Authorized Representative" means a person designated by the Company as an authorized representative of the Company or authorized by the Company (by course of dealing or otherwise) to act on behalf of the Company.

"Business Day" means every day other than Saturday, Sunday or one of the Federal Holidays.

2. **Necessary Authorization.**

Company represents and warrants that the individual executing this Agreement has/have been authorized by all necessary Company action to sign such agreements and to issue such instructions as may be necessary to carry out the purpose and intent of the Agreement and to enable Company to receive Lockbox Service.

3.   **Periodic Statements.**

In connection with the Services, Company shall receive periodic statements from the Bank regarding account activity taking place during the statement period. The periodic account statement will contain a record of all transactions completed during the statement period. Periodic account statements must be utilized to identify discrepancies and inaccuracies. All concerns regarding periodic account statements must be addressed to the Bank in writing, as soon as practicable after receipt.

4.   **Covenants, Representations and Warranties.**

(a)   Each Company officer, employee and/or agent authorized to access and use the Services (each an "Authorized Employee") is duly authorized by all necessary action on the part of the Company to (i) access the Account(s) and use the Services; (ii) access any information related to any Account(s) consistent with the Authorized Employee's User I.D., and (iii) engage in any transaction relating to any Account(s) consistent with the Authorized Employee's User I.D.

(b)   The Bank may unconditionally rely on the validity and accuracy of any communication or transaction made, or purported to be made, by an Authorized Employee.

(c)   The Company shall take all reasonable measures and exercise all reasonable precautions to prevent the unauthorized disclosure or use of all codes, passwords, PINs and tokens (collectively, "Access Devices") associated with or necessary for, Company's use of the Services.

(d)   The Company is not a "consumer" as such term is defined in the regulations promulgated pursuant to the Gramm-Leach-Bliley Act, 15 U.S.C. § 6801 *et seq.*, nor a legal representative of a "consumer".

(e)   The Company shall use the Services only for its own lawful business purposes, and shall not, and shall take all reasonable measures and exercise all reasonable precautions to ensure that Company officers, employees or representatives do not, use the Services for personal, family or household purposes, or any other purpose not contemplated by this Agreement.

5.   **Compliance.**

The Company and the Bank shall comply with (i) all applicable laws, regulations, rules and orders; (ii) the Account Regulations; (iii) Article 4A of the Uniform Commercial Code; and (iv) Office of Foreign Asset Control ("OFAC") sanctions.

6. **Third Parties.**

The Company acknowledges that certain third parties provide services to the Bank ("Third Party Services") in connection with the Bank's provision of the Services to the Company and that accordingly, the Bank's ability to provide the Services hereunder may be contingent upon the continuing availability of certain services from such third parties. Third Party Services may involve the processing and/or transmission of the Company's data, instructions (oral or written) and funds. In addition, the Company agrees that the Bank may disclose the Company's financial information to such third parties (a) where it is necessary to complete the Services requested; (b) in order to comply with laws, government agency rules or orders, court orders, subpoenas or other legal process or in order to give information to any government agency or official having legal authority to request such information; or (c) when the Company gives its written permission. The Bank acknowledges and agrees that all nonpublic information which the Company provides to the Bank or the Bank acquires in connection with the performance of the Services shall be confidential, and shall only be used by the Bank for the purpose of performing services hereunder.

7. **The Services.**

(a)   The Company, through its Authorized Employees, may use the Services solely in accordance with the terms and conditions of this Agreement and the Rules.

(b)   With the exception of scheduled off peak downtime periods, the Bank shall make all reasonable efforts to make the Services available to the Company each Business Day.

(c)   Access to on line Services will be denied if invalid Access Devices are used or if the user exceeds the number of invalid attempts allowed by the Bank.

(d)   The Company is authorized to use the Services only for the purposes and in the manner contemplated by this Agreement.

(e)   The Company agrees to cooperate with the Bank, as the Bank may reasonably request in conjunction with the performance of the Services.

(f)   The Company agrees to comply with the Rules, as they may be reasonably amended from time to time by the Bank.

8. **Liability.**

(a)   <u>Information Accessed Through the Services.</u>   The Bank shall use reasonable care to provide accurate, complete and current financial information relating to the Account(s) maintained by Company at the Bank and that may be accessed by the Company through the Services. Notwithstanding the foregoing, Bank makes no representation or warranty that information provided by the Company or any third party that may be accessed by the Company through the Services is accurate, complete or current.

(b)   Actions Not Contemplated by Agreements. The Company agrees that the Services are being provided by Bank for conduct of proper, authorized Company business only. Unless due to Bank's negligence or willful misconduct, Bank shall have no liability to Company if the Services are utilized by Company, Company's employee(s), independent contractor(s) or other third party for a purpose or in a manner not contemplated or allowed by this Agreement or the Rules.

(c)   Actions Beyond the Control of Bank The Bank shall not be responsible for any occurrence, act or omission not within Bank's reasonable control, including, without limitation, the inoperability or malfunction of any communications, computer or payment system, power outages, acts of God, war, labor difficulties, or actions of any government either in its sovereign or contractual capacity.

(d)   Limitation of Damages Payable by the Bank. In the event the Bank is adjudged liable to the Company, the amount of damages recoverable by the Company shall not exceed Company's actual damages, and in no event shall Bank be liable for any special, incidental, punitive, indirect or consequential damages of any kind, including lost profits whether or not Bank has been advised of the possibility of such loss or damage. Except as otherwise stated herein or required by applicable law or rule, this Section 11 states Bank's entire liability to the Company with respect to the Services provided under this Agreement. This Section shall survive any termination of this Agreement.

9.   **Indemnification.**

(a)   The Company shall indemnify and hold harmless the Bank from and against any and all losses, liabilities, penalties, damages, expenses or other harm or injury which the Bank may incur or suffer or which may be asserted by any person or entity, including reasonable attorneys' fees (whether or not such attorneys are employees of Bank or any affiliate) and court costs (the "Losses") resulting directly from, (i) any failure by the Company to observe and perform properly in any material respect each and every covenant of this Agreement or any other wrongdoing of the Company; (ii) any action taken or omitted to be taken by the Bank in reasonable reliance upon information provided to the Bank by the Company; provided, however, the Company shall not be required to indemnify and hold harmless the Bank from any Losses which are caused by the Bank's negligence or willful misconduct. The provisions of this paragraph shall survive the termination of this Agreement.

(b)   Limitation of Damages Payable by the Company. In the event the Company is adjudged liable to Bank, the amount of damages recoverable by Bank shall not exceed Bank's actual damages, and in no event shall the Company be liable for any special, incidental, punitive, indirect or consequential damages of any kind, including lost profits whether or not the Company has been advised of the possibility of such loss or damage. Except as otherwise stated herein or required by applicable law or rule, this Paragraph 12.2 states the Company's entire liability to Bank with respect to the Services provided under this Agreement. This Section 12 shall survive any termination or expiration of this Agreement.

10.   **Exclusion of Warranties.**

Except as otherwise expressly stated in this Agreement, the Bank makes no representation or warranty of any kind, either expressed or implied or statutory, including but not limited to, the implied warranty of merchantability, fitness for a particular purpose, or non-infringement. The provisions of this paragraph shall survive the termination of this Agreement.

11.   **Term and Termination.**

Refer to Clearing Account Agreement **.**

12.   **Notice.**

Except as otherwise stated, notices given in connection with this Agreement must be given in writing to the address set forth in the Clearing Account Agreement.

13.   **Assignment.**

Refer to Clearing Account Agreement.

14.   **Entire Agreement.**

The parties acknowledge that each has read this Agreement, understands it, and agrees to be bound by it. This Agreement, together with the Rules, and the Clearing Account Agreement state the entire understanding between the Company and the Bank concerning the Lockbox Service.

15.   **Amendments.**

This Agreement may be amended only by writing executed by the parties hereto. Notwithstanding the foregoing, the Bank may at any time amend the Rules so long as the amendment is generally applicable to those customers obtaining the same Services and/or maintaining the same type of deposit arrangement as the Company. The Bank shall provide the Company thirty (30) days' prior written notice of any such amendment.

16.   **Relationship of Bank and Company.**

In providing Services hereunder, the Bank shall be acting solely as an independent contractor and not as the agent of the Company or of any other party.

17.   **Waiver.**

No waiver of any right or obligation hereunder shall be deemed to imply any waiver of any other present or future right or obligation hereunder whether similar or dissimilar.

18. **Provisions Severable.**

If any provision of this Agreement is held to be invalid or otherwise unenforceable by a court of competent jurisdiction or any governmental regulatory agency, then this Agreement shall be deemed to be amended to the extent necessary to bring it into accordance with any such requirement, and all remaining provisions hereof shall continue in full force and effect.

19. **Governing Law.**

Refer to Clearing Account Agreement.

20. **Compliance With Law.**

The Bank shall comply with any and all applicable federal, state and local laws, rules and regulations, including those relating to conflicts of interest, discrimination and confidentiality, in connection with the performance of its obligations under this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement on this 29th day of July, 2004.

Commerce Bank, N.A.
6000 Atrium Way, AIM #02-206-02-21
Mount Laurel, NJ   08054

By: _____

_____
Authorized Signer

_____
Print or Type Name

_____
Title

_____
Date

PowerCold Products, Inc.
115 Canfield Street, PO BOX 1239
LaVernia, TX 78121-1239

PowerCold ComfortAir Solutions, Inc.
12345 Starkey Avenue
Largo, FL 33773
_____
Authorized Signer

Joseph C. Cahill
_____
Print or Type Name
VP Administration & Finance
_____
Title
July 26, 2004
_____
Date

POWERCOLD CORPORATION
115 Canfield Street, PO BOX 1239
LaVernia, TX 78121-1239

By: _____
Authorized Signer

Joseph C. Cahill
_____
Print or Type Name

Secretary
_____
Title

July 26, 2004
_____
Date

Wholesale Lockbox Services are currently delivered by the Bank , via a partnership with a third party provider relationship.

Mail Retrieval.
Bank will retain Post Office Boxes at predetermined postal facilities to centrally collect payments delivered to the Company. Bank will provide for the delivery of mail, each Business Day to its lockbox provider for processing.

Arrangements for authorization of Bank to retrieve mail from existing Post Office Boxes will be the responsibility of the Company.

Mail Processing.
All mail will be sorted by Post Office Box numbers assigned to the Company.

The mail will be opened and examined by lockbox processors. Checks will be scanned for negotiability. Additional reviews may be performed based on the Lockbox Processing Specification Sheet attached hereto.

Checks will be imaged and reassociated with the remittance information (if enclosed). Data capture of information will be performed if required. Checks will be outsorted from other documents for encoding and proper endorsements.

Check Processing.
Deposit batches will be prepared and processed as required in the Lockbox Processing Specification Sheet. Checks will be deposited each processing day into Company's designated Account.

Remittance Package. Each Business Day, Bank will send a remittance package prepared to the Lockbox Processing Specification Sheet.

Data Capture and Receivable Reporting.
The Bank will provide deposit and remittance information to the Company. This information may be provided in various formats, including paper, CD-ROM or via data transmission. Information may also be accessed via Commerce TreasuryDirect[SM].

> CD-ROM. Bank will create a CD-ROM which provides access to images of processed checks and remittance detail at the Company's request on a daily, weekly, or monthly basis.

> Electronic Transmission. If an electronic transmission to Company is required, data transmission will be transmitted by 8:00 P.M. Eastern Standard Time each Business Day,

unless an earlier time is negotiated. Transmissions require that connectivity between Bank and Company must be established and tested prior to implementation. These reporting fields may include: statement number, payment type (check or money order), reference number and payment amount. Bank can accommodate additional fields as desired.

Commerce Lockbox Web Access. Commerce Lockbox Web Access can provide the Company a variety of same day reporting options, including reporting of deposits, images of invoices and checks/money orders, and online review of deposit details subject to pre-established data entry informational fields. Information is available for review by Company 15 minutes after each lockbox batch is settled.

EXHIBIT C

LAURUS MASTER FUND, LTD
825 Third Avenue14th Floor
New York, New York 10022

VIA FACSIMILE
Commerce Bank, N.A.
6000 Atrium Way
AIM 02-206-02-21
Mt. Laurel, New Jersey, 08054

Attention: Mr. Eric Batdorf AIM 02-206-02-21 , Commerce Cash Management Special Services Manager, Facsimile number 856-778-2764and
Mr. Paul Ciccotto AIM 02-206-02-21, Commerce Cash Management Wire Transfer Manager, Facsimile number 856-533-6628

NOTICE OF DEFAULT

Re: **Account Name:**
Account Number:

Reference is also made to that certain Clearing Account Agreement dated July 26th, 2004 among Commerce Bank, N.A. (the "Clearing Bank') PowerCold Corporation. (the "Borrower"), and Laurus Master Fund Ltd. ("Lender")(the "Agreement"). Reference is hereby made to that certain Note in the aggregate principal amount of $5,000,000 dated as of July 29, 2004 by Borrower in favor of Lender (the "Note"). Capitalized terms used but not defined herein shall have meanings given them in the Agreement.

This is to notify you that an Event of Default has occurred and is continuing under the Note. Pursuant to Section 3 of the Agreement and with effect from the from the date hereof, Clearing Bank, shall **immediately cease (i) taking any and all actions at the direction of the Borrower and (ii) making any and all wire transfers of the Weekly Deposit Account Sweep Amount to Borrower**. Clearing Bank shall wire all Weekly Deposit Account Sweep Amounts to the account specified below:

       Wire to: Commerce Bank, N.A.ABA #:

       Account Name:

       Account #:

       For further credit to: Laurus Master Fund, Ltd.

Account Number:

Lender shall from the date of the Default Notice be entitled to receive the advice set forth in Section 3(ii) of the Agreement.

Pursuant to the terms of the Agreement, Clearing Bank shall take all actions without the consent of and without any further action by, the Borrower.

LAURUS MASTER FUND, LTD.

/s/ David Grin

By:_____
David Grin
Director

Exhibit 4.13

FUNDS ESCROW AGREEMENT

This Agreement (this "Agreement") is dated as of the 29the day of July, 2004 among POWERCOLD CORPORATION, a Delaware corporation (the "**Company**"), Laurus Master Fund, Ltd., a Cayman Islands company (the "**Purchaser**"), and Loeb & Loeb LLP, a California limited liability partnership (the "**Escrow Agent**"):

W I T N E S S E T H:

WHEREAS, the Purchaser has advised the Escrow Agent that (a) the Company and the Purchaser have entered into a Securities Purchase Agreement (the "**Purchase Agreement**") for the sale by the Company to the Purchaser of a secured convertible term note (the "**Term Note**"), (b) the Company has issued to the Purchaser a common stock purchase warrant (the "**Term Note Warrant**") in connection with the issuance of the Term Note, (c) the Company and the Purchaser have entered into a Registration Rights Agreement covering the registration of the Company's common stock underlying the Term Note and the Term Note Warrant (the "**Term Note Registration Rights Agreement**"), and (c) the Company and the Purchaser have entered into a Master Security Agreement covering certain collateral securing the Term Note (the "Master Security Agreement");

WHEREAS, the Company and the Purchaser wish the Purchaser to deliver to the Escrow Agent copies of the Documents (as hereafter defined) and the Escrowed Payment (as hereafter defined) to be held and released by Escrow Agent in accordance with the terms and conditions of this Agreement; and

WHEREAS, the Escrow Agent is willing to serve as escrow agent pursuant to the terms and conditions of this Agreement;

NOW THEREFORE, the parties agree as follows:

ARTICLE I

INTERPRETATION

1.1.   <u>Definitions</u>. Whenever used in this Agreement, the following terms shall have the meanings set forth below.

(a)   "Agreement" means this Agreement, as amended, modified and/or supplemented from time to time by written agreement among the parties hereto.

(b)   "Closing Payment" means the closing payment to be paid to Laurus Capital Management, LLC, the fund manager, as set forth on Schedule A hereto.

(c) "Disbursement Letter" means that certain letter delivered to the Escrow Agent by each of the Purchaser and the Company setting forth wire instructions and amounts to be funded at the Closing.

(d) "Documents" means copies of the Disbursement Letter, the Purchase Agreement, the Term Note, the Term Note Warrant, the Master Security Agreement, and the Term Note Registration Rights Agreement.

(e) "Escrowed Payment" means $5,000,000.

1.2. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement among the parties hereto with respect to the matters contained herein and supersedes all prior agreements, understandings, negotiations and discussions of the parties, whether oral or written. There are no warranties, representations and other agreements made by the parties in connection with the subject matter hereof except as specifically set forth in this Agreement.

1.3. <u>Extended Meanings</u>. In this Agreement words importing the singular number include the plural and vice versa; words importing the masculine gender include the feminine and neuter genders. The word "person" includes an individual, body corporate, partnership, trustee or trust or unincorporated association, executor, administrator or legal representative.

1.4. <u>Waivers and Amendments</u>. This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions hereof may be waived, in each case only by a written instrument signed by all parties hereto, or, in the case of a waiver, by the party waiving compliance. Except as expressly stated herein, no delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege hereunder preclude any other or future exercise of any other right, power or privilege hereunder.

1.5. <u>Headings</u>. The division of this Agreement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.6. <u>Law Governing this Agreement; Consent to Jurisdiction</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws. With respect to any suit, action or proceeding relating to this Agreement or to the transactions contemplated hereby ("Proceedings"), each party hereto irrevocably submits to the exclusive jurisdiction of the courts of the County of New York, State of New York and the United States District court located in the county of New York in the State of New York. Each party hereto hereby irrevocably and unconditionally (a) waives trial by jury in any Proceeding relating to this Agreement and for any related counterclaim and (b) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court,

waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have jurisdiction over such party. As between the Company and the Purchaser, the prevailing party shall be entitled to recover from the other party its reasonable attorneys' fees and costs. In the event that any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, then the remainder of this Agreement shall not be affected and shall remain in full force and effect.

1.7. <u>Construction</u>. Each party acknowledges that its legal counsel participated in the preparation of this Agreement and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Agreement to favor any party against the other.

ARTICLE II

APPOINTMENT OF AND DELIVERIES TO THE ESCROW AGENT

2.1. <u>Appointment</u>. The Company and the Purchaser hereby irrevocably designate and appoint the Escrow Agent as their escrow agent for the purposes set forth herein, and the Escrow Agent by its execution and delivery of this Agreement hereby accepts such appointment under the terms and conditions set forth herein.

2.2. <u>Copies of Documents to Escrow Agent</u>. On or about the date hereof, the Purchaser shall deliver to the Escrow Agent copies of the Documents executed by the Company to the extent it is a party thereto.

2.3. <u>Delivery of Escrowed Payment to Escrow Agent.</u> On or about the date hereof, the Purchaser shall deliver to the Escrow Agent the Escrowed Payment.

2.4. <u>Intention to Create Escrow Over the Escrowed Payment</u>. The Purchaser and the Company intend that the Escrowed Payment shall be held in escrow by the Escrow Agent and released from escrow by the Escrow Agent only in accordance with the terms and conditions of this Agreement.

ARTICLE III

RELEASE OF ESCROW

3.1. <u>Release of Escrow</u>. Subject to the provisions of Section 4.2, the Escrow Agent shall release the Escrowed Payment from escrow as follows:

(a) Promptly following receipt by the Escrow Agent of (i) copies of the fully executed Documents and this Agreement, (ii) the Escrowed Payment in immediately available funds, (iii) joint written instructions ("**Joint Instructions**") executed by the Company and the Purchaser setting forth the payment direction instructions with respect to the Escrowed Payment and (iv) Escrow Agent's verbal instructions from David Grin and/or Eugene Grin (each of whom is a director of the Purchaser) indicating that all closing conditions relating to the Documents have been

satisfied and directing that the Escrowed Payment be disbursed by the Escrow Agent in accordance with the Joint Instructions, then the Escrowed Payment shall be deemed released from escrow and shall be promptly disbursed in accordance with the Joint Instructions. The Joint Instructions shall include, without limitation, Escrow Agent's authorization to retain from the Escrowed Payment Escrow Agent's fee for acting as Escrow Agent hereunder and the Closing Payment for delivery to Laurus Capital Management, LLC in accordance with the Joint Instructions.

(b)	Upon receipt by the Escrow Agent of a final and non-appealable judgment, order, decree or award of a court of competent jurisdiction (a **"Court Order"**) relating to the Escrowed Payment, the Escrow Agent shall remit the Escrowed Payment in accordance with the Court Order. Any Court Order shall be accompanied by an opinion of counsel for the party presenting the Court Order to the Escrow Agent (which opinion shall be satisfactory to the Escrow Agent) to the effect that the court issuing the Court Order is a court of competent jurisdiction and that the Court Order is final and non-appealable.

3.2.	Acknowledgement of Company and Purchaser; Disputes. The Company and the Purchaser acknowledge that the only terms and conditions upon which the Escrowed Payment are to be released from escrow are as set forth in Sections 3 and 4 of this Agreement. The Company and the Purchaser reaffirm their agreement to abide by the terms and conditions of this Agreement with respect to the release of the Escrowed Payment. Any dispute with respect to the release of the Escrowed Payment shall be resolved pursuant to Section 4.2 or by written agreement between the Company and Purchaser.

ARTICLE IV

CONCERNING THE ESCROW AGENT

4.1.	Duties and Responsibilities of the Escrow Agent. The Escrow Agent's duties and responsibilities shall be subject to the following terms and conditions:

(a)	The Purchaser and the Company acknowledge and agree that the Escrow Agent (i) shall not be required to inquire into whether the Purchaser, the Company or any other party is entitled to receipt of any Document or all or any portion of the Escrowed Payment; (ii) shall not be called upon to construe or review any Document or any other document, instrument or agreement entered into in connection therewith; (iii) shall be obligated only for the performance of such duties as are specifically assumed by the Escrow Agent pursuant to this Agreement; (iv) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction, instrument, statement, request or document furnished to it hereunder and believed by the Escrow Agent in good faith to be genuine and to have been signed or presented by the proper person or party, without being required to determine the authenticity or correctness of any fact stated therein or the propriety or validity or the service thereof; (v) may assume that any person purporting to give notice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so; (vi) shall not be

responsible for the identity, authority or rights of any person, firm or company executing or delivering or purporting to execute or deliver this Agreement or any Document or any funds deposited hereunder or any endorsement thereon or assignment thereof; (vii) shall not be under any duty to give the property held by Escrow Agent hereunder any greater degree of care than Escrow Agent gives its own similar property; and (viii) may consult counsel satisfactory to Escrow Agent (including, without limitation, Loeb & Loeb, LLP or such other counsel of Escrow Agent's choosing), the opinion of such counsel to be full and complete authorization and protection in respect of any action taken, suffered or omitted by Escrow Agent hereunder in good faith and in accordance with the opinion of such counsel.

(b)   The Purchaser and the Company acknowledge that the Escrow Agent is acting solely as a stakeholder at their request and that the Escrow Agent shall not be liable for any action taken by Escrow Agent in good faith and believed by Escrow Agent to be authorized or within the rights or powers conferred upon Escrow Agent by this Agreement. Notwithstanding any Agreement to the contrary,the Purchaser and the Company hereby, jointly and severally, indemnify and hold harmless the Escrow Agent and any of Escrow Agent's partners, employees, agents and representatives from and against any and all actions taken or omitted to be taken by Escrow Agent or any of them hereunder and any and all claims, losses, liabilities, costs, damages and expenses suffered and/or incurred by the Escrow Agent arising in any manner whatsoever out of the transactions contemplated by this Agreement and/or any transaction related in any way hereto, including the fees of outside counsel and other costs and expenses of defending itself against any claims, losses, liabilities, costs, damages and expenses arising in any manner whatsoever out the transactions contemplated by this Agreement and/or any transaction related in any way hereto, except for such claims, losses, liabilities, costs, damages and expenses incurred by reason of the Escrow Agent's negligence or willful misconduct. The Escrow Agent shall owe a duty only to the Purchaser and Company under this Agreement and to no other person.

(c)   Notwithstanding any Agreement to the contrary, the Purchaser and the Company shall jointly and severally reimburse the Escrow Agent for its reasonable out-of-pocket expenses (including counsel fees (which counsel may be Loeb & Loeb LLP or such other counsel of the Escrow Agent's choosing) incurred in connection with the performance of its duties and responsibilities hereunder, which shall not (subject to Section 4.1(b)) exceed $2,000.

(d)   The Escrow Agent may at any time resign as Escrow Agent hereunder by giving five (5) business days prior written notice of resignation to the Purchaser and the Company. Prior to the effective date of resignation as specified in such notice, the Purchaser and Company will issue to the Escrow Agent a Joint Instruction authorizing delivery of the Documents and the Escrowed Payment to a substitute Escrow Agent selected by the Purchaser and the Company. If no successor Escrow Agent is named by the Purchaser and the Company, the Escrow Agent may apply to a court of competent jurisdiction in the State of New York for appointment of a successor Escrow Agent, and deposit the Documents and the Escrowed Payment with the clerk of any such

court and/or otherwise commence an interpleader or similar action for a determination of where to deposit the same.

(e)   The Escrow Agent does not have and will not have any interest in the Documents and the Escrowed Payment, but is serving only as escrow agent, having only possession thereof.

(f)   The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and reasonably believed by it to be authorized hereby or within the rights or powers conferred upon it hereunder, nor for action taken or omitted by it in good faith, and in accordance with advice of counsel (which counsel may be Loeb & Loeb, LLP or such other counsel of the Escrow Agent's choosing), and shall not be liable for any mistake of fact or error of judgment or for any acts or omissions of any kind except to the extent any such liability arose from its own willful misconduct or gross negligence.

(g)   This Agreement sets forth exclusively the duties of the Escrow Agent with respect to any and all matters pertinent thereto and no implied duties or obligations shall be read into this Agreement.

(h)   The Escrow Agent shall be permitted to act as counsel for the Purchaser or the Company, as the case may be, in any dispute as to the disposition of the Documents and the Escrowed Payment, in any other dispute between the Purchaser and the Company, whether or not the Escrow Agent is then holding the Documents and/or the Escrowed Payment and continues to act as the Escrow Agent hereunder.

(i)   The provisions of this Section 4.1 shall survive the resignation of the Escrow Agent or the termination of this Agreement.

4.2.   <u>Dispute Resolution; Judgments</u>. Resolution of disputes arising under this Agreement shall be subject to the following terms and conditions:

(a)   If any dispute shall arise with respect to the delivery, ownership, right of possession or disposition of the Documents and/or the Escrowed Payment, or if the Escrow Agent shall in good faith be uncertain as to its duties or rights hereunder, the Escrow Agent shall be authorized, without liability to anyone, to (i) refrain from taking any action other than to continue to hold the Documents and the Escrowed Payment pending receipt of a Joint Instruction from the Purchaser and Company, (ii) commence an interpleader or similar action, suit or proceeding for the resolution of any such dispute; and/or (iii) deposit the Documents and the Escrowed Payment with any court of competent jurisdiction in the State of New York, in which event the Escrow Agent shall give written notice thereof to the Purchaser and the Company and shall thereupon be relieved and discharged from all further obligations pursuant to this Agreement. The Escrow Agent may, but shall be under no duty to, institute or defend any legal proceedings which relate to the Documents and the Escrowed Payment. The Escrow Agent shall have the right to retain counsel if it becomes involved in any disagreement, dispute or litigation on account of this Agreement or otherwise determines

that it is necessary to consult counsel which such counsel may be Loeb & Loeb LLP or such other counsel of the Escrow Agent's choosing.

(b)   The Escrow Agent is hereby expressly authorized to comply with and obey any Court Order. In case the Escrow Agent obeys or complies with a Court Order, the Escrow Agent shall not be liable to the Purchaser and Company or to any other person, firm, company or entity by reason of such compliance.

ARTICLE V

GENERAL MATTERS

5.1.   <u>Termination</u>.   This escrow shall terminate upon disbursement of the Escrowed Payment in accordance with the terms of this Agreement or earlier upon the agreement in writing of the Purchaser and Company or resignation of the Escrow Agent in accordance with the terms hereof.

<u>Notices</u>. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given:

upon personal delivery to the party to be notified;

when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day;

three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or

one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

All communications shall be sent as follows:

5.2.   If to the Company, to: PowerCold Corporation
566 South Bethlehem Pike
Fort Washington, PA
Attention: Chief Financial Officer
Facsimile: (215) 591-9882

With a copy to: Attention: Charles A. Cleveland, P.S.
Suite 304, 1212 North Washington
Spokane, WA 99202-2401
Facsimile: (509) 326-1872

(b)   If to the Purchaser, to:

> LAURUS MASTER FUND, LTD.
> c/o Ironshore Corporate Services Ltd.
> P.O. Box 1234 G.T., Queensgate House, South Church Street
> Grand Cayman, Cayman Islands
> Fax: 212-541-4434
> Attention: John Tucker, Esq.

(c)   If to the Escrow Agent, to:

> Loeb & Loeb LLP
> 345 Park Avenue
> New York, New York 10154
> Fax: 212 407-4990
> Attention: Scott J. Giordano, Esq.

or to such other address as any of them shall give to the others by notice made pursuant to this Section 5.2.

5.3.   Interest. The Escrowed Payment shall not be held in an interest bearing account nor will interest be payable in connection therewith.

5.4.   Assignment; Binding Agreement. Neither this Agreement nor any right or obligation hereunder shall be assignable by any party without the prior written consent of the other parties hereto. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives, successors and assigns.

5.5.   Invalidity. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal, or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

5.6.   Counterparts/Execution. This Agreement may be executed in any number of counterparts and by different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same agreement. This Agreement may be executed by facsimile transmission.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

COMPANY:
POWERCOLD CORPORATION

By:
Name: Joseph C. Cahill
Title: Secretary

PURCHASER:

LAURUS MASTER FUND, LTD.

By:
Name:
Title:

ESCROW AGENT:

LOEB & LOEB LLP

By:
Name:
Title:

SCHEDULE A TO FUNDS ESCROW AGREEMENT

PURCHASER	PRINCIPAL NOTE AMOUNT
LAURUS MASTER FUND, LTD., c/o Ironshore Corporate Services Ltd., P.O. Box 1234 G.T., Queensgate House, South Church Street, Grand Cayman, Cayman Islands Fax: 345-949-9877	Term Note in an aggregate principal amount of $5,000,000
TOTAL	**$5,000,000**

FUND MANAGER	**CLOSING PAYMENT**
LAURUS CAPITAL MANAGEMENT, L.L.C. 825 Third Avenue, 14th Floor New York, New York 10022 Fax: 212-541-4434	Closing payment payable in connection with investment by Laurus Master Fund, Ltd. for which Laurus Capital Management, L.L.C. is the Manager.
TOTAL	**$175,000**

WARRANTS

WARRANT RECIPIENT	**WARRANTS IN CONNECTION WITH OFFERING**
LAURUS MASTER FUND, LTD. A Cayman Island corporation c/o Ironshore Corporate Services Ltd. P.O. Box 1234 G.T. Queensgate House, South Church Street Grand Cayman, Cayman Islands Fax: 345-949-9877	Term Note Warrant exercisable into 615,000 shares of common stock of the Company issuable in connection with the Term Note.
TOTAL	**Warrants exercisable into 615,000 shares of common stock of the Company**

Exhibit 4.14

POWERCOLD CORPORATION

July 29, 2004

Scott J. Giordano
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Direct Dial: (212) 407-4104
Fax: (212) 407-4990

> RE: POWERCOLD CORPORATION – Escrow Release
> Gross Escrow Deposit: $5,000,000

Dear Mr. Giordano:

These instructions are given to you pursuant to a Funds Escrow Agreement among POWERCOLD CORPORATION (the "Company"), Laurus Master Fund, Ltd., and Loeb & Loeb LLP as Escrow Agent. Subject to the terms set forth below, you are instructed to disburse or allocate $5,000,000 of the investor's funds received by you to and on the Company's behalf as follows:

1. $4,798,500 the Company pursuant to the following wire instructions:

    The Northern Trust Company
    801 South Canal Street
    Chicago, IL 60607
    ABA 071000152
    Credit Account No. 57711 Legg Mason
    Further Credit To: Account No. 366-03685 PowerCold Corporation

2. $175,000 – Laurus Capital Management, L.L.C. (management fees)

    North Fork Bank
    New York, NY 10022
    ABA Number: 021-407912
    For Credit to: Laurus Capital Management, L.L.C.
    Account Number: 2774045278

3. $24,500 - Laurus Capital Management, L.L.C. (due diligence and legal fees:)

    Northfork Bank
    New York, NY 10022
    ABA Number: 021-407912
    For Credit to: Laurus Capital Management, L.L.C.
    Account Number: 2774045278

4. $2,000 – Loeb & Loeb LLP (escrow agent fee)
                Bank: Citibank, N.A.
                ABA No: 021000089
                Acct. No.:   02674308
                Reference: Laurus Escrow Arrangement

                                        Very truly yours,

                                        POWERCOLD CORPORATION

                                        By:

Accepted and Agreed: Joseph C. Cahill

Laurus Master Fund, Ltd.   Secretary

By:

2

Exhibit 23.1



Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

Board of Directors
Powercold Corporation
La Vernia, Texas

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We consent to the use of our report dated March 25, 2005 on the financial statements of Powercold Corporation as of December 31, 2004 and the period then ended, and the inclusion of our name under the heading "Experts" in the Form S-1 Registration Statement filed with the Securities and Exchange Commission.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Spokane, Washington

October 17, 2005

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com